[redacted]

st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 8
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899

13 March 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

[redacted]

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Appendix 3Ys x 3
- CPS dividend declaration x3
- Change of Secondary Secretary
- Tier 1 Hybrid Offer
- SPS II Prospectus
- Results of Bookbuild
- Replacement Prospectus
- Exchange Notice and dividend details for SPS, CPS and CPS II
- Compulsory Acquisition of Borrower and Depositor shares
- Application forms for SPS II

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Anna Sandham
General Counsel

dw 3/31

Appendix 3Y - Listing Rule 3.19A.2

Change of Director's Interest Notice

Name of entity	St.George Bank Limited
ABN	92 055 513 070
Date	19 December 2008

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gail Patricia Kelly
Date of last notice	5 December 2008

Part 1 - Change of director's relevant interests in securities

In case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**	**Direct**	**Direct**	**Indirect**	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-	-	-	**G&A Kelly Investments Pty Ltd (ATF the Kelly Family Trust)**	**G&A Kelly Investments Pty Ltd (ATF the Kelly Family Superannuation Fund)-**
Date of change	**12 December 2008**	**1 December 2008**	**1 December 2008**	**1 December 2008**	**1 December 2008**
No. of securities held prior to change	459,467	364,431	82,290	-	-
Class	WBC Fully paid ordinary shares	Options to acquire fully paid ordinary shares	Rights to acquire fully paid ordinary shares	WBC Fully paid ordinary shares	WBC Fully paid ordinary shares
Number acquired/converted SGB shares	92,226 ordinary WBC shares (granted under CEO Restricted Share Plan)	356,125 (granted under CEO Performance Plan)	119,731 (granted under CEO Performance Plan)	1,152,800 (converted from existing SGB shares held)	90,390 (converted from existing SGB shares held)
Number disposed	-	-	-	-	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16.6295	Nil Consideration. Option exercise price is $16.80 per share	Nil Consideration. Nil exercise price	SGB shares converted into WBC shares at a ratio of 1.31 WBC shares for every SGB share held	SGB shares converted into WBC shares at a ratio of 1.31 WBC shares for every SGB share held
No. of securities held after change	551,693	720,556	202,021	1,152,800	90,390

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Awards approved by shareholders at 2007 AGM. Awarded under CEO Restricted Share Plan.	Awards approved by shareholders at 2007 AGM. Awarded under CEO Performance Plan	Awards approved by shareholders at 2007 AGM. Awarded under CEO Performance Plan	Conversion of SGB shares into WBC shares.	Conversion of SGB shares into WBC shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y - Listing Rule 3.19A.2

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as possible.
Information and documents given to ASX become ASX's property and may be made public.
Introduced 30/9/2001.

Name of entity	St.George Bank Limited
ABN	92 055 513 070
Date	23 December 2008

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay Philip Maxsted
Date of last notice	5 December 2008

Part 1 - Change of director's relevant interests in securities
In case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Lindsay Philip Maxsted**
Date of change	**23 December 2008**
No. of securities held prior to change	**3,264 Westpac Banking Corporation ordinary shares**
Class	**Ordinary fully paid shares**
Number acquired	**145 Westpac Banking Corporation ordinary shares**
Number disposed	**-**
Value / Consideration Note: If consideration is non-cash, provide details and estimated valuation.	**$16.13 per share**
No. of securities held after change	**3,409 Westpac Banking Corporation ordinary shares**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.	**Participation in Westpac Dividend Reinvestment Plan**

Appendix 3Y - Listing Rule 3.19A.2

Change of Director's Interest Notice

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed.	
Interest acquired	
Interest disposed	
Value / Consideration Note: If consideration is non-cash, provide details and an estimated valuation.	
Interest after change	

Appendix 3Y - Listing Rule 3.19A.2

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as possible.
Information and documents given to ASX become ASX's property and may be made public.
Introduced 30/9/2001.

Name of entity	St.George Bank Limited
ABN	92 055 513 070
Date	8 January 2008

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay Philip Maxsted
Date of last notice	23 December 2008

Part 1 - Change of director's relevant interests in securities

In case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Lindsay Philip Maxsted**
Date of change	**2 January 2008**
No. of securities held prior to change	**3,409**
Class	**Ordinary fully paid shares in Westpac Banking Corporation**
Number acquired	**1,869**
Number disposed	**-**
Value / Consideration Note: If consideration is non-cash, provide details and estimated valuation.	**$16.95 per share**
No. of securities held after change	**5,278 Westpac Banking Corporation ordinary shares**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.	**Participation in Westpac Deferral Share Plan**

Appendix 3Y - Listing Rule 3.19A.2

Change of Director's Interest Notice

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed.	
Interest acquired	
Interest disposed	
Value / Consideration Note: If consideration is non-cash, provide details and an estimated valuation.	
Interest after change	

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Alex Crompton
Contact Telephone:	(02) 8253 0390
Facsimile:	(02) 8253 1214
Subject:	**CPS - Declaration of Dividend**
Date Sent:	23 January 2009

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS, the Bank has declared a quarterly dividend of $1.0128 per CPS to be paid on 20 February 2009 with a record date for determination of entitlements of 5 February 2009.

100% of this payment is franked at 30%.

Yours sincerely

Alex Crompton
Company Secretary

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Alex Crompton
Contact Telephone:	(02) 8253 0390
Facsimile:	(02) 8253 1214
Subject:	**SPS - Declaration of Dividend**
Date Sent:	23 January 2009

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SPS, the Bank has declared a quarterly dividend of $0.9951 per SPS to be paid on 20 February 2009 with a record date for determination of entitlements of 5 February 2009.

100% of this payment is franked at 30%.

Yours sincerely

Alex Crompton
Company Secretary

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Alex Crompton
Contact Telephone:	(02) 8253 0390
Facsimile:	(02) 8253 1214
Subject:	**CPS II - Declaration of Dividend**
Date Sent:	23 January 2009

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS II, the Bank has declared a quarterly dividend of $1.0833 per CPS II to be paid on 20 February 2009 with a record date for determination of entitlements of 5 February 2009.

100% of this payment is franked at 30%.

Yours sincerely

Alex Crompton
Company Secretary

st.george

St.George Bank Limited ABN 92 055 513 070

Group Secretariat
Level 20, 275 Kent Street
Sydney NSW 2000
Australia
Telephone: (02) 8253 0390
Facsimile: (02) 8253 1215

3 February 2009

Company Announcements
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

St George Bank – Change of Secondary Secretary

Michael Bowan and Alexandra Crompton have resigned as Secretaries of St. George Bank Limited effective 3 February 2009.

Anna Sandham, Head of Group Secretariat, and Les Vance, Corporate Counsel, Corporate and Secretariat, have been appointed Secretaries of St.George by the Board.

Yours sincerely

Anna Sandham
Secretary

Westpac

The Westpac SPS II are being offered in Australia. This media release does not constitute an offer of securities for sale in the United States, and the Westpac SPS II may not be offered or sold in the United States.

Media Release

20 February 2009

Westpac announces a new Tier 1 hybrid offer

Westpac Banking Corporation today announced the launch of a new Tier 1 hybrid security to be known as Westpac Stapled Preferred Securities II ("Westpac SPS II") which is expected to be listed on ASX.

The Westpac SPS II offer seeks to raise approximately A$500 million, with the ability to raise a greater or lesser amount.

The issue of Westpac SPS II will more effectively utilise Westpac's hybrid capacity following the redemption of the St.George Hybrids, expected to be on 31 March 2009.

Westpac's Chief Financial Officer, Phil Coffey, said "Westpac SPS II will add to Westpac's capital resources and enhance its balance sheet flexibility."

The Westpac SPS II securities qualify as non-innovative residual Tier 1 capital and have a similar structure to the Westpac SPS securities (ASX code: WBCPA) issued in July 2008.

Westpac SPS II are stapled securities, consisting of a note issued by Westpac's New York branch stapled to a preference share issued by Westpac, and are expected to be rated 'A+' by Standard & Poor's and 'Aa3' by Moody's. Westpac SPS II have an issue price of A$100 each.

Holders of Westpac SPS II will receive preferred, non-cumulative, floating rate distributions, which are scheduled to be paid quarterly, subject to a distribution payment test. Distributions are expected to be fully franked and determined quarterly based on the formula (90 day Bank Bill Rate[1] + Margin) x (1-Tax Rate). The Margin is expected to be between 3.70% and 4.00% per annum and will be set following a bookbuild.

An important feature of the offer is that it will be made to eligible holders of St.George SPS, CPS and CPS II ("St.George Hybrids") with the issue of the Westpac SPS II coinciding with the expected redemption of the St.George Hybrids. St.George Hybrid holders can elect to receive their redemption proceeds in cash or reinvest them into Westpac SPS II. Eligible holders of St.George Hybrids will be entitled to a one-for-one guaranteed allocation if they choose to reinvest their redemption proceeds in the new Westpac security.

Eligible former holders of St.George SAINTS will also have the opportunity to participate in the offer and be entitled to a one-for-one guaranteed allocation if they choose to invest in Westpac SPS II.

Eligible St.George Hybrid holders and eligible former holders of St.George SAINTS will also receive a guaranteed allocation if they decide to apply through their syndicate broker.

Eligible Westpac ordinary shareholders and eligible holders of Westpac hybrid securities (Westpac TPS and Westpac SPS), will also be able to participate in the offer. A broker firm offer will also be available for Australian retail clients of syndicate brokers.

The Westpac SPS II offer is expected to open on 2 March 2009 and will be made via a prospectus, which has been lodged with the Australian Securities and Investments Commission ("ASIC") today and is available for download at www.westpac.com.au/investorcentre.

---

[1] The 90 day Bank Bill Rate on 16 February 2009 was 3.0833%.

Westpac

Further Information

For further detail on the offer call the Westpac SPS II Information Line on 1300 551 909.

For media enquiries, please contact:

David Lording
Westpac Media Relations
Ph: 02 8253 3510
Mob: 0419 683 411

Jane Counsel
Westpac Media Relations
Ph: 02 8253 3443
Mob: 0416 275 273

Investor Relations, please contact:

Andrew Bowden
Westpac Investor Relations
Ph: 02 8253 4008
Mob: 0438 284 863

More information about Westpac SPS II

Distributions

- Distributions will be calculated each quarter as (90 day Bank Bill Rate + Margin) x (1-Tax Rate) and the Margin is expected be within the range of 3.70%-4.00% per annum.
- Distributions are expected to be fully franked and accordingly holders are expected to receive cash distributions and franking credits.
- As an example:
  - if the potential value of the franking credits is taken into account in full; and
  - the 90 day Bank Bill Rate on the issue date was 3.0833% per annum (the rate as at 16 February 2009); and
  - the Margin was set at 3.75% per annum,

  the distribution rate would be calculated as 4.7833% per annum, which would be equivalent to an unfranked distribution rate of 6.8333% per annum.
- The potential value of the franking credits does not accrue at the same time as holders receive the cash distributions and a holder's ability to use franking credits will depend on individual tax positions.

Conversion features

- On 30 September 2014 Westpac SPS II are expected to either:
  - convert into Westpac ordinary shares, subject to conversion conditions being satisfied; or
  - be transferred to a nominated third party at the election of Westpac for A$100 each.
- Westpac SPS II may be Converted, Transferred or Redeemed in certain other circumstances.

Eligible participants

Eligible security holders include:

- Registered holders of one or more of St.George SPS, CPS and CPS II, on or after the record date of 20 February 2009, shown on the register to have a registered address in Australia;
- Registered holders of St.George SAINTS on 1 December 2008, shown on the register to have a registered address in Australia; and
- Registered holders of Westpac ordinary shares, Westpac SPS or Westpac TPS on the record date of 13 February 2009, shown on the register to have a registered address in Australia.

Australian resident clients of syndicate brokers as well as certain institutional investors may also participate.

Westpac

Additional information

- Full details of the offer are contained in the prospectus, which is available at www.westpac.com.au/investorcentre. Investors should consider the prospectus in full before deciding whether to invest in Westpac SPS II. Investors who wish to acquire Westpac SPS II will need to complete the application form that will be in, or will accompany the prospectus.
- Eligible securityholders can register to receive a prospectus by calling the Westpac SPS II Information Line on 1300 551 909 or by registering online at www.westpac.com.au/investorcentre.
- Eligible holders of St.George Hybrids and eligible former St.George SAINTS holders need not register as they will automatically receive a copy of the prospectus and a personalised application form. The prospectus and personalised application form are expected to be mailed on 2 March 2009.
- Broker firm applicants should contact their syndicate broker for instructions on how to register their interest.

Key Dates[2] for Westpac SPS II

Announcement of offer and lodgement of the prospectus with ASIC	20 February 2009
Bookbuild	26 February 2009
Announcement of margin	By 27 February 2009
Lodgement of replacement prospectus with ASIC	2 March 2009
Opening date for the offer	2 March 2009
Closing date for the reinvestment offer, SAINTS offer, securityholder offer and broker firm applicants reinvesting St.George Hybrid redemption proceeds	5:00pm (Sydney Time), 23 March 2009
Closing date for the broker firm offer (except for broker firm applicants reinvesting St.George Hybrid redemption proceeds)	10:00am (Sydney Time) 27 March 2009
Issue date and St.George Hybrid redemption date[3]	31 March 2009
Initial mandatory conversion date[4]	30 September 2014

Ends.

2 Dates are indicative only and are subject to change
3 Westpac expects St.George to reserve the right to change the redemption date
4 Conversion of Westpac SPS II to Westpac ordinary shares on this date is subject to conversion conditions (see the Westpac SPS II prospectus Section 1.7.4)

Westpac

Westpac Stapled Preferred Securities II

PROSPECTUS

ISSUER
Westpac Banking Corporation
ABN 33 007 457 141

Date of this Prospectus
20 February 2009

ARRANGER
Macquarie

JOINT LEAD MANAGERS AND JOINT BOOKRUNNERS
Westpac, Citi, Deutsche, Goldman Sachs JBWere, Macquarie, nabCapital, UBS

Important notices

About this Prospectus

This Prospectus relates to the offer of Westpac Stapled Preferred Securities II ("Westpac SPS II") at an Issue Price of $100 each to raise approximately $500 million with the ability to raise more or less ("the Offer"). The Offer is being made following the merger between St.George and Westpac and includes a Reinvestment Offer to Eligible St.George Hybrid Holders and a SAINTS Offer to Eligible Former SAINTS Holders. The Offer also includes a Securityholder Offer, Broker Firm Offer and an Institutional Offer.

The Prospectus is for the issue of SPS II to the Initial Purchaser and the transfer of those SPS II to successful Applicants.

Each Westpac SPS II consists of one fully paid, convertible, perpetual Preference Share issued by Westpac stapled to one fully paid, perpetual, non-cumulative, subordinated, unsecured Note issued by Westpac's New York branch.

This Prospectus is dated 20 February 2009 and was lodged with ASIC on that date. ASIC and ASX take no responsibility for the content of this Prospectus nor for the merits of the investment to which this Prospectus relates. This Prospectus expires on the date which is 13 months after the date of this Prospectus ("Expiry Date") and no Westpac SPS II will be issued or transferred on the basis of this Prospectus after the Expiry Date.

Westpac SPS II are not deposit liabilities of Westpac for the purposes of the Banking Act 1959 and are not subject to the depositor protection provisions of Australian banking legislation. The Notes do not constitute deposits of Westpac's New York branch, nor are they insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency or compensation scheme of Australia, the United States or any other jurisdiction.

Westpac SPS II are not secured. Investment-type products are subject to investment risk, including possible delays in payment and loss of income and principal invested. Neither Westpac nor any associate of Westpac in any way guarantees the capital value and/or performance of Westpac SPS II or any particular rate of return.

Defined words and expressions

Some words and expressions used in this Prospectus are capitalised as they have defined meanings. The Glossary in Appendix A defines these words and expressions. The definitions specific to Westpac SPS II are in clause 13 of the Preference Share Terms and clause 12 of the Note Terms.

A reference to time in this Prospectus is to Sydney Time, unless otherwise stated. A reference to $, A$, dollars and cents is to Australian currency, unless otherwise stated.

No representations other than in this Prospectus

You should rely only on information in this Prospectus. No person is authorised to provide any information or to make any representations in connection with the Offer, which is not contained in this Prospectus. Any information or representations not contained in this Prospectus may not be relied upon as having been authorised by Westpac in connection with the Offer.

Except as required by law, and only to the extent so required, neither Westpac nor any other person warrants the future performance of Westpac SPS II or Westpac or any return on any investment made under this Prospectus.

The financial information provided in this Prospectus is for information purposes only and is not a forecast of operating results to be expected in future periods.

This Prospectus does not provide investment advice – you should seek your own professional investment advice.

The information in this Prospectus is not investment advice and has been prepared without taking into account your investment objectives, financial situation and particular needs (including financial and taxation issues) as an investor. It is important that you read the entire Prospectus before deciding whether to invest in Westpac SPS II. In particular, it is important that you consider the risk factors that could affect the financial performance and position of Westpac SPS II and Westpac. You should carefully consider these factors and other information in this Prospectus in light of your investment objectives, financial situation and particular needs (including financial and taxation issues) and seek professional investment advice from your financial adviser or other professional adviser before deciding whether to apply for Westpac SPS II. For investment risks that you should consider see Section 5.

Restrictions in foreign jurisdictions

The Offer is being made in Australia only. The distribution of this Prospectus (including an electronic copy) in jurisdictions outside Australia may be restricted by law. If you come into possession of this Prospectus in jurisdictions outside Australia, then you should seek advice on, and observe, any such restrictions. If you fail to comply with such restrictions that failure may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify Westpac SPS II or the Offer or to otherwise permit a public offering of Westpac SPS II in any jurisdiction outside Australia. In particular, Westpac SPS II have not been, and will not be, registered under the US Securities Act. Therefore, Westpac SPS II may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, US Persons, except in accordance with an available exemption from the registration requirements of the US Securities Act.

Each of the Joint Lead Managers and each Co-Manager must not offer, sell or deliver Westpac SPS II within the United States or to, or for the account or benefit of, US Persons, and is required to send each distributor, dealer or other person receiving a selling concession, fee or other remuneration, to which it sells Westpac SPS II during the distribution compliance period, a confirmation or other notice setting forth the restrictions on offers and sales of Westpac SPS II within the United States or to, or for the account or benefits of, US Persons. Terms used in this paragraph have the meaning given to them by Regulation S under the US Securities Act.

In addition, until 40 days after the date on which Westpac SPS II are Allocated under the Offer, an offer or sale of Westpac SPS II within the United States by any dealer that is not participating in the Offer may violate the registration requirements of the Securities Act.

Exposure Period

The Corporations Act prohibits the acceptance of Applications during the seven day period after the date this Prospectus was lodged with ASIC. This period is referred to as the Exposure Period and ASIC may extend this period by up to a further seven days (that is up to 14 days in total). The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants before the Opening Date.

How to obtain a copy of this Prospectus and Application Form

If you are an Eligible St.George Hybrid Holder or an Eligible Former SAINTS Holder, you will automatically be sent a copy of this Prospectus and a personalised Application Form. Eligible Securityholders may obtain a copy of this Prospectus with an Application Form during the Offer Period free of charge by:

- registering on-line to receive a printed copy of this Prospectus at www.westpac.com.au/investorcentre;
- calling the Westpac SPS II Information Line on **1300 551 909** (Monday to Friday, between 8.30am – 5.30pm); or
- downloading it electronically at www.westpac.com.au/investorcentre

Broker Firm Applicants can obtain a copy of this Prospectus, including an Application Form, from their Syndicate Broker.

If you access an electronic copy of this Prospectus, you should ensure that you download and read this Prospectus.

Application Forms will only be available during the Offer Period together with printed or electronic copies of this Prospectus.

Applications for Westpac SPS II

Applications for Westpac SPS II under this Prospectus may only be made during the Offer Period, on an Application Form attached to or accompanying this Prospectus. The Corporations Act prohibits any person from passing an Application Form on to another person unless it is attached to or accompanies a printed copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

You should read this Prospectus in its entirety before deciding to apply for Westpac SPS II. If, after reading this Prospectus, you are unclear or have any questions about the Offer, then you should consult your financial adviser or other professional adviser.

For information on who is eligible to apply for Westpac SPS II under the Offer and how to make an Application – see pages 9 to 11 for a summary and Section 2, Section 3 and the Application Forms for full details.

Electronic access to this Prospectus

The following conditions apply if this Prospectus is accessed electronically:

- you must download this Prospectus in its entirety from www.westpac.com.au/investorcentre; and
- this Prospectus is only available electronically to persons accessing and downloading or printing the electronic version of this Prospectus in Australia.

No withdrawal of Application

You cannot withdraw your Application once it has been lodged, except as permitted under the Corporations Act.

Refunds

If you are Allocated less than the number of Westpac SPS II that you applied for, you will receive a refund cheque as soon as possible after the Closing Date. If the Westpac SPS II Offer does not proceed, any Application Payment you have made, or any St.George Hybrid redemption proceeds you have elected to reinvest, will be refunded to you. No interest will be payable on the St.George Hybrid redemption proceeds or any Application Payments.

Trading in Westpac SPS II

It is your responsibility to determine your Allocation before trading in Westpac SPS II to avoid the risk of selling Westpac SPS II you do not own. To assist you in determining your Allocation before the receipt of your Holding Statement, you may call the **Westpac SPS II Information Line on 1300 551 909** if you are a Reinvestment Offer Applicant, SAINTS Offer Applicant or Securityholder Applicant, or contact your Syndicate Broker if you are a Broker Firm Offer Applicant. If you sell Westpac SPS II before you receive confirmation of your Allocation, you do so at your own risk.

Providing personal information

You will be asked to provide personal information to Westpac (directly or via the Registry) if you apply for Westpac SPS II. See Section 8.10 for information on how Westpac (and the Registry on its behalf) collects, holds and uses this personal information. You can also obtain a copy of that policy at www.westpac.com.au

Enquiries

If you have any questions in relation to the Offer, please call the Westpac SPS II Information Line on **1300 551 909**.

Table of contents

Key dates for the Offer and Westpac SPS II

KEY DATES FOR THE OFFER

Date for determining Eligible Securityholders	7.00pm (Sydney Time) Friday, 13 February 2009
Announcement of Offer and lodgement of this Prospectus with ASIC	Friday, 20 February 2009
Bookbuild	Thursday, 26 February 2009
Announcement of Margin	by Friday, 27 February 2009
Expected lodgement of replacement prospectus with ASIC	Monday, 2 March 2009
Opening Date for the Offer	Monday, 2 March 2009
Closing Date for the Reinvestment Offer, SAINTS Offer and Securityholder Offer and for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds	5.00pm (Sydney Time) Monday, 23 March 2009
Closing Date for the Broker Firm Offer (except for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds)	10.00am (Sydney Time) Friday, 27 March 2009
Westpac SPS II commence trading on ASX on a conditional and deferred settlement basis	Monday, 30 March 2009
Issue Date	Tuesday, 31 March 2009
Westpac SPS II commence trading on ASX on an unconditional and deferred settlement basis	Wednesday, 1 April 2009
Holding Statements dispatched	by Tuesday, 7 April 2009
Westpac SPS II commence trading on ASX on a normal settlement basis	Wednesday, 8 April 2009

KEY DATES FOR WESTPAC SPS II

Record Date for first Distribution	Tuesday, 23 June 2009
Expected first Distribution Payment Date[1]	Tuesday, 30 June 2009
Initial Mandatory Conversion Date[2]	Tuesday, 30 September 2014

Note:

1. Distributions are expected to be paid quarterly in arrear subject to certain payment conditions being satisfied (the "Distribution Payment Test" – see Section 1.3.10).
2. Conversion of Westpac SPS II to Westpac Ordinary Shares on this date is subject to satisfaction of certain Conversion Conditions – see Section 1.7.4.



KEY DATES FOR REDEMPTION OF ST.GEORGE SPS, ST.GEORGE CPS AND ST.GEORGE CPS II ("ST.GEORGE HYBRIDS")

These dates are indicative only. Westpac currently expects St.George to issue an Exchange Notice confirming these dates on 2 March 2009[3].

Last day of trading in St.George Hybrids (with entitlement to receive the Final Dividend)	Monday, 9 March 2009
Record date for St.George Hybrids Final Dividend	Monday, 16 March 2009
Exchange Date for St.George Hybrids	Tuesday, 31 March 2009
Payment of St.George Hybrids Final Dividend[4]	Tuesday, 31 March 2009

Dates may change

These dates are indicative only and may change. Westpac and the Joint Lead Managers may agree to extend the Offer Period, close the Offer early without notice, or withdraw the Offer at any time before Westpac SPS II are issued. Accordingly, if you wish to apply for Westpac SPS II, you are encouraged to do so as soon as possible after the Opening Date. The period between the Opening Date and the Closing Dates is known as the Offer Period.

Quotation of Westpac SPS II on ASX

Westpac will apply to ASX for Westpac SPS II to be quoted on ASX. Quotation of Westpac SPS II is not guaranteed. If ASX does not grant permission for Westpac SPS II to be quoted, then Westpac SPS II will not be issued and all Application Payments including St.George Hybrid redemption proceeds you have elected to reinvest, will be refunded (without interest) to Applicants as soon as possible.

Making an Application

For information on who is eligible to apply for Westpac SPS II under the Offer and how to make an Application – see pages 9 to 11 for a summary and Section 2 and Section 3 for full details.

Note:

3. Westpac expects St.George to reserve the right to amend these dates after the issue of the Exchange Notice.
4. Payment of the Final Dividend is expected to be made on this date but remains subject to the terms of issue of the relevant St.George Hybrid.

Overview of the Offer and Westpac SPS II

The Offer	The Offer is for Westpac SPS II at an Issue Price of $100 each to raise approximately $500 million with the ability to raise more or less. Westpac SPS II are subordinated, unguaranteed securities which are expected to pay fully franked, non-cumulative, floating rate, quarterly Distributions. The Offer consists of: ■ a Reinvestment Offer, made to Eligible St.George Hybrid Holders; ■ a SAINTS Offer, made to Eligible Former SAINTS Holders; ■ a Securityholder Offer, made to Eligible Securityholders; ■ a Broker Firm Offer, made to Broker Firm Applicants (including Broker Firm Applicants who hold St.George Hybrids or held SAINTS); and ■ an Institutional Offer, made to certain Institutional Investors.
Westpac SPS II	Westpac SPS II are stapled securities that qualify as Residual Tier 1 Capital of Westpac for APRA purposes. Each Westpac SPS II consists of: ■ a perpetual, unsecured, non-cumulative subordinated Note issued by Westpac's New York branch ("Westpac NY"); stapled to ■ a Preference Share issued by Westpac. The Notes and Preference Shares cannot be traded separately while they remain Stapled. While Notes and Preference Shares are Stapled, Distributions are payable in respect of the Notes only. See Section 1.14 for a comparison of Westpac SPS II, Westpac SPS and Westpac TPS. See Section 2.3 for a comparison of Westpac SPS II, the St.George Hybrids and SAINTS.



Preferred floating rate Distributions

- Westpac SPS II offer Holders preferred, non-cumulative, floating rate Distributions. Distributions are scheduled to be paid quarterly in arrear (subject to the satisfaction of the Distribution Payment Test).
- Distributions are expected to be fully franked and accordingly Holders are expected to receive cash distributions and franking credits. The ability of a Holder to use franking credits will depend on their individual tax position. See Section 1.3 for further details. If Distributions are not fully franked, additional Distributions may be payable to Holders by Westpac – see Section 1.3.5.
- The Distribution Rate is a floating rate and is calculated quarterly as the sum of the 90 day Bank Bill Rate per annum plus the Margin per annum, together multiplied by (1 – Tax Rate)[5].

  The Margin is expected to be between 3.70% and 4.00% per annum and will be determined following a Bookbuild.
- As an example, if the 90 day Bank Bill Rate is 3.0833% [6] per annum, the Margin is 3.7500% per annum and the Distribution is fully franked, then the Distribution Rate would be 4.7833%[7] per annum – see Section 1.3.2 for an example of this calculation.
- While the Notes and Preference Shares are Stapled, Distributions are payable in respect of the Notes only. Upon the occurrence of certain events ("Assignment Events"), the Notes and Preference Shares to which the relevant Assignment Event applies will Unstaple, the relevant Notes will be transferred to Westpac or a relevant member of the Westpac Group ("Assignee"). If the Assignment Event is not in respect of Conversion or Redemption, Holders will continue to hold Preference Shares and Distributions will then only be payable on the Preference Shares (calculated on the same basis as Distributions on the Notes).

Note:
5. The Tax Rate is 30% as at the date of this Prospectus.
6. The 90 day Bank Bill Rate on 16 February 2009 was 3.0833% per annum.
7. The Distribution Rate above is for illustrative purposes only and does not indicate the actual Distribution Rate.

Overview of the Offer and Westpac SPS II

Conversion, Transfer and Redemption	■ On 30 September 2014, the Initial Mandatory Conversion Date, it is expected that the Westpac SPS II will be either: - Converted into Ordinary Shares, provided certain conditions (the "Conversion Conditions" – see Section 1.7.4) are satisfied; or - Transferred to a Nominated Party at the election of Westpac for cash. ■ Conversion will not occur if the Conversion Conditions are not satisfied. If the Conversion Conditions are not satisfied, Westpac SPS II may in certain circumstances (subject to APRA's prior written approval) be Redeemed for cash. ■ If Westpac SPS II are not Converted, Transferred or Redeemed on the Initial Mandatory Conversion Date, then they will remain on issue and may be Converted, Transferred or Redeemed at the next possible Conversion Date (subject to the same Conversion Conditions as applicable). ■ Westpac SPS II may be Transferred for cash or (subject to APRA's prior written approval) Redeemed for cash or Converted into Ordinary Shares prior to a Mandatory Conversion Date in certain other circumstances – see Sections 1.8.1 to 1.8.4.
Ranking	■ Westpac SPS II rank for payment in a winding-up of Westpac ahead of Ordinary Shares and equally with Equal Ranking Capital Securities (which currently include TPS 2003, TPS 2004, Westpac TPS and Westpac SPS), but are subordinated to claims of Westpac deposit holders and other Senior Creditors.
Ratings	■ Westpac SPS II are expected to be rated 'A+' by Standard & Poor's and 'Aa3' by Moody's[8]. ■ This compares to a current credit rating of 'A+' by Standard & Poor's and 'Aa3 by Moody's on the St.George Hybrids, and prior to the Merger a credit rating of 'A-' by Standard and Poor's and 'A1' by Moody's on the St.George Hybrids. ■ On risks associated with credit ratings, see Section 5.1.12.
Quotation	■ Westpac will apply to have Westpac SPS II quoted on ASX and they are expected to trade under the code WBCPB.
Risks	■ There are risks involved with investing in Westpac SPS II – see Sections 1.2 and 5.

Note:
8. The above credit ratings are current as at the date of this Prospectus, but may be revised, withdrawn or suspended at any time. These credit ratings are not a recommendation by the relevant credit ratings agency to apply for Westpac SPS II. No consent has been obtained from Standard & Poor's and Moody's for the disclosure of these ratings in the Prospectus.



Eligible Applicants

The Offer consists of a:

- Reinvestment Offer:
  - Following the implementation of the merger between St.George and Westpac, Westpac expects St.George to issue an Exchange Notice confirming the redemption of St.George SPS, St.George CPS and St.George CPS II ("St.George Hybrids") for $100 each on 31 March 2009[9].
  - An offer to Eligible St.George Hybrid Holders to reinvest the proceeds of the redemption of St.George Hybrids in Westpac SPS II with a Guaranteed Allocation of one Westpac SPS II for each St.George Hybrid registered in their name on the Exchange Date (expected to be on 31 March 2009)[9].
  - Eligible St.George Hybrid Holders are registered holders of St.George Hybrids on or after 20 February 2009 who are shown on the Register as having an address in Australia.
- SAINTS Offer:
  - On 1 December 2008, Westpac acquired all SAINTS for $100 each under a scheme of arrangement.
  - An offer to Eligible Former SAINTS Holders to invest in Westpac SPS II with a Guaranteed Allocation of one Westpac SPS II for each SAINTS that was registered in their name on the Scheme Implementation Date (1 December 2008).
  - Eligible Former SAINTS Holders are registered holders of SAINTS on 1 December 2008 who were shown on the Register as having an address in Australia.
- Securityholder Offer:
  - An offer to Eligible Securityholders, being registered holders of Westpac Ordinary Shares, Westpac TPS and/or Westpac SPS at 7.00pm on 13 February 2009 who are shown on the Register as having an address in Australia.
- Broker Firm Offer:
  - An offer to Australian retail clients of a Syndicate Broker.
  - St.George Hybrid Holders and Eligible Former SAINTS Holders who are Australian resident clients of a Syndicate Broker may also apply under the Broker Firm Offer, and an
- Institutional Offer:
  - An offer to Institutional Investors invited by the Joint Lead Managers.

Note:

9. Westpac expects St.George to reserve the right to amend this date after the issue of the Exchange Notice.

Overview of the Offer and Westpac SPS II

	There is no general public offer of Westpac SPS II. However, Westpac reserves the right to accept Applications from other persons at its discretion. Applications must be for a minimum of 50 Westpac SPS II ($5,000), except for Applications from Eligible St.George Hybrid Holders and Eligible Former SAINTS Holders which may be smaller in certain circumstances. See Section 2 for further details.
When to apply	The key dates for the Offer are summarised on page 2. Applications may only be made during the Offer Period. It is possible that the Offer will close early, so if you wish to apply for Westpac SPS II you are encouraged to lodge your Application promptly after the Opening Date of the Offer.

What you need to do

COMPLETE THE FOLLOWING STEPS TO APPLY FOR WESTPAC SPS II:

1. Read this Prospectus	**Read** this Prospectus in full, paying particular attention to the: ■ important information on the inside front cover; ■ answers to key questions in Section 1; ■ investment risks that may be relevant to an investment in Westpac SPS II in Section 5; and ■ Preference Share Terms in Appendix B and Note Terms in Appendix C. A copy of this Prospectus will be sent to you if you are an Eligible St.George Hybrid Holder or an Eligible Former SAINTS Holder. A copy of this Prospectus can be: ■ downloaded from the Westpac website at www.westpac.com.au/investorcentre; ■ sent to you free of charge if you call the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm); or ■ sent to you free of charge if you are an Eligible Securityholder and register on-line to receive a copy of this Prospectus on the website above. Broker Firm Applicants can obtain a copy of this Prospectus and an accompanying Application Form from their Syndicate Broker.
2. Consider and consult	Consider all risks and other information about Westpac SPS II and Westpac in light of your particular investment objectives and circumstances. Consult your financial adviser or other professional adviser if you are uncertain as to whether you should apply for Westpac SPS II.

What you need to do

3. Complete an Application Form

Reinvestment Offer	SAINTS Offer	Securityholder Offer	Broker Firm Offer
Completing an Application Form			
Follow the instructions to complete and return the blue personalised Reinvestment Application Form which will be mailed to you with a copy of this Prospectus and an Exchange Notice on or around 2 March 2009. The options available under this Offer are outlined in Section 2.	Follow the instructions to complete and return the white personalised SAINTS Application Form which will be mailed to you with a copy of this Prospectus on or around 2 March 2009.	Follow the instructions to either: ■ complete and return the pink Securityholder Application Form, which will accompany this Prospectus; or ■ apply on-line during the Offer Period by visiting the Westpac website at www.westpac.com.au/investorcentre and follow the instructions.	Contact your Syndicate Broker for information on how to submit an Application Form.
Application Payments			
A separate Application Payment is not necessary unless you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date. See Section 3.2.8. If applicable, your Application Payment can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted.	Your Application Payment can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted.	If you apply: ■ using the pink Securityholder Application Form, your Application Payment can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted; or ■ on-line, Application Payments can only be made using BPAY®[10].	You should make your Application Payment under arrangements made between you and your Syndicate Broker. If you are a St.George Hybrid Holder you may direct your Syndicate Broker to reinvest some or all of the redemption proceeds of the St.George Hybrids registered in your name on the Exchange Date directly in Westpac SPS II. A separate Application Payment is not necessary unless you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date. See Section 3.2.8.

Note:
10. BPAY® Registered to BPAY Pty Ltd (ABN 69 079 137 518).



4. Submit an Application and Application Payment (where applicable)

Reinvestment Offer	SAINTS Offer	Securityholder Offer	Broker Firm Offer

Submitting an Application

Mail or deliver your completed Application Form together with your Application Payment (where applicable):

by mail to the Registry:

Westpac SPS II Offer
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

by hand delivery to the Registry:

Westpac SPS II Offer
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

Application Forms and Application Payments (where applicable) must be received by the Registry no later than the Closing Date for the Reinvestment Offer, SAINTS Offer and Securityholder Offer – which is expected to be **5.00pm Sydney time on 23 March 2009.**

Application Forms and Application Payments will not be accepted at any other address (including Westpac's registered office or any other Westpac office or branch).

If you are a Securityholder or SAINTS Offer Applicant and you apply on-line, you must submit both your Application and Application Payment on-line.

You should contact your Syndicate Broker for instructions on how to submit your Application Form and, if applicable, your Application Payment and Supporting Documentation. Your Syndicate Broker must apply on your behalf by the relevant Closing Date.

The Closing Date for Broker Firm Applicants reinvesting their St.George Hybrid redemption proceeds under the Broker Firm Offer is expected to be **5.00pm on 23 March 2009.** For all other Broker Firm Applicants the Closing Date is expected to be **10.00am Sydney time on 27 March 2009.**

The Offer may close early, so if you wish to apply for Westpac SPS II, you are encouraged to lodge your Application promptly after the Opening Date.

5. More information

If, after you have read this Prospectus, you have any questions regarding the Offer, please contact your financial adviser or other professional adviser.

For more information on applying for Westpac SPS II see Section 2 and Section 3. If you have questions on how to apply for Westpac SPS II, call the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm) or contact your Syndicate Broker.

1

Answers to key questions about Westpac SPS II

THIS SECTION ANSWERS SOME KEY QUESTIONS YOU MAY HAVE ABOUT THE OFFER

The answers to these key questions are intended as a guide only. Further details are provided in other Sections of this Prospectus, which you should read in its entirety. The Preference Share Terms are set out in Appendix B and the Note Terms are set out in Appendix C

Answers to key questions about Westpac SPS II

1.1 Description of Westpac SPS II

1.1.1 What are Westpac SPS II?

Westpac SPS II is an acronym for Westpac Stapled Preferred Securities II. Each Westpac SPS II is a stapled security consisting of:

- a perpetual, unsecured, non-cumulative subordinated Note issued by Westpac NY;

stapled to

- a Preference Share issued by Westpac.

Westpac SPS II:

- offer Holders non-cumulative, floating rate Distributions payable quarterly in arrear (subject to the satisfaction of the Distribution Payment Test – see Section 1.3.10), which are expected to be fully franked;
- are expected to be Converted into Ordinary Shares (provided the Conversion Conditions are satisfied) or Transferred to a Nominated Party for $100 cash per Westpac SPS II at the election of Westpac on the Initial Mandatory Conversion Date – see Section 1.7.2;
- may be Redeemed for cash, subject to APRA's prior written approval, if the First Conversion Condition is not satisfied;
- in the event that Westpac SPS II are not Converted, Transferred or Redeemed on the Initial Mandatory Conversion Date, they will remain on issue and may be Converted or Transferred at the next possible Conversion Date (subject to the same Conversion Conditions as applicable);
- may, at the election of Westpac, be Converted, Redeemed or Transferred prior to the Initial Mandatory Conversion Date if a Tax Event, Regulatory Event or Acquisition Event occurs;
- will be Converted following an Acquisition Event (subject to the Conversion Conditions being satisfied) if Westpac does not give Holders an Early Conversion/Redemption Notice in respect of the Acquisition Event;
- rank in priority to Ordinary Shares; and
- rank equally in a winding up with Westpac SPS and Westpac TPS.

1.1.2 Can Westpac SPS II be traded on ASX?

Westpac will apply to ASX for Westpac SPS II to be quoted on ASX. It is expected that Westpac SPS II will trade under ASX code 'WBCPB', however quotation is not guaranteed. If ASX does not grant permission for Westpac SPS II to be quoted, then Westpac SPS II will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible and St.George

Hybrid Holders will be paid their redemption proceeds on the Exchange Date.

If Westpac SPS II are quoted on ASX you will be able to buy or sell Westpac SPS II at the market price at the time through your broker. The market price of Westpac SPS II may fluctuate due to a number of factors – see Section 5. There can be no assurances as to what the market price will be.

1.1.3 How do you find out your Allocation of Westpac SPS II?

If you are a Broker Firm Offer Applicant and wish to find out your Allocation prior to receiving your Holding Statement, you should contact your Syndicate Broker. Reinvestment Offer Applicants, SAINTS Offer Applicants and Securityholder Offer Applicants should call the **Westpac SPS II Information Line on 1300 551 909** (Monday to Friday, between 8.30am – 5.30pm).

1.1.4 Are Westpac SPS II independently rated?

Westpac SPS II are expected to be rated 'A+' by Standard & Poor's and 'Aa3' by Moody's.

FOR MORE INFORMATION

On credit ratings relevant to the Offer – see Section 4.8. On risks associated with credit ratings – see Section 5.1.12.

1.1.5 Are Westpac SPS II perpetual?

Westpac SPS II are effectively perpetual instruments that may only be Converted, Transferred or Redeemed in accordance with their terms (summarised in Sections 1.7 and 1.8).

1.1.6 What are the taxation consequences of investing in Westpac SPS II?

The taxation consequences of investing in Westpac SPS II will depend on your individual circumstances. You should obtain your own taxation advice before you invest in Westpac SPS II.

FOR MORE INFORMATION

On the Australian taxation consequences of an investment in Westpac SPS II – see the Taxation letter from Allens Arthur Robinson in Section 6.

1.2 Key risks of investing in Westpac SPS II

There are a number of potential risks of investing in Westpac SPS II. These include:

- the market price for Westpac SPS II may fluctuate due to a number of factors (including those set out in Section 5). It is possible that Westpac SPS II may trade at a market price below the Issue Price.
- in addition, the market for Westpac SPS II may be less liquid than the market for Ordinary Shares. Holders who wish to sell their Westpac SPS II may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for Westpac SPS II.
- the Distribution Rate will fluctuate over time with movements in the 90 day Bank Bill Rate. There is a risk that the rate may become less attractive compared to returns available on comparable securities or investments.
- there is a risk that Distributions will not be paid. See Sections 1.3.9 to 1.3.14 for details of when Distributions may not be paid and the consequences of non-payment.
- the value of your investment in Westpac SPS II may be influenced by Westpac's financial performance and position, regardless of when, if ever, your Westpac SPS II are Converted. These risks include the risks associated with the current conditions in global credit and capital markets which affect the cost and availability of credit and which could adversely affect Westpac's results of operations, liquidity, capital resources and financial condition. See Sections 5.2 and 5.3 for specific risks associated with an investment in Westpac.
- you may receive cash on the Initial Mandatory Conversion Date if Westpac SPS II are Transferred or Redeemed, or Westpac SPS II may remain on issue. This may be disadvantageous in light of market conditions or your individual circumstances.
- Conversion, Transfer or Redemption may occur in certain circumstances before the Initial Mandatory Conversion Date (for example, following a Tax Event, Regulatory Event or Acquisition Event), which may be disadvantageous in light of market conditions or your individual circumstances. See Section 1.8 for a description of the circumstances in which this may occur.

- Mandatory Conversion is subject to the Conversion Conditions being satisfied and may not occur on the Initial Mandatory Conversion Date.
- the merger between Westpac and St.George involves the integration of the businesses of St.George and Westpac. There are risks associated with the integration of the two businesses including: Westpac may not achieve the revenue growth, cost savings and other benefits it anticipates from the merger or it may incur greater integration costs than it has estimated. These risks may affect its financial condition and the price of its securities, including Ordinary Shares and Westpac SPS II.
- one or more independent credit ratings agencies assign ratings to Westpac and are expected to assign credit ratings to Westpac SPS II. There is a risk that the credit ratings of Westpac and Westpac SPS II may change. On 18 February 2009 Moody's Investors Service Pty. Ltd ("Moody's") released a statement stating that it would consider the potential impact of Australia's economic outlook on Australian banks' asset quality and earnings and how this may affect Australian banks' financial strength ratings. Moody's expects to provide a more detailed update by early March.

These and other risks are discussed further in Section 5.

1.3 Distributions

1.3.1 What are Distributions?

Distributions paid to Holders will consist of Interest on Notes until an Assignment Event occurs. After an Assignment Event has occurred – see Section 1.6, Distributions will consist of Dividends on Preference Shares.

Regardless of whether a Distribution is paid as Interest on Notes or a Dividend on Preference Shares, the amount of the Distribution will be calculated on the same basis. Holders will not be entitled to both Interest on Notes and Dividends on Preference Shares while the Notes and the Preference Shares remain Stapled.

Distributions are based on the Distribution Rate and expected to be paid quarterly in arrear.

Distributions are non-cumulative and subject to the Distribution Payment Test – see Section 1.3.10.

Distributions are expected to be fully franked and accordingly Holders are expected to receive cash distributions and franking credits.

1.3.2 How will the Distribution Rate be determined?

The Distribution Rate is based on a floating rate and will be set on the first Business Day of each Distribution Period using the following formula:

(90 day **Bank Bill Rate** + **Margin**) × (1 – **Tax Rate**)

90 day Bank Bill Rate	The 90 day Bank Bill Rate on the first Business Day of the Distribution Period.
Margin	The Margin will be determined through a Bookbuild and is expected to be within the range of 3.70% - 4.00% per annum.
Tax Rate	The Australian corporate tax rate applicable to the franking account of Westpac as at the Distribution Payment Date expressed as a decimal. As at the date of this Prospectus, the relevant rate is 30% or, expressed as a decimal in the formula, 0.30.

As an example, if the Margin is 3.75% per annum and if the 90 day Bank Bill Rate on the Issue Date was the same as on 16 February 2009, then assuming the Distribution will be fully franked the Distribution Rate would be calculated as follows:

90 day Bank Bill Rate at 16 February 2009	3.0833% per annum
Plus the Margin	3.7500% per annum
	6.8333% per annum
Multiplied by (1 – Tax Rate)	0.70
Distribution Rate	**4.7833%[11] per annum**

Note:

11. The calculation of the Distribution Rate will be rounded to four decimal places. The Distribution Rate above is for illustrative purposes only and does not indicate the actual Distribution Rate. It is not a guarantee or forecast of the actual Distribution Rate that may be achieved. The actual Distribution Rate may be higher or lower than this and will vary each quarter depending on the applicable 90 day Bank Bill Rate and Tax Rate.

Impact of franking credits

Distributions are expected to be fully franked and accordingly Holders are expected to receive cash distributions and franking credits. The franking credits represent your share of tax paid by Westpac on the profits from which your cash distribution is paid.

If the potential value of the franking credits is taken into account in full, the Distribution Rate of 4.7833% per annum in the example above would be equivalent to an unfranked distribution rate of approximately 6.8333% per annum. However, you should be aware that the potential value of the franking credits does not accrue to you at the same time as you receive the cash distribution.

You should also be aware that your ability to use the franking credits, either as an offset to your tax liability or by claiming a refund after the end of the year of income, will depend on your individual tax position.

You should seek professional advice in relation to your tax position. Investors should also refer to the Taxation letter from Allens Arthur Robinson in Section 6.

1.3.3 How will Distributions be calculated?

Distributions will be calculated as follows:

$$\frac{\textbf{Distribution Rate} \times \textbf{Issue Price} \times \textbf{N}}{\textbf{365}}$$

Distribution Rate	See Section 1.3.2.
Issue Price	$100 per Westpac SPS II.
N	The number of days in the Distribution Period.
Distribution Period	The period from (but excluding) the previous Distribution Payment Date to (and including) the relevant Distribution Payment Date, or in the case of the first Distribution Period from (and including) the Issue Date, to (and including) the first Distribution Payment Date.
Distribution Payment Date	See Section 1.3.7.

As an example, if the franked[12] Distribution Rate was 4.7833% per annum as calculated in Section 1.3.2, then the Distribution on each Westpac SPS II for a typical Distribution Period would be calculated as follows:

Distribution Rate	4.7833% per annum
Multiplied by the Issue Price	x $100
Multiplied by the number of days in the Distribution Period[13] (N)	x 90
Divided by 365	÷ 365
Cash amount of Distribution[14]	**$1.1794**

1.3.4 Will Distributions be fully franked?

Westpac expects, but does not guarantee, that Distributions will be fully franked. This means that Distributions are expected to carry full franking credit benefits. If there is a change in the Tax Rate, the Distribution Rate will change accordingly – see the formula for calculating the Distribution Rate in Section 1.3.2.

1.3.5 What happens if Distributions are not fully franked?

If a Distribution is not fully franked (other than because of an act by, or circumstance affecting, a particular Holder), then Holders will be entitled to receive a Gross-Up Amount on the Distribution Payment Date to compensate for the unfranked amount. The payment of any applicable Gross-Up Amount is also subject to the Distribution Payment Test – see Section 1.3.10.

Note:

12. Australian resident taxpayers may be entitled to utilise franking credits. Australian resident taxpayers that are individuals or complying superannuation entities may be entitled to a refund of excess franking credits. Investors should seek professional advice in relation to their tax position. Reference should also be made to the taxation information in Section 6 of this Prospectus
13. Distribution Periods will generally have approximately 90-92 days in them
14. All calculations of payments will be rounded to four decimal places. Any fraction of a cent is disregarded when paying Distributions on a Holder's aggregate holding of Westpac SPS II. The Distribution Rate on which this calculation is based, and the Distribution, are for illustrative purposes only and do not indicate the actual Distribution Rate or Distribution. It is not a guarantee or forecast of the actual Distribution that may be achieved.

The formula for determining the Gross-up Amount is:

Gross-Up Amount	**ED – Distribution**
ED	$\frac{\textbf{Distribution}}{1 - \textbf{Tax Rate} \times (1 - \textbf{Franking Rate})}$
Distribution	The Distribution entitlement for that Distribution Period – see Section 1.3.3.
Tax Rate	See Section 1.3.2.
Franking Rate	The percentage of the Distribution (inclusive of any Gross-Up Amount) that would carry franking credit benefits.

FOR MORE INFORMATION

On the franking and other taxation consequences for Notes and Preference Shares – see the Taxation letter from Allens Arthur Robinson in Section 6.

1.3.6 Will the Margin change?

No. The Margin will not change from the rate determined under the Bookbuild.

1.3.7 When will Distributions be paid?

Distributions are scheduled to be paid quarterly in arrear on the Distribution Payment Dates and on any Redemption Date or Conversion Date, subject to the Distribution Payment Test.

The Distribution Payment Dates are:

- each 31 March, 30 June, 30 September and 31 December commencing 30 June 2009 (which is the first Distribution Payment Date) until and including 30 June 2014;
- the Initial Mandatory Conversion Date (30 September 2014); and
- following the Initial Mandatory Conversion Date (if Westpac SPS II are not Converted or Redeemed on that date) each 31 March, 30 June, 30 September and 31 December commencing 31 December 2014 until Westpac SPS II are Converted or Redeemed.

If a Distribution Payment Date is not a Business Day, then the Distribution will be paid on the next Business Day (without any interest in respect of the delay).

The first Distribution Period runs from (and including) the Issue Date to (and including) 30 June 2009.

Thereafter, each Distribution Period runs from (but excluding) the previous Distribution Payment Date to (and including) the next Distribution Payment Date.

The Distribution Rate will be determined on the first Business Day of each Distribution Period.

Distributions will be paid to persons who are Holders on the Record Date in respect of the Distribution.

1.3.8 How will Distributions be paid?

Distributions will be paid in Australian dollars. Westpac will only pay Distributions on Westpac SPS II directly into an Australian dollar account of a financial institution. If you are Allotted any Westpac SPS II, when you are sent your Holding Statement you may be required to provide details of an Australian dollar financial institution account, even if you are an existing Ordinary Shareholder, St.George Hybrid Holder or Former SAINTS Holder.

If you do not provide these account details to the Registry, or if any Distribution paid to you is unsuccessful, then you will be sent a notice advising you of the amount of the Distribution. In that case the funds will be held in a trust account (maintained by Westpac) as a non-interest bearing deposit until such time as you provide appropriate account details or are paid by Westpac under legislation relating to unclaimed money.

Westpac reserves the right to vary the way in which any Distribution is paid in accordance with the Note Terms and Preference Share Terms.

FOR MORE INFORMATION

On how your Distributions will be paid – see clause 9 of the Note Terms and clause 9 of the Preference Share Terms.

1.3.9 Will Distributions always be paid?

Distributions are discretionary and may not always be paid as they are subject to the satisfaction of the Distribution Payment Test. After an Assignment Event Date, the payment of Dividends on the Preference Shares will be subject to the Corporations Act and any other law regulating the payment of Dividends (as well as being subject to the Distribution Payment Test).

The Westpac Directors are required to resolve not to pay a Distribution or not to resolve to pay an Optional Dividend (see Section 1.3.12) if, in their opinion, making the payment would result in Westpac becoming, or being likely to become, insolvent.

1.3.10 What is the Distribution Payment Test?

The Distribution Payment Test will not be satisfied in respect of the payment of a Distribution (or any Optional Dividend – see Section 1.3.12) if:

- in the case of the Notes, the Westpac Directors determine (in their absolute discretion) not to pay that Distribution, or, in the case of Preference Shares (following an Assignment Event), the Westpac Directors (in their absolute discretion) do not determine to pay the Distribution;
- the amount of the Distribution (or Optional Dividend) exceeds Distributable Profits, unless APRA otherwise gives its prior written approval; or
- APRA objects to the payment of the Distribution or, in the instance of an Optional Dividend, APRA has not given its prior written approval for the payment of the Optional Dividend.

1.3.11 What are Distributable Profits?

Broadly, Distributable Profits are:

- the aggregate of the consolidated profits after tax of Westpac (calculated before any dividends or distributions on Westpac's Upper Tier 2 Capital and Tier 1 Capital) for the last two six-monthly financial periods for which results have been publicly announced (or another amount as determined by APRA); less
- the aggregate amount of dividends or distributions paid or payable by Westpac on its Upper Tier 2 Capital and Tier 1 Capital in the twelve months to and including the applicable Distribution Payment Date, but excluding:
  - dividends or distributions paid or payable to another member of the Westpac Group; and
  - Distributions payable in relation to Westpac SPS II on the applicable Distribution Payment Date.

Distributable Profits are the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits, as determined in accordance with the Note Terms and Preference Share Terms.

FOR MORE INFORMATION

On the definition of Distributable Profits – see clause 12.1 of the Note Terms and clause 13.1 of the Preference Share Terms.

On the investment risks associated with Westpac's financial performance and position, which could affect Westpac's profits – see Section 5.2.

1.3.12 What happens if a Distribution is not paid in full?

Distributions are non-cumulative. If a Distribution is not paid in full because the Distribution Payment Test is not satisfied, you will not be entitled to receive the unpaid portion of that Distribution. However, if the Unpaid Distribution is Interest on the Notes which is not paid in full within 20 Business Days of the Distribution Payment Date, an Assignment Event will occur and the Notes will Unstaple from the Preference Shares.

Following the Preference Shares becoming Unstapled from the Notes, Westpac may choose to pay an Optional Dividend (subject to APRA's prior written approval) equal to the aggregate amount of any Unpaid Distributions that were scheduled to be paid in the 12 months before the date of the Optional Dividend. The payment of an Optional Dividend is subject to the Distribution Payment Test.

FOR MORE INFORMATION

On Optional Dividends – see clause 3.6 of the Preference Share Terms.

1.3.13 What is the consequence for Westpac if a Distribution is not paid?

If for any reason a Distribution on the Notes is not paid in full within 20 Business Days of a Distribution Payment Date, then an Assignment Event will occur – see Section 1.6.1.

Additionally, if for any reason a Distribution is not paid in full within 20 Business Days of a Distribution Payment Date, the Dividend and Capital Stopper will apply to Westpac.

1.3.14 What is the Dividend and Capital Stopper?

The Dividend and Capital Stopper will generally restrict Westpac from:

- declaring or paying any interest, dividends or distributions on Equal Ranking Capital Securities or Junior Ranking Capital Securities, including dividends on Westpac Ordinary Shares; or
- reducing, redeeming, cancelling or acquiring, for any consideration, any Junior Ranking Capital Securities.

The Dividend and Capital Stopper will no longer apply if:

- four consecutive Dividends scheduled to be paid after the Distribution Payment Date for the Distribution that has not been paid, are paid in full;
- Westpac pays an Optional Dividend, equal to the aggregate amount of any Unpaid Distributions scheduled to be paid in the 12 months before the date of the Optional Dividend;
- all Preference Shares are Redeemed or Converted; or
- a Special Resolution of Preference Shareholders has been passed approving the otherwise restricted action,

and APRA does not otherwise object.

There are a limited number of exceptions to the Dividend and Capital Stopper, including that Westpac is allowed to make proportionate payments on the Preference Shares and other Equal Ranking Capital Securities.

FOR MORE INFORMATION

On the Dividend and Capital Stopper – see clauses 3.10 and 3.11 of the Preference Share Terms.

1.4 Use of proceeds

1.4.1 Why is Westpac issuing Westpac SPS II?

Westpac SPS II will be treated as Residual Tier 1 Capital of Westpac for regulatory capital purposes and will increase Westpac's capital resources and enhance its balance sheet flexibility.

In addition, Westpac SPS II provides Eligible St.George Hybrid Holders the opportunity to reinvest their redemption proceeds in Westpac SPS II, and Eligible Former SAINTS Holders the opportunity to invest in Westpac SPS II.

1.4.2 What will Westpac do with the proceeds of the Offer?

It is the current intention that the proceeds received under the Offer by Westpac NY will be used in Westpac's London branch and Westpac's New Zealand operations to repay existing funding from Westpac's head office. Westpac's head office will use those proceeds for general funding purposes.

1.5 Regulation of Westpac

1.5.1 Who is APRA?

The Australian Prudential Regulation Authority ("APRA"), is the prudential regulator of the Australian financial services industry. It oversees banks, credit unions, building societies, general insurance and reinsurance companies, life insurance companies, friendly societies, and most members of the superannuation industry.

1.5.2 How are Westpac SPS II treated by APRA for regulatory capital purposes?

APRA's capital adequacy standards separate Residual Tier 1 Capital into Innovative Residual Tier 1 Capital and Non-Innovative Residual Tier 1 Capital and specify the requirements for securities to qualify as Innovative Residual Tier 1 Capital and Non-Innovative Residual Tier 1 Capital.

Mandatory convertible preference shares can qualify under these APRA standards as Non-Innovative Residual Tier 1 Capital if certain requirements are met.

APRA has confirmed that Westpac SPS II will be treated as Non-Innovative Residual Tier 1 Capital under the capital adequacy standards.

FOR MORE INFORMATION

On Westpac's capital management strategy and capital ratios – see Section 4.6.

On the unaudited pro forma financial effect of the issue of Westpac SPS II on Westpac's capital adequacy – see Section 4.5.

1.6 Assignment Event

1.6.1 What is an Assignment Event?

An Assignment Event, in respect of specified Westpac SPS II, means the occurrence of any of the following events or dates:

- a date Westpac selects in its absolute discretion;
- the appointment by APRA of a statutory manager to Westpac;
- the date the Preference Shares are Converted or Redeemed, immediately prior to the Conversion or Redemption taking effect;
- the 21st Business Day after an Interest Payment Date where Interest and Gross-Up Amount on the Notes has not been paid in full to Holders within 20 Business Days of that Interest Payment Date; or
- an Event of Default (as defined in the Note Terms).

1.6.2 What happens if an Assignment Event occurs?

Under clause 2.4(c) of the Note Terms, each Holder is bound by the irrevocable offer made to Westpac by the Initial Purchaser – see Section 7.5, to assign the Notes they hold to Westpac or its nominee (the "Assignee") upon the occurrence of an Assignment Event.

If an Assignment Event occurs, the following will automatically occur in relation to each Westpac SPS II to which the Assignment Event applies on the Assignment Event Date, in the following order:

- Westpac shall accept the offer of Holders to assign the Notes to the Assignee;
- the relevant Notes will become Unstapled from the relevant Preference Shares; and
- the relevant Notes, and all right, title and interest of Noteholders in them, will be assigned to the Assignee. No additional consideration is payable to the Noteholder in respect of that assignment.

After the assignment of Notes on the Assignment Event Date, Holders will only hold a Preference Share for each Westpac SPS II they hold in relation to which the Assignment Event has occurred. All rights to receive principal and Interest on the assigned Note following such assignment are transferred from Noteholders to the Assignee.

Following Unstapling of Preference Shares from Notes on the Assignment Event Date, Dividends become payable on the Preference Shares comprising the Westpac SPS II that have had their corresponding Note assigned to the Assignee. The first Dividend Period for the first Dividend payable on those Preference Shares will commence from (and excluding) the last Interest Payment Date on or prior to the Assignment Event Date.

Westpac will make an announcement to ASX that the Assignee has taken assignment of Notes as soon as reasonably practicable following that occurring.

FOR MORE INFORMATION

On the definition and implications of an Assignment Event – see clauses 4 and 12.1 respectively of the Note Terms in Appendix C.

1.7 Mandatory Conversion, Transfer or Redemption

1.7.1 When is the Mandatory Conversion Date?

The Mandatory Conversion Date will be the earlier of:

(i) 30 September 2014 – the "Initial Mandatory Conversion Date"; and

(ii) the first Distribution Payment Date after 30 September 2014,

on which both Conversion Conditions are satisfied – see Section 1.7.4.

1.7.2 What will happen on the Initial Mandatory Conversion Date?

On the Initial Mandatory Conversion Date it is expected that Westpac SPS II will be either:

- Converted into Ordinary Shares, provided the Conversion Conditions are satisfied – see Sections 1.7.3 and 1.7.4; or
- Transferred to a Nominated Party for $100 cash per Westpac SPS II, provided Westpac has given Holders a Transfer Notice at least 30, but no more than 50, Business Days prior to that date (see Section 1.7.8).

If Westpac has not issued a Transfer Notice and the First Conversion Condition is not satisfied then Westpac SPS II may, subject to APRA's prior written approval, be Redeemed for $100 cash per Westpac SPS II.

If Westpac SPS II are not Converted, Transferred or Redeemed on the Initial Mandatory Conversion Date, then they will remain on issue and may be Converted, Transferred or Redeemed at the next possible Mandatory Conversion Date (subject to the Conversion Conditions as applicable).

1.7.3 What is Conversion?

Conversion means the conversion of Westpac SPS II into a variable number of Ordinary Shares in accordance with the formula contained in clause 4.10 of the Preference Share Terms. Conversion may only occur if the Conversion Conditions are satisfied – see Section 1.7.4.

The method for calculating the number of Ordinary Shares to be issued on Conversion is described in Section 1.7.6.

1.7.4 What are the Conversion Conditions?

The Conversion Conditions in relation to the Initial Mandatory Conversion Date, or any other possible Conversion Date, are satisfied where:

- the Test Conversion Number on the 25th Business Day[15] before the relevant Conversion Date is no greater than 90% of the Maximum Conversion Number (the "First Conversion Condition"). This is equivalent to the VWAP of Ordinary Shares on the 25th Business Day[17] before the relevant Conversion Date being greater than 56.12% of the Issue Date VWAP; and
- the Conversion Number on the relevant Conversion Date is no greater than the Maximum Conversion Number (the "Second Conversion Condition"). This is equivalent to the VWAP of Ordinary Shares during the period of 20 Business Days on which trading in Ordinary Shares takes place before (but not including) the relevant Conversion Date being greater than 50.51% of the Issue Date VWAP.

The Issue Date VWAP means the VWAP of Ordinary Shares during the 20 Business Days on which trading in Ordinary Shares took place immediately preceding (but not including) the Issue Date, subject to certain adjustments. If the Maximum Conversion Number is adjusted in accordance with the Preference Share Terms, the Issue Date VWAP will be adjusted in a corresponding manner.

Conversion cannot occur unless both Conversion Conditions are satisfied.

The satisfaction of the Conversion Conditions on a possible Conversion Date is dependent on the price of Ordinary Shares.

For example, if the Issue Date VWAP is $16.50[16], then for the Conversion Conditions to be satisfied:

- the VWAP for the First Conversion Condition would need to be at least $9.26 (56.12% of the Issue Date VWAP); and
- the VWAP for the Second Conversion Condition would need to be at least $8.33 (50.51% of the Issue Date VWAP).

This example is for illustrative purposes only and does not indicate what the Issue Date VWAP[16] will be or whether or not the Conversion Conditions will actually be satisfied in respect of a possible Conversion Date.

1.7.5 Why do Westpac SPS II have Conversion Conditions?

APRA's capital adequacy guidelines for Non-Innovative Residual Tier 1 Capital require that the number of Ordinary Shares per Westpac SPS II that Westpac SPS II Holders are issued on Conversion may not be greater than the Maximum Conversion

Note:
15. If no trading in Ordinary Shares took place on the 25th Business Day before the relevant Conversion Date, the last Business Day prior to the 25th Business Day on which trading in Ordinary Shares occurred.

Note:
16. The Issue Date VWAP may be higher or lower than $16.50

Number which is determined using the following formula:

$$\text{Maximum Conversion Number} = \frac{\text{Face Value}}{\text{Issue Date VWAP} \times 0.5}$$

The Maximum Conversion Number is set to reflect a VWAP of 50% of the Issue Date VWAP. The Second Conversion Condition, which is equivalent to 50.51% of the Issue Date VWAP, reflects this 50% limit adjusted for the 1% conversion discount.

1.7.6 How many Ordinary Shares will I receive if Westpac SPS II are Converted?

Upon Conversion, Holders will receive for each Westpac SPS II a Conversion Number of Ordinary Shares. In practice, the Conversion Number will operate so that Holders will receive approximately $101.01[17] worth of Ordinary Shares per Westpac SPS II upon Conversion.

The Conversion Number is calculated using the following formula:

$$\frac{\text{Face Value}}{\text{VWAP} \times (1\text{-CD})}$$

Face Value	$100
CD	The Conversion Discount, which is 1%.
VWAP[15]	Defined in clauses 4.10(a) and 13.1 of the Preference Share Terms, but generally is the average of the daily volume weighted average price of Ordinary Shares traded on ASX for the 20 Business Days on which trading in Ordinary Shares took place immediately preceding, but not including, the relevant Conversion Date.

Note:
17. The VWAP used to calculate the Conversion Number may differ from the Ordinary Share price at the time of Conversion. Accordingly, the value of Ordinary Shares received at the time of Conversion of each Westpac SPS II may be more or less than $101.01

Where the total number of Ordinary Shares to be issued to a Holder in respect of all of that Holder's Westpac SPS II being Converted includes a fraction, that fraction will be disregarded.

1.7.7 What is Redemption?

Redemption of Westpac SPS II by Westpac can occur by way of:

- redemption;
- share buy-back (other than an on-market share buy-back); or
- capital reduction.

In any of those cases, the Redeemed Westpac SPS II are cancelled. If Westpac SPS II are Redeemed, Westpac will pay Holders $100 (the "Face Value") for each Westpac SPS II Redeemed. The Redemption Date will also be a Distribution Payment Date and a Distribution may therefore also be paid on that date (subject to the Distribution Payment Test).

If Redemption is to be completed by way of share buy-back, under the Preference Share Terms, each Holder agrees to accept the buy-back offer to be made by Westpac at the relevant time – see clause 4.9 of the Preference Share Terms.

If Redemption is to be completed by way of capital reduction, each Holder agrees to vote their Westpac SPS II in favour of the resolution to approve the capital reduction at the relevant time – see clause 4.9 of the Preference Share Terms.

Westpac may (subject to APRA's prior written approval) elect to Redeem the Westpac SPS II in certain circumstances – see Section 1.8.1.

1.7.8 What is Transfer?

If Westpac elects to have the Westpac SPS II Transferred instead of Converting them on a possible Mandatory Conversion Date, Westpac will arrange for a third party nominated by Westpac ("Nominated Party") to undertake to purchase from Holders all Westpac SPS II for their Face Value on the possible Mandatory Conversion Date. On Transfer, Holders will receive the Face Value of $100 for each Westpac SPS II from the Nominated Party.

If the Nominated Party does not pay the Face Value to Holders on the relevant date, or otherwise fails to fulfill (or is not required to fulfill) its obligations under the Transfer Notice, the Transfer will not proceed.

The Nominated Party must have a senior credit rating equal to or higher than 'A+' from Standard & Poor's or 'Aa3' from Moody's. The Nominated Party may not be an affiliate of Westpac unless APRA's prior written approval is obtained.

If the Transfer does not proceed for any reason despite the issue of a Transfer Notice, Westpac SPS II will not be Transferred to the Nominated Party, will not be Converted on that date and Holders will continue to hold their Westpac SPS II. Conversion may, subject to the satisfaction of the Conversion Conditions, occur on the next possible Mandatory Conversion Date (if Westpac SPS II are not otherwise Redeemed or Transferred on that date).

FOR MORE INFORMATION

On Transfer Notices – see clause 5.1 of the Preference Share Terms.

1.8 Early Conversion or Redemption and early Transfer

1.8.1 When can Westpac elect early Conversion or Redemption for Westpac SPS II?

If a Regulatory Event or Tax Event occurs, Westpac may elect (subject to APRA's prior written approval) to Convert or Redeem (or a combination of these) some or all Westpac SPS II by providing an Early Conversion/Redemption Notice to Holders within 20 Business Days of receiving APRA's prior written approval to Convert and/or Redeem (as applicable).

If an Acquisition Event occurs, Westpac may elect (subject to APRA's prior written approval) to Convert or Redeem (or a combination of these) all (but not some only) Westpac SPS II by providing an Early Conversion/Redemption Notice. If no Early Conversion/Redemption Notice is issued by Westpac following an Acquisition Event within the time specified in the Preference Share Terms, all Westpac SPS II will be Converted (subject to the satisfaction of the Conversion Conditions) on the date that is 40 Business Days following the occurrence of the Acquisition Event (or such other date specified by Westpac, which must be within 5 Business Days of this date).

1.8.2 What happens if Westpac SPS II are Converted into Ordinary Shares as part of an early Conversion?

If Westpac SPS II are Converted, Holders will receive a variable number of Ordinary Shares on the Conversion Date.

The number of Ordinary Shares issued will be calculated using the method described in Section 1.7.6.

1.8.3 What are the Conversion Conditions in respect of early Conversion?

The Conversion Conditions will be the same for early Conversion as for mandatory Conversion, with the Conversion Date expected to be within 30 days following the Early Conversion/Redemption Notice.

See Section 1.7.4 for a description of the Conversion Conditions.

1.8.4 What is early Transfer?

Following the occurrence of a Tax Event, Regulatory Event or Acquisition Event, Westpac may elect to issue an Early Transfer Notice no later than 30 Business Days prior to the possible Conversion Date or Redemption Date relevant to that event, which specifies that all Westpac SPS II will be acquired by a Nominated Party. If an Early Transfer Notice is issued by Westpac, the same provisions will apply as if a Transfer Notice had been issued in respect of a possible Mandatory Conversion Date – see Section 1.7.1.

FOR MORE INFORMATION

On Early Transfer Notices – see clauses 5.1 and 5.2 of the Preference Share Terms in Appendix B.

1.8.5 What is a Tax Event?

A Tax Event will occur if there is a change, amendment or clarification of tax laws or their application and Westpac receives an opinion from a reputable legal counsel or other tax adviser that there is a more than insubstantial risk that as a result:

- the Westpac Group or any Holder will incur more than an insubstantial increase in costs or taxes in relation to Westpac SPS II;

- the loans arising from the application of the funds raised from the issue of Westpac SPS II will be similarly exposed to such an increase;
- the Distributions will not be frankable; or
- the Preference Shares or Notes will not be treated as equity interests for Australian tax purposes.

FOR MORE INFORMATION

On the definition and implications of a Tax Event – see clauses 4.5 and 13.1 respectively of the Preference Share Terms in Appendix B.

1.8.6 What is a Regulatory Event?

A Regulatory Event will occur if:

- Westpac receives advice from a reputable legal counsel that as a result of a change, amendment or clarification of Australian law or regulations, or their application, additional requirements will be imposed on Westpac in relation to Westpac SPS II or there would be a negative effect on Westpac or Holders, which Westpac determines at its sole discretion to be unacceptable; or
- Westpac determines that there is a risk that some or all Westpac SPS II will no longer be eligible for inclusion in Westpac's Non-Innovative Residual Tier 1 Capital on a Level 1 or Level 2 basis (other than where such ineligibility is only as a result of any applicable limitation on the amount or composition of Westpac's Tier 1 Capital).

FOR MORE INFORMATION

On the definition and implications of a Regulatory Event – see clauses 4.5 and 13.1 respectively of the Preference Share Terms in Appendix B.

1.8.7 What is an Acquisition Event?

An Acquisition Event will occur where:

- a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or
- a court orders the holding of meetings to approve a scheme of arrangement under Part 5.1 of the Corporations Act, which scheme would result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented and:
  - the relevant classes of members of Westpac pass a resolution approving the scheme;
  - an independent expert issues a report that the proposals in connection with the scheme are in the best interests of the holders of Ordinary Shares; or
  - Preference Shareholders are treated as being a separate class for the purposes of a scheme of arrangement in respect of the replacement of Westpac as the ultimate holding company of the Westpac Group.

Notwithstanding the foregoing, an Acquisition Event will not have occurred where Westpac is replaced as the ultimate holding company of the Westpac Group by a Successor Holding Company and certain conditions are satisfied.

FOR MORE INFORMATION

On the definition and implications of an Acquisition Event – see clauses 13.1 and 4.5 respectively of the Preference Share Terms in Appendix B.

1.8.8 Conversion if Successor Holding Company is put in place

If a Successor Holding Company is put in place, and this does not trigger an Acquisition Event, the Preference Share Terms may be amended (with APRA's prior written approval) to the extent necessary and subject to complying with all relevant laws, to ensure that Preference Shareholders may, if appropriate, participate in any relevant arrangements in connection with that event.

FOR MORE INFORMATION

On the implications of a Successor Holding Company for Westpac SPS II Holders – see clauses 4.6 and 11.3 of the Preference Share Terms in Appendix B and Section 5.1.16.

1.9 Return on your investment generally

1.9.1 Are Distributions and your investment in Westpac SPS II guaranteed?

No. Distributions and amounts invested in Westpac SPS II are not guaranteed by Westpac or any other member of the Westpac Group.

Westpac SPS II are not eligible for either the Australian or New Zealand government guarantee schemes for deposits or wholesale funding.

The value of Westpac SPS II as quoted on ASX may be lower or higher than the Issue Price paid by you for Westpac SPS II. This may be due to a number of factors including prevailing interest rates, other economic factors, Westpac's financial performance and position and the Distributions actually paid and other matters including those set out in Section 5.

In certain circumstances Westpac SPS II will be Converted. In these circumstances, you will be issued with Ordinary Shares and therefore directly exposed to movements in the price of Ordinary Shares traded on ASX and the financial performance and position of Westpac.

1.9.2 Will you be able to request Conversion, Transfer or Redemption of your Westpac SPS II once you have invested in them?

No. Holders have no right to request or require Westpac to Convert, arrange for a Transfer of, or Redeem their Westpac SPS II. To realise your investment, you can sell your Westpac SPS II on ASX at the prevailing market price. There can be no assurance as to the liquidity or the market price for Westpac SPS II. The market price of Westpac SPS II may be higher or lower than the Issue Price, and will depend, among other things, on the level of supply and demand for Westpac SPS II.

1.9.3 Is it possible that Conversion, Transfer or Redemption will not occur?

Yes. In the unlikely event of a winding-up of Westpac, it is possible that Conversion, Transfer or Redemption may not occur. For example, Westpac may be prevented from issuing Ordinary Shares after the commencement of a winding-up of Westpac unless a court orders otherwise.

In addition, if Westpac has not elected to Transfer or Redeem Westpac SPS II, APRA has not provided its prior written approval (if required) for Redemption or Conversion, or the Conversion Conditions are not satisfied, Holders will not have their Westpac SPS II Converted, Transferred or Redeemed and will hold their Westpac SPS II until Conversion subsequently occurs (if at all), which will be dependent upon the future Ordinary Share price – see Section 1.7.

FOR MORE INFORMATION

On the position of Holders in a winding-up of Westpac – see Section 1.10.

On the factors that could affect the financial position of Westpac – see Section 5.

1.10 Ranking and voting rights of Westpac SPS II

1.10.1 Where do Westpac SPS II rank in a winding-up of Westpac?

In the unlikely event of a winding-up of Westpac, an Assignment Event will occur and the Notes will be Unstapled and transferred to the Assignee. Holders will continue to hold the Preference Shares. The right of Holders of Preference Shares to receive a return of capital on a winding-up of Westpac will rank ahead of Ordinary Shares and equally with the Equal Ranking Capital Securities but subordinated to depositors and other Senior Creditors.

In a winding-up of Westpac, the Notes will be assigned to the Assignee who will be entitled to be paid the Liquidation Sum for each Note that it holds, and the Holder of Preference Shares will also be entitled to be paid the Liquidation Sum for each Preference Share it holds. This is an amount for each Note up to its Issue Price and for each Preference Share up to its Face Value, and any due but Unpaid Distributions in respect of the Note and Preference Share, as relevant, at the commencement of the winding-up of Westpac or, if less actual cash is available to Westpac for distribution, a proportionate share of that cash.

A winding-up of Westpac is the only form of default giving rise to an obligation on Westpac to pay the Liquidation Sum, which could occur in respect of Westpac SPS II, and does not affect the subordination of the Preference Shares or Notes as described in this Section 1.10.1.

Westpac SPS II are not deposit liabilities of Westpac and are not subject to the depositor protection provisions of Australian banking legislation (including the temporary Australian Government guarantee of certain bank deposits). The Notes do not constitute deposits of Westpac NY and are not insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency or compensation scheme of Australia, the United States or any other jurisdiction.

FOR MORE INFORMATION

On the return of capital in a winding-up of Westpac – see clause 6 of the Preference Share Terms in Appendix B.

1.10.2 Is Westpac restricted in relation to other securities it may issue?

Westpac may issue other securities, including further Westpac SPS II, or other Capital Securities that rank equally with, ahead of, or behind Westpac SPS II whether in respect of dividends, distributions, return of capital or principal in a winding-up of Westpac or otherwise, without the approval of Holders.

FOR MORE INFORMATION

On the investment risks associated with the ability of Westpac to issue other securities – see Section 5.1.15.

1.10.3 Do Westpac SPS II have any participation rights?

Westpac SPS II do not carry a right to participate in new issues of Westpac securities.

1.10.4 Do you have voting rights?

Holders have no right to vote at any general meeting of Westpac except in the following specific circumstances:

- during a period during which a Dividend (or part of a Dividend) in respect of the Preference Shares is in arrears;
- on a proposal to reduce Westpac's share capital;
- on a proposal that affects rights attached to Preference Shares;
- on a resolution to approve the terms of a buy-back agreement, other than a buy-back agreement relating to Westpac SPS II;
- on a proposal to wind up Westpac;
- on a proposal for the disposal of the whole of Westpac's property, business and undertaking; and
- during the winding-up of Westpac.

At a general meeting of Westpac, in those circumstances set out above where Holders are entitled to vote, Holders shall be entitled:

- on a show of hands, to exercise one vote; and
- on a poll, to exercise one vote for each Preference Share held by them when entitled to vote.

Holders will be entitled to the same rights as holders of Ordinary Shares in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Westpac.

FOR MORE INFORMATION

On the voting rights attaching to Preference Shares – see clause 7 of the Preference Share Terms.

On the rights attaching to Ordinary Shares – see Section 7.2.

1.10.5 Can the Note Terms and Preference Share Terms be amended?

Subject to complying with all applicable laws and with APRA's prior written approval (if required), Westpac may amend the Note Terms and Preference Share Terms without the consent of Holders provided Westpac is of the opinion that the amendment is:

- of a formal, minor or technical nature;
- made to cure any ambiguity or correct any manifest error;
- expedient for the purpose of enabling Westpac SPS II to be listed for quotation or to retain listing on any stock exchange, or to be offered for sale, and it is otherwise not considered by Westpac to be materially prejudicial to the interests of Holders as a whole;
- necessary to comply with the provisions of any laws or statutory authority or the ASX Listing Rules; or
- in any case, where such amendment is considered by Westpac not to be materially prejudicial to the interests of Holders as a whole.

Westpac may also amend the Note Terms and Preference Share Terms (with APRA's prior written approval if required) if the amendment has been approved by a special resolution of Holders.

1.11 Payment for Westpac SPS II

1.11.1 What will you be required to pay?

The Issue Price for each Westpac SPS II is $100. The minimum number of Westpac SPS II that you can apply for is 50, requiring a minimum application amount of $5,000, other than certain applications under the Reinvestment Offer and SAINTS Offer.

Eligible St.George Hybrid Holders will not be required to include separate Application Payments as the redemption proceeds of the St.George Hybrids can be reinvested directly into Westpac SPS II in satisfaction of their Application Payment. However, if Eligible St.George Hybrid Holders choose to apply for more Westpac SPS II than the number of St.George Hybrids they hold on the Exchange Date, then a separate Application Payment will be necessary – see Section 2.1.5 and Section 3.2.8 for further details.

1.11.2 Is brokerage or stamp duty payable?

No brokerage or stamp duty is payable to Westpac on your Application. You may have to pay brokerage on any subsequent trading of your Westpac SPS II on ASX after Westpac SPS II have been quoted on ASX.

1.11.3 Will you be required to pay any ongoing fees or other costs?

No. You will generally not be required to pay any ongoing fees or other costs following the issue of Westpac SPS II. The costs of carrying out the Offer and maintaining an ASX listing for the Westpac SPS II will be paid by Westpac.

1.12 Can you set off any amounts that you owe to Westpac?

If there are any amounts that you owe to Westpac as a Holder you have no right to set off those amounts owing against any claims for amounts owing by Westpac to you.

1.13 How do Westpac SPS II compare to St.George Hybrids and SAINTS?

See Section 2.3 for a summary of how Westpac SPS II compare to St.George Hybrids and SAINTS.

1.14 How do Westpac SPS II compare to Westpac SPS and Westpac TPS?

Westpac SPS II have substantially the same terms and conditions as Westpac SPS that were issued in July 2008. Further, both are stapled securities that qualify as regulatory capital of Westpac for APRA purposes. Westpac TPS are also Residual Tier 1 qualifying securities currently on issue by the Westpac Group.

Westpac SPS and Westpac SPS II differ considerably from Westpac TPS. Westpac TPS are trust-based hybrid securities issued by a trust reliant on income from Westpac, while Westpac SPS and Westpac SPS II are issued directly by Westpac.

The following table provides a comparison of the key terms of Westpac SPS II, Westpac SPS and Westpac TPS, but is not exhaustive.

COMPARISON OF WESTPAC SPS II TO WESTPAC SPS AND WESTPAC TPS

	Westpac SPS II	Westpac SPS	Westpac TPS
ASX code	WBCPB[18]	WBCPA	WCTPA
Legal form	Stapled Security consisting of one Preference Share and one Note issued by Westpac	Stapled security consisting of one preference share and one note issued by Westpac	Preferred units in the Westpac TPS Trust
Issue Credit Rating (as relevant)[19]	- Standard & Poor's 'A+' (provisional) - Moody's 'Aa3' (provisional)	- Standard & Poor's 'A+' - Moody's 'Aa3'	- Standard & Poor's 'A+' ('A-' at issue) - Moody's 'Aa3' ('A2'at issue)
Distributions	Floating rate Distributions – payable quarterly in arrear subject to the Distribution Payment Test	Floating rate distributions – payable quarterly in arrear subject to a distribution payment test	Floating rate distributions – payable quarterly in arrear subject to a distribution payment test
Expected to be fully franked	Yes	Yes	Yes
Distribution Rate	(Margin + 90 day Bank Bill Rate) x (1 – Tax Rate)	(margin + 90 day bank bill rate) x (1 – tax rate)	(margin + 90 day bank bill rate) x (1 – tax rate)
Margin/Step-up	- Margin to be determined under a Bookbuild expected to be between 3.70% per annum and 4.00% per annum - There is no step-up in the Margin	- Margin of 2.40% per annum - There is no step-up in the margin	- Initial margin of 1.00% per annum until the step-up date (30 June 2016) - After the step-up date, the initial margin increases by a one time step-up of 1.00% per annum
Issuer redemption rights (subject to prior written APRA approval if required)	Yes, in certain specified circumstances – see Sections 1.7 and 1.8	Yes, in certain specified circumstances	Yes, on the step-up date and in certain specified circumstances
Possible Conversion to Ordinary Shares	Mandatory Conversion to Ordinary Shares on 30 September 2014 (subject to the satisfaction of the Conversion Conditions) or in other specified circumstances	Mandatory conversion to Ordinary Shares on 26 September 2013 (subject to the satisfaction of the conversion conditions) or in other specified circumstances	Yes, on the step-up date and in certain specified circumstances
Ranking in winding-up	Rank in priority to Westpac Ordinary Shares and equally with Equal Ranking Capital Securities but behind all Senior Creditors	Rank in priority to Westpac Ordinary Shares and equally with equal ranking capital securities but behind all senior creditors	Equally with equal ranking preference shares as Westpac TPS will have exchanged into preference shares of Westpac but ahead of Westpac Ordinary Shares and behind all senior creditors
Tier 1 Capital	Non-Innovative Residual Tier 1 Capital	Non-Innovative Residual Tier 1 Capital	Innovative Residual Tier 1 Capital

Note:

18. Westpac has applied to have Westpac SPS II quoted on ASX and they are expected to trade under the code WBCPB
19. An Issue Credit Rating of 'BBB-' or higher by Standard & Poor's or 'Baa3' or higher by Moody's is considered to be 'investment grade' – see Section 4.5 for credit ratings that are relevant to this Offer and Section 5.1.12 for investment risks associated with credit ratings

1.15 How can you find out more information about the Offer?

A number of relevant documents are available free of charge from Westpac during the Offer Period – see Section 8.2.2. If, after reading this Prospectus, you have any questions, then you should contact your financial adviser or other professional adviser or call the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm).

2

St.George Hybrids and SAINTS

THIS SECTION SETS OUT:

- Westpac's invitation to Eligible St.George Hybrid Holders to reinvest their redemption proceeds in Westpac SPS II and to Eligible Former SAINTS Holders to invest in Westpac SPS II
- the options available to St.George Hybrid Holders
- the options available to Eligible Former SAINTS Holders
- a comparison of Westpac SPS II, St.George Hybrids and SAINTS

St.George Hybrids and SAINTS

If you are an Eligible St.George Hybrid Holder, see Section 2.1.

If you are an Eligible Former SAINTS Holder, see Section 2.2.

2.1 St.George Hybrids

2.1.1 Why is St.George redeeming the St.George Hybrids?

St.George's release on 29 September 2008 of the scheme booklet regarding the proposed merger with Westpac is an Acquisition Event under the terms of each of the St.George Hybrids. As a result, St.George must exchange St.George CPS and St.George CPS II and may exchange St.George SPS[20]. St.George has determined that it will redeem all St.George Hybrids for their Face Value of $100 per St.George Hybrid on the Exchange Date.

Westpac expects St.George to issue an Exchange Notice, confirming that the Exchange Date for St.George Hybrids will be 31 March 2009[21].

A dividend accrued over the period from (and including) 20 February 2009 to (but excluding) the Exchange Date is expected to be paid by St.George in respect of each St.George Hybrid on the Exchange Date subject to the terms of issue of the relevant St.George Hybrid ("St.George Hybrid Final Dividend").

2.1.2 What is the Westpac SPS II Offer?

The offer of Westpac SPS II provides Eligible St.George Hybrid Holders the opportunity to reinvest their redemption proceeds in Westpac SPS II.

Eligible St.George Hybrid Holders are able to elect to reinvest the redemption proceeds of some or all of their St.George Hybrids in Westpac SPS II. If you are an Eligible St.George Hybrid Holder and you apply under the Reinvestment Offer, you will receive a Guaranteed Allocation of one Westpac SPS II for each St.George Hybrid registered in your name on the Exchange Date. Eligible St.George Hybrid Holders may also apply under the Broker Firm Offer.

You will not be required to make a separate Application Payment to the extent the redemption proceeds of your St.George Hybrids will be reinvested directly in Westpac SPS II in satisfaction of your Application Payment. However, if you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date, then an Application Payment in respect of the additional Westpac SPS II you apply for will be necessary.

If you are an Eligible St.George Hybrid Holder you will be sent a copy of this Prospectus with a blue personalised Reinvestment Application Form and an Exchange Notice.

If you are an Eligible St.George Hybrid Holder, in addition to reinvesting your St.George Hybrid redemption proceeds in Westpac SPS II, you have a number of other options which are set out in further detail in Section 2.1.5.

2.1.3 Are you eligible to participate in the Westpac SPS II Offer?

To participate in the Reinvestment Offer you must be an Eligible St.George Hybrid Holder, being a registered holder of St.George SPS, St.George CPS and/or St.George CPS II on or after 20 February 2009 and shown on the Register as having an address in Australia.

If you are an Eligible St.George Hybrid Holder you may choose to reinvest the St.George Hybrid redemption proceeds in Westpac SPS II by participating in the Broker Firm Offer if you are a client of a Syndicate Broker.

2.1.4 If you are a St.George Hybrid Holder and you participate in the Westpac SPS II Offer, what dividends will you receive on your St.George Hybrids?

A quarterly dividend will be paid on the St.George Hybrids on 20 February 2009 and a St.George Hybrid Final Dividend is expected to be paid on the Exchange Date subject to the terms of issue of the relevant St.George Hybrid.

The record date for determination of entitlements for the 20 February 2009 quarterly dividends was 5 February 2009. If you were the registered holder of any St.George Hybrids on this date, you will be paid the following quarterly dividends on the St.George Hybrids you held:

- St.George SPS quarterly dividend of $0.9951 per SPS which will be fully franked;
- St.George CPS quarterly dividend of $1.0128 per CPS which will be fully franked; and/or

Note:
20. Subject to APRA approval
21. Westpac expects St.George to reserve the right to amend this date after the issue of the Exchange Notice

- St.George CPS II quarterly dividend of $1.0833 per CPS II which will be fully franked.

The St.George Hybrid Final Dividends will be for the period from (and including) 20 February 2009 to (but excluding) the Exchange Date. The record date for determination of entitlements for the Final Dividend is expected to be 16 March 2009[22]. It is expected that St.George will pay the Final Dividends in respect of each St.George Hybrid on the Exchange Date subject to the terms of issue of the relevant St.George Hybrid.

2.1.5 What are the options available to Eligible St.George Hybrid Holders?

Option 1

Apply under the Reinvestment Offer to reinvest the Face Value of your St.George Hybrids in Westpac SPS II

Under the Reinvestment Offer, if you are an Eligible St.George Hybrid Holder you will receive a Guaranteed Allocation of one Westpac SPS II for each St.George Hybrid registered in your name on the Exchange Date.

Unless you apply for more Westpac SPS II than the number of St.George Hybrids you hold on the Exchange Date you will not be required to make a separate Application Payment as the redemption proceeds of your St.George Hybrids will be reinvested directly in Westpac SPS II in satisfaction of the Application Payment for those Westpac SPS II.

For you to participate in the Reinvestment Offer, your Reinvestment Application Form must be received by the Registry no later than 5.00pm (Sydney Time) on the Closing Date for the Reinvestment Offer which is expected to be 23 March 2009.

If you apply to have the redemption proceeds of your St.George Hybrids reinvested in Westpac SPS II it is your responsibility to ensure that you do not dispose of any of those St.George Hybrids that you wish to reinvest. If you do, the number of Westpac SPS II you may be Allocated will be reduced to the extent redemption proceeds are not available on the Exchange Date. No brokerage fees or stamp duty will be payable to Westpac.

Option 1A. Full reinvestment

You may apply to reinvest the Face Value of all of the St.George Hybrids registered in your name on the Exchange Date in Westpac SPS II.

Note:

22. Westpac expects St.George to reserve the right to amend this date after the issue of the Exchange Notice

To choose this option, you must indicate "full reinvestment" on your blue personalised Reinvestment Application Form.

If, on the Exchange Date, you hold a greater or lesser number of St.George Hybrids than shown on your blue personalised Reinvestment Application Form, and you selected the full reinvestment option, you will be taken to have applied for full reinvestment in respect of the number of St.George Hybrids registered in your name on the Exchange Date.

For example, if you hold 100 St.George CPS with an aggregate Face Value of $10,000 and subsequently purchase an additional 10 St.George CPS with an aggregate Face Value of $1,000, the full $11,000 redemption proceeds of your 110 St.George CPS will be reinvested in Westpac SPS II.

Option 1B. Partial reinvestment

You may apply to reinvest the Face Value of only some of those St.George Hybrids registered in your name on the Exchange Date in Westpac SPS II.

To choose this option, you must specify the number of each St.George Hybrid you wish to reinvest on your blue personalised Reinvestment Application Form.

If, on the Exchange Date, you hold a greater or lesser number of the relevant St.George Hybrids than you elect to reinvest on your blue personalised Reinvestment Application Form, you will be taken to have applied for reinvestment of the lower of the number of the relevant St.George Hybrids you specify on your blue personalised Reinvestment Application Form and the number of the relevant St.George Hybrids registered in your name on the Exchange Date.

For example, if you hold 100 St.George CPS and choose to reinvest 50 St.George CPS with an aggregate Face Value of $5,000, and subsequently:

- purchase an additional 10 St.George CPS with an aggregate Face Value of $1,000 before the Exchange Date, $5,000 of redemption proceeds of 50 St.George CPS will be reinvested in Westpac SPS II. You will receive $6,000 cash for the redemption of the remaining 60 St.George CPS you hold on the Exchange Date.
- sell 10 St.George CPS with an aggregate Face Value of $1,000 before the Exchange Date, $5,000 redemption proceeds of 50 St.George CPS will be reinvested in Westpac SPS II. You will receive $4,000 cash for the redemption of the remaining 40 St.George CPS you hold on the Exchange Date.

- sell 60 St.George CPS with an aggregate Face Value of $6,000 before the Exchange Date, the number of Westpac SPS II you may be Allocated will be reduced to 40. The $4,000 redemption proceeds of your 40 remaining St.George CPS will be reinvested in Westpac SPS II.

Option 1C. Full reinvestment and apply for additional Westpac SPS II

You may also apply for more Westpac SPS II than the number of St.George Hybrids you hold on the Exchange Date.

To choose this option, you must indicate "full reinvestment" and specify the number of additional Westpac SPS II you wish to apply for on your blue personalised Reinvestment Application Form.

You will receive a Guaranteed Allocation of one Westpac SPS II for each St.George Hybrid registered in your name on the Exchange Date. However, your application for additional Westpac SPS II may be scaled back if there is excess demand - see Section 3.2.4 for further details).

You are required to enclose an Application Payment for the additional Westpac SPS II you apply for. Application Payments must be made by cheque - see Section 3.2.8 for further details.

If you hold a greater or lesser number of the relevant St.George Hybrid than shown on your blue personalised Reinvestment Application Form on the Exchange Date, you will be taken to have applied for full reinvestment in respect of the number of the relevant St.George Hybrids you hold on the Exchange Date.

For example, if you hold 100 St.George CPS with an aggregate Face Value of $10,000, and subsequently purchase an additional 10 St.George CPS with an aggregate Face Value of $1,000 before the Exchange Date, the full $11,000 redemption proceeds of your 110 St.George CPS will be reinvested in Westpac SPS II. Your application for any additional Westpac SPS II will be unchanged.

Option 2

Apply under the Broker Firm Offer to reinvest the Face Value of your St.George Hybrids in Westpac SPS II

If you are an Australian retail client of a Syndicate Broker, you may apply for Westpac SPS II under the Broker Firm Offer.

You may apply to reinvest all or some of the redemption proceeds of the St.George Hybrids registered in your name on the Exchange Date in Westpac SPS II. You may also choose to apply for more Westpac SPS II.

You will not be required to make a separate Application Payment unless you apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date.

Syndicate Brokers will be required to undertake to Westpac to ensure St.George Hybrid Holders applying under the Broker Firm Offer will receive an allocation of one Westpac SPS II for each St.George Hybrid held on 20 February 2009. If you are unable to receive this Guaranteed Allocation from your Syndicate Broker, you may apply under the Reinvestment Offer (Option 1 above) where you will receive a Guaranteed Allocation.

You should contact your Syndicate Broker for instructions on how to submit an Application Form and, if applicable, an Application Payment.

Option 3

Sell your St.George Hybrids on market through your broker

You may choose to sell your St.George Hybrids on market through your broker at the prevailing market price. To choose this option you should contact your broker before the last trading day for the St.George Hybrids, which is expected to be 9 March 2009.

Under this option you may have to pay brokerage and may receive a price greater or less than the Face Value of $100 per St.George Hybrid. If you choose this option, you will not be entitled to receive the St.George Hybrid Final Dividend on the St.George Hybrids you sell. In addition, in respect of the St.George Hybrids you sell, you cannot reinvest the redemption proceeds directly in Westpac SPS II.

Option 4

Do nothing

If you choose to do nothing, your St.George Hybrids will be redeemed and you will receive the Face Value of $100 for each St.George Hybrid that you hold on the Exchange Date, and a St.George Hybrid Final Dividend, subject to the terms of issue of the relevant St.George Hybrid. Payments are expected to be made on the Exchange Date which is expected to be 31 March 2009.

2.1.6 Can I elect to reinvest the St.George Hybrid Final Dividend in Westpac SPS II?

No. The Final Dividend is expected to be paid in respect of all St.George Hybrids (subject to the terms of issue of the relevant St.George Hybrid) via direct credit or cheque on the Exchange Date in accordance with your existing St.George Hybrid payment instructions.

2.1.7 What options are available to St.George Hybrid Holders who are ineligible to participate in the Offer?

You may not be eligible to participate in the Offer if you are a St.George Hybrid Holder with a registered address outside Australia.

In these circumstances, you are limited to two of the available options described in Section 2.1.5:

- Sell your St.George Hybrids on market through your broker before the last trading day for the St.George Hybrids which is expected to be 9 March 2009; or
- Do nothing. If you choose to do nothing, the St.George Hybrids registered in your name on the Exchange Date will be redeemed by St.George for $100 cash. You will also receive any Final Dividend paid on the St.George Hybrids. The Face Value and any St.George Hybrid Final Dividend will be paid to you via direct credit or cheque, in accordance with your St.George Hybrid payment instructions.

2.1.8 Do you need to apply for a minimum number of Westpac SPS II?

If you own 50 St.George Hybrids or fewer, you must apply to reinvest the redemption proceeds of all your St.George Hybrids in Westpac SPS II if you wish to participate in the Reinvestment Offer.

If you own more than 50 St.George Hybrids, you must apply for a minimum number of 50 Westpac SPS II ($5,000).

If you wish to:

- reinvest the redemption proceeds of some, but not all, of your St.George Hybrids; or
- apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date,

you must apply in multiples of 10 Westpac SPS II ($1,000).

2.1.9 When will the St.George Hybrid redemption payment occur?

Redemption payments for St.George Hybrids held on the Exchange Date and not reinvested in Westpac SPS II will be paid on the Exchange Date in accordance with your St.George Hybrid payment instructions.

2.1.10 If you acquire St.George Hybrids and hold more St.George Hybrids than shown on your blue personalised Reinvestment Application Form, are you entitled to reinvest the redemption proceeds of those additional St.George Hybrids in Westpac SPS II?

Yes. You may reinvest the redemption proceeds of all St.George Hybrids registered in your name on the Exchange Date in Westpac SPS II under the Reinvestment Offer.

If you increase your holding of St.George Hybrids you may participate in the Reinvestment Offer in respect of those St.George Hybrids in the manner outlined in Section 2.1.5. It is suggested that you contact the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm) to confirm the number of securities you hold.

2.1.11 What do you do if you have sold some of your St.George Hybrids but wish to apply for Westpac SPS II?

If you hold fewer St.George Hybrids than set out on your blue personalised Reinvestment Application Form, you may still reinvest the redemption proceeds of the remaining St.George Hybrids registered in your name on the Exchange Date in Westpac SPS II. Under the Reinvestment Offer, your Guaranteed Allocation will be determined by the number of St.George Hybrids you hold on the Exchange Date, subject to the minimum number of Westpac SPS II you must apply for – see Section 2.1.8. If you wish to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date you will need to make a separate Application Payment. You may also apply for partial reinvestment in the manner outlined in Section 2.1.5.

2.1.12 Can you sell your St.George Hybrids after you have completed and returned your Application Form?

If you apply to have the redemption proceeds of your St.George Hybrids reinvested in Westpac SPS II it is your responsibility to ensure that you do not dispose of

any of those St.George Hybrids that you wish to reinvest. If you do, the number of Westpac SPS II you may be Allocated will be reduced to the extent redemption proceeds are not available on the Exchange Date.

2.1.13 What are the tax implications of having your St.George Hybrids redeemed?

You should obtain your own tax advice regarding the implications of the redemption of your St.George Hybrids, having regard to your individual circumstances. If you hold St.George Hybrids, a general description of the tax consequences for certain investors upon their St.George Hybrids being redeemed will accompany the Exchange Notice.

The tax consequences of the redemption of your St.George Hybrids will not be affected by your choice to use the proceeds received from the redemption to reinvest in Westpac SPS II in accordance with the terms of this offer. In particular, no capital gains tax rollover will apply if you choose to reinvest your St.George Hybrid redemption proceeds in Westpac SPS II.

A general outline of the taxation implications for certain investors who are Australian residents investing in the Westpac SPS II offer can be found in the Taxation Letter from Allens Arthur Robinson in Section 6.

2.1.14 Can you continue to hold your St.George Hybrids after the Exchange Date?

No. St.George has elected to redeem all St.George Hybrids. After the Exchange Date, St.George Hybrids will no longer be on issue.

2.1.15 Can you change your St.George Hybrid payment instructions?

If you wish to change your St.George Hybrid payment instructions for payments to be made on the Exchange Date you must provide updated instructions to the Registry by 16 March 2009.

2.1.16 Is brokerage / stamp duty payable?

No brokerage or stamp duty is payable on the redemption of your St.George Hybrids or your Application for Westpac SPS II. St.George Hybrid Holders who choose to sell their St.George Hybrids on market through their broker may be required to pay applicable brokerage.

2.1.17 Can you transfer your Guaranteed Allocation under the Reinvestment Offer?

No. You may not transfer to any other person any Guaranteed Allocation you may have under the Reinvestment Offer. Only Eligible St.George Hybrid Holders will be able to apply under the Reinvestment Offer.

2.1.18 What happens if the Westpac SPS II Offer does not proceed?

If you have elected to reinvest in Westpac SPS II and the Offer does not proceed, $100 per St.George Hybrid registered in your name on the Exchange Date will be paid to you in cash, together with any Final Dividend paid on those St.George Hybrids. Any Application Payments in respect of additional Westpac SPS II will be refunded to you. No interest will be payable on the redemption proceeds or other Application Payments.

2.2 SAINTS

2.2.1 What are SAINTS?

SAINTS were an ASX listed St.George security, acquired by Westpac under a scheme of arrangement for $100 per SAINTS on 1 December 2008.

The offer of Westpac SPS II provides Eligible Former SAINTS Holders the opportunity to invest in Westpac SPS II.

See Section 2.3 for a comparison of SAINTS to Westpac SPS II.

2.2.2 Are you eligible to participate in the Westpac SPS II Offer?

If you received SAINTS Scheme proceeds from Westpac's acquisition of SAINTS and were shown on the Register as having an address in Australia on 1 December 2008, you are an Eligible Former SAINTS Holder. Eligible Former SAINTS Holders may invest an amount equal to some or all of their SAINTS Scheme proceeds in Westpac SPS II under the SAINTS Offer.

If you are an Eligible Former SAINTS Holder and are also a client of a Syndicate Broker, you may also choose to invest an amount equal to some or all of your SAINTS Scheme proceeds in Westpac SPS II by participating in the Broker Firm Offer.

2.2.3 What are the options available to Eligible Former SAINTS Holders?

As an Eligible Former SAINTS Holder you will have received SAINTS Scheme proceeds of $100 per SAINTS registered in your name on 1 December 2008. You have the following options to use your SAINTS Scheme proceeds:

Option 1
Apply under the SAINTS Offer

You may apply under the SAINTS Offer to invest an amount equal to some or all of your SAINTS Scheme proceeds in Westpac SPS II. You will receive a Guaranteed Allocation of one Westpac SPS II for each SAINTS which was registered in your name on the Scheme Implementation Date (1 December 2008).

You may also apply for more or less Westpac SPS II than the number of SAINTS which were registered in your name on the Scheme Implementation Date (1 December 2008).

If you apply for more Westpac SPS II than the number of SAINTS which were registered in your name on the Scheme Implementation Date (1 December 2008), your application for additional Westpac SPS II may be scaled back if there is excess demand.

Option 2
Apply under the Broker Firm Offer

If you are an Australian retail client of a Syndicate Broker, you may apply under the Broker Firm Offer to invest an amount equal to some or all of your SAINTS Scheme proceeds in Westpac SPS II.

Syndicate Brokers will be required to undertake to Westpac to ensure Eligible Former SAINTS Holders applying under the Broker Firm Offer will receive a Guaranteed Allocation of one Westpac SPS II for each SAINTS registered in your name on 1 December 2008. If you are unable to receive this allocation from your Syndicate Broker, you may apply under the SAINTS Offer where you have a Guaranteed Allocation (See Option 1).

You may also apply for more or less Westpac SPS II than the number of SAINTS registered in your name on the Scheme Implementation Date (1 December 2008).

If you apply for more Westpac SPS II than the number of SAINTS which were registered in your name on the Scheme Implementation Date (1 December 2008), your application for additional Westpac SPS II may be scaled back if there is excess demand.

Option 3:
Do nothing

You may choose not to invest in Westpac SPS II.

2.2.4 As an Eligible Former SAINTS Holder do you need to make an Application Payment to apply for Westpac SPS II?

Yes. As you have received $100 per SAINTS on 1 December 2008, an Application Payment of $100 per Westpac SPS II is required. See Section 3.2.8 for payment options.

2.2.5 Do you need to apply for a minimum number of Westpac SPS II?

If you owned 50 SAINTS or fewer on 1 December 2008, you must apply for at least the same number of Westpac SPS II if you wish to participate.

If you owned more than 50 SAINTS on 1 December 2008, you must apply for a minimum of 50 Westpac SPS II ($5,000).

If you wish to:

- invest an amount equal to some, but not all, of your SAINTS Scheme proceeds; or
- apply for more Westpac SPS II than the number of SAINTS that were registered in your name on 1 December 2008,

you must apply in multiples of 10 Westpac SPS II ($1,000).

2.3 How do Westpac SPS II compare with SAINTS and St.George Hybrids?

	Westpac	St.George			
	SPS II	SAINTS	SPS	CPS	CPS II
ASX Code	WBCPB[23]	SGBPA	SGBPC	SGBPD	SGBPE
Legal Form	Stapled security consisting of one Preference Share and one Note issued by Westpac	Preference share issued by St.George	Preference share issued by St.George	Preference share issued by St.George	Preference share issued by St.George
Issue Credit Rating[24]		**Current**			
– Standard & Poor's	A+	A+	A+	A+	A+
– Moody's	Aa3	**Aa3**	**Aa3**	**Aa3**	**Aa3**
		Before Merger			
– Standard & Poor's		A-	A-	A-	A-
– Moody's		**A1**	**A1**	**A1**	**A1**
Distributions	Floating rate distributions payable quarterly in arrear subject to the Distribution Payment Test	Floating rate dividends payable quarterly in arrear subject to a dividend payment test	Floating rate dividends payable quarterly in arrear subject to a dividend payment test	Floating rate dividends payable quarterly in arrear subject to a dividend payment test	Floating rate dividends payable quarterly in arrear subject to a dividend payment test
Expected to be fully franked	Yes	Yes	Yes	Yes	Yes
Distribution Rate	(Margin + 90 day Bank Bill Rate) x (1- Tax Rate)	(margin + 90 day bank bill rate) x (1- tax rate)	(margin + 90 day bank bill rate) x (1- tax rate)	(margin + 90 day bank bill rate) x (1- tax rate)	(margin + 90 day bank bill rate) x (1- tax rate)
Margin	Margin to be determined under a Bookbuild expected to be between 3.70% per annum and 4.00%per annum There is no step-up in the margin	Initial margin of 1.35% per annum until step-up date (20 November 2014) After the step-up date, the initial margin increases by a one time step-up of 1.00% per annum	Initial margin of 1.10% per annum until step-up date (20 August 2016) After the step-up date, the initial margin increases by a one time step-up of 1.00% per annum	Margin of 1.20% per annum There is no step-up in the margin	Margin of 1.60% per annum There is no step-up in the margin
Mandatory Conversion Date	30 September 2014	NA	NA	20 August 2012	20 August 2013
Step-up date	NA	20 November 2014	20 August 2016	NA	NA

Note:
23. Westpac has applied to have Westpac SPS II quoted on ASX and they are expected to trade under the code WBCPB
24. An Issue Credit Rating of 'BBB-' or higher by Standard & Poor's or 'Baa3' or higher by Moody's is considered to be 'investment grade' – see Section 4.8 for credit ratings that are relevant to this Offer and Section 5.1.12 for investment risks associated with credit ratings

	Westpac	St.George			
	SPS II	SAINTS	SPS	CPS	CPS II
Issuer redemption rights (subject to prior written APRA approval if required)	Yes, in certain specified circumstances – see Sections 1.7 and 1.8	Yes, in certain specified circumstances	Yes, in certain specified circumstances	Yes, in certain specified circumstances	Yes, in certain specified circumstances
Possible Conversion to Ordinary Shares	Mandatory Conversion to Westpac Ordinary Shares on 30 September 2014 (subject to satisfaction of the Conversion Conditions) or in other specified circumstances	St.George may choose to convert into St. George Ordinary Shares on 20 November 2014	St.George may choose to convert SPS into St.George Ordinary Shares on 20 August 2016	Mandatory conversion to St.George Ordinary Shares on 20 August 2012 provided that both of the mandatory conversion conditions are satisfied	Mandatory conversion to St.George Ordinary Shares on 20 August 2013 provided that both of the mandatory conversion conditions are satisfied
Ranking in winding-up	Rank in priority to Westpac Ordinary Shares and equally with Equal Ranking Capital Securities but behind all Senior Creditors	Rank in priority to St.George Ordinary Shares	Rank in priority to St.George Ordinary Shares	Rank in priority to St.George Ordinary Shares	Rank in priority to St.George Ordinary Shares
Tier 1 Capital	Non-Innovative Residual Tier 1 Capital	Innovative Residual Tier 1 Capital	Innovative Residual Tier 1 Capital	Non-Innovative Residual Tier 1 Capital	Non-Innovative Residual Tier 1 Capital

For more information on applying for Westpac SPS II – see Section 3.

For more information about Westpac SPS II – see Section 1.

3 Details of the Offer

THIS SECTION SETS OUT INFORMATION ON WHAT YOU MUST DO IF YOU WISH TO APPLY FOR WESTPAC SPS II, INCLUDING:

- whether you are eligible to apply for Westpac SPS II under the Reinvestment Offer, SAINTS Offer, Securityholder Offer and/or Broker Firm Offer
- completing and submitting an Application Form, including Closing Dates for the Offer, minimum application amounts and payment options
- details on the allocation policy
- key dates regarding ASX quotation and trading of Westpac SPS II, including new holder information

Details of the Offer

3.1 The Offer

The Offer is for Westpac SPS II at an Issue Price of $100 each to raise approximately $500 million with the ability to raise more or less.

The Offer consists of:

- a Reinvestment Offer, made to Eligible St.George Hybrid Holders;
- a SAINTS Offer, made to Eligible Former SAINTS Holders;
- a Securityholder Offer, made to Eligible Securityholders;
- a Broker Firm Offer, made to Broker Firm Applicants (including Broker Firm Applicants who hold St.George Hybrids or held SAINTS); and
- an Institutional Offer, made to certain Institutional Investors (including certain Institutional Investors who hold St.George Hybrids and/or held SAINTS) invited by the Joint Lead Managers to bid for Westpac SPS II in the Bookbuild.

There is no general public offer of Westpac SPS II. However, Westpac reserves the right to accept Applications from other persons at its discretion.

No action has been taken to register or qualify Westpac SPS II or otherwise permit a public offer of Westpac SPS II in any jurisdiction outside Australia.

3.2 Applying for Westpac SPS II

Reinvestment Offer	SAINTS Offer	Securityholder Offer	Broker Firm Offer
3.2.1 Who may apply?			
Eligible St.George Hybrid Holders – being registered holders of St.George Hybrids on or after 20 February 2009 who are shown on the Register as having an address in Australia.	Eligible Former SAINTS Holders – being registered holders of SAINTS on 1 December 2008 who were shown on the Register as having an address in Australia.	Eligible Securityholders – being registered holders of Westpac Ordinary Shares, Westpac SPS or Westpac TPS on 13 February 2009 who are shown on the Register as having an address in Australia.	Broker Firm Applicants – being Australian resident retail clients of a Syndicate Broker, including clients who are also Eligible St.George Hybrid Holders and Eligible Former SAINTS Holders.
3.2.2 When to apply?			
Completed Application Forms and, where applicable, Application Payments must be received by the Registry no later than the Closing Date, expected to be **5.00pm (Sydney Time) on 23 March 2009.**			Completed Application Forms and where applicable, Application Payments and Supporting Documentation must be received by your Syndicate Broker in time for them to apply on your behalf by the Closing Date. The Closing Date for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds under the Broker Firm Offer is expected to be **5.00pm (Sydney Time) on 23 March 2009.** For all other Broker Firm Applicants the Closing Date is **10.00am (Sydney Time) on 27 March 2009.**

Reinvestment Offer	SAINTS Offer	Securityholder Offer	Broker Firm Offer

3.2.3 Do I have a Guaranteed Allocation?

Reinvestment Offer	SAINTS Offer	Securityholder Offer	Broker Firm Offer
Yes, a Guaranteed Allocation of one Westpac SPS II for every St.George Hybrid held on the Exchange Date (31 March 2009[25]. The amount of guaranteed allocation taken up will depend on whether you select full or partial reinvestment. Refer 2.1.5. Your Guaranteed Allocation is not transferrable.	Yes, a Guaranteed Allocation of one Westpac SPS II for every SAINTS held on the Scheme Implementation Date (1 December 2008).	No.	The Syndicate Brokers will be required to undertake to Westpac to ensure a Guaranteed Allocation of one Westpac SPS II for each St.George Hybrid registered in your name on 20 February 2009 or SAINTS registered in your name on the Scheme Implementation Date (1 December 2008). If you are unable to receive this Allocation from your Syndicate Broker, you may apply under the Reinvestment Offer or SAINTS Offer where you have a Guaranteed Allocation.

3.2.4 Will my Application be scaled back?

Reinvestment Offer	SAINTS Offer	Securityholder Offer	Broker Firm Offer
If you apply for more Westpac SPS II than the number of St.George Hybrids you hold on the Exchange Date, it is possible that your Application for additional Westpac SPS II will be scaled back if there is excess demand.	If you apply for more Westpac SPS II than the number of SAINTS you held on the Scheme Implementation Date, it is possible that your Application for additional Westpac SPS II will be scaled back if there is excess demand.	Your application for Westpac SPS II may be scaled back if there is excess demand.	Otherwise, allocations to Broker Firm Applicants by a Syndicate Broker are at the discretion of that Syndicate Broker.

3.2.5 How do I obtain a copy of this Prospectus?

Reinvestment Offer	SAINTS Offer	Securityholder Offer	Broker Firm Offer
A copy of this Prospectus and a blue personalised Reinvestment Application Form will be mailed to you with an Exchange Notice on or around 2 March 2009. A blue personalised Reinvestment Application Form may also be downloaded from the Westpac website at www.westpac.com.au/investorcentre	A copy of this Prospectus and a white personalised SAINTS Application Form will be mailed to you on or around 2 March 2009.	A copy of this Prospectus may be: ■ downloaded from the Westpac website at www.westpac.com.au/investorcentre; ■ sent to you with a pink personalised Securityholder Application Form – if you call the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm); or – if you register on-line to receive a copy of this Prospectus.	A copy of this Prospectus with an Application Form may be: ■ downloaded from the Westpac website at www.westpac.com.au/investorcentre; ■ sent to you if you call the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm); or ■ requested from a Syndicate Broker.

Note:
25. Westpac expects St.George to reserve the right to amend this date after the issue of the Exchange Notice

Reinvestment Offer	SAINTS Offer	Securityholder Offer	Broker Firm Offer
3.2.6 How do I apply?			
Complete and return a blue personalised Reinvestment Application Form which will be mailed to you.	Complete and return a white personalised SAINTS Application Form which will be mailed to you. ■ apply on-line by visiting www.westpac.com.au/investorcentre and follow the instructions.	Either: ■ complete and return a pink Securityholder Application Form; or ■ apply on-line by visiting www.westpac.com.au/investorcentre and follow the instructions. You will require your SRN/HIN which you can find on the top right hand corner of the postcard mailed to you.	Contact your Syndicate Broker for information on how to submit an Application Form, and if applicable, Application Payment and Supporting Documentation.

3.2.7 What is the minimum Application amount?

Reinvestment Offer

If you own 50 St.George Hybrids or fewer, you must apply to reinvest the redemption proceeds of all your St.George Hybrids in Westpac SPS II if you wish to participate. If you wish to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date, you must apply in multiples of 10 Westpac SPS II ($1,000).

If you own more than 50 St.George Hybrids, you must apply for a minimum of 50 Westpac SPS II ($5,000).

If your Application is for more than 50 Westpac SPS II, then you must apply in multiples of 10 Westpac SPS II ($1,000).

SAINTS Offer

If you owned 50 SAINTS or fewer, you must apply to invest an amount equal to the SAINTS Scheme proceeds of all your SAINTS held on the Scheme Implementation Date in Westpac SPS II if you wish to participate. If you wish to apply for more Westpac SPS II than the number of SAINTS registered in your name on the Scheme Implementation Date, you must apply in multiples of 10 Westpac SPS II ($1,000).

If you owned more than 50 SAINTS, you must apply for a minimum of 50 Westpac SPS II ($5,000).

If your Application is for more than 50 Westpac SPS II, then you must apply in multiples of 10 Westpac SPS II ($1,000).

Securityholder Offer

Your Application must be for a minimum of 50 Westpac SPS II ($5,000).

If your Application is for more than 50 Westpac SPS II, then you must apply in multiples of 10 Westpac SPS II ($1,000).

Broker Firm Offer

If you are a St.George Hybrid Holder reinvesting in Westpac SPS II through the Broker Firm Offer:

- if you own 50 St.George Hybrids or fewer, you must apply to reinvest the redemption proceeds of all your St.George Hybrids in Westpac SPS II if you wish to participate;
- if you own more than 50 St.George Hybrids, you must apply for a minimum of 50 Westpac SPS II ($5,000); or
- if you wish to reinvest some, but not all, of your St.George Hybrid redemption proceeds, or you wish to apply for more Westpac SPS II than St.George Hybrids you hold on the Exchange Date, you must apply in multiples of 10 Westpac SPS II ($1,000).

If you are an Eligible Former SAINTS Holder investing in Westpac SPS II through the Broker Firm Offer:

- if you owned 50 SAINTS or fewer, you must apply to invest an amount equal to the SAINTS Scheme proceeds of all your SAINTS in Westpac SPS II if you wish to participate;
- if you owned more than 50 SAINTS, you must apply for a minimum of 50 Westpac SPS II; or
- if you wish to invest some, but not all, of an amount equal to the SAINTS Scheme proceeds of all your SAINTS in Westpac SPS II, or you wish to apply for more Westpac SPS II than SAINTS you held on 1 December 2008, you must apply in multiples of 10 Westpac SPS II ($1,000).

For all other Broker Firm Applicants:

- your Application must be for a minimum of 50 Westpac SPS II ($5,000); and
- if your Application is for more than 50 Westpac SPS II, then you must apply in multiples of 10 Westpac SPS II ($1,000).

3.2.8 How do I pay?

Reinvestment Offer	SAINTS Offer	Securityholder Offer	Broker Firm Offer
If you apply using your personalised Reinvestment Application Form, a separate Application Payment is only required if you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date. Otherwise, a separate Application Payment is not necessary as the redemption proceeds from your St.George Hybrids will be reinvested directly in Westpac SPS II in satisfaction of your Application Payment for those Westpac SPS II. If you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date, your Application Payment for the excess can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted. If your Application is not accompanied by an Application Payment for the additional Westpac SPS II, you will be taken to have applied for that number of Westpac SPS II that you hold on the Exchange Date.	If you apply using your white personalised SAINTS Application Form, your Application Payment can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted. If you apply on-line, Application Payments can only be made using BPAY®.[26]	If you apply using your pink Securityholder Application Form, your Application Payment can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted. If you apply on-line, Application Payments can only be made using BPAY®.[26]	You should make your Application Payment under arrangements made between you and your Syndicate Broker. If you are a St.George Hybrid Holder you may direct your broker to reinvest the redemption proceeds of your St.George Hybrids directly in Westpac SPS II in satisfaction of your Application Payment. In this circumstance, no separate Application Payment is necessary unless you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date.

Note:
26. BPAY® Registered to BPAY Pty Ltd (ABN 69 079 137 518)

Reinvestment Offer	SAINTS Offer	Securityholder Offer	Broker Firm Offer

3.2.9 Where do I send my completed Application Form and Application Payment?

Your completed Application Form together with your Application Payment, where applicable, should be returned to either of the addresses below so that they are received by the Registry before the Closing Date which is expected to be 5.00pm (Sydney Time) on 23 March 2009

by mail to the Registry:

Westpac SPS II Offer
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

by hand delivery to the Registry:

Westpac SPS II Offer
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

Application Forms and Application Payments, where applicable, will not be accepted at any other address (including Westpac's registered office or any other Westpac office or branch).

If you are a Broker Firm Offer Applicant, then you must send your completed Application Form and, where applicable, Application Payments and Supporting Documentation to your nominated Syndicate Broker (NOT to the Registry) with sufficient time to enable processing by the Closing Date.

The Closing Date for Broker Firm Applicants reinvesting their St.George Hybrid redemption proceeds under the Broker Firm Offer is expected to be 5.00pm (Sydney Time) on 23 March 2009. For all other Broker Firm Applicants the Closing Date is expected to be 10.00am (Sydney Time) on 27 March 2009.

3.3 Payment details

3.3.1 Brokerage and stamp duty

No brokerage or stamp duty is payable to Westpac on your Application. You may have to pay brokerage on any later sale of your Westpac SPS II on ASX after Westpac SPS II have been quoted on ASX.

3.3.2 Refunds and interest

All Application Payments received by the Registry before Westpac SPS II are issued and transferred will be held by Westpac in a trust account established solely for the purpose of depositing Application Payments received. Any interest that accrues on the trust account will be retained by Westpac.

If you are not Allotted any Westpac SPS II or you are Allotted fewer Westpac SPS II than the number that you applied for as a result of a scaleback, Application Payments will be returned to you (without interest) as soon as possible after the Issue Date.

In addition, if the Offer does not proceed for any reason, Applicants will have their Application Payments refunded to them (without interest) as soon as possible and St.George Hybrid Holders will be paid their redemption proceeds on the Exchange Date. No interest will be payable on the redemption proceeds or other Application Payments.

Westpac reserves the right not to accept your Application.

3.3.3 Provision of personal information

The information about you required on an Application Form and Supporting Documentation is used for the purposes of processing the Application and, if the Application is successful, administering your Westpac SPS II (and, if they are issued in the future upon Conversion, your holding of Ordinary Shares). For information about the acknowledgements and privacy statement in relation to personal information that you provide Westpac by completing an Application Form – see Section 8.10.

3.4 Allocation policy

Westpac and the Joint Lead Managers reserve the right to reject any Application, or to allocate any Eligible Securityholder a lesser number of Westpac SPS II than applied for, including less than the minimum application of 50 Westpac SPS II ($5,000).

The Allocation policy for any additional Westpac SPS II applied for under the Reinvestment Offer or SAINTS Offer and any Application under the

Securityholder Offer will be determined by Westpac in consultation with the Joint Lead Managers at the close of the Offer. This Allocation policy and any scaleback will be announced on ASX on the day Westpac SPS II commence trading on a conditional and deferred settlement basis – expected to be 30 March 2009.

The Allocation policy for Syndicate Brokers and Institutional Investors will be determined under the Bookbuild – see Section 3.4.1. Westpac and the Joint Lead Managers have the right to nominate the persons to whom Westpac SPS II will be Allocated, including in respect of firm Allocations to Syndicate Brokers and Institutional Investors.

However, Westpac reserves the right to not issue any Westpac SPS II. In this circumstance, no Applicants will receive an Allocation.

3.4.1 Bookbuild

The Bookbuild is a process that will be conducted by the Joint Lead Managers in consultation with Westpac before the Opening Date to determine the Margin and firm Allocations of Westpac SPS II to Syndicate Brokers and Institutional Investors. In this process, Syndicate Brokers and certain Institutional Investors (including certain Institutional Investors who hold St.George Hybrids and/or SAINTS) will be invited to lodge bids for a number of Westpac SPS II within a Margin range of 3.70% – 4.00% per annum. On the basis of those bids, Westpac and the Joint Lead Managers will determine the Margin and firm Allocations to Syndicate Brokers and Institutional Investors. The Bookbuild will be conducted under the terms and conditions agreed by Westpac and the Joint Lead Managers in the Offer Management Agreement ("OMA") – see Section 7.4.

3.4.2 Settlement support

The Joint Lead Managers have agreed with Westpac to provide settlement support for the number of Westpac SPS II allocated to Syndicate Brokers and Institutional Investors under the Bookbuild. Settlement support means that if any of the Syndicate Brokers or Institutional Investors fails to deliver valid Applications including Application Payments (other than any Application Payment being paid directly from the redemption proceeds of St.George Hybrids being reinvested in Westpac SPS II) to Westpac by the Issue Date, the Joint Lead Managers will be issued, and pay for, those Westpac SPS II. Under the OMA, as part of this settlement support, the Joint Lead Managers will pay to Westpac, or procure payment to Westpac of, the aggregate proceeds raised from Syndicate Brokers and Institutional Investors under the Bookbuild (other than any Application Payment being paid directly from the redemption proceeds of St.George Hybrids being reinvested in Westpac SPS II) by the Issue Date.

The OMA may be terminated by any of the Joint Lead Managers in respect of the terminating Joint Lead Manager's obligations in certain circumstances. If any Joint Lead Manager terminates the OMA, then the other Joint Lead Managers will also have the right to terminate their obligations under the OMA.

For details of the fees to be paid to the Joint Lead Managers and the Syndicate Brokers – see Section 7.4.

3.4.3 Allotment

Westpac intends to issue approximately 5 million Westpac SPS II at an Issue Price of $100 each, to raise approximately $500 million with the ability to raise more or less.

Westpac will not Allot any Westpac SPS II until it has been granted approval for Westpac SPS II to be quoted on ASX and all proceeds from accepted Applications have been received by Westpac. Subject to approval for quotation being granted, Westpac intends to Allot Westpac SPS II on 31 March 2009. Westpac may, in consultation with the Joint Lead Managers, change the Closing Date and the Issue Date, or may withdraw the Offer at any time before Allotment.

Allotment will involve Westpac SPS II being issued to the Initial Purchaser, who will then transfer them to successful Applicants under the Offer. Application Payments will, upon transfer of Westpac SPS II to successful Applicants, be applied by Westpac on their behalf to or as directed by the Initial Purchaser as consideration for the transfer of Westpac SPS II by the Initial Purchaser to those Applicants.

The Allotment arrangements are governed by the OMA and Subscription Agreement, and are summarised in Sections 7.4 and 7.5.

3.5 ASX quotation, trading and Holding Statements

3.5.1 ASX quotation

Westpac will apply to ASX for Westpac SPS II to be quoted on ASX. It is expected that Westpac SPS II will be quoted under ASX code WBCPB however quotation is not guaranteed. If ASX does not grant

permission for Westpac SPS II to be quoted, then Westpac SPS II will not be issued and Application Payments will be refunded (without interest) as soon as possible and St.George Hybrid Holders will be paid their redemption proceeds on the Exchange Date. No interest will be payable on the redemption proceeds or other Application Payments.

3.5.2 Trading

The contract formed on the acceptance of your Application for Westpac SPS II by Westpac is conditional on settlement under the OMA. The OMA includes rights of termination summarised in Section 7.4.3. Until settlement under the OMA occurs and Westpac SPS II are Allotted to successful Applicants, trading in Westpac SPS II on ASX will be on a conditional and deferred settlement basis.

Conditional and deferred settlement trading in Westpac SPS II is expected to commence on ASX on 30 March 2009. Westpac SPS II are expected to be issued to the Initial Purchaser and transferred to successful Applicants on 31 March 2009, satisfying the condition of the conditional market.

If settlement under the OMA and the Allotment of Westpac SPS II does not occur within 10 Business Days after the commencement of conditional and deferred settlement trading:

- Westpac SPS II will not be issued;
- the contract formed on acceptance of your Application will be cancelled;
- your Application Payment will be refunded without interest;
- the St.George Hybrid redemption proceeds that Eligible St.George Hybrid Holders elected to reinvest in Westpac SPS II under the Reinvestment Offer will be paid to those St.George Hybrid Holders via cheque or direct credit on the Exchange Date; and
- all conditional trades in Westpac SPS II that have occurred will be cancelled.

After settlement under the OMA and the issue and transfer of Westpac SPS II there will be a period of unconditional and deferred settlement trading, which is expected to commence on 1 April 2009, until the dispatch of Holding Statements is completed, which is expected to occur by 7 April 2009. Trading is expected to commence on a normal settlement basis on 8 April 2009.

It is your responsibility to determine your Allocation before trading your Westpac SPS II to avoid the risk of selling Westpac SPS II you do not own. To assist you in determining your Allocation prior to receipt of your Holding Statement, Westpac will announce the basis of Allocation by placing advertisements in major national newspapers in Australia on or before 30 March 2009.

If you sell your Westpac SPS II before you receive confirmation of your Allocation, you do so at your own risk.

3.5.3 Your Allocation

If you are a Broker Firm Offer Applicant and wish to find out your Allocation prior to receiving your Holding Statement, you should contact your Syndicate Broker. Reinvestment Offer Applicants, SAINTS Offer Applicants and Securityholder Offer Applicants should call the **Westpac SPS II Information Line on 1300 551 909** (Monday to Friday, between 8.30am – 5.30pm).

3.5.4 Holding Statements

Westpac expects that Holding Statements will be dispatched to successful Applicants by 7 April 2009. Westpac will apply for Westpac SPS II to participate in CHESS. No certificates will be issued for Westpac SPS II.

3.6 New holder information

If you are issued Westpac SPS II under the Offer you will be sent a new investor pack shortly after the Issue Date. In addition to your Holding Statement, this pack will contain important information relating to how you will be paid your Distributions.

3.6.1 Provision of bank account details for Distributions

Westpac will only pay your Distributions directly into an Australian dollar account of a financial institution nominated by you. Westpac will not pay Distributions on Westpac SPS II by cheque. As part of the new investor pack, the Registry will send you a form either requesting your account details or confirming that your preference is to use your existing dividend or distribution account details, if applicable. You must complete and return this form as soon as possible.

3.6.2 Provision of Tax File Number or Australian Business Number

The Registry will provide you with a form so that you may provide your Tax File Number ("TFN"), Australian Business Number ("ABN") or both.

You do not have to provide your TFN or ABN. However, Westpac may be required to withhold Australian tax at the maximum marginal tax rate (currently 46.5% including the Medicare Levy) on the amount of any Distribution that is not 100% franked, unless you provide one of the following:

- TFN;
- TFN exemption code (if applicable); or
- ABN if Westpac SPS II are held in the course of an enterprise carried on by you.

3.6.3 Provision of details for anti-money laundering regulation

Westpac has on-going obligations under laws relating to anti-money laundering and counter-terrorism. If you are issued any Westpac SPS II, you will be requested to provide certain details, including, for example, date of birth for individuals and Australian Company Number for companies, to enable Westpac to comply with those laws.

3.6.4 Possible requirement for US tax forms

Holders who are not United States Persons should not generally be subject to United States federal income tax with respect to Distributions unless such Distributions are effectively connected with a United States trade or business. However, US backup withholding tax may apply to Distributions to Holders unless an exemption is applicable. Westpac is not required to gross up for any such backup withholding tax.

Currently Westpac does not expect holders to have to complete US tax forms in relation to US backup withholding tax. However, Westpac may notify you and request that you complete any US tax forms deemed necessary to allow it to make any Distribution without deduction for US backup withholding tax.

3.7 Trustees andnominees

In respect of the Reinvestment Offer and SAINTS Offer, trustees and nominees who hold St.George Hybrids or who held SAINTS on 1 December 2008 should inform the beneficial owners of the St.George Hybrids or former beneficial owners of SAINTS on 1 December 2008 about the Offer, subject to any legal restrictions in the countries where such beneficial owners are resident, and then aggregate all Applications received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Reinvestment Application Form or SAINTS Application Form, as applicable, on behalf of all beneficial owners.

In respect of the Securityholder Offer, trustees and nominees who held Westpac Ordinary Shares, Westpac TPS and/or Westpac SPS on 13 February 2009 should inform those beneficial owners of the Westpac Ordinary Shares, Westpac TPS and/or Westpac SPS on 13 February 2009 about the Offer subject to any legal restrictions in the countries where such beneficial owners are resident, and then aggregate all Applications received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Securityholder Application Form on behalf of all beneficial owners.

3.8 Enquiries

You can call the **Westpac SPS II Information Line on 1300 551 909** (Monday to Friday, between 8.30am – 5.30pm) if you:

- have further enquiries about how to apply for Westpac SPS II;
- require assistance to complete the Application Form; or
- require additional copies of this Prospectus and the accompanying Application Forms.

If you are unclear in relation to any matter or are uncertain if Westpac SPS II are a suitable investment for you, you should consult your financial adviser or other professional adviser. If you are a Broker Firm Applicant and you are in any doubt about what action you should take, you should immediately contact your Syndicate Broker.

4 About Westpac

THIS SECTION SETS OUT:

- a description of Westpac's business including summary financial information
- a description of the merger between Westpac and St.George
- pro forma financial information illustrating the effect of the merger and the issue of Westpac SPS II on the Merged Group
- the Merged Group's capital management strategy and capital ratios
- the Merged Group's funding and liquidity strategy
- information on the credit ratings relevant to this Offer

About Westpac

4.1 Overview of Westpac

Westpac is one of the four major banking organisations in Australia and, through its New Zealand operations, is also one of the largest banking organisations in New Zealand. Westpac and its controlled entities provide a broad range of banking and financial services in these markets, including retail, business and institutional banking and wealth management services.

Westpac was founded in 1817 and was the first bank to be established in Australia. In 1850 Westpac was incorporated as the Bank of New South Wales by an Act of the New South Wales Parliament. In 1982 the Bank of New South Wales changed its name to Westpac Banking Corporation.

On 23 August 2002, Westpac was registered as a public company limited by shares under the Corporations Act. Westpac's principal office is located at 275 Kent Street, Sydney, New South Wales.

Westpac has branches, affiliates and controlled entities throughout Australia, New Zealand and the Pacific region and maintains offices in some of the key financial centres around the world. Westpac's market capitalisation was $49.3 billion[27] as at 16February 2009.

The performance of Westpac's Ordinary Shares during the period from February 1999 to February 2009 is set out in the graph below:

Westpac Ordinary Shares daily closing price[28]



$35
$30
$25
$20
$15
$10
$5
$0
Feb 1999
Feb 2001
Feb 2003
Feb 2005
Feb 2007
Feb 2009

In July 2008, Westpac reorganised its business into four key customer-facing divisions. As a result of the merger with St.George in December 2008, the new Merged Group now has five key customer-facing divisions serving approximately 10 million customers as at 31 December 2008. These businesses are:

- **Westpac Retail and Business Banking** – responsible for sales, marketing and customer service for all consumer and small-to-medium enterprise customers within Australia under the Westpac brand.
- **St.George Retail and Business Banking** – responsible for sales, marketing and customer service for all consumer and small-to-medium enterprise customers within Australia under the St.George and BankSA brands.
- **BT Financial Group Australia** – comprises Westpac's historical wealth management business. As a result of the merger with St.George, Westpac's wealth management business now also includes operations under the Asgard, Advance and Securitor brands.

Note:
27. Westpac's market capitalisation is based on the closing share price of Westpac Ordinary Shares on ASX as at 16 February 2009.
28. Source: Bloomberg.

- **Westpac Institutional Bank** – provides financial services to the corporate, institutional and government customer base, assisting and advising in the management of cash, funding, capital and market risk for companies and institutions with major interests in Australia and New Zealand.
- **New Zealand Banking** – provides a full range of retail and commercial banking services to customers throughout New Zealand.

These customer-facing divisions are supported by a number of corporate level functions and divisions, including:

- **Product and Operations** – responsible for all consumer and business product development, management and operations.
- **Technology** – responsible for developing and maintaining reliable and flexible technology capabilities and technology strategies.

4.2 Merger with St.George

On 1 December 2008, Westpac completed its merger with St.George by way of a scheme of arrangement.

Under the terms of the merger, holders of St.George Ordinary Shares received 1.31 Westpac Ordinary Shares for each St.George Ordinary Share held by them on the record date for the Share Scheme. Based on the closing price of Westpac Ordinary Shares on the ASX on 17 November 2008 (the date the scheme of arrangement to effect the merger was approved by the Federal Court of Australia), the total value of Westpac Ordinary Shares issued to St.George Ordinary Shareholders was approximately $12.1 billion.[29]

Upon implementation of the merger, St.George became a subsidiary of Westpac.

As a result of the merger, Westpac expects to increase its sales and therefore revenue by offering a broader range of products and services to an expanded customer base through the combined distribution network. The key revenue opportunities of the combined business are expected to be a broader distribution base, the sharing of best practice in products and services and benefits from an expanded capability in wealth, insurance and institutional banking. Westpac's operating model aims to preserve existing customer relationships across both Westpac and St.George in order to minimise customer attrition.

It is expected that shareholders and other stakeholders in the combined business will have the opportunity to benefit from the enhanced positioning and scale of the combined businesses of the Merged Group, which is (based on information available as at 29 September 2008): Australia's largest branch network; Australia's second largest ATM network with more than 2,700 ATMs; a leading Australian provider of home lending; Australia's largest provider of wealth platforms by funds under administration; and Australia's second largest bank by assets.

Westpac expects pre-tax cost savings as a result of the merger to be approximately $400 million by the third year after the merger.

Cost savings will be generated primarily through:

- aligning product processing operations and investment in technology;
- synergies from combining various support functions;
- procurement and potential service contract savings; and
- the combination of head offices of St.George and Westpac.

In order to achieve the synergies referred to above, it is anticipated that the Merged Group will incur approximately $700 million in one off integration costs. Substantially all of these costs are expected to be incurred in the first two years after the merger is completed. These costs include:

- systems integration costs;
- corporate head office and back office integration costs; and
- other transaction costs including stamp duty, communication and documentary costs and advisers' fees.

Certain risks (for example, integration risks) may impact on future earnings, synergies and the earnings per share position of Westpac. These risks are outlined in more detail in Section 5.3.

Note:
29. Determined on the basis that approximately 743 million Westpac Ordinary Shares were issued in exchange for St.George Ordinary Shares upon implementation of the merger.

4.3 Overview of Westpac and St.George results for the year ended 30 September 2008[30]

4.3.1 Westpac and St.George historical income statements for the 12 months ended 30 September 2008

The following table sets out the historical income statements of Westpac and St.George for the 12 months to 30 September 2008. The income statements were extracted from the audited published consolidated financial results of Westpac and St.George as disclosed by Westpac and St.George.

4.3.2 Westpac

Westpac reported a net profit of $3,859 million for the 12 months ended 30 September 2008, an increase of $408 million or 12% compared to 2007. Cash earnings, which Westpac considers to be a more appropriate measure of performance (and excludes significant items), increased 6% to $3,726 million. This represents a cash return on equity of 22%, down 150 basis points over the year. Cash earnings per Ordinary Share increased 5% to 198.3 cents per share. On 17 December 2008, Westpac paid a fully franked final dividend of 72 cents per Ordinary Share, a 6% increase over the 30 September 2007 final dividend. Westpac's total dividend for the year was 142 cents, an increase of 8% from the prior year. In addition, Westpac's dividend reinvestment plan in respect of the final dividend for 2008 was fully underwritten.

4.3.3 St.George

St.George reported a net profit of $1,205 million for the 12 months ended 30 September 2008, an increase of $15 million or 1% compared to 2007. Cash profit, which excludes significant items, goodwill impairment, hedging and non-trading derivative volatility, increased 14% to $1,321 million. This represents a cash return on average ordinary equity of 21%. Cash earnings per ordinary share increased 8% to 237 cents per share. On 18 December 2008, St.George paid a fully franked final dividend of 94 cents per St.George Ordinary Share, a 9% increase over the 30 September 2007 final dividend. In addition to this, St.George also declared a fully franked special dividend of 31 cents per St.George Ordinary Share.

4.4 December 2008 quarterly update

In a market update on 18 February 2009, the Merged Group advised that its pro forma[31] group cash earnings, on an unaudited basis, for the three months

Income Statement for the year ended 30 September 2008

$ million	Westpac Year ended 30 Sept 08	St.George Year ended 30 Sept 08
Interest income	29,081	10,710
Interest expense	(21,859)	(8,237)
Net interest income	7,222	2,473
Non-interest income	4,198	1,133
Net operating income	11,420	3,606
Operating expenses	(5,270)	(1,453)
Impairment charges	(931)	(291)
Profit before income tax	5,219	1,862
Income tax expense	(1,287)	(656)
Net profit for the year	3,932	1,206
Net profit attributable to minority interests	(73)	(1)
Net profit attributable to equity holders	3,859	1,205

Note:
30. All comparisons are to the prior corresponding period being the year ended 30 September 2007.

Note:
31. The current and prior corresponding period unaudited pro forma accounts have been prepared on the basis that St.George earnings were consolidated into the Westpac Group from 1 October 2007.

to 31 December 2008 was approximately $1.2 billion, a pro forma decrease of 2% on the prior corresponding period.

Total lending was up 2.4% over the prior quarter, with good growth in mortgage and business lending in Australia. However, lending growth in Westpac's Institutional and New Zealand businesses was slower.

Strong growth in customer deposits was achieved over the prior quarter, up 9.6%.

Revenue was up strongly, particularly in net interest income with improved margins. Non-interest income growth was also healthy, although wealth revenues were weaker. Expenses are running at a marginally lower rate than the Westpac 2008 full year growth rate.

Impairment charges rose to $800 million for the December 2008 quarter, from $144 million in the prior corresponding period. The December 2008 quarter impairment experience was impacted by a $360 million increase in provisions for three large corporate exposures. While the December 2008 quarter was specifically impacted by these three problem exposures, asset quality in the corporate and commercial portfolio continues to deteriorate consistent with the weakening of economic activity. The Australian consumer portfolio continues to perform soundly with only a small increase in delinquencies.

In the first quarter of Westpac's 2009 financial year, Westpac delivered a robust performance in a challenging environment. While impaired and stressed exposures have increased over the period, consistent with the continued deterioration in the operating environment, Westpac's franchise is in sound shape. In particular, Westpac strengthened its capital position, raising over $3.8 billion in core equity in the 4 months ended 31 January 2009.

4.5 Pro forma Merged Group financial information

4.5.1 Pro forma Merged Group earnings

The first period for which the earnings of the Merged Group will be published will be for the 6 months ended 31 March 2009 and accordingly a pro forma income statement has not been included for the Merged Group.

4.5.2 Pro forma Merged Group balance sheet

The unaudited pro forma Merged Group balance sheet set out in Section 4.5.5 is based on St.George's and Westpac's respective audited financial statements for the year ended 30 September 2008 to which a number of adjustments have been made. This should be read in conjunction with the historical consolidated financial statements of Westpac and St.George for the year ended 30 September 2008.

4.5.3 Basis of preparation and merger adjustments

The accounting policies of the Merged Group, used to prepare the unaudited pro forma financial information, are based on the accounting policies of Westpac as contained in its audited financial statements for the year ended 30 September 2008, unless otherwise noted.

The merger will be accounted for using the purchase price method of accounting. This requires the determination of the fair value of the assets (including identified intangible assets) and liabilities of St.George as of the date of the acquisition, which for accounting purposes, was 17 November 2008. Differences between the carrying value and fair value of St.George's assets and liabilities on 17 November 2008,have been applied to the Merged Group balance sheet as at 30 September 2008.

As of the date of this Prospectus, Westpac has not finalised the valuations necessary to determine the fair value of assets and liabilities of St.George. These adjustments reflect management's best estimate of the fair value of assets and liabilities necessary to prepare the unaudited pro forma Merged Group's balance sheet, based on the information available at this time. Accordingly, the purchase price allocation adjustments and related impacts on the unaudited pro forma Merged Group balance sheet are preliminary and are subject to revision, which may be material.

The unaudited pro forma Merged Group financial information is presented in an abbreviated form and therefore does not comply with all presentation and disclosure requirements of IFRS and the requirements of A-IFRS applicable to annual financial reports prepared in accordance with the Corporations Act.

The estimated fair value and acquisition adjustments in the unaudited pro forma Merged Group balance sheet in Section 4.5.5 includes adjustments for:

- reporting reclassifications to align St.George's balance sheet classifications with those of Westpac;
- estimated fair value and acquisition adjustments which give effect to the merger; and
- other adjustments that reduce the net assets of St.George and change the residual goodwill arising from the merger, including the reclassification of St.George SPS from preference share capital to loan capital and the St.George 30 September 2008 final and special dividends.

There were no material balances between Westpac and St.George requiring eliminations in the unaudited pro forma Merged Group balance sheet.

4.5.4 Capital structure changes

The unaudited pro forma Merged Group balance sheet includes adjustments for known and expected changes to the Merged Group's capital structure since 30 September 2008. These include:

- the issue of $2.5 billion worth of Ordinary Shares under a fully underwritten placement of Ordinary Shares completed in December 2008;
- the payment of Westpac's 2008 final dividend on 17 December 2008 and the underwrite of 100% of Westpac's dividend reinvestment plan in respect of the 2008 final dividend;
- the issue of $442 million worth of Ordinary Shares under the Westpac Share Purchase Plan (SPP), which was completed in February 2009;
- the expected redemption of the St.George Hybrids on the Exchange Date (expected to be 31 March 2009) for a combined face value of $875 million. Any difference between the carrying value of the St.George's Hybrids and the redemption amount has been included as part of goodwill; and
- completion of the Offer and issuance of approximately $500 million of Westpac SPS II to successful applicants, including under the Reinvestment Offer. See Section 4.6 for information on Westpac's and the Merged Group's regulatory capital position.

4.5.5 Unaudited pro forma Merged Group balance sheet as at 30 September 2008

$ million	Westpac As at 30 Sept 2008	St.George As at 30 Sept 2008	Reporting Reclassifications and Fair Value and Acquisition Adjustments	Notes	Capital Structure Changes	Notes	Pro forma Merged Group As at 30 Sept 2008
Assets							
Cash and balances with central banks	4,809	2,672	(3,556)	a	2,554	p,q,r	6,479
Due from other financial institutions	21,345	305	10,673	b	–	–	32,323
Derivative financial instruments	34,810	3,389	–	–	–	–	38,199
Trading securities	39,534	–	1,959	b	–	–	41,493
Other financial assets designated at fair value	2,547	15,605	(10,228)	b	–	–	7,924
Available for sale securities	1,613	2,810	(148)	c	–	–	4,275
Loans	313,545	97,721	22,015	d	–	–	433,281
Bank acceptances of customers	–	22,263	(22,263)	b	–	–	–
Life insurance assets	12,547	–	57	b	–	–	12,604
Regulatory deposits with central banks overseas	927	–	–	–	–	–	927
Goodwill	2,425	1,186	4,381	e	6	r	7,998
Other intangible assets	564	192	2,349	f	–	–	3,105
Property, plant and equipment	505	331	–	–	–	–	836
Current tax assets	77	–	–	–	–	–	77
Deferred tax assets	628	244	(589)	g	–	–	283
Other assets	3,672	662	(23)	h	–	–	4,311
Total assets	**439,548**	**147,380**	**4,627**	**–**	**2,560**	**–**	**594,115**
Liabilities							
Due to other financial institutions	15,861	1,786	–	–	–	–	17,647
Deposits	233,730	90,201	229	i	–	–	324,160
Derivative financial instruments	24,970	2,291	–	–	–	–	27,261
Trading liabilities and other financial liabilities designated at fair value	16,689	–	–	–	–	–	16,689
Debt issues	96,398	37,760	(726)	i	–	–	133,432
Acceptances	3,971	3,970	–	–	–	–	7,941
Life insurance liabilities	11,953	–	38	b	–	–	11,991
Provisions	1,106	–	–	–	–	–	1,106
Total other liabilities	6,380	1,124	(38)	b	–	–	7,466
Total liabilities excluding loan capital	**411,058**	**137,132**	**(497)**	**–**	**–**	**–**	**547,693**
Loan Capital	–	–	–	–	–	–	–
Total loan capital	8,718	3,245	–	j	(382)	r	11,581
Total liabilities	**419,776**	**140,377**	**(497)**	**–**	**(382)**	**–**	**559,274**
Net assets	**19,772**	**7,003**	**5,124**	**–**	**2,942**	**–**	**34,841**

4.5.5 Unaudited pro forma Merged Group balance sheet as at 30 September 2008 (continued)

$ million	Westpac As at 30 Sept 2008	St.George As at 30 Sept 2008	Reporting Reclassifications and Estimated Fair Value and Acquisition Adjustments	Notes	Capital Structure Changes	Notes	Pro forma Merged Group As at 30 Sept 2008
Shareholders' equity							
Ordinary share capital (less treasury shares)	6,593	5,123	6,993	*k*	4,306	*o,p,q*	23,015
Preference share capital	–	493	(493)	*l*	–	–	–
Reserves	256	130	(126)	*m*	–	–	260
Retained profits	10,999	1,250	(1,250)	*n*	(1,364)	*o*	9,635
Total equity attributable to equity holders of parent entity	**17,848**	**6,996**	**5,124**	**–**	**2,942**	**–**	**32,910**
Minority interests	1,924	7	–	–	–	–	1,931
Total shareholders' equity and minority interests	**19,772**	**7,003**	**5,124**	**–**	**2,942**	**–**	**34,841**

The unaudited pro forma Merged Group balance sheet is presented for illustrative purposes only and does not purport to be indicative of the future financial position of the Merged Group. Actual adjustments may differ from the pro forma adjustments.

Notes to the unaudited pro forma Merged Group balance sheet:

Reporting Reclassifications and Estimated Fair Value and Acquisition Adjustments

a Adjustments for transaction costs incurred by Westpac ($45 million decrease), the acquisition of SAINTS ($350 million decrease) and the payment of the St.George final and special dividends ($709 million decrease). The remaining adjustment relates to reporting reclassifications ($2,452 million decrease).

b Adjustments for reporting reclassifications to align the presentation of St.George's balance sheet with that of Westpac.

c Adjustments to reduce St.George's available for sale assets on 17 November 2008, are based on estimates that Westpac would apply to measure similar assets. The adjustment is preliminary, and takes into consideration changes in fair value subsequent to 30 September 2008 ($148 million decrease).

d Adjustments include: reporting reclassifications ($22,263 million increase); adjustments to increase St.George's loan portfolio to fair value ($30 million increase); and adjustments to bank acceptances of customers included within loans ($278 million decrease) to reflect market interest rates and margins at 17 November 2008. The loan adjustment reflects both an increase in credit provisioning (estimated to reduce the loan balance by between $210 and $310 million) as well as the impact of market interest rates and margins (estimated to increase the balance by $290 million) at 17 November 2008. The loan adjustment is preliminary and management estimates that the adjustment could range between a net increase in the loan balance of $80 million to a net decrease in the balance of $20 million.

e Adjustments to goodwill reflecting the residual between the purchase price consideration and the fair value of assets (including identified intangible assets) and liabilities acquired.

f Adjustments to recognise identifiable intangible assets of St.George (estimated to increase other intangible assets by between $2,219 and $2,600 million). The intangible assets consist of core deposit intangibles (range between $1,415 and $1,573 million), distribution relationship intangible assets (range between $167 and $215 million) and credit card related intangibles (range between $73 and $104 million). Also included is an indefinite life intangible for the St.George and BankSA brand (range between $564 and $708 million). As a preliminary estimate, prior to finalisation of the valuations, the unaudited pro forma Merged Group balance sheet has been adjusted by the mid-point of the ranges above. A further adjustment exists to reduce the carrying amount of capitalised software to fair value ($61 million decrease).

g Adjustments to reduce the net deferred tax asset balance for the tax consequences associated with the fair value adjustments to St.George's tangible assets and liabilities and as a consequence of the recognition of finite life intangible assets ($589 million decrease). No adjustment has been made to estimate the reset tax base of St.George assets for the purposes of preparing the unaudited pro forma Merged Group balance sheet as the financial effect of joining Westpac's tax consolidated group has not been finalised. When reset tax bases are finalised they may result in material adjustments to certain deferred tax balances with corresponding adjustments to goodwill.

h Adjustments to remeasure St.George's investments in associate entities to fair value ($14 million decrease) at 17 November 2008. The remaining adjustment relates to reporting reclassifications ($9 million decrease).

i Adjustments to St.George's deposits and other liabilities ($229 million increase) and St.George's debt issues ($726 million decrease) based on interest rates for similar liabilities at 17 November 2008.

j Adjustments to St.George's longer dated subordinated debt based on spreads for similar liabilities at 17 November 2008 ($150 million decrease). The remaining adjustment ($150 million increase) relates to the reclassification of the SPS from preference share capital to loan capital following the announcement of St.George's intention to redeem its outstanding hybrid instruments.

k Adjustment to recognise the value of Westpac Ordinary Shares issued on the acquisition date ($12,116 million increase). The remaining adjustment relates to the elimination of St.George's share capital that existed at the date of acquisition ($5,123 million decrease).

l Adjustment to reflect the reclassification of SPS ($148 million decrease) and the acquisition of SAINTS by Westpac ($345 million decrease). The differences between the carrying amounts and the face value has been recognised as an adjustment to goodwill.

m Adjustment to recognise the elimination of St.George's reserves that existed at 17 November 2008 ($130 million decrease). The remaining adjustment arises following the issue of Westpac Ordinary Shares in exchange for St.George award options ($4 million increase).

n Adjustment to recognise the elimination of St.George's retained earnings that existed at the date of acquisition ($541 million decrease) and the payment of the St.George final and special dividends ($709 million decrease).

Adjustments for Changes to the Capital Structure

o Adjustment to reflect the payment of the 2008 Westpac final dividend on 17 December 2008 out of retained earnings ($1,364 million). The dividend payment is not shown as an adjustment to cash as the dividend reinvestment plan was underwritten in full and accordingly, Ordinary Shares were issued up to the full amount of the dividend.

p Adjustment to reflect the issuance of Ordinary Shares under the Westpac Ordinary Share placement completed on 16 December 2008 ($2,500 million), which resulted in an increase to share capital and a corresponding increase to cash and balances with central banks.

q Adjustment to reflect the issuance of Ordinary Shares under the Westpac Share Purchase Plan ($442 million) completed in February 2009.

r Adjustment to reflect the net difference between the cash expected to be paid out to redeem the St.George Hybrids ($875 million) and the proceeds received for the Westpac SPS II ($500 million less offer costs of approximately $13 million). Any difference between the carrying value and the settlement proceeds of the St.George Hybrids has been recognised as an adjustment to goodwill.

4.6 Capital management strategy and capital ratios

Westpac achieved Basel II accreditation effective 1 January 2008 and reports capital ratios on a Basel II basis. At its full year results announcement in October 2008, Westpac indicated that its new Tier 1 Capital target range was 6.75% to 7.75%; noting that in the current highly uncertain environment the Bank prefers to operate towards the upper end of this target range and from time to time above this range. Westpac's reported Tier 1 Capital and Total Capital ratios as at 30 September 2008 were 7.8% and 10.8% respectively.

As at 31 December 2008, the pro forma unaudited Merged Group Tier 1 Capital Ratio[32] was 8.29%[33]. The 31 December 2008 pro forma unaudited Merged Group Tier 1 Capital position includes the impact of a number of transactions post 30 September 2008, including the full underwrite of Westpac's dividend reinvestment plan in respect of the 2008 final dividend, the $2.5 billion Ordinary Share placement completed in December 2008 and the payment of St.George's 2008 final and special dividends.

The table below shows a pro forma unaudited Merged Group Tier 1 ratio of 8.31% as at 31 December 2008. The pro forma unaudited Merged Group Tier 1 capital position includes adjustments to reflect the issuance of $442 million of Ordinary Shares under the Westpac Share Purchase Plan completed after 31 December 2008, the effect of the Westpac SPS II Offer and the redemption of St.George Hybrids.

Pro forma Unaudited Merged Group Tier 1 Capital Ratio – 31 December 2008


10%
9%
8%
7%
6%
5%
Tier 1 Ratio %
8.29%
16 bps
(31) bps
17 bps
8.31%
31 Dec 08 Merged Group
SPP Issuance
St.George Hybrid Redemption
Westpac SPS II Issuance
31 Dec 08 Pro forma Merged Group

Note:

32 Assumes Westpac and St.George were both accredited under the Basel II regime on 31 December 2008 and St.George's risk weighted assets were estimated using the Standardised approches set out in Australian Prudential Standard APS112 and APS114, which do not formally apply to St.George until 1 January 2009.

33. The capital impact of the balance sheet adjustments associated with the St.George merger amounting to a reduction of $450 million have been included in the calculation of capital ratios for the Merged Group based on the current estimates. The ratios are subject to future change as the adjustments are finalised.

4.7 Funding and liquidity

4.7.1 Overview

Given the disruption in global credit markets, Westpac has sought to enhance its liquidity and funding resilience and flexibility by:

- increasing liquid asset holdings to over $58 billion as at 30 October 2008, and providing additional flexibility by the execution of over $20 billion of internal securitisations that qualify as eligible collateral for repurchase agreements with either the Reserve Bank of Australia or the Reserve Bank of New Zealand;
- continuing to access domestic and international longer term markets;
- growing customer deposits by 11% during the year ended 30 September 2008, with term deposits, in particular, growing strongly at 38%. As at 30 September 2008, approximately 52% of Westpac's funding was provided by retail sources and 48% by wholesale sources; and
- further developing the strength of Westpac's funding franchise with more frequent and comprehensive market communications.

As at 18 February 2009, Westpac had executed approximately $13 billion of term wholesale funding in the period since 1 October 2008.

4.7.2 Australian and New Zealand guarantee schemes

The Australian Government announced on 12 October 2008 that it will guarantee the deposits in eligible Australian authorised deposit-taking institutions ("ADIs") (including Westpac) for a period of three years from 12 October 2008.

For deposits of or under $1 million, the deposit guarantee is free. For deposits over $1 million, the first $1 million is guaranteed for free and an eligible ADI is able to obtain coverage under the deposit guarantee for amounts over $1 million, in return for a fee. The Australian Government also guarantees non-complex wholesale term funding of eligible ADIs. The wholesale funding guarantee facility is extended, by application, on an issue by issue basis, in accordance with rules released by the Australian Government on 21 November 2008. A fee, currently 0.7 percent per annum, is levied on ADIs on a monthly basis in respect of the wholesale funding guarantee. The Australian Government has announced that it will withdraw the facility once market conditions have normalised.

The New Zealand Government has also established guarantee schemes in respect of deposits with participating New Zealand registered banks and non-bank deposit taking entities as well as in respect of certain wholesale funding by investment-grade financial institutions that have substantial New Zealand borrowing and lending operations.

Westpac SPS II are subordinated instruments and therefore are not covered by either the Australian or New Zealand Government guarantee schemes for deposits or wholesale funding.

4.8 Credit ratings

4.8.1 Overview

Westpac and Westpac SPS II have each been rated by Standard & Poor's (Australia) Pty Ltd (ACN 007 324 852) ("Standard & Poor's") and Moody's Investors Service Pty Limited (ACN 003 399 657) ("Moody's"). At the date of this Prospectus, the relevant Westpac credit ratings and the provisional Westpac SPS II credit ratings are as follows:

Credit rating type	Standard & Poor's	Moody's
Westpac – Long-Term Credit Ratings	'AA' (Outlook stable)	'Aa1' (Outlook stable)
Westpac SPS II – Provisional Issue Credit Ratings	'A+'	'Aa3'

On risks associated with credit ratings, see Section 5.1.12.

No consent has been obtained from Standard & Poor's or Moody's for the disclosure of the above ratings in this Prospectus.

4.8.2 Westpac SPS II – Issue Credit Rating

An Issue Credit Rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program.

Issues rated 'BBB-' or higher by Standard & Poor's are generally considered to be investment grade. Westpac SPS II were assigned a provisonal 'A+' rating by Standard & Poor's on 18 February 2009

and are therefore considered investment grade. An Issue Credit Rating of 'A+' describes an issue that is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is very strong.

Westpac SPS II were assigned a provisional 'Aa3' rating by Moody's on 17 February 2009 and are therefore considered to be investment grade. Obligations rated 'Aa' by Moody's are judged to be of high quality and are subject to low credit risk. Issues rated 'Baa3' or higher by Moody's are generally considered to be investment grade.

On risks associated with credit ratings, see Section 5.1.12.

Issue Credit Ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including Westpac SPS II). The expected Issue Credit Ratings set out above are given in respect of Westpac SPS II as stapled securities consisting of Notes Stapled to Preference Shares. Credit ratings are subject to revision or withdrawal at any time.

5 Investment risks

THIS SECTION DESCRIBES THE POTENTIAL RISKS ASSOCIATED WITH AN INVESTMENT IN WESTPAC SPS II

IT IS DIVIDED INTO RISKS THAT ARE SPECIFIC TO WESTPAC SPS II AND WESTPAC

Before applying for Westpac SPS II, you should consider whether Westpac SPS II are a suitable investment for you. There are risks associated with an investment in Westpac SPS II, many of which are outside the control of Westpac. These risks include those in this Section 5 and other matters referred to in this Prospectus

Investment risks

5.1 Risks of investing in Westpac SPS II

Set out in this Section 5.1 are risks associated specifically with an investment in Westpac SPS II. In particular, these risks arise from the nature of Westpac SPS II, the Preference Share Terms and the Note Terms. You should also consider the other risks in Section 5.2 and Section 5.3 as they relate to Westpac.

5.1.1 Investment market price and liquidity

Westpac has applied for quotation of Westpac SPS II on ASX, but Westpac is unable to forecast the market price and liquidity of the market for Westpac SPS II. The market price for Westpac SPS II may fluctuate due to various factors, including general movements in:

- Australian and international economic conditions, interest rates, credit margins and equity markets;
- investor perceptions;
- the market price of Ordinary Shares; and
- factors which may affect Westpac's financial performance and position.

It is possible that Westpac SPS II may trade at a market price below the Issue Price. Other similar securities listed on the ASX, including Westpac SPS and similar instruments issued by other banks and corporates, are currently trading below their respective issue prices. This may be due to various factors, including Australian and international economic conditions, interest rates, credit margins, equity markets, company performance, investor perceptions, and a range of other factors.

90 day Bank Bill Rate (% per annum)



8%
6%
4%
2%
0%
BBSW 3-month
Feb 1999
Feb 2001
Feb 2003
Feb 2005
Feb 2007
Feb 2009

Source: Bloomberg

The market for Westpac SPS II may be less liquid than the market for Ordinary Shares. Holders who wish to sell their Westpac SPS II may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for Westpac SPS II.

5.1.2 Changes in the Distribution Rate

The Distribution Rate is calculated for each Distribution Period by reference to the 90 day Bank Bill Rate, which is influenced by a number of factors and varies over time. The Distribution Rate will fluctuate (both increasing and decreasing) over time with movement in the 90 day Bank Bill Rate.

As the Distribution Rate fluctuates, there is a risk that the rate may become less attractive when compared to returns available on comparable securities issued by Westpac or other investments.

The graph below shows movements in the 90 day Bank Bill Rate over the last 10 years.

5.1.3 Distributions may not be paid

The Distribution Payment Test will not be satisfied in respect of the payment of a Distribution (or any Optional Dividend – see Section 1.3.10) if:

- in the case of the Notes, the Westpac Directors determine (in their absolute discretion) not to pay that Distribution or, following an Assignment Event, in the case of the Preference Shares, the Westpac Directors do not determine to pay the Distribution (in their absolute discretion);
- the amount of the Distribution (or Optional Dividend) exceeds Distributable Profits, unless APRA otherwise gives its prior written approval; or

- APRA objects to the payment of the Distribution or, in the case of an Optional Dividend, APRA has not given its prior written approval for the payment of the Optional Dividend.

Distributions on Westpac SPS II are non-cumulative and, therefore, if a Distribution is not paid in full for any particular Distribution Period, a Holder will not be entitled to subsequently receive that Distribution unless Westpac causes the Distribution to be made up through payment of an Optional Dividend (at its absolute discretion and subject to APRA's prior written approval).

APRA's current prudential guidelines require that the Distributable Profits of Westpac, out of which distributions on Tier 1 Capital may be paid, is assessed on a different basis to that which applies under the terms of some of Westpac's existing Tier 1 Capital securities – see Section 1.3.11.

5.1.4 Distributions may not be fully franked

It is expected that Distributions on Westpac SPS II will be fully franked. However, it is possible that Distributions payable on Westpac SPS II may be unfranked or not fully franked. If a Distribution is unfranked or not fully franked, a Gross-Up Amount will be paid to compensate for the unfranked amount, subject to the Distribution Payment Test – see Section 1.3.5.

5.1.5 Exposure to Westpac's financial performance and position

Westpac can elect to Convert the Preference Shares prior to the Initial Mandatory Conversion Date in certain specified circumstances – see Section 1.8. If Conversion occurs you will receive Ordinary Shares (subject to the satisfaction of the Conversion Conditions). Therefore, if Westpac's financial position declines, or if market participants anticipate that it may decline, an investment in Westpac SPS II could decline in value even if Westpac SPS II have not been Converted.

Accordingly, when you evaluate whether to invest in Westpac SPS II you should carefully evaluate the investment risks associated with an investment in Westpac – see Section 5.2.

5.1.6 Conversion

The number of Ordinary Shares issued to Holders upon Conversion will generally depend on the average of the daily volume weighted average price of Ordinary Shares over the 20 Business Days on which trading in Ordinary Shares took place immediately prior to the relevant Conversion Date. Accordingly, the Ordinary Share price used for the Conversion formula may be different to the market price of Ordinary Shares at the time of Conversion so that the value of Ordinary Shares you receive may be less than the value of those Ordinary Shares based on the Ordinary Share price on the Conversion Date.

The market price of Ordinary Shares following Conversion will fluctuate due to various factors, including investor perception, domestic and international economic conditions and factors which affect Westpac's financial performance and position. These risks are described in Section 5.2 and may have an impact on the market price of Ordinary Shares, as well as the market price of Westpac SPS II.

5.1.7 Mandatory Conversion may or may not occur on the Initial Mandatory Conversion Date

Westpac SPS II may Convert into Ordinary Shares on 30 September 2014 (the Initial Mandatory Conversion Date). However, Westpac may instead elect to arrange for a Transfer of Westpac SPS II on this date to a Nominated Party, so that Holders would receive cash equal to the Issue Price of Westpac SPS II. If Westpac does not elect to arrange for a Transfer of Westpac SPS II on the Initial Mandatory Conversion Date, there is a risk that Conversion will not occur because the Conversion Conditions are not satisfied – see Section 1.7.4. NeitherConversion Conditions will not be satisfied if Westpac's Ordinary Share price is less than 56.12% of the Issue Date VWAP.

The market price of Ordinary Shares will fluctuate due to various factors including investor perception, domestic and international market conditions and factors which affect Westpac's financial performance and position. There can be no assurance as to what the market price of Ordinary Shares will be around the Initial Mandatory Conversion Date. There is a risk that the Conversion Conditions will not be met which would prevent Conversion from occurring on 30 September 2014.

In the circumstance that the First Conversion Condition is not satisfied, Westpac may, subject to APRA's prior written approval, elect to Redeem Westpac SPS II. If Redemption does not occur, Conversion may then occur on the next Distribution Payment Date. However, Conversion on that date would be subject to the same Conversion Conditions.

The cash consideration received upon a Redemption or Transfer may not coincide with Westpac SPS II Holders' individual preferences, and may be disadvantageous to some Holders in light of market conditions or individual circumstances. In addition, the rate of return at which you could re-invest your funds may be lower than the Distribution Rate at the time.

5.1.8 Conversion or Redemption at Westpac's initiation

Westpac may (subject to APRA's prior written approval if required) initiate Conversion (subject to the Conversion Conditions being satisfied) or Redemption (or a combination of these) of some or all Westpac SPS II following the occurrence of a Tax Event or Regulatory Event.

Westpac may (subject to APRA's prior written approval if required) choose to Redeem or Convert (or a combination of these) all (but not some only) Westpac SPS II following the occurrence of an Acquisition Event. If Westpac does not elect to Redeem or Convert within the specified timeframe following an Acquisition Event – see Section 1.8.1 and clause 4.5 of the Preference Share Terms – all Westpac SPS II will Convert (subject to the Conversion Conditions being satisfied) into Ordinary Shares 40 Business Days following the Acquisition Event (or such other date specified by Westpac which must be within 5 Business Days of this date).

Redemption or Conversion may therefore occur on dates not previously contemplated by you, which may be disadvantageous in light of market conditions or your individual circumstances. This means that the period for which Holders will be entitled to the benefit of the rights attaching to Westpac SPS II is unknown.

Where you receive cash on Redemption, the rate of return at which you could re-invest your funds may be lower than the Distribution Rate at the time.

Where you receive Ordinary Shares on Conversion, you will have the same rights as other Ordinary Shareholders, which are different to the rights attaching to Westpac SPS II.

5.1.9 Transfer

Westpac may elect to issue a Transfer Notice in respect of the Initial Mandatory Conversion Date, or in respect of any subsequent possible Mandatory Conversion Date, requiring each Westpac SPS II to be Transferred to a Nominated Party for a cash amount equal to the aggregate Issue Price.

Westpac may issue an Early Transfer Notice following a Tax Event, Regulatory Event or Acquisition Event and a Transfer would occur as described above. A Transfer may occur in these circumstances on dates not previously contemplated by you, which may be disadvantageous in light of market conditions or your individual circumstances. This means that the period for which Holders will be entitled to the benefit of the rights attaching to Westpac SPS II is unknown.

Upon a Transfer of Westpac SPS II, it will be the Nominated Party's obligation to pay the aggregate Issue Price of Westpac SPS II being Transferred, not Westpac's obligation. If the Nominated Party does not pay this amount to Holders, then Transfer will not proceed, in which case Holders will continue to hold Westpac SPS II in accordance with the Note Terms and Preference Share Terms (and therefore subject to a subsequent Conversion, Redemption or Transfer).

Where you receive cash pursuant to a Transfer, the rate of return at which you could re-invest your funds may be lower than the Distribution Rate at the time.

5.1.10 No fixed maturity date

Westpac SPS II are a perpetual instrument. Westpac SPS II may Convert on the Initial Mandatory Conversion Date but it is possible that market conditions at the time may be such that the Conversion Conditions are not satisfied. If the Ordinary Share price depreciates, it is possible that Westpac SPS II will not Convert at any point in time. Furthermore, any Redemption or Transfer is subject to the discretion of Westpac and, in respect of Redemption, obtaining APRA's prior written approval, and it is also possible that neither of these occur at any point in time.

5.1.11 Ranking of Westpac SPS II

Westpac SPS II are not deposit liabilities of Westpac and the Notes do not constitute deposits of Westpac NY. Westpac SPS II are not subject to the depositor protection provisions of the Australian banking legislation (including the temporary Australian Government guarantee of certain bank deposits) and are not insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency or compensation scheme in Australia, the United States or any other jurisdiction.

In the unlikely event of a winding-up of Westpac, an Assignment Event will occur, following which the Notes will become Unstapled from the Preference Shares and assigned to the Assignee. Thereafter, Holders will hold the Preference Shares, which will rank:

- ahead of Ordinary Shares;
- equally with all Equal Ranking Capital Securities (which currently includes TPS 2003, TPS 2004, Westpac TPS and Westpac SPS); and
- behind all depositors and other Senior Creditors – see Section 1.10.1.

If, in a winding-up of Westpac, Preference Shares have not been Converted or Redeemed, Holders will be entitled to be paid the Liquidation Sum for each Preference Share. This is an amount for each Preference Share up to its Issue Price plus any due but Unpaid Distributions at the commencement of the winding-up of Westpac (or if less actual cash is available to Westpac for distribution to Holders, a proportionate share of that cash).

The claim for the Liquidation Sum effectively ranks equally with the Equal Ranking Capital Securities, but is subordinated to depositors and other Senior Creditors. As the Preference Shares rank after Senior Creditors, there is a risk that, in the winding-up of Westpac, there will be insufficient funds to provide a return of the Liquidation Sum to Holders.

5.1.12 Credit ratings

One or more independent credit rating agencies assign credit ratings to Westpac andare expected to assign ratings to Westpac SPS II. The credit ratings may not reflect the potential impact of all risks related to the structure under which Westpac SPS II are issued, market and additional factors discussed in this Section 5, and other factors that may affect the value of Westpac SPS II or Westpac's financial performance or position.

There is a risk that the credit ratings of Westpac and Westpac SPS II may change as a result of changes to Westpac's financial performance or position the economic outlook for Australia and New Zealand and or changes to the relevant policy of one or more of the independent rating agencies. On 18 February 2009 Moody's Investors Service Pty. Ltd (Moody's) released a statement stating that it would consider the potential impact of Australia's economic outlook on Australian banks' asset quality and earnings and how this may affect Australian bank financial strength ratings. Moody's expects to provide a more detailed update by early March.

Any change in the credit ratings of Westpac or Westpac SPS II could affect the market price and liquidity of Westpac SPS II.

In December 2008, Moody's issued a statement indicating that it intends to review its hybrid rating methodology and will issue a report which will detail potential changes to its methodology that are likely to vary across countries, depending on the level of systemic support, if any. Moody's has not indicated when its assessment and findings will be finalised. Any changes could affect the market price and liquidity of Westpac SPS II.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities and are subject to revision or withdrawal at any time.

5.1.13 Regulatory classification

APRA has provided confirmation that Westpac SPS II qualify for Non-Innovative Residual Tier 1 Capital treatment. However, if APRA subsequently determines that Westpac SPS II do not or will not qualify for Non-Innovative Residual Tier 1 Capital treatment, Westpac may decide that a Regulatory Event has occurred and may elect Redemption or Conversion (subject to APRA's prior written approval if required) – see Section 1.8.6.

5.1.14 Taxation treatment

A general description of the Australian taxation consequences of investing in Westpac SPS II is set out in the Taxation letter from Allens Arthur Robinson in Section 6. This Taxation letter is provided in general terms and is not intended to provide specific advice in relation to the circumstances of any particular potential investor or Holder. Accordingly, you should seek independent advice in relation to your individual tax position before you choose to apply for or invest in Westpac SPS II.

On 14 January 2008, the Australian Taxation Office issued Taxpayer Alert TA 2008/1. In it, the Australian Taxation Office expressed the concern that where an Australian resident public company issues a stapled security consisting of a Note and a Preference Share to resident investors, investors may be claiming a 'section 70B' deduction on the transfer of the Note, either as a result of an on-market sale of the stapled security or as a result of an Assignment Event. A section 70B deduction is a deduction that arises as a result of, broadly, the sale

or redemption of a non-discounted debt security for less than its cost. In Draft Taxation Determination TD 2008/D6 issued on 26 March 2008, the Australian Taxation Office took the position that no deduction would be available under section 70B. Westpac expects that the Australian Taxation Office will issue a Class Ruling, which states that each Westpac SPS II is a single CGT asset, comprised of a Note stapled to a Preference Share, that is not a traditional security as defined for the purposes of section 70B. On this basis, dealings with the Preference Share or the Note, which are components of that single asset, would not have tax consequences analysed or characterised in isolation from the single asset of which they are treated as being components. The principal consequence of this approach is that a disposal of the Note would not give rise to separately calculated income or deduction (including a section 70B deduction), including where an investor sells Westpac SPS II on-market and where an investor disposes of Notes to Westpac (or another Assignee) after an Assignment Event. Instead, gain or loss on the disposal of Westpac SPS II would be calculated by comparing the total proceeds of disposal with the total cost of acquiring the Stapled Security and there would be no deduction resulting from the disposal of Notes to Westpac (or another Assignee) after an Assignment Event. If investors prepare their tax returns on this basis, then they would not claim a section 70B deduction on the transfer of the Notes, and the concerns expressed in Taxpayer Alert TA 2008/1 and in Draft Taxation Determination TD 2008/D6 would have no application to them.

If there has been a change in law, policy or practice that exposes the Westpac Group to a more than insubstantial increase in taxes or costs in relation to Westpac SPS II, the Preference Shares or the loans arising from the application of funds raised from Westpac SPS II, or any holder of Westpac SPS II or Preference Shares would be similarly exposed, and Westpac receives an opinion from reputable legal counsel or other tax adviser to that effect, a Tax Event will occur, and Westpac may elect to Convert or Redeem Westpac SPS II (subject to the conditions contained in the Preference Share Terms) – see Section 1.8.5.

It is the current intention that the proceeds of the Offer will be used in Westpac's London branch and Westpac's New Zealand operations to repay existing funding from Westpac's head office. The proceeds will then be used by Westpac's head office for general funding purposes.

Westpac currently expects that the interest arising from the use of the proceeds of Westpac SPS II will be tax deductible in various jurisdictions in which that interest is to be paid. A Tax Event will occur if there is a more than insubstantial increase in the amount of taxes or costs (from that currently expected) as a result of a change in tax laws, policy or practice, and Westpac receives advice from reputable legal counsel or other tax adviser to that effect.

5.1.15 Future issues of financial securities by Westpac

Westpac and members of the Westpac Group may in future issue securities that:

- rank for dividend or payment of capital (including in the winding-up of Westpac or another member of the Westpac Group) equally with, behind or ahead of Westpac SPS II; or
- have the same or different dividend, interest or distribution rates as Westpac SPS II; or
- have the same or different terms and conditions as Westpac SPS II.

An investment in Westpac SPS II carries no right to participate in any future issue of securities (whether equity, hybrid, debt or otherwise) by any member of the Westpac Group.

No prediction can be made as to the effect, if any, such future issues of securities by an entity in the Westpac Group may have on the market price or liquidity of Westpac SPS II.

5.1.16 Successor Holding Company

If a Successor Holding Company of the Westpac Group is put in place, and this does not result in a Conversion, Redemption or Transfer, the Preference Share Terms (with APRA's prior written approval) may be amended to the extent necessary and subject to complying with all relevant laws, to ensure that Preference Shareholders may, if appropriate, participate in any relevant arrangements in connection with that event.

There is a risk that establishment of the Successor Holding Company is treated as an Acquisition Event leading to the Conversion, Redemption or Transfer of Westpac SPS II. If the establishment of a Successor Holding Company is treated as an Acquisition Event and Conversion, Redemption or Transfer does not occur, a number of different risks may arise for Holders, including that Westpac may be assigned a different credit rating, its financial position may be

materially altered thereby adversely affecting its ability to make Distributions and the Successor Holding Company may be able to issue new securities which are not subject to the Dividend and Capital Stopper.

5.2 Investment risks attaching to Westpac

Set out in this Section 5.2 are specific risks associated with an investment in Westpac. These risks are relevant to an investment in Westpac SPS II and Ordinary Shares as the value of such an investment in Westpac SPS II will depend on Westpac's financial performance and position, regardless of when or if Westpac SPS II are Converted or Redeemed.

5.2.1 Dependence on the Australian and New Zealand economies

Westpac's revenues and earnings are dependent on economic activity and the level of financial services its customers require. In particular, lending is dependent on customer and investor confidence, the state of the economy, the home lending market and prevailing market interest rates in the countries in which Westpac operates.

Westpac currently conducts most of its business in Australia and New Zealand. Consequently, its performance is influenced by the level and cyclical nature of business and home lending activity in these countries. These factors are, in turn, impacted by both domestic and international economic and political events.

The ongoingdislocation incredit and capital markets has impacted global economic activity including the economies of Australia and New Zealand with domestic and global economies slowing or in a recession. This disruption has led to a decrease in credit growth and a reduction in consumer and business confidence. A further downturn in the Australian and New Zealand economies could adversely impact Westpac's results of operations, liquidity, capital resources and financial condition. The economic conditions of other regions in which Westpac conducts operations can also affect its future performance and have shown signs of significant deterioration.

5.2.2 Dislocation in global capital markets – liquidity and funding risk

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity for more than 12 months, reaching unprecedented levels of disruption in September and October 2008. Global financial markets are expected to remain volatile and uncertain in the short to medium term. Westpac relies on credit and capital markets to fund its business. As of 30 September 2008, Westpac obtained approximately 48% of its funding from wholesale domestic and international markets. Westpac continues to experience higher funding costs and accessing wholesale markets, particularly in relation to longer-term securities, remains difficult as a result of the current adverse global capital market conditions. Continued instability in these market conditions may limit Westpac's ability to replace, in a timely manner, maturing liabilities and access the capital necessary to fund and grow its business.

In the event that Westpac's current sources of funding prove to be insufficient, it may be forced to seek alternative financing. The availability of such alternative financing will depend on a variety of factors, including prevailing market conditions, the availability of credit, Westpac's credit ratings and credit capacity. These alternatives may be more expensive or on unfavourable terms, which could adversely affect Westpac's results of operations, liquidity, capital resources and financial condition.

If Westpac is unable to source appropriate funding, it may be forced to reduce its lending or begin to sell liquid securities. There is no assurance that Westpac can obtain favourable prices on some or all of the securities it offers for sale. The credit and capital market conditions could limit its ability to refinance maturing liabilities. Such actions could adversely impact Westpac's business, results of operations, liquidity, capital resources and financial condition.

5.2.3 Declining asset values

A continuation of the recent declines in global asset markets, including equity, property and other asset markets, could impact Westpac's operations and profitability.

Declining asset prices impact Westpac's wealth management business and other asset holdings. In relation to its wealth management business, Westpac's earnings are in part dependent on asset values, such as the value of securities held, and a decline in asset prices could negatively impact the business viability of the division. Declining asset prices could also impact customers and the security Westpac holds against loans, which may impact its returns if customers were to default.

5.2.4 Competition

Westpac competes, both domestically and internationally, with asset managers, retail and commercial banks, investment banking firms, brokerage firms, and other investment service firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. In recent years, competition has also increased as large insurance and banking industry participants have sought to establish themselves in markets that are perceived to offer higher growth potential and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships. If Westpac is unable to compete effectively in its various businesses and markets, its business, results of operations and financial condition may be adversely affected.

5.2.5 Credit

Credit risk is a significant risk and arises primarily from Westpac's lending activities. The risk arises from the likelihood that some customers will be unable to honour their obligations to Westpac, including the repayment of loans and interest. Credit exposures also include Westpac's dealings with, and holdings of, debt securities issued by other banks and financial institutions whose conditions may be impacted to varying degrees by continuing turmoil in the global financial markets.

Westpac holds collective and individually assessed provisions for impairment charges. The current market and economic conditions have led to increased impairment charges and if the current global financial markets turmoil and the economic downturn deteriorate further, some customers could experience higher levels of financial stress and Westpac may incur increased defaults and write-offs, and be required to increase its level of provisioning. Such actions could diminish available capital and could aversely affect Westpac's results of operations, liquidity, capital resources and financial condition.

5.2.6 Government action to stabilise financial markets may not achieve desired effect

In response to the recent financial crises affecting the banking system and financial markets generally and deteriorating global financial conditions, on 12 October 2008, the Australian Government announced that it would guarantee deposits and certain wholesale term funding of eligible Australian financial institutions and, on 20 November 2008, executed a deed of guarantee that took effect from 28 November 2008, in connection with the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding. Similar stabilising actions have been announced by governments and regulatory bodies in New Zealand, the United States, the United Kingdom, Europe and other jurisdictions.

The ongoing impact of the stabilisation packages announced by governments and regulators in Australia, New Zealand, the United States, the United Kingdom, Europe and other jurisdictions are in many cases equally uncertain. There can be no assurance as to what impact such regulatory actions will have on financial markets, consumer and investor confidence, or the extreme levels of volatility currently being experienced. Further declines in consumer and investor confidence and continued uncertainty and volatility could materially adversely affect Westpac's business, financial condition and results of operations.

5.2.7 Market movements

Westpac is exposed to market risk as a consequence of its trading activities in financial markets and through the asset and liability management of its overall financial position. In the financial markets trading businesses, Westpac is exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, and commodity and equity prices. The recent levels of market volatility increased Westpac's estimated earnings at risk, as measured by value at risk (VAR)[34].

If Westpac were to suffer substantial losses due to any such market volatility, including the volatility brought about by the current global credit crisis, it would adversely affect Westpac's results of operations, liquidity, capital resources and financial condition.

5.2.8 Equity underwriting

As a financial intermediary, Westpac underwrites listed and unlisted equity securities. Equity underwriting activities include the development of solutions for corporate and institutional customers who have a demand for equity capital and investor

Note:

34. VAR is the potential loss in earnings from adverse market movements, calculated by Westpac using a 99% confidence level with a minimum of one year of historical rate data and a one-day time horizon

customers who have an appetite for equity-based investment products. Westpac may guarantee the pricing and placement of these facilities and could suffer losses if it fails to syndicate or sell down its risk to other market participants.

5.2.9 Operational risks

As a financial services organisation, Westpac is exposed to a variety of risks, including those resulting from process error, fraud, information technology instability and failure, system failure, security and physical protection, customer services, staff skills and performance, and product development and maintenance. Operational risk can directly impact Westpac's reputation and result in financial losses which could adversely affect its financial performance or financial condition.

5.2.10 Compliance and regulatory environment

Compliance risk arises from the regulatory standards that apply to Westpac as an institution. All of Westpac's businesses are highly regulated in the jurisdictions in which it does business. Westpac is responsible for ensuring that it complies with all applicable legal and regulatory requirements (including changes to accounting standards) and industry codes of practice, as well as meeting its ethical standards. The nature and impact of future changes in such requirements are not predictable, and are beyond Westpac's control. It is likely that the recent global financial crisis will lead to changes in regulation in most markets in which it operates, particularly for financial companies. Changes in regulations or regulatory policy could adversely affect one or more of Westpac's businesses, and could require the incurring of substantial costs to comply. The failure to comply with applicable regulations could result in fines and penalties or limitations on Westpac's ability to do business. These costs, expenses and limitations could have a material adverse effect on Westpac's business, financial performance or financial condition.

5.2.11 Reputational risk

Various issues may give rise to reputational risk and cause harm to Westpac's business and prospects. These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering laws, trade sanctions legislation, privacy laws, information security policies, sales and trading practices and conduct by companies in which Westpac holds strategic investments. Failure to address these issues appropriately could give rise to additional legal risk, subject Westpac to regulatory enforcement actions, fines and penalties, or harm its reputation among its customers and investors in the marketplace.

5.2.12 Taxation

Westpac is subject to taxation legislation in the jurisdictions in which it has operations or conducts business. Any significant change in taxation law or its interpretation and application by an administrative body could have an adverse effect on the results of its operations. Westpac manages taxation risk, in relation to specific transactions, by obtaining opinions from taxation specialists and/or rulings from revenue authorities. Westpac also takes a pro-active approach to managing potential disputes with revenue authorities. It also engages in consultations with revenue authorities in relation to potential changes in the law, either in its own right or in conjunction with professional and industry bodies.

Where appropriate, Westpac participates in professional and industry bodies which consider and propose changes to taxation law.

5.2.13 Legal proceedings and contingent liabilities

Contingent liabilities exist in respect of actual and potential claims and proceedings against Westpac that have not been determined. An assessment of Westpac's likely loss has been made on a case-by-case basis and specific provisions have been made where appropriate within the credit litigation provision. If these provisions prove inadequate then this could have a material adverse effect on Westpac's financial performance and position. For further details of Westpac's legal proceedings and existing contingent liabilities – see Section 8.6.

5.2.14 Credit ratings

The credit ratings assigned to Westpac by rating agencies are based on an evaluation of a number of factors, including its financial strength. In light of the difficulties in the banking sector and financial markets, the rating agencies have indicated they are watching global developments closely and that if conditions continue to deteriorate, they may adjust the rating outlook of some Australian banks. In addition, a credit rating downgrade could be driven by the occurrence of one or more of the other risks discussed in this Prospectus or by other events. If Westpac fails to maintain its current corporate credit

ratings, this could adversely affect its cost of funds and related margins, liquidity, competitive position and access to capital markets.

5.2.15 Other risks

Other risks that can impact Westpac's performance include insurance risk, model risk, business risk and contagion risk.

5.3 Risks arising from the merger with St.George Bank

5.3.1 Failure to realise anticipated merger benefits

As a result of the merger with St.George, Westpac expects to increase its revenue and reduce operating expense growth of the combined business. In order to achieve these synergies, Westpac estimates it will incur approximately $700 million in integration costs.

There is no assurance that Westpac will be able to achieve the business growth opportunities, cost savings and other benefits it anticipates from the merger with St.George. This may be because the assumptions upon which Westpac assessed the merger, including the anticipated benefits and the factors it used to determine the merger consideration, may prove to be incorrect.

Unanticipated delays in the integration of operations may impact Westpac's assumptions regarding the benefits it expects to derive from the merger and may delay such benefits. In addition, Westpac may incur greater costs than it has estimated in connection with the integration.

If Westpac fails to achieve the business growth, cost savings and other benefits it anticipates from the merger, or it incurs greater integration costs than it has estimated, its results of operations, financial condition and the price of its securities may be adversely affected.

5.3.2 Integration risks

There are risks associated with the integration of two organisations of the size of Westpac and St.George. Particular areas of risk include: difficulties or unexpected costs relating to the integration of technology platforms, financial and accounting systems, and risk and other management systems of two organisations; difficulties or unexpected costs in realising synergies from the consolidation of head office and back office functions; higher than expected levels of customer attrition or market share loss arising as a result of the merger; unexpected losses of key personnel during or following the integration of the two businesses; possible conflict in the culture of the two organisations and a decrease in employee morale; and potential damage to the reputation of brands due to actions from competitors, media and lobby groups in relation to the merger.

In addition, senior management of Westpac may be required to devote significant time to the process of integrating Westpac and St.George, which may decrease the time they have to manage the combined business. If any of these risks should occur, or if there are unexpected delays in the integration process, the anticipated benefits of the merger may be delayed, achieved only in part, or not at all or at greater cost, which could have an adverse effect on Westpac's results of operations or financial condition.

5.3.3 Changes to the Westpac organisational structure

In July 2008, Westpac announced changes to its organisational structure. These changes align Westpac's structure with the new operating model for the combined business and their continued implementation will be appropriately sequenced with the merger as part of an overall transformation plan. These changes are significant, both in scale and investment requirements, and are likely to continue to be implemented at the same time as integrating St.George's businesses. The continuing implementation of these changes will require the attention of senior management. As a result, there may be some diversion of senior management and this may lead to lower sales productivity and additional customer attrition, potentially impacting the financial performance of the combined business.

5.3.4 Concentration risk

The lending books of each of St.George and Westpac have exposures to a range of clients, assets, industries and geographies which when combined could result in additional concentration risk.

5.3.5 Risk associated with length of time before merger is cash earnings accretive

There is a risk that the Ordinary Share price may be negatively impacted because of the expected length of time before the merger will be cash earnings per share accretive for Westpac shareholders and the integration risks specified in Section 5.3.2.

5.3.6 Risks associated with purchase price allocation adjustments

The pro forma adjustments in the balance sheet contained in Section 4.5 reflect Westpac's preliminary estimates of fair value based on the requirements under the US securities law and on information available at this time, and actual adjustments may differ from the pro forma adjustments. The purchase price allocation adjustments and related impacts on the unaudited pro forma Merged Group balance sheet are preliminary and subject to revision, which may be material, after completion of the allocation of Westpac SPS II.

The summary of risks in this Section 5 is not exhaustive and you should read this Prospectus in its entirety and consult your financial adviser or other professional adviser before deciding whether to invest in Westpac SPS II.

6

Taxation letter

IF YOU ARE CONSIDERING APPLYING FOR WESTPAC SPS II, IT IS IMPORTANT THAT YOU UNDERSTAND THE TAXATION CONSEQUENCES OF INVESTING IN WESTPAC SPS II

You should read the Taxation letter from Allens Arthur Robinson in this Section 6, and discuss the taxation consequences with your tax adviser, financial adviser or other professional adviser, before deciding whether to invest

Allens Arthur Robinson

19 February 2009

The Directors
Westpac Banking Corporation
Westpac Place
275 Kent Street
Sydney NSW 2000

ABN 47 702 595 758
Level 28
Deutsche Bank Place
Corner Hunter and Phillip Streets
Sydney NSW 2000
Australia
T +61 2 9230 4000
F +61 2 9230 5333
Correspondence
GPO Box 50
Sydney NSW 2001
Australia
DX 105 Sydney
www.aar.com.au

Ladies and Gentlemen

Westpac Stapled Preferred Securities II

We have been requested to provide a taxation summary regarding the principal Australian taxation implications for holders of Westpac Stapled Preferred Securities II (***Westpac SPS II***) to be issued by Westpac Banking Corporation (***Westpac***) for inclusion in the Prospectus.

The summary below is a general outline of the likely tax consequences for individuals, companies and complying superannuation entities (***Investors***) who apply to acquire Westpac SPS II under the Prospectus, are residents of Australia for the purpose of Australian income tax laws and who hold Westpac SPS II on capital account.

The summary does not address all taxation consequences of ownership of Westpac SPS II, comprising the Notes and the Preference Shares, nor the positions of the Initial Purchaser or other investors who acquire Westpac SPS II in the course of a business of trading or investing in securities, such as share traders, investment companies, banks or insurance companies, or who otherwise hold Westpac SPS II on revenue account or as trading stock.

Potential investors should be aware that the actual tax consequences of ownership of Westpac SPS II, comprising the Notes and the Preference Shares may differ depending on their individual circumstances. ***Information contained in this summary is necessarily general in nature and Investors in Westpac SPS II will need to consult their own professional tax advisers regarding the consequences of acquiring, holding or disposing of Westpac SPS II in light of their particular circumstances.***

This summary assumes that all of the transactions described in the Prospectus will be carried out in the manner described in the Prospectus.

This summary is provided solely for the benefit of Westpac. It is not to be relied upon by any other person. Allens Arthur Robinson (***AAR***) has consented to the inclusion of this letter in the Prospectus, but this letter should not be taken as a statement about any other matter in the Prospectus or in relation to Westpac or the performance of any investment in Westpac, and is subject to the terms of AAR's consent to be named as set out in Section 8.3 of the Prospectus.

This summary reflects the current provisions of the *Income Tax Assessment Act 1936 (Cth)* (***1936 Act***) and the *Income Tax Assessment Act 1997 (Cth)* (***1997 Act***), the regulations made under those Acts and the current administrative practice of the Australian Taxation Office (***ATO***). Except where expressly stated, it does not otherwise take into account or anticipate changes in taxation laws, whether by way of future judicial decision or legislative actions.

Bangkok
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Capitalised terms used in this letter have the same meaning as in the Prospectus, unless otherwise indicated.

For the purpose of preparing this summary we have been instructed by Westpac that:

- the Notes will be issued by Westpac's New York Branch;
- the Preference Shares will be issued by Westpac in Australia;
- Westpac currently intends to apply the proceeds from the issue of Notes for use in Westpac's London Branch and Westpac's New Zealand operations to repay existing funding from Westpac head office. Westpac head office will use those proceeds for general funding purposes; and
- Distributions paid on Westpac SPS II, consisting of Interest on the Notes and of Dividends on the Preference Shares, are expected to be fully franked.

Westpac has applied for a Class Ruling requesting confirmation of the ATO's views of the principal tax issues considered below.

1. Distributions on Westpac SPS II

(a) Interest payable on Notes

(i) Franked distributions

The Notes should be regarded as 'non-share equity interests' such that payments of Interest and any Gross-Up Amounts payable on the Notes will be frankable distributions.

Investors will be required to include in their assessable income the amount of any Interest and any Gross-Up Amounts paid to them.

Subject to certain holding period and 'at risk' requirements (see below for further information regarding the 'holding period rule'), Investors will also be required to include in their assessable income an additional amount equal to any franking credits attached to those Distributions and may qualify for tax offsets, equal to the amount of those franking credits, which may be applied against their respective income tax liabilities for the relevant income year.

In relation to Investors that are individuals or complying superannuation entities, tax offsets will either reduce any tax payable by an Investor, or give rise to a tax refund to the extent that the tax offsets exceed the tax that is otherwise payable by the Investor. Investors that are companies entitled to tax offsets are not entitled to refunds of excess tax offsets, but will be entitled to a credit in their franking account equal to the amount of the franking credits attached to a Distribution.

(ii) Foreign source income

Interest and any Gross-Up Amounts payable by Westpac's New York Branch on the Notes will be 'foreign income' when derived by Investors as they will be amounts of income derived from a source in a foreign country. This should not give rise to any practical consequences for Investors

however, as the foreign loss quarantining rules were withdrawn with effect from the first income year starting on or after 1 July 2008.

(iii) Holding period rule

An investor will not be entitled to tax offsets in respect of franking credits on a frankable Distribution unless the Investor is a 'qualified person' in relation to the Distribution.

To be a 'qualified person' in relation to a payment of Interest on the Notes, Investors must have held the Notes 'at risk' for a continuous period of at least 90 days (excluding the days of acquisition and disposal) during:

- the 'primary qualification period', which is the period beginning on the day after the day on which the Notes are acquired by an Investor and ending on the 90th day after the day that the Notes became ex-distribution; or
- if an Investor, or an associate, is under an obligation to make 'related payments' (which have the effect of passing on the benefit of Interest payments to other entities) in respect of Interest payments, the 'secondary qualification period', which is the period beginning on the 90th day before, and ending on the 90th day after, the day that the Notes became ex-distribution.

To be held 'at risk', Investors must effectively retain 30% or more of the risks and benefits associated with holding the Notes. Whether or not the Notes are held 'at risk' by an Investor during the relevant periods will depend upon whether the Investor has financial positions or undertakes risk management strategies (e.g. using limited recourse loans, options or forward sale contracts) in relation to Notes. On the basis that Investors will continue to hold the Notes for at least the 'primary qualification period', will not have any financial positions or enter into any relevant risk management strategies in relation to the Notes, and will not be under an obligation to make 'related payments' to other entities, Investors should be 'qualified persons' in relation to payments of Interest on the Notes.

Investors who are individuals and who will not claim tax offsets in any one year in excess of $5,000 will automatically be taken to be 'qualified persons' in relation to all dividends and non-share dividends that they receive (provided that they are not under an obligation to make a 'related payment' as described above).

The application of the franking rules to Investors will depend upon the particular circumstances of each Investor. Accordingly, each Investor should seek independent advice as to whether they will be treated as a 'qualified person' in relation to payments of Interest on the Notes.

(b) Dividends on Preference Shares

While the Preference Shares are stapled to the Notes, Preference Shareholders will not receive dividends from Westpac in respect of the Preference Shares. Following

the occurrence of an Assignment Event, the Notes and the Preference Shares will be Unstapled and Dividends will be paid (subject to satisfaction of the Distribution Payment Test) quarterly in respect of the Preference Shares. Subject to the Conversion Conditions being satisfied, the Preference Shares may be converted into Ordinary Shares on the Mandatory Conversion Date. If Conversion does not occur and Westpac has not elected to Redeem the Preference Shares, the Preference Shares will remain on issue and Dividends will continue to be paid on the Preference Shares (subject to the satisfaction of the Distribution Payment Test).

Dividends, and any Gross-Up Amounts, paid on the Preference Shares should be frankable distributions and Investors will be required to include those amounts in their assessable income. Any franking credits attached to those Distributions should be included in the assessable income of the Preference Shareholder and tax offsets should generally be available, equal to the amount of the franking credits, subject to the requirements that the Preference Shares be held 'at risk' for the requisite periods (see above regarding the 'holding period rule' which will apply in the same way to distributions in respect of the Preference Shares as it will to interest paid on the Notes). To the extent that any Dividends and Gross-Up Amounts are unfranked, those amounts would also be included in an Investor's assessable income, without any tax offsets.

2. Disposals of Westpac SPS II

As noted above, Westpac has applied for a Class Ruling requesting confirmation of the ATO's views of the principal tax issues. Consistent with the concerns addressed in Taxpayer Alert TA 2008/1 (14 January 2008), and the view expressed by the Commissioner in Draft Taxation Determination TD 2008/D6 (26 March 2008) and Class Ruling CR 2008/56, we expect that the Class Ruling will state that each Westpac SPS II is a single CGT asset comprised of a Note stapled to a Preference Share that is not a traditional security or other form of security.

On this basis, dealings with the Note or the Preference Share which, in the view expressed by the Commissioner, are components of a single asset, would not have tax consequences analysed or characterised in isolation from the single asset of which they are treated as being components. The principal consequence of this approach is that a disposal of the Note would not give rise to separately calculated income or deduction, including where an Investor sells Westpac SPS II on-market and where an Investor disposes of Notes to Westpac (or another Assignee) after an Assignment Event. The summary below reflects the position we expect the ATO to adopt in this regard.

(a) On-market disposals of Westpac SPS II

A disposal of a Westpac SPS II on-market will constitute a CGT event for the Investor.

Investors may make a capital gain or a capital loss depending on whether their capital proceeds from the disposal are more than the cost base of the Westpac SPS II, or whether the capital proceeds are less than the reduced cost base of the Westpac SPS II, respectively.

For Investors who acquire Westpac SPS II pursuant to the Prospectus, the first element of the cost base of a Westpac SPS II to an Investor will be the amount paid for the relevant Westpac SPS II. Other amounts associated with holding the Westpac SPS II, such as incidental costs of acquisition and disposal, may be added to the cost base. The capital proceeds that will be received by an Investor on the disposal of a Westpac SPS II on-market will be the sale price of the Westpac SPS II.

Any capital gain (or capital loss) derived (or incurred) by an Investor will be aggregated with other capital gains and capital losses of the Investor in the relevant year of income to determine whether the Investor has a net capital gain or net capital loss. A net capital gain, if any, will be included in the Investor's assessable income and is subject to income tax, however the 'CGT Discount' may be available to reduce the taxable gain for the Investor, as described below. A net capital loss may not be deducted against other income for income tax purposes, but may be carried forward to be offset against net capital gains realised in later income years.

If an Investor is an individual, complying superannuation entity or a trust, and they held their Westpac SPS II for 12 months or more before their disposal, they will be entitled to a 'CGT Discount' for any capital gain made on the disposal of the Westpac SPS II. The CGT Discount entitles Investors to reduce their capital gain on the disposal of a Westpac SPS II (after deducting available capital losses) by half, in the case of individuals and trusts, or by one-third in the case of complying superannuation entities. However, trustees should seek specific advice regarding the tax consequences of making distributions attributable to discounted capital gains.

The 'CGT Discount' is not available to companies, nor can it apply to Westpac SPS II disposed of by Investors under an agreement entered into within 12 months of the acquisition of the Westpac SPS II by those Investors. Investors should seek independent advice to determine if their Westpac SPS II have been held for the requisite period.

(b) Disposals of Westpac SPS II pursuant to a Transfer Notice

The tax treatment for an Investor who may dispose of a Westpac SPS II pursuant to a Transfer to a third party nominated by Westpac under a Transfer Notice will be similar as for on-market disposals of a Westpac SPS II. That is, Investors may make a capital gain or a capital loss depending on whether their capital proceeds from the disposal are more than the cost base of the Westpac SPS II, or whether the capital proceeds are less than the reduced cost base of the Westpac SPS II, respectively.

The capital proceeds that will be received by an Investor on the disposal of a Westpac SPS II pursuant to a Transfer Notice will be the sale price of the relevant Westpac SPS II.

(c) Disposals of Notes upon an Assignment Event

The disposal of Notes upon the occurrence of an Assignment Event would, under the single asset approach described above, be treated as a change in the

composition of that single asset and would not give rise to any income, deduction, capital gain or capital loss.

3. Conversion of Preference Shares

For each Preference Share that is Converted, the terms of the Preference Share will be changed such that they are the same as the terms of an Ordinary Share and additional Ordinary Shares may be allotted by Westpac to the (former) Preference Shareholder. The Conversion of a Preference Share into Ordinary Shares in this way should not give rise to a capital gain or a capital loss for an Investor, nor should any amount be included in an Investor's assessable income as a consequence of Conversion.

The first element of the cost base or reduced cost base of each Ordinary Share resulting from Conversion of a Preference Share should be a pro rata portion of the cost base of the Preference Share at the time of the Conversion.

The Ordinary Shares that will result from changes to the terms of the Preference Shares should be taken to have been acquired by Investors, for CGT purposes, at the time that the Westpac SPS II, comprising of the Notes and the Preference Shares were acquired by the Investors.

Any additional Ordinary Shares that may be allotted to Investors upon Conversion of their Preference Shares will also be taken to have been acquired by Investors, for CGT purposes, at the time that the Westpac SPS II, comprising of the Notes and the Preference Shares were acquired by the Investors.

4. Redemption of Preference Shares

The tax consequences of any Redemption of the Preference Shares by Westpac may depend upon the method of Redemption. It is expected that further information would be provided to Preference Shareholders, by Westpac, prior to any Redemption of the Preference Shares.

5. Eligible SAINTS Holders and Eligible St.George Hybrid Holders

The acquisition by Investors of Westpac SPS II is a separate transaction which is independent from any disposal by those Investors of SAINTS (under the SAINTS scheme) or of St.George Hybrids (pursuant to the proposed redemption of those securities) and no roll-over relief from the tax consequences of those disposals of SAINTS or St.George Hybrids is available in respect of any reinvestment of the proceeds of those disposals in the acquisition of Westpac SPS II. The tax consequences of the disposal of SAINTS (pursuant to the SAINTS scheme) or of St.George Hybrids (pursuant to the proposed redemption of those securities) will depend in part upon the individual circumstances of the holders of those securities. Those holders should seek independent advice in relation to their individual circumstances.

6. Successor Holding Company

If Westpac is replaced as the ultimate holding company of the Westpac Group by a Successor Holding Company, the Preference Share Terms may be amended to the extent necessary, and subject to complying with all relevant laws, to ensure that Preference Shareholders may, if appropriate, participate in any relevant arrangement in connection with that event. The tax consequences for Investors in these circumstances may depend upon the method by which the Preference Shares are to be Redeemed or converted, or otherwise affected, and how the Notes may be dealt with, pursuant to any such amendments. It is expected that further information would be provided, by Westpac, to Preference Shareholders if Westpac is to be replaced as the ultimate holding company of the Westpac Group.

7. Withholding Requirements

The Issuer is required to deduct withholding tax from payments of interest on the Notes, and any Dividends that may be paid on the Preference Shares, that are not 100% franked at the rate specified in the *Taxation Administration Regulations 1976* (currently 46.5%), and remit such amount to the Australian Taxation Office, unless a Tax File Number or an Australian Business Number has been quoted by an Investor, or a relevant exemption applies (and has been notified to Westpac).

8. GST

No GST should be payable by an Investor in respect of acquiring Westpac SPS II or on a sale, Conversion or Redemption of Westpac SPS II.

9. Stamp Duty

No stamp duty will be payable by an Investor on the acquisition, sale, Conversion or Redemption of Westpac SPS II.

10. Taxation of Financial Arrangements

The *Tax Laws Amendment (Taxation of Financial Arrangements) Bill* 2007 was introduced into the House of Representatives on 20 September 2007, but lapsed as result of the calling of the Federal election. As part of the 2008-09 Federal Budget, the Federal Government announced plans to proceed with the final stages of the Taxation of Financial Arrangements (***TOFA***) reforms and on 11 February 2009, *Tax Laws Amendment (Taxation of Financial Arrangements) Bill 2008* was passed by the House of Representatives.

Based on the current draft of the TOFA Bill, it is intended that the TOFA reforms will apply to all financial arrangements acquired by taxpayers on or after 1 July 2010, but may apply to some taxpayers from 1 July 2009 if they make certain elections. This would significantly reform the taxation of financial arrangements.

It therefore appears that the proposed new TOFA rules would not apply to Investors in respect of their Westpac SPS II acquired under the Prospectus, unless certain elections in

the draft TOFA Bill are made by investors. Even then, the proposed new TOFA rules would only apply in respect of the Westpac SPS II held by investors with effect from the first day of the first income year commencing on or after 1 July 2009 at the earliest.

Investors should monitor developments in relation to this proposed legislation and should seek their own advice on the potential impact of the new Taxation of Financial Arrangements rules, if any, on their investment in Westpac SPS II.

11. Not financial product advice

The information contained in this report does not constitute *financial product advice* for the purposes of the *Corporations Act*. The AAR partnership providing this report is not licensed, under the Corporations Act, to provide financial product advice. To the extent that this letter contains any information about a *financial product* within the meaning of the Corporations Act, taxation is only one of the matters that must be considered when making a decision about the relevant financial product. An investor or prospective investor should, before making any decision to invest in Westpac SPS II described above, consider taking financial advice from a person who holds an Australian Financial Services Licence under the Corporations Act.

Yours faithfully

ALLENS ARTHUR ROBINSON

7 Summary of important documents

RIGHTS ATTACHING TO WESTPAC SPS II ARISE UNDER THE NOTE TERMS AND PREFERENCE SHARE TERMS

SOME OF THE RIGHTS ATTACHING TO WESTPAC SPS II ARE LINKED WITH RIGHTS ARISING UNDER OTHER DOCUMENTS

This Section 7 summarises the Note Deed Poll and other important documents. It does not summarise the Preference Share Terms or the Note Terms which are set out in full in Appendix B and Appendix C respectively

Summary of important documents

This section sets out a summary only of important documents relating to the Offer. Westpac will provide a copy of certain important documents free of charge to any person who requests a copy during the Offer Period. For a list of those documents and how to obtain a copy – see Section 8.2.2.

7.1 Overview of rights and liabilities of Westpac SPS II

Rights attaching to Westpac SPS II are contained in the:

- Preference Share Terms (set out in full in Appendix B); and
- Note Terms (included as schedule 1 to the Note Deed Poll and set out in full in Appendix C).

Some of the rights attaching to Westpac SPS II are linked with rights arising under other documents, for example: Westpac SPS II may be Converted into Ordinary Shares in certain circumstances. The rights attaching to Ordinary Shares are set out in Westpac's Constitution and the Corporations Act. For a summary of important rights attaching to the Ordinary Shares – see Section 7.2.

7.2 Rights attaching to Ordinary Shares

Ordinary Shares may be issued to Holders by Westpac on Conversion. These Ordinary Shares will be issued as fully paid and will rank equally with all Ordinary Shares already on issue in all respects.

7.2.1 Transfers

Transfers of Ordinary Shares are not effective until registered. Subject to the ASX Listing Rules, the Westpac Directors may refuse to register a transfer of Ordinary Shares without giving any reasons. However, the ASX Listing Rules substantially restrict when the Westpac Directors may refuse to register a transfer.

Unless otherwise required by law, Westpac is not required to recognise any interest in Ordinary Shares apart from that of registered Ordinary Shareholders.

Where two or more persons are registered as joint Ordinary Shareholders, they are taken to hold the Ordinary Shares as joint tenants with rights of survivorship.

Westpac is not required to register more than three persons as joint Ordinary Shareholders of an Ordinary Share or issue more than one share certificate or holding statement for Ordinary Shares jointly held.

Restrictions apply in respect of persons who become entitled to Ordinary Shares by reason of an Ordinary Shareholder's death, bankruptcy or mental incapacity.

7.2.2 Profits and dividends

Ordinary Shareholders are entitled to receive such dividends on Ordinary Shares as may be declared by the Westpac Directors. Dividends determined by the Westpac Directors are payable to Ordinary Shareholders in proportion to the amounts paid on the Ordinary Shares that they hold.

Dividends are only payable out of Westpac's net profit. Westpac is restricted from declaring and/or paying dividends if:

- the payment of the dividend would breach or cause a breach by Westpac of applicable capital adequacy or other supervisory requirements of APRA. Currently, one such requirement is that the aggregate amount of dividend payments on Ordinary Shares must not exceed after-tax earnings after taking into account any payments on more senior capital instruments in the financial year to which they relate;
- Westpac is directed by APRA not to pay a dividend under the Banking Act 1959 (Cth); or
- the declaration or payment of the dividend would result in Westpac becoming insolvent.

Dividends that are paid, but not claimed, may be invested by Westpac for the benefit of Westpac until required to be dealt with under any law relating to unclaimed monies.

7.2.3 Winding-up of Westpac

Subject to the preferential entitlement (if any) of preference shareholders (including Preference Shareholders), Ordinary Shareholders are entitled to share equally in any surplus assets if Westpac is wound up.

7.2.4 Meetings and voting rights

Ordinary Shareholders are entitled to receive notice of, attend and vote at general meetings of Westpac. Each Ordinary Shareholder present at a general meeting (whether in person or by proxy or representative) is entitled to one vote on a show of hands or, on a poll, one vote for each Ordinary Share held.

7.2.5 Issue of further Ordinary Shares

The Westpac Directors control the issue of Ordinary Shares. Subject to the Corporations Act, the Westpac Directors may issue further Ordinary Shares, and grant options and pre-emptive rights over Ordinary Shares, on terms as they think fit.

7.3 Summary of the Note Deed Poll

7.3.1 General

Westpac NY executed a deed poll ("Note Deed Poll") on 20 February 2009]for the benefit of Noteholders from time to time. The Note Deed Poll is the instrument under which the Notes are constituted, and contains the terms of issue of the Notes ("Note Terms"). Westpac NY agrees to be bound by its obligations under the Note Terms. Each Noteholder may enforce its rights under the Note Deed Poll, unless Westpac NY appoints a trustee – see Section 7.3.3. Each Noteholder is also bound by the terms of the Note Deed Poll (including the Note Terms).

7.3.2 Registry

Under the Note Deed Poll, Westpac NY will ensure that the Registry will maintain the Register of Noteholders and will enter Noteholders in that register from time to time.

7.3.3 Establishment of trust

Westpac NY may establish a trust and appoint a trustee to act as trustee for the benefit of Noteholders if Westpac NY is required to do so by law, or if Westpac so determines in its absolute discretion. If Westpac NY appoints a trustee, it will hold the benefit of any deed under which it is appointed and the right to enforce Westpac NY's obligations under the Note Terms and the trust deed in trust for the Noteholders.

7.3.4 Meetings of Noteholders

Westpac may at any time convene a meeting of Noteholders. Additionally, one or more Noteholders who hold not less than 25% of the aggregate Issue Price of all Notes on issue can direct Westpac to, and Westpac must, convene a meeting of Noteholders where the purpose of the meeting is to consider Westpac's failure to remedy any breach of the Note Terms.

Noteholders must be given at least 21 days prior notice of a meeting of Noteholders, unless otherwise agreed in writing by a majority of Noteholders. Where Westpac is directed to convene a meeting of Noteholders by one or more Noteholders who hold not less than 25% of the aggregate Issue Price of all Notes on issue, Westpac must give the notice within 30 days of receipt of the requisition.

The chairperson of a meeting of Noteholders shall be a person nominated by Westpac. A quorum shall be present at a meeting of Noteholders if two or more Noteholders entitled to vote and holding more than 25% of the aggregate Issue Price of all Notes on issue are present in person or by proxy, attorney or corporate representative. If a quorum is not present, the meeting will be adjourned. At any adjourned meeting, a quorum will be achieved if two or more Noteholders entitled to vote and holding more than 5% of the aggregate Issue Price of all Notes on issue at the time are present in person or by proxy, attorney or corporate representative.

Any resolution other than a Special Resolution of Noteholders will be passed in writing if signed by Noteholders who hold more than 50% of the aggregate Issue Price of the Notes on issue or at a meeting of Noteholders if voted for by more than 50% of the votes cast. A Special Resolution of Noteholders will be passed in writing if signed by Noteholders who hold at least 75% of the aggregate Issue Price of the Notes on issue, or at a meeting of Noteholders if voted for by at least 75% of the votes cast.

Noteholders may, by Special Resolution:

- authorise Westpac to take or refrain from taking any action that may be taken by Westpac under any express or implied power or authority howsoever confirmed;
- sanction the release of Westpac from any obligation under the Note Terms either unconditionally or subject to any conditions specified in the Special Resolution;
- sanction any modification or compromise or arrangement in respect of the rights of Noteholders against Westpac;
- authorise Westpac to sanction on behalf of all the Noteholders any scheme of arrangement in respect of Westpac;
- authorise Westpac to accept on behalf of Noteholders any other property or securities instead of any part of the Noteholders' rights and in particular any debt securities of Westpac;
- give a release or waiver in respect of any breach or default by Westpac; and

- give any sanction, direction or consent which is required by Special Resolution under the Note Deed Poll.

A resolution passed by Noteholders in accordance with the terms of the Note Deed Poll shall be binding on all Noteholders, whether or not present at a meeting of Noteholders and whether or not they voted for or against the resolution.

Westpac is not bound by any resolution of Noteholders unless it agrees to be bound.

7.4 Summary of the Offer Management Agreement

Westpac, the Initial Purchaser and the Joint Lead Managers entered into the Offer Management Agreement ("OMA") on 20 February 2009. Under the OMA Westpac has appointed Westpac, Citi, Deutsche Bank, Goldman Sachs JBWere, Macquarie, nabCapital and UBS as the joint lead managers and bookrunners for the Offer.

Under the OMA, the Joint Lead Managers agree to conduct the Bookbuild principally on the basis of this Prospectus for the purpose, among other things, of setting the Margin and determining the firm Allocations to Syndicate Brokers and Institutional Investors.

The OMA contains various representations and warranties, and imposes various obligations on Westpac, including representations, warranties and obligations to ensure that this Prospectus complies with the Corporations Act and any other applicable laws, and to conduct the Offer under the agreed timetable, ASX Listing Rules, Prospectus and all other applicable laws.

The OMA provides that Westpac may not, without the Joint Lead Managers' consent, make, agree to make or announce any issues of hybrids or preference securities in Australia before the Issue Date where those hybrids or preference securities represent Tier 1 Capital.

Westpac has agreed to indemnify the Joint Lead Managers and parties affiliated with each against claims, demands, damages, losses, costs, expenses and liabilities in connection with the Offer, other than where these result from any fraud, recklessness, wilful misconduct or negligence of the indemnified parties.

7.4.1 Settlement support

On completion of the Bookbuild, the Joint Lead Managers have agreed to provide settlement support for the number of Westpac SPS II allocated to Syndicate Brokers and Institutional Investors under the Bookbuild. Under the OMA, as part of that settlement support, the Joint Lead Managers will pay to Westpac, or procure payment to Westpac of, the aggregate proceeds raised from Syndicate Brokers and Institutional Investors under the Bookbuild (other than any Application Payment being paid directly from the redemption proceeds of St.George Hybrids being reinvested in Westpac SPS II) by the Issue Date.

7.4.2 Fees

Under the OMA, Westpac will pay:

- Macquarie an arranger fee of up to $0.9 million;
- the Joint Lead Managers in equal proportions:
  - a bookrunning fee of 0.60% of the amount which is the lesser of the total proceeds of the Offer and $1,000 million;
  - a broker firm selling fee of 1.00% of the proceeds raised from Syndicate Brokers (other than the total of the JLM Broker Firm Amounts) through the Bookbuild;
  - an institutional selling fee of 0.50% of the proceeds raised from Institutional Investors through the Bookbuild; and
- each Joint Lead Manager a broker firm selling fee of 1.00% of the proceeds raised from that Joint Lead Manager's JLM Broker Firm Amount through the Bookbuild.

The Joint Lead Managers are responsible for paying all selling fees and other commissions payable by the Joint Lead Managers to Syndicate Brokers.

7.4.3 Termination

Any/each Joint Lead Manager may terminate its obligations under the OMA on the occurrence of a number of customary termination events, including (among others):

- downgrade or withdrawal of the credit rating or provisional credit rating assigned to Westpac or Westpac SPS II set out in this Prospectus as at 20 February 2009 or that credit rating is placed on credit watch negative;
- either the All Ordinaries Index of ASX or the S&P ASX 200:
  i. closes on two consecutive Business Days at a level that is 15.0% or more below its closing level on the last market close prior to the execution of the OMA (Starting Level);

ii. closes on the Business Day before the Issue Date at a level which is 15.0% or more below the Starting Level; or

iii. is at any time at a level which is 20.0% or more below the Starting Level;

- ASIC issues a stop order in relation to the Offer;
- ASX refuses to quote Westpac SPS II on ASX;
- a supplementary prospectus is required under section 719 of the Corporations Act;
- any person withdraws their consent to be named in this Prospectus;
- certain breaches of the Offer Management Agreement;
- Westpac withdraws this Prospectus or the Offer;
- trading of Ordinary Shares, Westpac TPS or Westpac SPS is halted or quotation of Ordinary Shares, Westpac TPS or Westpac SPS is suspended for a certain period of time;
- unauthorised alterations to Westpac's share capital or certain transaction documents; and
- a material adverse change in the position or prospects of members of the Westpac Group.

Certain of these events will only give rise to a right to terminate if the Joint Lead Manager reasonably believes that the event is likely to have a material adverse effect on the Offer. If this occurs, the Joint Lead Manager who terminates (or each Joint Lead Manager) will no longer be a lead manager or bookrunner and will not be obliged to conduct the Bookbuild or provide settlement support for the Bookbuild.

Under the OMA, if one Joint Lead Manager terminates, the other Joint Lead Managers must give notice in writing to Westpac and each of the terminating Joint Lead Managers stating whether it will also terminate or whether it will assume the obligations of the terminating Joint Lead Manager(s). In addition, if any Joint Lead Manager terminates its obligations under the OMA, then the obligations of the Syndicate Brokers or Institutional Investors under the Bookbuild may, by the terms of the invitation to participate in the Bookbuild, terminate.

7.4.4 Transfer of Westpac SPS II

Under the OMA, the Initial Purchaser will transfer Westpac SPS II to successful Applicants in accordance with their Allocation immediately following the issue of Westpac SPS II to the Initial Purchaser in accordance with the Subscription Agreement – see Section 7.5.

7.5 Summary of the Subscription Agreement

Westpac (acting through its head office and through Westpac NY) and the Initial Purchaser entered into a Subscription Agreement on 20 February 2009.

Under that agreement, the Initial Purchaser agrees to subscribe for all Notes successfully applied for under the Offer by paying, or directing payment of, the aggregate Issue Price of those Notes to Westpac NY. Westpac NY agrees to issue the Notes to the Initial Purchaser.

Following completion of the issue of the Notes to the Initial Purchaser, the Initial Purchaser agrees to irrevocably offer to Westpac to assign the Notes, and all right, title and interest in the Notes, to the Assignee upon the occurrence of an Assignment Event. In consideration of that offer, Westpac agrees to issue an equal number of Preference Shares to the Initial Purchaser.

The offer by Westpac to issue the Notes and the Preference Shares to the Initial Purchaser is made under this Prospectus with any issuance to take place on the Issue Date.

The obligations of the parties under the Subscription Agreement are subject to conditions precedent that the OMA has not been terminated by all Joint Lead Managers and that Westpac has complied with its obligation to give a certificate regarding Westpac's compliance with the OMA – see Section 7.4.

8 Additional information

YOU SHOULD BE AWARE OF A NUMBER OF OTHER MATTERS THAT MAY NOT HAVE BEEN ADDRESSED IN DETAIL ELSEWHERE IN THIS PROSPECTUS

These include the availability of certain relevant documents for inspection, the consents of experts whose statements have been included in this Prospectus and the concessions that regulators have granted to Westpac in respect of the Offer

Additional information

8.1 Restrictions on ownership for Westpac

The Financial Sector (Shareholdings) Act 1988 (Cth) restricts the aggregate voting power of a person and their associates in an Australian bank to 15%. A shareholder may apply to the Treasurer of the Commonwealth of Australia to extend its stake beyond 15%, however approval cannot be granted unless the Treasurer is satisfied that it is in the national interest to approve a holding of greater than 15%.

Acquisitions of interests in shares in Australian companies by foreign persons are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (Cth) in certain circumstances. Potential investors should consult their professional advisers to determine whether the Foreign Acquisitions and Takeovers Act may affect their holding of Westpac SPS II or ownership of Preference Shares or Ordinary Shares.

8.2 Information, disclosure and availability

8.2.1 Reporting and disclosure obligations

Westpac is a disclosing entity for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require that Westpac:

- prepare both yearly and half-yearly financial statements and a report on the operations of Westpac during the relevant accounting period together with an audit or review report by its auditor; and
- notify ASX immediately of any information concerning Westpac of which it becomes aware and which a reasonable person would expect to have a material effect on the price or value of Westpac's securities unless exceptions from disclosure apply under ASX Listing Rules.

Copies of these documents and other documents lodged with ASIC by Westpac may be obtained from, or inspected at, an ASIC office.

8.2.2 Accessing information about Westpac

Westpac will provide a copy of any of the following documents free of charge to any person who requests a copy during the Offer Period in relation to this Prospectus:

- the financial statements of Westpac for the year ended 30 September 2008 (being the most recent annual financial report lodged with ASIC before the lodgement of this Prospectus);
- any document or financial statement lodged by Westpac with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgement of the annual financial report and before the lodgement of the Prospectus;
- Westpac's Constitution; and
- the Note Deed Poll (including the Note Terms).

Copies of the above documents may be obtained in person or in writing from Westpac at:

Westpac Group Secretariat
Level 20
275 Kent Street
Sydney NSW 2000

8.3 Consents

Each director of Westpac has given, and has not withdrawn, their consent to the lodgement of this Prospectus with ASIC.

Each of the parties (referred to as Consenting Parties) who are named below:

- has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in the fourth point below;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus, other than the reference to its name and/or any statement or report included in this Prospectus with the consent of that Consenting Party;
- has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named; and
- in the case of Allens Arthur Robinson, has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the

inclusion of the Taxation Letter in the form and context in which it appears in this Prospectus.

Role	Consenting parties
Arranger	Macquarie
Joint Lead Managers	Citi Deutsche Bank Goldman Sachs JBWere Macquarie nabCapital UBS
Legal adviser to the Offer	Gilbert + Tobin
Tax adviser to the Offer	Allens Arthur Robinson
Auditors	PricewaterhouseCoopers
Registry	Link Market Services Limited

8.4 Interests of advisers

Macquarie has acted as arranger and a Joint Lead Manager, in respect of which it will receive the fees set out in Section 7.4.2. The remaining Joint Lead Managers and Co-Managers will receive fees, as also set out in Section 7.4.2.

Gilbert + Tobin has acted as legal adviser to Westpac in relation to the Offer. In respect of this work, Westpac estimates that it will pay to Gilbert + Tobin approximately $400,000 (excluding disbursements and GST) in its role as legal adviser. Further amounts in relation to the Offer may be paid to Gilbert + Tobin under its normal time-based charges.

Allens Arthur Robinson has acted as taxation adviser in relation to the Offer and has prepared the Taxation Letter in Section 6. In respect of this work, Westpac estimates it will pay to Allens Arthur Robinson approximately $220,000 (excluding disbursements and GST) in its role as taxation adviser. Further amounts in relation to the Offer may be paid to Allens Arthur Robinson under its normal time-based charges.

PricewaterhouseCoopers has acted as the auditor for Westpac and performed specific due diligence and verification procedures in relation to the financial information contained in this Prospectus. Westpac estimates that it will pay approximately $130,000 (excluding disbursements and GST) to PricewaterhouseCoopers. Further amounts in relation to the Offer may be paid to PricewaterhouseCoopers under its normal time-based charges.

Other than as set out in this Prospectus:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; and
- no promoter or underwriter of the Offer or financial services licensee named in this Prospectus as a financial services licensee involved in the Offer,

holds at the date of this Prospectus, or has held in the two years before that date, an interest in:

- the formation or promotion of Westpac;
- the Offer; or
- any property acquired or proposed to be acquired by Westpac in connection with its formation or promotion or with the Offer.

Other than as set out in this Prospectus, no such person has been paid or agreed to be paid any amount, nor has any benefit been given or agreed to be given to any such persons for services provided by them, in connection with the formation or promotion of Westpac or with the Offer.

8.5 Interests of the directors of Westpac

Securityholdings of Westpac directors as at 18 February 2009

	Westpac Ordinary Shares		St.George CPS II
Director	Direct	Indirect	
Ted Evans	7,768	9,612	Nil
Gail Kelly	551,693 720,556 (options) 202,021 (rights)	1,243,190	Nil
Elizabeth Bryan	16,532	Nil	Nil
Gordon Cairns	6,254	10,784	Nil
Carolyn Hewson	15,324	Nil	Nil
Peter Wilson	13,196	Nil	Nil
Lindsay Maxsted	5,278	Nil	Nil
John Curtis	1,170	51,967 19,650 (self funding Instalment Warrants)	Nil
Peter Hawkins	5,949	9,269	2,000 (indirect)
Graham Reaney	19,135	56,226	Nil

Note:
None of the directors of Westpac hold interests in any of Westpac SPS, Westpac TPS, St.George SPS or St.George CPS.

Other than as set out above, no director of Westpac holds, at the date of this Prospectus, or has held in the two years before that date, an interest in:

- the formation or promotion of Westpac;
- the Offer; or
- any property acquired or proposed to be acquired by Westpac in connection with its formation or promotion or the Offer.

No director has been paid or agreed to be paid any amount (whether in cash or in shares or otherwise), nor has any benefit been given or agreed to be given to any director to induce them to become or qualify them as a director, or for services provided by them in connection with the formation or promotion of Westpac or with the Offer.

8.6 Westpac legal proceedings

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of Westpac's likely loss has been made on a case-by-case basis for the purposes of Westpac's 30 September 2008 annual financial statements and specific provisions have been made where appropriate within the credit litigation provision.

8.6.1 Bell Group of companies

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings have been brought by the liquidators of several Bell Group companies and seek to challenge the defendant banks' entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. A lengthy judgment was delivered on 28 October 2008 in which it has been found that each of the liquidators and the banks have been partially successful. The ultimate financial impact for Westpac will depend on further analysis of the judgment and on its implications for a range of creditors (including the banks) and the actual Court orders when they are made.

8.6.2 New Zealand Commerce Commission

The New Zealand Commerce Commission's proceedings against Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of the Westpac Group) are ongoing. Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards are also defendants. The proceedings allege that the setting of interchange rates and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986. The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties.

In addition, similar proceedings issued by a number of New Zealand retailers against the same defendants are ongoing. These proceedings also seek to declare the conduct illegal and an enquiry into damages. Damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above. Westpac is considering its position in relation to both proceedings and at this stage does not consider it necessary to raise a provision in relation to this matter.

8.6.3 New Zealand Inland Revenue Department

The New Zealand Inland Revenue Department ("NZIRD") has reviewed a number of structured finance transactions undertaken in New Zealand. Following the review, the NZIRD issued amended assessments for the 1999 to 2005 tax years in relation to nine transactions undertaken between 1999 and 2002. The overall primary tax in dispute is approximately NZ$588 million (A$493 million). With interest (net of tax) this increases to approximately NZ$882 million (A$739 million) (calculated to 30 September 2008).

Proceedings disputing all amended assessments have been commenced. Westpac is confident that the tax treatment applied in all cases is correct and accordingly has not raised a provision. A ruling was sought from the NZIRD on an early transaction in 1999. Following extensive review by the NZIRD, the ruling was issued in 2001. The principles underlying that ruling are applicable to, and have been followed in, all other transactions.

There are no further transactions or tax years subject to the review (other than the transaction in relation to which Westpac received the binding ruling).

8.7 ASIC relief

ASIC has indicated that it will issue a declaration that Westpac is taken to be the offeror of Westpac SPS II in respect of both their issue to the Initial Purchaser, and their subsequent sale by the Initial

Purchaser to investors, under this Prospectus. Consequently, ASIC has granted the Initial Purchaser an exemption from any liability which could arise pursuant to sections 728 and 729(1) of the Corporations Act.

ASIC has also issued a declaration that, despite the issue of an order under section 340 of the Corporations Act, Ordinary Shares qualify as continuously quoted securities for the purposes of the Corporations Act.

8.8 ASX waivers and approvals

Westpac has applied to ASX for confirmation that:

- the terms of Westpac SPS II are appropriate and equitable for the purposes of Listing Rule 6.1;
- Westpac SPS II comply with Listing Rule 6.5;
- the terms of Westpac SPS II, which provide that Dividends are not payable while the Preference Shares are Stapled to the Notes, do not amount to a removal or change in dividend rights under Listing Rule 6.10;
- Listing Rule 6.12, regarding divestments of securities, does not apply to Conversion, Redemption or Transfer of the Preference Shares;
- Listing Rule 7.1 will be applied as if Westpac SPS II were the number of Ordinary Shares into which they would Convert based on the market price at the close of trade on the trading day prior to the date of this Prospectus;
- any Ordinary Shares issued upon Conversion would be treated as if they were issued under an exception in Listing Rule 7.2; and
- the Preference Shares will continue to be quoted on ASX following Unstapling, subject to compliance with the requirements of other Listing Rules.

Westpac has applied to ASX for waivers from:

- Listing Rule 6.3.2A, to the extent necessary due to Preference Shareholders not being entitled to vote on a resolution to approve a buy-back agreement for the purposes of a Redemption;
- Listing Rule 8.10, to the extent necessary to enable Westpac to refuse to register a transfer of a Preference Share or Note where it is not accompanied by a transfer to the same transferee of the Note or Preference Share (as applicable) to which it is Stapled; and
- Listing Rule 10.11, to permit directors and their associates collectively to participate in the Offer without the approval of holders of Ordinary Shares, on the condition that the directors (and their associates) are restricted to applying for in aggregate no more than 0.20% of Westpac SPS II Allotted, and no more than 0.02% individually.

8.9 Foreign selling restrictions

8.9.1 Other foreign jurisdictions

The distribution of this Prospectus (including an electronic copy) in jurisdictions outside Australia may be restricted by law. If you come into possession of this Prospectus in jurisdictions outside Australia, then you should seek advice on, and observe, any such restrictions. If you fail to comply with such restrictions, that failure may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify Westpac SPS II or the Offer or to otherwise permit a public offering of Westpac SPS II in any jurisdiction outside Australia.

8.9.2 United States

This Prospectus does not constitute an offer of any Westpac SPS II in the United States or to any US Person.

Westpac SPS II have not been, and will not be, registered under the US Securities Act. Therefore, Westpac SPS II may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, US Persons except in accordance with an available exemption from the registration requirements of the US Securities Act. Each person submitting an Application Form or otherwise purchasing Westpac SPS II under the Offer will be deemed to have:

1. acknowledged that Westpac SPS II have not been, and will not be, registered under the US Securities Act, and may not be offered, sold or resold in the United States or to, or for the account or benefit of, a US Person except in accordance with an available exemption from the registration requirements of the US Securities Act; and

2. represented, warranted and agreed as follows:

   A. it is not in the United States or a US Person and is not acting for the account or benefit of a US Person;

   B. it is not engaged in the business of distributing Westpac SPS II, or, if it is, it will not offer, sell or resell in the United States or to any US Person any Westpac SPS II it acquires:

      a) under or according to the Offer; or

      b) other than under or according to the Offer until the end of 40 days after the date on which Westpac SPS II are Allocated under the Offer (other than by way of ordinary brokerage transactions on ASX where neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the United States);

   C. if it is entitled to receive any fees or commission in connection with any purchase of Westpac SPS II to which the Application or bid relates, it will not directly or indirectly pay or re-allow any portion of such fee or commission to any other person; and

   D. it

      a) is not a United States Person and

      b) either is the beneficial owner of the Westpac SPS II or is holding the Westpac SPS II on behalf of a person who is not a United States Person.

Any person who is in the United States, is a US Person or does not make the representation and warranty set out above is not entitled to acquire any Westpac SPS II.

Until 40 days after the date on which Westpac SPS II are Allocated under the Offer, an offer or sale of Westpac SPS II in the United States or to any US Person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the US Securities Act. Terms used in this Section 8.9.2 have the meanings given to them by Regulation S under the US Securities Act, except that the term "not a United States Person" means a person who is not a United States Person for US federal income tax purposes.

8.9.3 New Zealand

This Prospectus has not been and will not be registered in New Zealand. Westpac SPS II may not be offered or sold directly or indirectly in New Zealand, other than to persons:

- whose principal business is the investment of money; or
- who in the course of and for the purposes of their business habitually invest money; and
- in each case in circumstances which do not constitute an offer to the public within the meaning of section 3(2) of the New Zealand Securities Act 1978.

8.10 Acknowledgment and privacy statement

By completing an Application Form and submitting an Application you acknowledge that you have read this Prospectus.

Applicants will be asked to provide personal information to Westpac (directly or via the Registry). Westpac (and the Registry on its behalf) collects, holds and uses that personal information in order to assess your Application, service your needs as a Holder, provide facilities and services that Applicants request, and carry out appropriate administration.

Company and tax law and laws relating to anti-money laundering or counter-terrorism require some of the information to be collected. If you do not provide the information requested, your Application may not be able to be processed efficiently, if at all.

Access to the information may be provided to the Westpac Group and to Westpac's agents and service providers on the basis that they deal with such information in accordance with Westpac's privacy policy. Access to the information may also be provided as required or allowed by law, including to ASIC and the Australian Taxation Office, and in order for Westpac to comply with its obligations under any law relating to money laundering or counter-terrorism.

Under the Privacy Act 1988 (Cth), an Applicant may request access to their personal information held by (or on behalf of) Westpac. An Applicant can request access to their personal information by telephoning or writing to the privacy officer of the Registry.

More information about the way Westpac handles personal information is in the Westpac privacy policy, a copy of which can be obtained by visiting **www.westpac.com.au**

8.11 Financial services disclosure

Westpac, its affiliates and employees will not receive any remuneration, commission or other benefit in relation to any general financial product advice contained in this Prospectus, although Westpac will receive an amount equal to the total Offer proceeds, less the costs of the Offer – see Section 7.4 as to those costs. Westpac will receive fees in its capacity as Joint Lead Manager– see Section 7.4.2.

A

Appendix A Glossary

Appendix A – Glossary

Defined terms in this glossary and in clause 13.1 of the Preference Share Terms and clause 12.1 of the Note Terms are used throughout this Prospectus and the attached or accompanying Application Forms.

90 day Bank Bill Rate	has the meaning given to Bank Bill Rate in the Preference Share Terms and the Note Terms
ABN	Australian Business Number
ACN	Australian Company Number
Acquisition Event	has the meaning given in the Preference Share Terms
AFSL	Australian Financial Services Licence
AFSL No.	AFSL number
A-IFRS	Australian equivalents of IFRS
Allocation	the number of Westpac SPS II allocated under the Offer to: ■ Eligible St.George Hybrid Holders at the end of the Offer Period; ■ Eligible Former SAINTS Holders at the end of the Offer Period; ■ Eligible Securityholders at the end of the Offer Period; and ■ Syndicate Brokers and Institutional Investors under the Bookbuild **Allocate** and **Allocated** have the corresponding meanings
Allotment	the issue of Westpac SPS II to the Initial Purchaser and subsequent transfer to successful Applicants on the Issue Date under their Allocation **Allotted** and **Allot** have the corresponding meanings
Applicant	a person who submits an Application in accordance with this Prospectus
Application	a valid application made under this Prospectus by using an applicable Application Form to apply for Westpac SPS II
Application Form or **Application Forms**	the application form (the Reinvestment Application Form, the SAINTS Application Form, the Securityholder Application Form or the Broker Firm Application Form) attached to or accompanying this Prospectus upon which an Application may be made
Application Payment	the monies payable on Application, calculated as the number of Westpac SPS II applied, or taken to have applied for, multiplied by the issue price
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
Assignee	has the meaning given in the Note Terms
Assignment Event	has the meaning given in the Note Terms
Assignment Event Date	has the meaning given in the Note Terms
ASTC	ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASX	ASX Limited (ABN 98 008 624 691) or the financial market operated by ASX Limited, as the context requires
ASX Listing Rules	the listing rules of ASX with any modification or waivers which ASX may grant to Westpac

Bookbuild	the process conducted by the Joint Lead Managers as agents for Westpac to determine the Margin and firm Allocations of Westpac SPS II to Syndicate Brokers and Institutional Investors – see Section 3.4.1
Broker Firm Applicant	an Applicant under the Broker Firm Offer
Broker Firm Application Form	the Application Form attached to or accompanying this Prospectus upon which a Broker Firm Application can be made
Broker Firm Offer	the invitation made to Australian resident retail clients of the Syndicate Brokers to apply for a broker firm Allocation from the relevant Syndicate Broker under this Prospectus
Business Day	a business day as defined in the ASX Listing Rules
Capital Securities	has the meaning given in the Preference Share Terms and the Note Terms
CHESS	Clearing House Electronic Subregister System operated by ASTC
Citi	Citigroup Global Markets Australia Pty Limited (ABN 64 003 114 832)
Closing Date	the last day on which Applications will be accepted, expected to be:[1] ■ 5.00pm (Sydney Time) on 23 March 2009 for the Reinvestment Offer, SAINTS Offer and Securityholder Offer and for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds; and ■ 10.00am (Sydney Time) on 27 March 2009 for the Broker Firm Offer, except for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds
Co-Managers	the co-managers appointed through the Bookbuild
Consenting Party	each of the consenting parties named in Section 8.3
Conversion	has the meaning given in the Preference Share Terms **Convert, Converted** and **Convertible** have the corresponding meaning
Conversion Conditions	has the meaning given in the Preference Share Terms
Conversion Date	has the meaning given in the Preference Share Terms
Conversion Discount	has the meaning given in the Preference Share Terms
Conversion Number	has the meaning given in the Preference Share Terms
Corporations Act	Corporations Act 2001 (Cth)

Deutsche Bank	Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162)
Distributable Profits	has the meaning given in the Preference Share Terms and Note Terms
Distribution	a distribution on Westpac SPS II of Interest or Dividends (and, except in Section 1.3.5, includes any Gross-Up Amount)
Distribution Payment Date	an Interest Payment Date or Dividend Payment Date as applicable
Distribution Payment Test	is described in Section 1.3.10
Distribution Period	has the meaning given to N in clause 3.1 of the Note Terms

Note:
1 Westpac and the Joint Lead Managers may agree to extend the Offer Period, to close the Offer early without notice, or to withdraw the Offer at any time before Westpac SPS II are issued.

Distribution Rate	the distribution rate on Westpac SPS II calculated using the formula in clause 3.2 of the Preference Share Terms and clause 3.1 of the Note Terms
Dividend	has the meaning given in the Preference Share Terms
Dividend and Capital Stopper	has the meaning given in Section 1.3.14
Dividend Payment Date	has the meaning given in the Preference Share Terms
Dividend Period	has the meaning given in N in clause 3.2 of the Preference Share Terms
Early Conversion/Redemption Notice	has the meaning given in the Preference Share Terms
Early Transfer Notice	has the meaning given in clause 5.2 of the Preference Share Terms
Eligible Former SAINTS Holder	a former registered holder of SAINTS who was shown on the Register at any time on 1 December 2008 to have a registered address in Australia
Eligible Securityholder	a registered holder of Westpac Ordinary Shares, Westpac SPS or Westpac TPS on 13 February 2009 who is shown on the Register to have a registered address in Australia
Eligible St.George Hybrid Holder	a registered holder of one or more St.George Hybrids who is shown on the Register on or after 20 February 2009 to have a registered address in Australia
Exchange Date	31 March 2009 or such other date as is determined by St.George
Exchange Notice	the notice to St.George Hybrid Holders in relation to the redemption of the St.George Hybrids
Equal Ranking Capital Securities	has the meaning given in the Preference Share Terms and the Note Terms
Event of Default	has the meaning given in the Note Terms
Exposure Period	the 7 day period commencing on the day after this Prospectus was lodged with ASIC (ASIC may extend the period by a further 7 days)
Face Value	$100
Final Dividend	the dividend accrued over the period from (and including) 20 February 2009 to (but excluding) the Exchange Date which will be paid by St.George in respect of each St.George Hybrid on the Exchange Date subject to the terms of the relevant St.George Hybrid
First Conversion Condition	has the meaning given in clause 4.2(a)(i) of the Preference Share Terms
Former SAINTS Holder	a person whose name was registered as a holder of SAINTS at any time on 1 December 2008
Franking Rate	has the meaning given in the Preference Share Terms and Note Terms
Goldman Sachs JBWere	Goldman Sachs JBWere Pty Ltd (ABN 21 006 797 897)
Gross-Up Amount	has the meaning given in the the Preference Share Terms and Note Terms
GST	Goods and Services Tax

Guaranteed Allocation	means, in relation to an Eligible St.George Hybrid Holder that holder's right to be Allocated the number of Westpac SPS II applied for, **or taken to have applied for, in accordance with and subject to this Prospectus**, up to the number of St.George Hybrids held on the Exchange Date means, in relation to an Eligible Former SAINTS Holder that holder's right to be Allocated the number of Westpac SPS II applied for, **or taken to have applied for, in accordance with and subject to this Prospectus**, up to the number of SAINTS held on 1 December 2008 subject to the terms of this Prospectus and receipt of a SAINTS Application Form and Application Payment for the relevant number of Westpac SPS II
HIN	holder identification number
Holder	a registered holder of Westpac SPS II, or following an Assignment Event, Preference Shares
Holding Statement	a statement issued to Holders by the Registry which sets out details of Westpac SPS II Allotted to them under the Offer
IFRS	International Financial Reporting Standards
Initial Mandatory Conversion Date	30 September 2014
Initial Purchaser	Macquarie Group Holdings New Zealand Limited
Innovative Residual Tier 1 Capital	innovative Residual Tier 1 Capital as described by APRA
Institutional Investor	an investor to whom offers of securities can be made without the need for a Prospectus (or other formality, other than a formality which Westpac is willing to comply with), including in Australia, persons to whom offers of securities can be made without the need for a lodged Prospectus under Chapter 6D of the Corporations Act
Institutional Offer	the invitation to certain Institutional Investors to bid for Westpac SPS II in the Bookbuild
Interest	has the meaning given in the Note Terms
Interest Payment Date	has the meaning given in the Note Terms
Issue Credit Rating	a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program
Issue Date	the date Westpac SPS II are issued, expected to be 31 March 2009
Issue Date VWAP	has the meaning given in Section 1.7.4
Issue Price	$100 per Westpac SPS II
JLM Broker Firm Amount	for each Joint Lead Manager, the Issue Price multiplied by the Allocation to that Joint Lead Manager
Joint Lead Managers	each of Westpac, Citi, Deutsche Bank, Goldman Sachs JBWere, Macquarie, nabCapital and UBS
Junior Ranking Capital Securities	has the meaning given in the Preference Share Terms and Note Terms
Level 1 and Level 2	have the meaning given in the Preference Share Terms
Level 1 Distributable Profits	has the meaning given in the Preference Share Terms

Level 2 Distributable Profits	has the meaning given in the Preference Share Terms
Liquidation Sum	in respect of a Preference Share, has the meaning given in the Preference Share Terms to the term "Liquidation Sum", and in respect of a Note, has the meaning given in the Note Terms to the term "Note Liquidation Sum"
Macquarie	Macquarie Capital Advisers Limited (ABN 79 123 199 548)
Mandatory Conversion Date	has the meaning given in the Preference Share Terms
Margin	for the Preference Shares and the Notes the margin determined under the Bookbuild, expected to be in the range 3.70% –4.00% per annum
Maximum Conversion Number	has the meaning given in the Preference Share Terms
Merged Group	the Westpac Group after implementation of the Share Scheme
Moody's	Moody's Investors Service Pty Limited (ABN 61 003 399 657)
nabCapital	nabCapital, a division of National Australia Bank Limited (ABN 12 004 044 937)
Nominated Party	has the meaning given in clause 5.1 of the Preference Share Terms
Non-Innovative Residual Tier 1 Capital	non-innovative Residual Tier 1 Capital as described by APRA
Note	an unsecured note issued by Westpac NY under the terms of the Note Deed Poll
Note Deed Poll	a deed poll entered into by Westpac NY which will constitute the Notes and contains the Note Terms
Noteholders	has the meaning given in the Note Terms
Note Terms	the terms of issue of Notes in Appendix C
NZIRD	New Zealand Inland Revenue Department
Offer	the offer of Westpac SPS II under this Prospectus at an Issue Price of $100 each to raise approximately $500 million with the ability to raise more or less
Offer Period	the period from the Opening Date to the Closing Dates
OMA	the Offer Management Agreement entered into between Westpac and the Joint Lead Managers as summarised in Section 7.4
Opening Date	the day the Offer opens, expected to be 2 March 2009
Optional Dividend	has the meaning given in the Preference Share Terms
Ordinary Share or Westpac Ordinary Share	a fully paid ordinary share in the capital of Westpac
Ordinary Shareholder or Westpac Ordinary Shareholder	a registered holder of Ordinary Shares
Participating Organisation	has the meaning given to that term in the ASX Listing Rules
Preference Share	a fully paid preference share in the capital of Westpac issued in accordance with the Preference Share Terms
Preference Shareholder	has the meaning given in the Preference Share Terms
Preference Share Terms	the terms of issue set out in Appendix B

Prospectus	this prospectus that was lodged with ASIC on 20 February 2009
Record Date	has the meaning given in the Preference Share Terms and Note Terms (as applicable)
Redeem	has the meaning given in the Preference Share Terms **Redemption**, **Redeemed** and **Redeemable** have the corresponding meaning
Redemption Date	has the meaning given in the Preference Share Terms
Register	either: ■ the official register of Ordinary Shares; ■ the official register of Westpac SPS II (if issued); ■ the official register of Westpac SPS; ■ the official register of Westpac TPS; ■ the official register of St.George Hybrids; or ■ the official register of SAINTS, maintained on the issuer's behalf, including any sub-register established and maintained under CHESS
Register of Noteholders	has the meaning given in the Note Terms
Registry	Link Market Services Limited (ABN 54 083 214 537) or any other registry that Westpac appoints to maintain a register of its securities
Regulatory Event	has the meaning given in the Preference Share Terms
Reinvestment Application Form	the personalised blue Application Form accompanying this Prospectus upon which Eligible St.George Hybrid Holders can make an Application
Reinvestment Offer	the invitation to Eligible St.George Hybrid Holders to apply for Westpac SPS II under this Prospectus
Reinvestment Offer Applicant	an Applicant under the Reinvestment Offer
Residual Tier 1 Capital	Residual Tier 1 Capital as defined by APRA
Risk Weighted Assets	risk weighted assets as defined by APRA
SAINTS	the 3,500,000 Subordinated Adjustable Income Non-refundable Tier 1 Securities issued by St.George under a prospectus dated 12 July 2004, acquired by Westpac under the SAINTS Scheme on the Scheme Implementation Date
SAINTS Application Form	the personalised white Application Form accompanying this Prospectus upon which an Eligible Former SAINTS Holder can make an Application under the SAINTS Offer
SAINTS Offer	the invitation to Eligible Former SAINTS Holders to apply for Westpac SPS II under this Prospectus
SAINTS Offer Applicant	an Applicant under the SAINTS Offer
SAINTS Scheme	a scheme of arrangement under Part 5.1 of the Corporations Act between St.George and SAINTS holders (other than excluded SAINTS Holders)
Scheme Implementation Date	1 December 2008

Second Conversion Condition	has the meaning given in clause 4.2(a)(ii) of the Preference Share Terms
Securityholder Application Form	the pink Application Form accompanying this Prospectus upon which an Eligible Securityholder can make an Application
Securityholder Offer	the invitation to Eligible Securityholders to apply for Westpac SPS II under this Prospectus
Securityholder Offer Applicant	an Applicant under the Securityholder Offer
Senior Creditors	has the meaning given in the Preference Share Terms
Share Scheme	a scheme of arrangement under Part 5.1 of the Corporations Act between St.George and certain St.George Ordinary Shareholders
Special Resolution	has the meaning given in the Preference Share Terms or Note Terms as applicable
SRN	securityholder reference number
Standard & Poor's	Standard & Poor's (Australia) Pty Limited (ABN 62 007 324 852)
Stapled	has the meaning given in the Preference Share Terms
St.George	St.George Bank Limited, a subsidiary of Westpac
St.George CPS	the 3,250,000 Converting Preference Shares issued by St.George under a prospectus dated 16 November 2006
St.George CPS II	the 4,000,000 Converting Preference Shares II issued by St.George under a prospectus dated 19 November 2007
St.George Hybrid Final Dividend	a dividend accrued over the period from (and including) 20 February 2009 to (but excluding) the Exchange Date to be paid by St.George in respect of each St.George Hybrid on the Exchange Date subject to the terms of issue of the relevant St.George Hybrid
St.George Hybrid Holder	a person whose name is registered as a holder of a St.George Hybrid from time to time
St.George Hybrids	a St.George SPS, St.George CPS and / or St.George CPS II
St.George SPS	the 1,500,000 Step-Up Preference Shares issued by St.George under a prospectus dated 8 June 2006
St.George Ordinary Share	a fully paid ordinary share in the capital of St.George
St.George Ordinary Shareholder	a holder of St.George Ordinary Shares
Subscription Agreement	the subscription agreement entered into between Westpac and the Initial Purchaser as summarised in Section 7.5
Successor Holding Company	means a new ultimate holding company of the Westpac Group

Supporting Documentation	the information to be provided by Broker Firm Offer Applicants with any Application for Westpac SPS II comprising: ■ for individual Applicants or individuals making joint Applications, a copy of official photographic identification issued by an Australian government agency which includes the Applicant's date of birth (eg. passport or driver's licence); ■ for Applications made on behalf of a registered Australian company, a copy of the company's certificate of registration; or ■ for Applications made on behalf of a partnership, trust or superannuation fund, a copy of the entity's formation documentation (eg. partnership deed or trust deed) and, where the Broker Firm Offer Applicant is a registered Australian company applying on behalf of a trust or superannuation fund, a copy of the company's certificate of registration
Sydney Time	time in Sydney, New South Wales, Australia
Syndicate Broker	any of the Joint Lead Managers or Co-Managers
Tax Event	has the meaning given in the Preference Share Terms
TFN	Tax File Number
Tax Rate	has the meaning given in the Preference Share Terms and the Note Terms
Taxation Letter	the taxation letter from Allens Arthur Robinson dated 19 February 2009 in Section 6
Tier 1 Capital	tier 1 capital as described by APRA
Tier 1 Capital Ratio	Tier 1 Capital divided by Risk Weighted Assets
Tier 2 Capital	tier 2 capital as described by APRA
Total Capital	total capital as described by APRA
TPS 2003	750,000 trust preferred securities issued by Westpac Capital Trust III at US$1,000 each on 13 August 2003
TPS 2004	525,000 trust preferred securities issued by Westpac Capital Trust IV at US$1,000 each on 5 April 2004
Transfer	means a transfer to a Nominated Party in accordance with clause 5 of the Preference Share Terms. **Transferred** has a corresponding meaning
Transfer Notice	has the meaning given in clause 5.1 of the Preference Share Terms
UBS	UBS AG, Australia Branch, (ABN 47 088 129 613)
Unpaid Distributions	has the meaning given in the Preference Share Terms
Unstapled	has the meaning given in the Preference Share Terms. **Unstaple** and **Unstapling** have the corresponding meanings
Upper Tier 2 Capital	has the meaning given in the Preference Share Terms
United States Person	a person who is a United States person for US federal income tax purposes
US Person	has the meaning given in Regulation S of the US Securities Act

US Securities Act	United States Securities Act of 1933, as amended
VWAP	has the meaning given in the Preference Share Terms
Westpac	Westpac Banking Corporation (ABN 33 007 457 141, AFSL No. 233714)
Westpac Group	Westpac and its controlled entities
Westpac's Constitution	the constitution of Westpac
Westpac Directors	some or all of the directors of Westpac, acting as a board
Westpac NY	Westpac's New York branch
Westpac SPS	the 10,362,670 Stapled Preferred Securities issued by Westpac under a prospectus dated 26 June 2008
Westpac SPS II	a Preference Share and Note stapled together, comprising a Westpac Stapled Preferred Security issued under the Offer made under this Prospectus or, if the context requires, a Preference Share following Unstapling
Westpac TPS	the 7,627,375 Westpac Trust Preferred Securities issued by Westpac Funds Management Limited under a product disclosure statement dated 19 May 2006

Appendix B
Preference Share Terms

Appendix B – Preference Share Terms

1. Form, Face Value and issue price

(a) Preference Shares are fully paid, unsecured, perpetual, non-cumulative preference shares in the capital of Westpac. They are issued, and may be Redeemed or Converted by Westpac, on the terms set out in these Preference Share Terms.

(b) Each Preference Share will be issued by Westpac as fully paid at an issue price of $100 (**Face Value**).

(c) The Preference Shares are designated as the "2008 Series II Preference Shares" and comprise a separate class of shares in the capital of Westpac.

(d) Westpac, any Substituted Issuer, each Preference Shareholder and each beneficial owner of any Stapled Security, any Note or any Preference Share agree to treat the Notes and the Preference Shares as equity for United States federal, state and local, income and franchise tax purposes.

2. Stapling

2.1 Stapling

(a) Stapling shall automatically take place immediately after the time that the Initial Purchaser is entered into the Register of Shareholders as the first holder of Preference Shares (the Initial Purchaser having prior to that time been entered into the Register of Noteholders as the first holder of Notes) such that Notes previously issued are linked together with Preference Shares which are on issue on a one to one basis.

(b) While Stapling applies, so far as the law permits, one Note and one Preference Share together comprise one Stapled Security.

(c) While Stapling applies, Westpac must not:

(i) do any act, matter or thing (including registering any transfer of any Note or Preference Share); or

(ii) refrain from doing any act, matter or thing,

if to do so or refrain from doing so (as the case may be) would result directly or indirectly in any Note or Preference Share no longer being Stapled (except as provided in clause 2.2).

2.2 Cessation of Stapling

Once Stapled, all Preference Shares continue to be Stapled to Notes on a one to one basis, and vice versa, until the occurrence of an Assignment Event (for those specified Stapled Securities) in which case each Preference Share and each Note (which comprise those Stapled Securities in relation to which an Assignment Event has occurred) is automatically Unstapled at that time.

2.3 Register

Westpac must ensure that the Register of Shareholders is maintained and that it records the names of the Preference Shareholders, the number of Preference Shares held, the number of Notes held by a Preference Shareholder and any additional information required by the Corporations Act or the ASX Listing Rules. Westpac may maintain the Register of Shareholders jointly with the Register of Noteholders.

2.4 Restriction on transfers

(a) If a Preference Share is Stapled to a Note, no transfer of a Preference Share may occur from a transferor to a transferee without the Note that is Stapled to that Preference Share being also transferred at the same time by the same transferor to the same transferee, and vice versa. Westpac must refuse to register any transfer of such Preference Share which is Stapled to a Note, if that transfer is not accompanied by a transfer of the Note that is Stapled to that Preference Share by the same transferor to the same transferee at the same time.

(b) If a Preference Share is Stapled to a Note, it cannot be transferred or assigned or mortgaged, charged or otherwise encumbered separately from the Note that is Stapled to it, and vice versa.

3. Dividends

3.1 No dividends while Stapled

For so long as a Preference Share is Stapled to a Note, the Preference Shareholder shall not be entitled to receive any dividends from Westpac in respect of the Preference Share.

3.2 Dividends

Upon a Preference Share becoming Unstapled, subject to these Preference Share Terms, the Preference Share entitles the Preference Shareholder on a Record Date to receive on the relevant Dividend Payment Date a dividend (**Dividend**) calculated using the following formula:

$$\textbf{Dividend} = \frac{\textbf{Dividend Rate} \times \textbf{Face Value} \times \textbf{N}}{\textbf{365}}$$

where:

Dividend Rate (expressed as a percentage per annum) is calculated using the following formula:

(90 day Bank Bill Rate + Preference Share Margin) x (1 – Tax Rate)

where:

Bank Bill Rate (expressed as a percentage per annum) means, for each Dividend Period, the average mid-rate for bills of a term of 90 days which average rate is displayed on Reuters page BBSW (or any page that replaces that page) at 10.30am (Sydney time) on, in the case of the first Dividend Period, the Preference Share Issue Date, and in the case of any other Dividend Period, the first Business Day of that Dividend Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed at 10.30am (Sydney time) on that date, the rate specified in good faith by Westpac at or around that time on that date having regard, to the extent possible, to:

(a) the rates otherwise bid and offered for bills of a term of 90 days or for funds of that tenor displayed on Reuters page BBSW (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills of a term of 90 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

Preference Share Margin (expressed as a percentage per annum) is the same as the Note Margin;

Tax Rate (expressed as a decimal) means the Australian corporate tax rate applicable to the franking account of Westpac at the relevant Dividend Payment Date; and

N means in respect of:

(a) the first Dividend Payment Date, the number of days from (but excluding) the preceding Interest Payment Date on or prior to the occurrence of an Assignment Event until (and including) the first Dividend Payment Date or, if no Interest Payment Date has yet occurred, the period from (and including) the Preference Share Issue Date until (and including) the first Dividend Payment Date; and

(b) each subsequent Dividend Payment Date, the number of days from (but excluding) each Dividend Payment Date until (and including) the next Dividend Payment Date,

(each a **Dividend Period**).

3.3 Gross-Up Amount of Dividend not franked to 100%

If any Dividend will not be franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that Part), otherwise than because of any act by, or circumstance affecting, any particular Preference Shareholder, each Preference Share entitles the Preference Shareholder on a Record Date to receive on the relevant Dividend Payment Date an amount (the **Gross-Up Amount**) calculated using the following formula:

Gross-Up Amount = ED – D

where:

$$\mathbf{ED} = \frac{\mathbf{D}}{\mathbf{1 - [Tax\ Rate \times (1 - Franking\ Rate)]}}$$

where:

D means the Dividend entitlement on that Dividend Payment Date as calculated under clause 3.2; and

Franking Rate (expressed as a decimal) means the percentage of Dividend that would carry franking credit benefits (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that Part) applicable to the relevant Dividend entitlement on that Dividend Payment Date.

3.4 Conditions to Dividends and Gross-Up Amounts (and any Optional Dividends)

(a) A Dividend and Gross-Up Amount (and any Optional Dividend) must not be paid to Preference Shareholders if:

(i) the Westpac Directors, in their absolute discretion, have not determined that the Dividend and Gross Up Amount (or Optional Dividend) is payable;

(ii) the amount of the Dividend and Gross-Up Amount (or Optional Dividend) will exceed Distributable Profits, unless APRA otherwise gives its prior written approval; or

(iii) in the case of:

(A) a Dividend and Gross-Up Amount, APRA otherwise objects to the payment; or

(B) an Optional Dividend, APRA has not given its prior written approval to the payment.

(b) Without limiting clause 3.4(a)(i), the Westpac Directors will not determine a Dividend and Gross Up Amount (or Optional Dividend) to be payable if, in their opinion, making the payment would result in Westpac becoming, or being likely to become, insolvent for the purposes of the Corporations Act.

(c) Dividends and Gross-Up Amounts (and Optional Dividends) shall be paid in accordance with clause 9. For the purposes of making any Dividend and Gross-Up Amount (and Optional Dividend) payment in respect of a Preference Shareholder's total holding of Preference Shares, any fraction of a cent will be disregarded.

3.5 Dividends are non-cumulative

Dividends and Gross-Up Amounts are non-cumulative. If all or any part of a Dividend and Gross-Up Amount (or Optional Dividend) is not paid because of the provisions of clause 3.4

or because of any applicable law, Westpac has no liability to pay such Dividend and Gross-Up Amount (or Optional Dividend) to the Preference Shareholder and, notwithstanding Westpac's absolute discretion (subject to APRA's prior written approval) to pay an Optional Dividend under clause 3.6, the Preference Shareholder has no claim (including, without limitation, on the winding up of Westpac) in respect of such non-payment. Non-payment of a Dividend and Gross-Up Amount (or Optional Dividend) because of the provisions of clause 3.4, or because of any applicable law, does not constitute an event of default.

No interest accrues on any unpaid Dividends and Gross-Up Amounts (or Optional Dividends), and the Preference Shareholder has no claim or entitlement in respect of interest on any unpaid Dividends and Gross-Up Amounts (or Optional Dividends).

3.6 Optional Dividend

Upon the Preference Shares becoming Unstapled, if Westpac fails to pay all or any part of a Dividend on the Preference Shares on any Dividend Payment Date or failed to pay any Interest on the Notes in the period before Unstapling occurred, Westpac may, with the prior written approval of APRA, pay a dividend (an **Optional Dividend**) equal to the unpaid amount of the Interest (and Gross-Up Amount as defined in and calculated under the Note Terms, if any) or Dividend (and Gross-Up Amount calculated under these Preference Share Terms) scheduled to have been paid on the Notes and/or the Preference Shares during the 12 months immediately preceding the date on which Westpac pays the Optional Dividend.

3.7 Dividend Payment Dates

Subject to this clause 3, Dividends and Gross-Up Amounts (other than Optional Dividends) are to be paid in arrear on the following dates (each a **Dividend Payment Date**):

(a) provided that the first Dividend Payment Date is not before 30 June 2009 and subject to clause 3.1:

(i) 30 September, 31 December, 31 March and 30 June of each year until (and including) 30 June 2014;

(ii) 30 September 2014 and thereafter, if the Preference Shares have not been Redeemed or Converted, 31 December, 31 March, 30 June and 30 September of each year, commencing from (and including) 31 December 2014 until the Preference Shares are Redeemed or Converted; and

(b) the Redemption Date or the Conversion Date (as the case may be) on which such Preference Shares are Redeemed or Converted, provided that such Redemption Date or Conversion Date is a date that is after the date on which the Preference Shares become Unstapled.

3.8 Record Dates

(a) A Dividend and Gross-Up Amount is only payable on a Dividend Payment Date to those persons registered as Preference Shareholders on the Record Date for that Dividend and Gross-Up Amount.

(b) An Optional Dividend is only payable on the date of payment determined by the Westpac Directors to those persons registered as Preference Shareholders on the Record Date for that Optional Dividend.

3.9 Deductions

Westpac may deduct from any Dividend and Gross-Up Amount or Optional Dividend payable the amount of any withholding or other tax, duty or levy required by law to be deducted or withheld in respect of such amount. If any such deduction or withholding has been made and the amount of the deduction or withholding accounted for by Westpac to the relevant revenue authority and the balance of the Dividend and Gross-Up Amount or Optional Dividend payable has been paid to the relevant Preference Shareholder, then the full amount payable to such Preference Shareholder shall be deemed to have been duly paid and satisfied by Westpac.

Westpac shall pay the full amount required to be deducted or withheld to the relevant revenue authority within the time allowed for such payment without incurring any penalty under the applicable law and shall, if required by any Preference Shareholder, deliver to that Preference Shareholder confirmation of the payment made to the revenue authority without delay after it is received by Westpac.

3.10 Restrictions in the case of non-payment

Subject to clause 3.11, if:

(a) after the Assignment Event Date, for any reason a Dividend and Gross-Up Amount has not been paid in full within 20 Business Days after the relevant Dividend Payment Date; or

(b) in respect of an Interest Payment Date on or before the Assignment Event Date, Interest and Gross-Up Amount (as defined in the Note Terms) scheduled to be paid on a Note was not paid in full within 20 Business Days of the relevant Interest Payment Date;

Westpac must not:

(c) pay any interest, declare or pay any dividends or distributions on any Capital Securities ranking equally with or junior to Preference Shares in respect of those payments; or

(d) redeem, reduce, cancel or acquire for any consideration, any Capital Securities (other than Capital Securities ranking equally with or in priority to Preference Shares for a return of capital in a winding-up of Westpac),

unless:

(e) four consecutive Dividends and Gross-Up Amounts (if any) scheduled to be paid on Preference Shares thereafter have been paid in full;

(f) an Optional Dividend has been paid to all Preference Shareholders equal to the aggregate amount of any Unpaid Distributions which were scheduled to be paid in the 12 months before the date of payment of the Optional Dividend;

(g) all Preference Shares have been Redeemed or Converted; or

(h) a Special Resolution of the Preference Shareholders has been passed approving such action,

and APRA does not otherwise object.

3.11 Restrictions not to apply in certain circumstances

The restrictions in clause 3.10 do not apply to:

(a) pro rata payments on Preference Shares and on Capital Securities ranking equally with Preference Shares in respect of those payments;

(b) repurchases, redemptions or other acquisitions of shares of Westpac in connection with:

(i) any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants of Westpac or any member of the Westpac Group;

(ii) a dividend plan or shareholder share purchase or disposal plan; or

(iii) the issuance of shares of Westpac, or securities convertible into or exercisable for such shares, as consideration in an acquisition transaction entered into prior to the occurrence of the failure to pay a Dividend on the relevant Dividend Payment Date;

(c) an exchange, redemption or conversion of any class or series of Westpac's shares, or any shares of a member of the Westpac Group, for any class or series of Westpac's shares, or of any class or series of Westpac's indebtedness for any class or series of Westpac's shares;

(d) the purchase of fractional interests in shares of Westpac under the conversion or exchange provisions of the shares or the security being converted or exchanged;

(e) any payment or declaration of a dividend in connection with any shareholders' rights plan, or the issuance of rights, shares or other property under any shareholders' rights plan, or the redemption or repurchase of rights pursuant to the plan;

(f) any dividend in the form of shares, warrants, options or other rights where the dividend shares or the shares issuable upon exercise of such warrants, options or other rights are the same class or series of shares as those on which the dividend is being paid or rank equally with or junior to those shares; and

(g) Westpac or any of its controlled entities purchasing shares in Westpac in connection with transactions for the account of customers of Westpac or any of its controlled entities or in connection with the distribution or trading of shares in Westpac in the ordinary course of business.

3.12 Dividends on Preference Shares are preferred

Preference Shareholders are entitled (subject to these Preference Share Terms) to receive Dividends and Gross-Up Amounts:

(a) in priority to holders of Ordinary Shares; and

(b) equally with the holders of Equal Ranking Capital Securities.

4. Conversion or Redemption

4.1 Conversion or Redemption by Preference Shareholders

Preference Shareholders have no right to seek or initiate Conversion or Redemption.

4.2 Conversion Conditions

(a) Where indicated in these terms, Conversion is subject to the satisfaction of the **Conversion Conditions**, which are that:

(i) the Test Conversion Number on the 25th Business Day before the Relevant Date is no greater than 90% of the Maximum Conversion Number (**First Conversion Condition**); and

(ii) the Conversion Number on the Relevant Date is no greater than the Maximum Conversion Number (**Second Conversion Condition**).

(b) Relevant Date means:

(i) for mandatory Conversion, each of the dates set out in clauses 4.4(b)(i) and 4.4(b)(ii);

(ii) for early Conversion, the relevant Conversion Date.

4.3 Test Conversion Number and Maximum Conversion Number

(a) The **Test Conversion Number** means the Conversion Number calculated under clause 4.10(a) using the Test Reference Period and assuming that:

(i) in respect of mandatory Conversion, the Relevant Date is the Mandatory Conversion Date; and

(ii) in respect of early Conversion, the Relevant Date is the Conversion Date notified in the Conversion Notice under clause 4.5(g) or the Early Mandatory Conversion Date (as relevant).

(b) Subject to any adjustments under clauses 4.12 to 4.16, the **Maximum Conversion Number** is equal to the number of Ordinary Shares calculated (to four decimal places) using the following formula:

$$\textbf{Maximum Conversion Number} = \frac{\textbf{Face Value}}{\textbf{0.5} \times \textbf{VWAP}}$$

where:

VWAP (expressed as a dollars and cents amount) means the VWAP during the Reference Period;

where:

Reference Period means the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Preference Share Issue Date.

(c) Westpac will make an announcement to ASX to notify Preference Shareholders of the Maximum Conversion Number within a reasonable period after the Preference Share Issue Date.

4.4 Mandatory Conversion

(a) Subject to clause 5, on the Mandatory Conversion Date, Westpac must Convert all Preference Shares on issue at that date into Ordinary Shares under clauses 4.8 and 4.10.

(b) The **Mandatory Conversion Date** will be the earlier of:

(i) 30 September 2014; and

(ii) the first Dividend Payment Date after 30 September 2014,

on which both Conversion Conditions are satisfied.

(c) If, in respect of any Relevant Date for mandatory Conversion, the First Conversion Condition is not satisfied:

(i) Westpac will make an announcement to ASX not less than 20 Business Days prior to the Relevant Date notifying Preference Shareholders that mandatory Conversion will not proceed on the Relevant Date; and

(ii) Westpac may, subject to APRA's prior written approval, elect to Redeem all (but not some) Preference Shares on the Relevant Date in accordance with clause 4.9 by issuing an Early Conversion/Redemption Notice not less than 20 Business Days prior to the Relevant Date.

4.5 Early Conversion or Redemption

(a) Westpac may serve an Early Conversion/Redemption Notice:

(i) in respect of some or all of the Preference Shares, following the occurrence of a Tax Event or Regulatory Event; or

(ii) in respect of all (but not some) Preference Shares, if an Acquisition Event occurs.

(b) Westpac must notify Preference Shareholders of the occurrence of an Acquisition Event by announcement to ASX as soon as practicable after becoming aware of the occurrence of that event.

(c) If Westpac serves an Early Conversion/Redemption Notice, Westpac must include in that notice which, or which combination, of the following it intends to do in respect of Preference Shares the subject of the notice:

(i) Convert Preference Shares into Ordinary Shares under clauses 4.8 and 4.10; or

(ii) Redeem Preference Shares in accordance with clause 4.9 on the relevant Redemption Date.

(d) Westpac may only apply the mechanisms in clause 4.5(c) if APRA has given its prior written approval to such mechanisms being applied.

(e) Westpac may apply the mechanism in clause 4.5(c)(i) only if the Conversion Conditions are satisfied.

(f) Where Westpac has elected to serve an Early Conversion/Redemption Notice under clause 4.5(a), Westpac must serve the Early Conversion/Redemption Notice:

(i) subject to paragraph (ii), no later than 20 Business Days after APRA has given its prior written approval to the application of any of the mechanisms in clause 4.5(c) in respect of some or all of the Preference Shares; or

(ii) in respect of an Acquisition Event, no later than the 10th Business Day immediately following the Acquisition Event.

(g) If Westpac serves an Early Conversion/Redemption Notice under clause 4.5(a), the Conversion Date or Redemption Date (as appropriate) is the date stated in the Early Conversion/Redemption Notice provided that:

(i) the Conversion Date, where relevant, is a Business Day that is no earlier than 25 Business Days and no later than 30 Business Days after the date of the Early Conversion/Redemption Notice; or,

(ii) the Redemption Date, where relevant, is a Business Day that is no earlier than 10 Business Days and no later than 20 Business Days after the date of the Early Conversion/Redemption Notice.

(h) Subject to clause 4.6, if an Acquisition Event occurs and Westpac has not issued an Early Conversion/Redemption Notice under clause 4.5(a)(ii) within 10 Business Days after the Acquisition Event, Westpac must, provided the Conversion Conditions are satisfied, Convert all Preference Shares on issue on the date which is 40 Business Days after the Acquisition Event (or such other date notified by Westpac which must be within 5 Business Days of that date) (the **Early Mandatory Conversion Date**) into Ordinary Shares under clauses 4.8 and 4.10.

(i) If, in respect of the Relevant Date for early Conversion, the First Conversion Condition is not satisfied:

(i) Westpac will make an announcement to ASX not less than 21 Business Days prior to the Relevant Date notifying Preference Shareholders that Conversion will not proceed on the Relevant Date; and

(ii) Westpac may, subject to APRA's prior written approval, elect to Redeem all (but not some) Preference Shares on the Relevant Date in accordance with clause 4.9 by issuing an Early Conversion/Redemption Notice not less than 21 Business Days prior to the Relevant Date.

4.6 Issue of Ordinary Shares of a successor holding company

Where there is a scheme of arrangement in respect of the replacement of Westpac as the ultimate holding company of the Westpac Group and the successor holding company satisfies the requirements of paragraphs (A) to (D) under the definition of Acquisition Event, mandatory Conversion of the Preference Shares may not occur on the Early Mandatory Conversion Date. Instead, the Preference Share Terms may be amended as contemplated in clause 11.3.

4.7 Early Conversion/Redemption Notice irrevocable

An Early Conversion/Redemption Notice given by Westpac under clause 4.5(a) is irrevocable and may include any other information that Westpac considers necessary or appropriate to effect the Conversion or Redemption in an orderly manner.

4.8 Meaning of Conversion

Each Preference Share, on any Conversion, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm on the Conversion Date. At that time:

(a) all other rights and restrictions conferred on Preference Shares under these Preference Share Terms will no longer have any effect (except for any rights relating to a Dividend payable on or before the Conversion Date and any rights to any allotment of additional Ordinary Shares issued upon Conversion under clause 4.10, which will subsist); and

(b) each Preference Share on Conversion will rank equally with all other Ordinary Shares then on issue and Westpac will issue a statement that the holder of those shares holds a share so ranking.

The variation of the status of, and the rights attaching to, a Preference Share under this clause 4.8 and any allotment of additional Ordinary Shares under clause 4.10 is, for the purposes of these Preference Share Terms, together termed 'Conversion'. Conversion does not constitute redemption, cancellation or buy-back of a Preference Share or an issue, allotment or creation of a new share (other than any additional Ordinary Shares allotted under clause 4.10).

4.9 Meaning of Redemption

Redemption, in respect of a Preference Share, means the Preference Share is redeemed, bought back (other than by an on-market buy-back) or cancelled pursuant to a reduction of capital (or any combination of these) for an amount of cash equal to the Face Value. Subject to APRA's prior written approval (if required), if Westpac elects to Redeem the Preference Shares, the following provisions apply:

(a) Westpac will Redeem the Preference Shares specified in the Early Conversion/Redemption Notice by payment of the Face Value and any due but Unpaid Distributions per Preference Share to the Preference Shareholder on the relevant Redemption Date;

(b) upon payment of the Face Value and any due but Unpaid Distributions per Preference Share, all other rights conferred, or restrictions imposed, by those Preference Shares held by that Preference Shareholder under these Preference Share Terms will no longer have effect;

(c) if the Redemption involves a buy-back of Preference Shares:

(i) each Preference Shareholder agrees to accept the buy-back offer for their Preference Shares to which the Early Conversion/Redemption Notice relates and will be deemed to have sold those Preference Shares to Westpac on the Redemption Date. For the avoidance of doubt, no agreement arises under this clause 4.9(c)(i) until the later of the date the Early Conversion/Redemption Notice is sent to Preference Shareholders, the date all relevant consents to the buy-back have been procured and the record date for the final Dividend to be paid as identified in the Early Conversion/Redemption Notice; and

(ii) if under applicable law Preference Shareholders are entitled to vote on a resolution to approve that buy-back, each Preference Shareholder agrees to vote in favour of that resolution;

(d) if the Redemption involves a reduction of capital with respect to Preference Shares and under applicable law Preference Shareholders are entitled to vote on a resolution to approve that reduction of capital, each Preference Shareholder agrees to vote in favour of that resolution.

4.10 Conversion and issue of Ordinary Shares

(a) On the Conversion Date in respect of any Conversion:

(i) each Preference Share being Converted will Convert into one fully paid Ordinary Share; and

(ii) each Preference Shareholder will be allotted an additional number of fully paid Ordinary Shares for each Preference Share that is being Converted equal to **one less than** the Conversion Number, where the Conversion Number means the number of Ordinary Shares calculated (to four decimal places) using the following formula:

$$\textbf{Conversion Number} = \frac{\textbf{Face Value}}{\textbf{VWAP} \times (1 - \textbf{Conversion Discount})}$$

where:

VWAP (expressed as a dollars and cents amount) means the VWAP during the Reference Period;

where:

Reference Period means for the purpose of calculating the Conversion Number:

(A) for the Test Conversion Number, the period of trading in the Ordinary Shares on ASX on the 25th Business Day before the Relevant Date (or if trading in Ordinary Shares did not occur on that date, the period of trading on the last Business Day prior to that date on which trading in Ordinary Shares occurred) (**Test Reference Period**);

(B) for Conversion in respect of an Acquisition Event, the lesser of:

(1) 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the relevant Conversion Date; and

(2) the number of Business Days that Ordinary Shares are quoted for trading on ASX or the principal securities exchange on which Ordinary Shares are then quoted following the occurrence of the Acquisition Event and preceding, but not including, the relevant Conversion Date,

or if there is no trading in Ordinary Shares after the Acquisition Event, the offer price for Ordinary Shares under the relevant Acquisition Event; and

(C) in all other cases, the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the relevant Conversion Date.

Conversion Discount (expressed as a decimal) means 0.01.

(b) Where the total number of Ordinary Shares that a Preference Shareholder is entitled to in respect of the total number of Preference Shares being Converted at that time includes a fraction, that fraction will be disregarded.

4.11 Adjustments to VWAP

For the purposes of calculating VWAP in clause 4.10(a):

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and Preference Shares will Convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend, cum distribution or cum entitlement shall be reduced by an amount (**Cum Value**) equal to in the case of:

(i) a dividend or other distribution, the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be

included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) an entitlement that is not a dividend or other distribution under clause 4.11(a)(i) and which is traded on ASX on any of those Business Days, the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) an entitlement that is not a dividend or other distribution under clause 4.11(a)(i) and which is not traded on ASX during the Reference Period, the value of the entitlement as reasonably determined by the Westpac Directors;

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and Preference Shares will Convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Westpac Directors as they consider appropriate. Any adjustment made by the Westpac Directors will constitute an alteration to these Preference Share Terms and will be binding on all Preference Shareholders and these Preference Share Terms will be construed accordingly. Any such adjustment will promptly be notified to all Preference Shareholders.

4.12 Adjustments to Maximum Conversion Number for rights issues or bonus issues

(a) Subject to clauses 4.12(b) and 4.12(c), if Westpac makes a rights issue (including an issue of the kind known as a 'jumbo issue', where offers to certain institutional holders, or beneficial holders, are made in advance of offers to other holders) or bonus issue (in either case being a pro rata issue) of Ordinary Shares to Ordinary Shareholders generally, the Maximum Conversion Number will be adjusted immediately under the following formula:

$$\mathbf{CN = CNo \times P \times \frac{(RD + RN)}{(RD \times P) + (RN \times A)}}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement of the rights or bonus issue to ASX up to (and including) the last Business Day of trading cum rights or bonus issue (or if there is no period of cum rights or bonus issue trading, an amount reasonably determined by the Westpac Directors as representing the value of an Ordinary Share cum the rights or bonus issue);

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under the rights or bonus issue;

RN means the number of Ordinary Shares issued under the rights or bonus issue; and

A means the subscription price per Ordinary Share for a rights issue (and is zero in the case of a bonus issue).

(b) No adjustment to the Maximum Conversion Number will occur if **A** exceeds **P**.

(c) Clause 4.12(a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan, share purchase plan or a dividend reinvestment plan.

(d) For the purpose of this clause 4.12, an issue will be regarded as a pro rata issue notwithstanding that Westpac does not make offers to some or all Ordinary Shareholders with registered addresses outside Australia, provided that in so doing Westpac is not in contravention of ASX Listing Rules.

4.13 Adjustments to Maximum Conversion Number for off market buy-backs

(a) Subject to clause 4.13(b), if Westpac undertakes an off market buy-back under a buy-back scheme which but for any applicable restrictions on transfer would be generally available to holders of Ordinary Shares (or otherwise cancels Ordinary Shares for consideration), the Maximum Conversion Number will be adjusted immediately using the following formula:

$$CN = CNo \times P \times \frac{(BD - BN)}{(BD \times P) - (BN \times A)}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the 20 Business Days before the announcement to ASX of the buy-back (or cancellation);

BD means the number of Ordinary Shares on issue immediately before the buy-back (or cancellation);

BN means the number of Ordinary Shares bought back (or cancelled); and

A means the buy-back (or cancellation) price per Ordinary Share.

(b) No adjustment to the Maximum Conversion Number will occur if **P** exceeds **A**.

4.14 Adjustment to Maximum Conversion Number for return of capital

If Westpac makes a pro rata return of capital to holders of Ordinary Shares without cancellation of any Ordinary Shares, the Maximum Conversion Number will be adjusted under the following formula:

$$CN = CNo \times \frac{P}{P - C}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement to ASX of the return of capital up to and including the last Business Day of trading cum the return of capital (or if there is no period of cum return of capital trading, an amount reasonably determined by the Westpac Directors as representing the value of an Ordinary Share cum the return of capital); and

C means with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Westpac Directors) of any other property distributed to Ordinary Shareholders per Ordinary Share (or such lesser amount such that the difference between **P** and **C** is greater than zero).

4.15 Other adjustments to Maximum Conversion Number

Where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, the Maximum Conversion Number shall be adjusted by Westpac as it reasonably considers appropriate (consistently with the way in which the number of Ordinary Shares the subject of an option over Ordinary Shares would have been adjusted under the ASX Listing Rules). Any adjustment made by Westpac will constitute an alteration to these Preference Share Terms and will be binding on all Preference Shareholders and these Preference Share Terms will be construed accordingly. Any such adjustment will promptly be notified to all Preference Shareholders.

4.16 Westpac's sole discretion regarding adjustments to Maximum Conversion Number

Despite the provisions of clauses 4.12 to 4.15, where:

(a) the effect of any of the adjustment provisions set out in clauses 4.12 to 4.15 is not, in the reasonable opinion of Westpac, appropriate in any particular circumstances (including because more than one adjustment provision applies); or

(b) any other event occurs in relation to Westpac that may have a dilutive or concentrative effect on the value of the Ordinary Shares,

and, in the reasonable opinion of Westpac, such occurrence would affect the relative values of Preference Shares and the Ordinary Shares, Westpac may (subject to APRA's prior written approval):

(c) make such alterations to the Face Value and the Maximum Conversion Number as it reasonably considers appropriate or necessary to maintain that relativity; or

(d) extend an entitlement to the Preference Shareholders to participate in such event based upon the number of Ordinary Shares to which those Preference Shareholders would have been entitled if their Preference Shares had been Converted on a date nominated by Westpac to maintain the relativity.

4.17 On-market buy-backs

Subject to APRA's prior written approval (if required), Westpac may buy back Preference Shares at any time and at any price by an on-market buy-back.

4.18 Power of attorney

Each Preference Shareholder irrevocably appoints each of Westpac, its officers and any liquidator or administrator of Westpac (each an **Attorney**) severally to be the attorney of the Preference Shareholder with power in the name and on

behalf of the Preference Shareholder to sign all documents and transfers and do any other thing as may in the Attorney's opinion be necessary or desirable to be done in order for the Preference Shareholder to observe or perform the Preference Shareholder's obligations under these Preference Share Terms including, but not limited to:

(a) accepting any buy-back offer or exercising voting power in relation to any consent or approval required for Redemption or Conversion; or

(b) voting in favour of any scheme of arrangement in respect of the proposed replacement of Westpac as the ultimate holding company of the Westpac Group under which Preference Shareholders may receive shares in the successor holding company and where the scheme does not, in the reasonable opinion of Westpac, otherwise adversely affect the interests of Preference Shareholders; or

(c) as otherwise contemplated under these Preference Share Terms.

The power of attorney given in this clause 4.18 is given for valuable consideration and to secure the performance by the Preference Shareholder of the Preference Shareholder's obligations under these Preference Share Terms and is irrevocable.

5. Transfer Notice

5.1 Transfer Notice

(a) No less than 30 Business Days, and no more than 50 Business Days prior to a Relevant Date for mandatory Conversion, Westpac may issue to Preference Shareholders a notice (**Transfer Notice**) specifying that all Stapled Securities (or following the occurrence of an Assignment Event where Preference Shares remain outstanding, all Preference Shares then outstanding) will be acquired by a party nominated by Westpac (the **Nominated Party**) on the Mandatory Conversion Date for cash for the amount of the Face Value per Stapled Security or Preference Share (as applicable).

(b) The Nominated Party:

(i) may not be an affiliate of Westpac unless otherwise approved by APRA in writing; and

(ii) must have a senior credit rating of either:

(A) "A+" or higher by Standard & Poor's Ratings Services; or

(B) "Aa3" or higher by Moody's Investors Service, Inc.

(c) Westpac must not issue a Transfer Notice if it believes in good faith that there is a more than insubstantial risk that the Nominated Party will be unable (or will otherwise not be required) to fulfil its obligations under the Transfer Notice or that the transfer to the Nominated Party would otherwise not occur.

(d) If, following the issue of a Transfer Notice in respect of the Mandatory Conversion Date, the Nominated Party fails (or is otherwise not required) to fulfil its obligations under the Transfer Notice, then:

(i) the transfer to the Nominated Party will not occur and Preference Shareholders will continue to hold the Stapled Securities (or following an Assignment Event, the Preference Shares); and

(ii) Conversion to Ordinary Shares will not occur on that date, but may, subject to satisfaction of the Conversion Conditions, occur on the next possible Mandatory Conversion Date.

(e) A Transfer Notice given in accordance with this clause 5.1 shall bind Preference Shareholders in accordance with its terms.

5.2 Early Transfer Notice

(a) Following the occurrence of a Tax Event, Regulatory Event or Acquisition Event, Westpac may issue to Preference Shareholders a notice (an **Early Transfer Notice**) specifying that all Stapled Securities or, following the occurrence of an Assignment Event where the Preference Shares remain outstanding, all Preference Shares then outstanding, will be acquired by the Nominated Party on the relevant Conversion Date for cash equal to the Face Value per Stapled Security or Preference Share (as applicable). If Westpac serves an Early Transfer Notice under this clause, the Conversion Date is the date stated in the Early Transfer Notice provided that the Conversion Date is a Business Day that is no later than 30 Business Days after the date of the Early Transfer Notice.

(b) Clauses 5.1(b) to (e) apply to an Early Transfer Notice given under clause 5.2 as if references to "Transfer Notice" were references to "Early Transfer Notice" and references to "Mandatory Conversion Date" were references to "Conversion Date".

6. Preference Shares general rights

6.1 Ranking on winding-up

Preference Shares and due but unpaid Dividends on them will rank upon a winding-up of Westpac:

(a) senior to Ordinary Shares;

(b) senior to any Junior Ranking Capital Securities;

(c) equally among themselves and with all other Equal Ranking Capital Securities;

(d) junior to, equally with or senior to any other notes or preference shares Westpac may issue, as may be designated in the terms of issue for such notes or preference shares; and

(e) junior to, and are conditional on the prior payment in full of, the claims of all Senior Creditors.

6.2 Not deposit liabilities

Preference Shares are not deposit liabilities of Westpac and are not subject to the depositor protection provisions of Australian banking legislation.

6.3 Further issues

Westpac reserves the right to issue further Preference Shares or preference shares, or permit the exchange of shares to preference shares, which rank senior to, equally with or behind existing Preference Shares, whether in respect of dividends, return of capital on a winding-up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing Preference Shares.

6.4 No set-off

Any amount due to a Preference Shareholder in respect of Preference Shares may not be set off against any claims by Westpac on the Preference Shareholder.

6.5 Return of capital

If there is a return of capital on a winding-up of Westpac, Preference Shareholders will be entitled to receive out of the assets of Westpac available for distribution to holders of shares and securities of Westpac, in respect of each Preference Share held, an amount of cash (**Liquidation Sum**) equal to the sum of:

(a) the amount of any Unpaid Distributions; and

(b) the Face Value,

before any return of capital is made to Ordinary Shareholders or any other Junior Ranking Capital Securities. A winding up of Westpac is the only form of default which could occur in respect of the Preference Shares which would give rise to an obligation on Westpac to pay the Liquidation Sum, and does not affect the subordination of the Preference Shares as set out in clause 6.1.

6.6 Shortfall on winding-up

If, upon a return of capital on a winding-up of Westpac, there are insufficient funds to pay in full the Liquidation Sum and the amounts payable in respect of any other shares or securities in Westpac ranking equally with Preference Shares on a winding-up of Westpac, Preference Shareholders and the holders of any such other shares and securities will share in any distribution of assets of Westpac in proportion to the amounts to which they are entitled respectively.

6.7 No participation in surplus assets

Preference Shares do not confer on their Preference Shareholders any further right to participate in the surplus assets of Westpac on a winding-up of Westpac beyond payment of the Liquidation Sum.

6.8 No other rights

Preference Shares do not confer on Preference Shareholders any right to participate in profits or property of Westpac except as set out in these Preference Share Terms.

Preference Shares do not confer on Preference Shareholders any right to subscribe for new securities in Westpac or to participate in any bonus issues of shares in Westpac's capital.

7. Voting rights

7.1 Voting

Preference Shareholders will not be entitled to vote at any general meeting of Westpac except in the following circumstances:

(a) on a proposal:

  (i) to reduce the share capital of Westpac;

  (ii) that affects rights attached to Preference Shares;

  (iii) to wind up Westpac; or

  (iv) for the disposal of the whole of the property, business and undertaking of Westpac;

(b) on a resolution to approve the terms of a share buy-back agreement other than a resolution to approve a Redemption;

(c) during a period in which a Dividend or part of a Dividend is in arrears; or

(d) during the winding-up of Westpac.

7.2 General meeting

At a general meeting of Westpac, Preference Shareholders are entitled, when entitled to vote in respect of the matters listed in clause 7.1:

(a) on a show of hands, to exercise one vote; and

(b) on a poll, to one vote for each Preference Share.

8. Notice and reports

Each Preference Shareholder is entitled to receive notice of any general meeting of Westpac and a copy of every circular and like document sent out by Westpac to Ordinary Shareholders and to attend and speak at general meetings of Westpac.

9. Payments

(a) Any Dividend or Optional Dividend or other money payable on or in respect of the Preference Shares must be paid:

(i) in Australian dollars only; and

(ii) free of any set off, deduction or counter claim except as required by law.

(b) All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Preference Shareholder's aggregate holding of Preference Shares, any fraction of a cent will be disregarded.

(c) If the date scheduled for any payment under these Preference Share Terms is not a Business Day, then the payment will be made on the next Business Day (and without any interest or other payment in respect of such delay).

(d) Westpac may pay a person entitled to any Dividend or Optional Dividend or other amount payable in respect of a Preference Share by:

(i) crediting an account nominated in writing by that person;

(ii) cheque made payable to the person, sent to the address of that person as notified to Westpac by that person; or

(iii) any other manner as Westpac determines.

(e) Westpac may send a cheque referred to in clause 9(d)(ii), if relevant, to:

(i) the address in the Register of the Preference Shareholder;

(ii) if that Preference Share is jointly held, the address in the Register of the Preference Shareholder named first in the Register in respect of the Preference Share; or

(iii) any other address which that person directs in writing.

(f) If Westpac decides to make a payment by electronic or other means determined under clause 9(d)(iii) and an account is not nominated by the Preference Shareholder or joint Preference Shareholder, Westpac may hold the amount payable in a separate account of Westpac until the Preference Shareholder or joint Preference Shareholder nominate an account, without any obligation to pay interest, and the amount so held is to be treated as having been paid to the Preference Shareholder or joint Preference Shareholder at the time it is credited to that separate account of Westpac.

(g) All amounts payable but unclaimed may be invested by Westpac as it thinks fit for the benefit of Westpac until claimed or until required to be dealt with in accordance with any law relating to unclaimed monies.

(h) Westpac, in its absolute discretion, may withhold payment to a Preference Shareholder where it is required to do so under any applicable law, including any law prohibiting dealings with terrorist organisations or money laundering, or any other type of sanction, or where it has reasonable grounds to suspect that the Preference Shareholder may be subject to any such law or sanction or involved in acts of terrorism or money laundering, and may deal with such payment and the Preference Shareholder's Preference Shares in accordance with such applicable law or the requirements of any relevant government or regulatory authority. Westpac shall not be liable for any costs or loss suffered by a Preference Shareholder in exercising its discretion under this clause, even where a Preference Shareholder later demonstrates that they were not subject to such law or sanction.

10. Quotation

Westpac must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure quotation of Preference Shares on the financial market operated by ASX.

11. Amendment of these Preference Share Terms

11.1 Amendment without consent

Subject to complying with all applicable laws and with APRA's prior written approval (except in the case of paragraph (a)(iii) below), Westpac may, without the authority, assent or approval of Preference Shareholders, amend these Preference Share Terms:

(a) if Westpac is of the opinion that the amendment is:

(i) of a formal, minor or technical nature;

(ii) made to cure any ambiguity;

(iii) made to correct any manifest error;

(iv) expedient for the purpose of enabling the Preference Shares or the Stapled Securities to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and it is otherwise not considered by Westpac to be materially prejudicial to the interests of Preference Shareholders or holders of Stapled Securities as a whole;

(v) necessary to comply with the provisions of any statute, the requirements of any statutory authority the ASX Listing Rules or the listing or quotation requirements of any stock exchange on which the Preference Shares or the Stapled Securities are quoted; or

(vi) effected under clause 4.11(c), 4.15 or 4.16;

(b) generally, in any case where such amendment is considered by Westpac not to be materially prejudicial to the interests of Preference Shareholders or holders of Stapled Securities as a whole.

11.2 Amendment with consent

Without limiting clause 11.1, Westpac may, with APRA's prior written approval, amend these Preference Share Terms if the amendment has been approved by a Special Resolution.

11.3 Amendment for successor holding company

(a) Westpac may, with APRA's prior written approval, but without the authority, assent or approval of Preference Shareholders, amend these Preference Share Terms if Westpac is replaced as the ultimate holding company of the Westpac Group (the **Replacement**), to the extent necessary, and subject to complying with all relevant laws, to ensure that Preference Shareholders may, if appropriate, participate in any relevant arrangements in respect of or in connection with the Replacement.

(b) If any amendment under clause 11.3(a) would result in ordinary shares of the successor holding company being issued to Preference Shareholders, each Preference Shareholder agrees to become a member of the successor holding company immediately prior to the issue of those shares and appoints Westpac as its attorney as contemplated under clause 4.18 to do all things necessary or desirable to give effect to this clause 11.3(b).

(c) Nothing in this clause 11.3 prevents Westpac from proposing, or limits, any scheme of arrangement or other similar proposal that may be put to Preference Shareholders or other members of Westpac.

11.4 Meanings

In this clause **amend** includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

12. Governing Law

These Preference Share Terms are governed by the laws of New South Wales, Australia. Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and agrees that it will not object to the venue or claim that the relevant action or proceedings have been brought in an inconvenient forum.

13. Definitions and interpretation

13.1 Definitions

The following words and expressions in bold have these meanings in these Preference Share Terms unless the contrary intention appears or the context otherwise requires.

Acquisition Event means:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is, or becomes, unconditional and the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

(b) a court orders one or more meetings to be convened to approve a scheme of arrangement under Part 5.1 of the Corporations Act which scheme would result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented and either:

(i) the relevant classes of members pass a resolution approving the scheme; or

(ii) an independent expert issues a report that the proposals in connection with the scheme are in the best interests of the holders of Ordinary Shares; or

(iii) Preference Shareholders are treated as being a separate class for the purposes of a scheme of arrangement in respect of the replacement of Westpac as the ultimate holding company of the Westpac Group.

Notwithstanding the foregoing, the proposed replacement of Westpac as the ultimate holding company of the Westpac Group shall not constitute an Acquisition Event if:

(A) the proposed successor holding company complies with all applicable legal requirements and obtains any necessary regulatory approvals (including APRA's prior written approval);

(B) the proposed successor holding company agrees to take any necessary action to give effect to an amendment to the Preference Share Terms as contemplated in clause 11.3(a);

(C) the ordinary shares of the proposed successor holding company are to be listed on an internationally recognised stock exchange; and

(D) the proposed replacement of Westpac and the events described in paragraphs (A) to (C) would not, in the reasonable opinion of Westpac, otherwise adversely affect the interests of Preference Shareholders.

Administrative Action means any judicial decision, official administrative pronouncement or action, published or private ruling, interpretative decision, regulatory procedure or policy, application of a regulatory procedure or policy and any notice or announcement (including any notice or announcement of intent to adopt or make any of those things).

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any authority succeeding to its powers or responsibilities.

Assignee has the same meaning as in the Note Terms.

Assignment Event has the same meaning as in the Note Terms.

Assignment Event Date has the same meaning as in the Note Terms.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX from time to time with any modifications or waivers in their application to Westpac, which ASX may grant.

ASX Market Rules means the operating rules of ASX from time to time.

Bank Bill Rate has the meaning given to that term in clause 3.2.

Business Day means a business day as defined in the ASX Listing Rules.

Capital Securities means shares or any equity, hybrid or subordinated debt capital security (whether comprised of one or more instruments) issued by Westpac excluding the Preference Shares. **Capital Security** has the corresponding meaning.

Conversion has the meaning given in clause 4.8 and includes mandatory Conversion under clauses 4.4 and 4.5(h) and **Convert** and **Converted** have corresponding meanings.

Conversion Conditions has the meaning given to that term in clause 4.2.

Conversion Date means the Mandatory Conversion Date, the Early Mandatory Conversion Date or, in respect of early Conversion, the date on which Conversion is to occur as notified in the Early Conversion/Redemption Notice under clause 4.5(g), as the context requires.

Conversion Number has the meaning given to that term in clause 4.10.

Corporations Act means the *Corporations Act 2001* (Cth).

Distributable Profits means the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits.

Dividend has the meaning given to that term in clause 3.2.

Dividend Payment Date has the meaning given to that term in clause 3.7 whether or not a Dividend and Gross-Up Amount is paid on that date.

Dividend Period has the meaning given to that term in clause 3.2.

Dividend Rate has the meaning given to that term in clause 3.2.

Early Conversion/Redemption Notice means a notice given by Westpac to a Preference Shareholder under clause 4.4(c)(ii) or 4.5(a).

Early Mandatory Conversion Date has the meaning given to that term in clause 4.5(h).

Equal Ranking Capital Securities means:

(a) in the case of a dividend, distribution or interest in respect of the Capital Security, a Capital Security (including TPS 2003 Preference Shares, TPS 2004 Preference Shares, TPS 2006 Preference Shares and SPS 2008 Preference Shares) which ranks or is expressed to rank for payment of the dividend, distribution or interest equally with Preference Shares; and

(b) in the case of redemption or repayment of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including TPS 2003 Preference Shares, TPS 2004 Preference shares, TPS 2006 Preference Shares and SPS 2008 Preference Shares) which ranks or is expressed to rank equally with Preference Shares for repayment or a return of capital if Westpac is wound up.

Face Value has the meaning given to that term in clause 1(b).

Franking Rate has the meaning given to that term in clause 3.3.

Gross-Up Amount has the meaning given to that term in clause 3.3.

Initial Purchaser means Macquarie Group Holdings New Zealand Limited.

Interest has the meaning given to that term in the Note Terms.

Interest Payment Date has the meaning given to that term in the Note Terms.

Junior Ranking Capital Securities means:

(a) in the case of a dividend, distribution or interest in respect of the Capital Security, a Capital Security which ranks for payment of the dividend, distribution or interest behind Preference Shares; and

(b) in the case of redemption or repayment of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security which:

(i) is, or is expressed to be, subordinated on a winding-up of Westpac to the claims of Preference Shareholders; or

(ii) ranks behind Preference Shares for repayment or a return of capital if Westpac is wound up.

Level 1 and Level 2 means those terms as defined by APRA from time to time.

Level 1 Distributable Profits means:

(a) the aggregate of the consolidated profits after tax of Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 1 basis (calculated before any dividends or distributions on Westpac's Upper Tier 2 Capital and Tier 1 Capital (on a Level 1 basis)) for the immediately preceding two six-monthly financial periods for which results have been publicly announced (or such other amount as determined by APRA in its discretion to be appropriate in Westpac's circumstances for the purposes of paying dividends or distributions on Westpac's Upper Tier 2 and Tier 1 Capital on a Level 1 basis), less

(b) the aggregate amount of dividends or distributions paid or payable by Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 1 basis, on its Upper Tier 2 Capital and Tier 1 Capital in the twelve months to and including the applicable Dividend Payment Date, but excluding:

(i) dividends or distributions paid or payable to a member of the Level 1 group; and

(ii) dividends or distributions payable in relation to the Stapled Securities on the applicable Dividend Payment Date.

Level 2 Distributable Profits means:

(a) the aggregate of the consolidated profits after tax of Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 2 basis (calculated before any dividends or distributions on Westpac's Upper Tier 2 Capital and Tier 1 Capital (on a Level 2 basis)) for the immediately preceding two six-monthly financial periods for which results have been publicly announced (or such other amount as determined by APRA in its discretion to be appropriate in Westpac's circumstances for the purposes of paying dividends or distributions on Westpac's Upper Tier 2 and Tier 1 Capital on a Level 2 basis), less

(b) the aggregate amount of dividends or distributions paid or payable by Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 2 basis, on Upper Tier 2 Capital and Tier 1 Capital (on a Level 2 basis) in the twelve months to and including the applicable Dividend Payment Date, but excluding:

(i) dividends or distributions paid or payable to a member of the Level 2 group; and

(ii) dividends or distributions payable in relation to the Stapled Securities on the applicable Dividend Payment Date.

Liquidation Sum has the meaning given in clause 6.5.

Mandatory Conversion Date has the meaning given to that term in clause 4.4(b).

Market Rate has the meaning given in the Note Terms.

Maximum Conversion Number has the meaning given to that term in clause 4.3(b).

Nominated Party has the meaning given to that term in clause 5.1(a).

Note means fully paid, perpetual, unsecured, non-cumulative, subordinated notes having the terms set out in the Note Terms and issued under the Note Deed Poll.

Note Deed Poll means the deed poll executed by Westpac on or about 20 February 2009.

Note Margin has the meaning given in the Note Terms.

Note Terms means the terms of issue of the Notes.

Optional Dividend has the meaning given to that term in clause 3.6.

Ordinary Share means a fully paid ordinary share in the capital of Westpac.

Ordinary Shareholder means a person whose name is registered as the holder of an Ordinary Share.

Preference Share has the meaning given in clause 1(a).

Preference Share Issue Date means the date on which Preference Shares are issued, which is expected to be on or about 31 March 2009.

Preference Share Margin has the meaning given to that term in clause 3.2.

Preference Share Terms means these terms of issue of Preference Shares.

Preference Shareholder means a person entered on the Register of Shareholders as the holder of a Preference Share.

Record Date means for payment of:

(a) a Dividend and Gross-Up Amount, the date which is 7 calendar days before the Dividend Payment Date for that Dividend and Gross-Up Amount; and

(b) an Optional Dividend, the date prior to the date of payment of the Optional Dividend that is determined by Westpac,

or such other date as may be required by ASX and adopted by Westpac.

Redemption has the meaning given in clause 4.9 and **Redeem** and **Redeemed** have corresponding meanings.

Reference Period has the meaning given in clause 4.10(a).

Redemption Date means the date on which Redemption is to occur as notified in the Early Conversion/Redemption Notice under clause 4.5(g).

Register of Noteholders means the register of the holders of Notes maintained by Westpac or its agent and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASTC.

Register of Shareholders means the register of the holders of Preference Shares maintained by Westpac or its agent and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASTC.

Regulatory Event means either:

(a) receipt by Westpac of advice from a reputable legal counsel to the effect that, as a result of:

(i) any amendment to, clarification of, or change (including any announcement of a prospective change) in, the laws or regulations of Australia; or

(ii) any Administrative Action or any amendment to, clarification of, or change in an Administrative Action,

in each case, by any legislative body, court, governmental authority or regulatory body (irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known), which amendment, clarification, change or Administrative Action is effective or Administrative Action is announced on or after the Preference Share Issue Date (whether or not the subject of a notice or announcement prior to that date) (including clarification that does not change the law but differs from Westpac's understanding of the law at the Preference Share Issue Date):

(i) additional requirements would be imposed on Westpac in relation to the Preference Shares or, prior to the occurrence of an Assignment Event, the Stapled Securities; or

(ii) there would be a negative impact on Westpac or holders of Preference Shares or, prior to the occurrence of an Assignment Event, the holders of Stapled Securities,

which Westpac determines, at its sole discretion, to be unacceptable; or

(b) the determination by Westpac (at its sole discretion) that there is a risk that the Stapled Securities, or following an Assignment Event, the Preference Shares will not be included (in whole or in part) in Westpac's non-innovative residual Tier 1 Capital on a Level 1 or Level 2 basis (except where the non-inclusion results by reason only of any applicable limitation on the amount or composition of Westpac's Tier 1 Capital on a Level 1 or Level 2 basis).

Relevant Date has the meaning given to that term in clause 4.2(b).

Senior Creditors means all creditors of Westpac (present and future), including depositors of Westpac and all holders of Westpac's senior or subordinated debt:

(a) whose claims are admitted in the winding-up of Westpac; and

(b) whose claims are not made as holders of indebtedness arising under:

(i) an Equal Ranking Capital Security; or

(ii) a Junior Ranking Capital Security.

SPS 2008 Preference Shares means the preference shares of Westpac designated as SPS 2008 Series 1 Preference Shares.

Special Resolution means:

(a) a resolution passed at a meeting of Preference Shareholders or Noteholders (as the case may be) by a majority of at least 75% of the votes validly cast by Preference Shareholders or Noteholders (as the case may be) in person or by proxy and entitled to vote on the resolution; or

(b) the written approval of Preference Shareholders or Noteholders (as the case may be) holding at least 75% of the Preference Shares or Notes (as the case may be) on issue.

Stapled means the state that results from Stapling.

Stapled Security means a Preference Share Stapled to a Note.

Stapling means the linking together of a Preference Share to a Note together with the restrictions on transfers of Notes and Preference Shares in clauses 2.1 and 2.4 of the Note Terms and clauses 2.1 and 2.4 of these Preference Share Terms.

Substituted Issuer has the meaning given to that term in the Note Terms.

Tax Act means:

(a) the Income *Tax Assessment Act 1936* (Cth) or the *Income Tax Assessment Act 1997* (Cth) as the case may be and a reference to any section of the *Income Tax Assessment Act 1936* (Cth) includes a reference to that section as rewritten in the *Income Tax Assessment Act 1997* (Cth); and

(b) any other law setting the rate of income tax payable; and

(c) any regulation made under such laws.

Tax Event means:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties (or any regulations made under such laws or treaties) of any jurisdiction or any political subdivision or taxing authority of the jurisdiction;

(b) any Administrative Action or any amendment to, clarification of, or change in, an Administrative Action,

in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known, which amendment, clarification, change or Administrative Action is effective, or which Administrative Action is announced, on or after the Preference Share Issue Date (whether or not the subject of a notice or announcement prior to that date), where Westpac has received an opinion from a reputable legal counsel or other tax adviser experienced in such matters to the effect that, as a result of such amendment, clarification, change or Administration Action (or amendment, clarification or change in respect of an Administrative Action), there is more than an insubstantial risk that:

(a) the Westpac Group would be exposed to a more than *de minimis* increase in its costs, including non-deductibility of interest or the obligation to gross up for withholding tax, in relation to the Stapled Securities, the Preference Shares or any of the loans arising from the application of funds raised from the Stapled Securities, or any holder of Stapled Securities or Preference Shares would be exposed to such an increase in relation to the Stapled Securities or the Preference Shares; or

(b) there would be more than a *de minimis* increase in the taxes, duties or government charges imposed on the Westpac Group in respect of or resulting from the Stapled Securities or the Preference Shares, or loans arising from the application of funds raised from the Stapled Securities or imposed on any holder of Stapled Securities or Preference Shares; or

(c) Preference Shares or Notes would not be treated as equity interests for Australian taxation purposes or any Dividend or Interest would not be a frankable distribution within the meaning of Division 202 of the Tax Act or holders of Preference Shares or Notes would be denied or otherwise not be entitled to franking credit benefits in respect of frankable distributions (other than where the Preference Shareholder's lack of entitlement to franking credit benefits in respect of frankable distributions is a result of the actions of the Preference Shareholder) or franking debits would be posted to Westpac's franking account.

Tax Rate has the meaning given to that term in clause 3.2.

Test Conversion Number has the meaning given to that term in clause 4.3.

Test Reference Period has the meaning given to that term in clause 4.10.

Tier 1 Capital means at any time any equity, debt or hybrid so described by APRA.

TPS 2003 Preference Shares means the preference shares of Westpac designated as 2003 Series 1 Preference Shares.

TPS 2004 Preference Shares means the preference shares of Westpac designated as 2004 Series 1 Preference Shares.

TPS 2006 Preference Shares means the preference shares of Westpac designated as 2006 Series 1 Preference Shares.

Unpaid Distributions means any unpaid Dividends and Gross-Up Amount in respect of the Preference Shares (including an Optional Dividend) and any unpaid Interest and Gross-Up Amount in respect of the Notes.

Unstapled means:

(a) in relation to a Preference Share, not being Stapled to a Note; and

(b) in relation to a Note, not being Stapled to a Preference Share.

Upper Tier 2 Capital means at any time any equity, debt or hybrid so described by APRA.

VWAP means, subject to any adjustments under clause 4.11, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any "crossing" transacted outside the "Open Session State" or any "special crossing" transacted at any time, each as defined in the ASX Market Rules or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

Westpac means Westpac Banking Corporation (ABN 33 007 457 141).

Westpac Directors means some or all of the directors of Westpac acting as a board.

Westpac Group means Westpac and its controlled entities.

13.2 Interpretation

The following rules of interpretation apply in these Preference Share Terms unless the contrary intention appears or the context otherwise requires.

(a) Definitions and interpretation under Westpac's constitution will also apply to these Preference Share Terms unless the contrary intention is expressed.

(b) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Preference Share Terms and Westpac's constitution then, to the maximum extent permitted by law, the provisions of these Preference Share Terms will prevail.

(c) Unless otherwise specified, the Westpac Directors may exercise all powers of Westpac under these Preference Share Terms as are not, by the Corporations Act or by Westpac's constitution, required to be exercised by Westpac in general meeting.

(d) Notices may be given by Westpac to a Preference Shareholder in the manner prescribed by Westpac's constitution for the giving of notices to members of Westpac and the relevant provisions of Westpac's constitution apply with all necessary modification to notices to Preference Shareholders.

(e) Unless otherwise specified, a reference to a clause is a reference to a clause of these Preference Share Terms.

(f) If a calculation is required under these Preference Share Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(g) If a payment is required to be made under these Preference Share Terms, unless the contrary intention is expressed, the payment will be made in Australian dollars only.

(h) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to Westpac only if Westpac is an entity, or the holding company of an entity, subject to regulation and supervision by APRA at the relevant time.

(i) Any provisions in these Preference Share Terms requiring the prior written approval by APRA for a particular course of action to be taken by Westpac do not imply that APRA has given its consent or approval to the particular action as of the Preference Share Issue Date.

(j) The terms takeover bid, relevant interest, scheme of arrangement, buy-back and on-market buy-back when used in these Preference Share Terms have the meaning given in the Corporations Act.

(k) Headings and boldings are for convenience only and do not affect the interpretation of these Preference Share Terms.

(l) The singular includes the plural and vice versa.

(m) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(n) If an event under these Preference Share Terms must occur on a stipulated day which is not a Business Day, then the event will be done on the next Business Day.

(o) A reference to $, dollars or cents is a reference to the lawful currency of Australia. A reference to time in these Preference Share Terms is a reference to Sydney, New South Wales, Australia time.

(p) Calculations, elections and determinations made by Westpac under these Preference Share Terms are binding on Preference Shareholders in the absence of manifest error.

(q) If any provision of these Preference Share Terms is prohibited or unenforceable in its terms but would not be prohibited or unenforceable if it were read down, and is capable of being read down, that provision must be read down accordingly. If, despite this clause, a provision is still prohibited or unenforceable, if the provision would not be prohibited or unenforceable if a word or words were omitted, the relevant words must be severed and, in any other case, the whole provision must be severed. However, the remaining provisions of the Preference Share Terms are of full force and effect.

Appendix C Note Terms

C

Appendix C – Note Terms

1 Form, Issue Price and acting through branch

1.1 Form

Notes are fully paid, perpetual, unsecured, non-cumulative, subordinated notes. They are debt obligations of Westpac and constituted under and issued on the terms set out in the Note Deed Poll and these Note Terms. Noteholders are entitled to the benefit of and are bound by the provisions of the Note Deed Poll and these Note Terms.

1.2 Issue Price

Each Note will be issued by Westpac (through its New York branch) as fully paid at an issue price of $100 (**Issue Price**).

1.3 Acting through New York branch

(a) Subject to clause 8, although these Note Terms are entered into by Westpac initially through its New York branch and the Notes will be taken to be issued in New York, the obligations of Westpac are not limited to the New York assets of Westpac. If Westpac is unable to make a payment under the Notes from the New York branch (or any other branch through which it elects to act in respect of the Notes), it shall make the payment from some other branch on behalf of the branch through which it elects to act in respect of the Notes.

(b) Subject to these Note Terms, Westpac may by notice to Noteholders change the branch through which it elects to act in respect of the Notes.

(c) Westpac will not change the branch through which it elects to act in respect of the Notes if the issue or performance of the Notes would be illegal in the jurisdiction in which the proposed new branch is located.

1.4 Register of Noteholders conclusive, non-recognition of interests

Entries in the Register of Noteholders in relation to a Note constitute conclusive evidence that the person so entered is the absolute owner of the Note subject to correction for fraud or error. Except as required by law, Westpac:

(a) must treat the person entered in the Register of Noteholders as the absolute owner of that Note; and

(b) is not required to recognise:

(i) a person as holding a Note on any trust; or

(ii) any other interest in any Note or any other right in respect of a Note except an absolute right of ownership in the registered holder of a Note, whether or not it has notice of the interest or right.

1.5 Joint holders of Notes

(a) Where two or more persons are registered as the joint holders of a Note then they are taken to hold the Note as joint tenants with rights of survivorship, but Westpac is not bound:

(i) to register more than three persons as joint holders of a Note; or

(ii) to issue more than one certificate or holding statement in respect of a Note jointly held.

(b) If a Noteholder who owns a Note jointly dies, Westpac will recognise only the survivor or survivors as being entitled to the Noteholder's interest in the Note.

(c) Interest or other money payable in respect of a Note that is held jointly may be paid to the Noteholder whose name appears first on the Register of Noteholders.

(d) If a Note is held jointly, and more than one Noteholder votes in respect of that Note, only the vote of the Noteholder whose name appears first on the Register of Noteholders counts.

(e) The joint holders of a Note are counted as a single holder of that Note for the purposes of calculating the number of Noteholders or persons who have requisitioned a meeting of Noteholders.

(f) Each of the joint holders of a Note are jointly and severally liable for all payments including payment of any tax, which is to be made in respect of the Notes.

1.6 Agreed tax treatment

Westpac, any Substituted Issuer, each Noteholder and each beneficial owner of any Stapled Security, any Note or any Preference Share agree to treat the Notes and the Preference Shares as equity for United States, federal, state and local income and franchise tax purposes.

2 Stapling, transfer and transmission

2.1 Stapling

(a) Stapling shall automatically take place immediately after the time that the Initial Purchaser is entered into the Register of Shareholders as the first holder of Preference Shares (the Initial Purchaser having prior to that time been entered into the Register of Noteholders as the first holder of Notes) such that Notes previously issued are linked together with Preference Shares which are on issue on a one to one basis.

(b) While Stapling applies, so far as the law permits, one Note and one Preference Share together comprise one Stapled Security.

(c) While Stapling applies, Westpac must not:

(i) do any act, matter or thing (including registering any transfer of any Note or Preference Share); or

(ii) refrain from doing any act, matter or thing,

if to do so or refrain from doing so (as the case may be) would result directly or indirectly in any Note or Preference Share no longer being Stapled (except as provided in clauses 2.2 and 4).

2.2 Cessation of Stapling

Once Stapled, all Preference Shares continue to be Stapled to Notes on a one to one basis, and vice versa, until the occurrence of an Assignment Event (for those specified Stapled Securities) in which case each Preference Share and each Note (which comprise those Stapled Securities in relation to which an Assignment Event has occurred) is automatically Unstapled at that time.

2.3 Register

Westpac must ensure that the Register of Noteholders is maintained and that it records the names of the Noteholders, the number of Notes held, the number of Preference Shares held by a Noteholder and any additional information required by the Corporations Act or the ASX Listing Rules. Westpac may maintain the Register of Noteholders jointly with the Register of Shareholders maintained by Westpac.

2.4 Restriction on transfers

(a) If a Preference Share is Stapled to a Note, no transfer of a Preference Share may occur from a transferor to a transferee without the Note that is Stapled to that Preference Share being also transferred at the same time by the same transferor to the same transferee, and vice versa. Westpac must refuse to register any transfer of such Preference Share which is Stapled to a Note, if that transfer is not accompanied by a transfer of the Note that is Stapled to that Preference Share by the same transferor to the same transferee at the same time.

(b) If a Preference Share is Stapled to a Note, it cannot be transferred or assigned or mortgaged, charged or otherwise encumbered separately from the Note that is Stapled to it, and vice versa.

(c) Subject to clause 2.4(a) and 2.4(b), where the first transferor of a Note has made an irrevocable offer to assign the Note to the Assignee, on registration of a Note in a transferee's name in the Register of Noteholders, the transferee (and any successor transferees) will be taken to be bound by, and subject to the terms of, the offer made by the first transferor, to assign the Note to the Assignee and on the occurrence of an Assignment Event, the Note will be transferred to the Assignee without any further action being required by the transferee.

(d) Subject to clause 2.4(a), 2.4(b) and 2.4(c), there is no restriction on the transfer or assignment of Notes.

2.5 Electronic securities transfer system

If Westpac participates, or to enable Westpac to participate, in any computerised or electronic securities transfer system for the transfer of Notes or Stapled Securities, Westpac may do all things which it considers necessary, required or authorised by the Corporations Act, the ASX Listing Rules or the ASTC Settlement Rules in connection with that system (including requesting the ASTC to apply a holding lock to prevent a transfer of Notes or Stapled Securities the subject of the ASTC Settlement Rules if Westpac thinks fit).

2.6 Forms of instrument of transfer

(a) Subject to the ASX Listing Rules and to clauses 2.4, 2.7 and 2.8, a transfer of any Note may be effected by:

(i) a proper ASTC transfer, which is to be in the form required or permitted by the Corporations Act and/or the ASTC Settlement Rules;

(ii) any other computerised or electronic securities transfer system in which Westpac participates for the transfer of Notes or Stapled Securities in accordance with the rules of that system;

(iii) an instrument in writing in any usual or common form or in any other form that Westpac approves; or

(iv) any other method of transfer of marketable securities which is recognised by the Corporations Act, ASTC and ASX and is approved by Westpac.

(b) If an instrument of transfer is to be used to transfer a Note or Stapled Security in accordance with clause 2.6(a)(iii), it must be:

(i) a proper instrument of transfer within the meaning of the Corporations Act and a sufficient transfer of marketable securities within the meaning of the Corporations Act; and

(ii) properly stamped (if necessary) and left for registration at the place where the Register of Noteholders is maintained (or any other place Westpac determines), accompanied by the information Westpac (or its agent which maintains the Register of Noteholders) properly requires to show the right of the transferor to make the transfer.

2.7 Effect of registration, no charge for registration

Subject to clause 4:

(a) except in the case of a proper ASTC transfer, a transferor of a Note remains the holder of the Note the subject of the transfer until the transfer is registered and the name of the transferee is entered in the Register of Noteholders;

(b) a proper ASTC transfer will be considered to be recorded in the Register of Noteholders, and the name of the transferee to be registered as the holder of the Notes set out in that proper ASTC transfer, as prescribed in the ASTC Settlement Rules from time to time.

A transfer or transmission of a Note passes the right to any interest and other amounts and any other rights on the Notes and assumes the burden of any obligation on the Note on registration. Any transferee or assignee of a Note takes a transfer or assignment of that Note subject to, and agrees to be bound by, these Note Terms.

Transfers of Notes will be registered without charge by Westpac to the transferor or the transferee.

2.8 Refusal to register and written notice of holding lock or refusal

(a) Westpac may refuse to register any transfer of a Note:

(i) if the registration of the transfer would result in a contravention of or failure to observe the provisions of these Note Terms, any applicable law, the ASX Listing Rules or the ASTC Settlement Rules;

(ii) if permitted to do so under these Note Terms, any applicable law, the ASX Listing Rules or the ASTC Settlement Rules; or

(iii) after the Assignment Event Date (except that it will not refuse to register the transfer of the Note to the Assignee).

(b) If in the exercise of its rights under these Note Terms Westpac requests application of a holding lock to prevent a transfer of Notes or Stapled Securities or refuses to register a transfer of Notes or Stapled Securities, it must give written notice of the request or refusal to the holder of the Notes or Stapled Securities, to the transferee and the party lodging the transfer (if any). Failure to give such notice does not invalidate the decision of Westpac.

2.9 Transmission on death

The personal representative of a deceased Noteholder (who is not one of several joint Noteholders) is the only person who may be recognised by Westpac as having any title to Notes registered in the name of the deceased Noteholder. Except as required by law or these Note Terms, Westpac has the same right to refuse to register the personal representative as if the personal representative was the transferee named in a transfer presented for registration (including to refuse on the basis that both components of a Stapled Security are not being transmitted together). Subject to compliance by the transferee with the Note Deed Poll and these Note Terms, Westpac may register any transfer signed by a Noteholder prior to the Noteholder's death, despite Westpac having notice of the Noteholder's death.

2.10 Transmission by operation of law

A person (a **transmittee**) who establishes to the satisfaction of Westpac that the right to any Notes has devolved on the transmittee by will or by operation of law may be registered as a Noteholder in respect of the Notes or may (subject to the provisions of the Note Deed Poll and these Note Terms relating to transfers) transfer the Notes. Except as required by law or these Note Terms, Westpac has the same right to refuse to register the transmittee as if the transmittee was the transferee named in a transfer presented for registration (including to refuse on the basis that both components of a Stapled Security are not being transmitted together).

2.11 Minimum holding

If a Noteholder's holding of Stapled Securities is less than a Marketable Parcel at any time, subject to the law, the ASX Listing Rules and the constitution of Westpac, Westpac on behalf of the Noteholder may sell all of those Notes which form part of the Stapled Securities held by that Noteholder, along with the corresponding Preference Shares, if the constitution of Westpac permits Westpac to sell the corresponding Preference Shares which form part of those Stapled Securities. The Notes will be sold in the same manner as the Preference Shares in accordance with the Westpac constitution.

2.12 Transfer of Preference Shares

If the Preference Shares are transferred in accordance with clause 5 of the Preference Share Terms prior to an Assignment Event Date, the Notes and all right, title and interest of Noteholders in the Notes are automatically assigned to the Nominated Party (as defined in clause 5.1 of the Preference Share Terms) with effect from the time at which the transfer takes effect under the Preference Share Terms.

3 Interest

3.1 Interest

Subject to these Note Terms, each Note entitles the Noteholder on a Record Date to receive on the relevant Interest Payment Date interest (**Interest**) calculated using the following formula:

$$\textbf{Interest} = \frac{\textbf{Interest Rate} \times \textbf{Issue Price} \times \textbf{N}}{\textbf{365}}$$

where:

Interest Rate (expressed as a percentage per annum) is calculated using the following formula:

(Bank Bill Rate + Note Margin) × **(1 – Tax Rate)**

where:

Bank Bill Rate (expressed as a percentage per annum) means, for each Interest Period, the average mid-rate for bills of a term of 90 days which average rate is displayed on Reuters page BBSW (or any page that replaces that page) at 10.30am (Sydney time) on, in the case of the first Interest Period, the Note Issue Date, and in the case of any other Interest Period, the first Business Day of that Interest Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed at 10.30am (Sydney time) on that date, the rate specified in good faith by Westpac at or around that time on that date having regard, to the extent possible, to:

(a) the rates otherwise bid and offered for bills of a term of 90 days or for funds of that tenor displayed on Reuters page BBSW (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills of a term of 90 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

Note: Margin (expressed as a percentage per annum means the rate determined under the Bookbuild);

Tax Rate (expressed as a decimal) means the Australian corporate tax rate applicable to the franking account of Westpac at the relevant Interest Payment Date; and

N means in respect of:

(a) the first Interest Payment Date, the number of days from (and including) the Note Issue Date until (and including) the first Interest Payment Date; and

(b) each subsequent Interest Payment Date, the number of days from (but excluding) the preceding Interest Payment Date until (and including) the relevant Interest Payment Date,

(each an Interest Period).

3.2 Payment of Interest

Subject to this clause 3, the Interest for each Interest Period will be payable to Noteholders in arrear on each Interest Payment Date.

3.3 Gross-Up Amount if Interest not franked to 100%

If any Interest will not be franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that Part), otherwise than because of any act by, or circumstance affecting, any particular Noteholder, each Note entitles the Noteholder on a Record Date to receive on the relevant Interest Payment Date an amount (the **Gross-Up Amount**) calculated using the following formula:

Gross-Up Amount = EP – P

where:

$$\textbf{EP} = \frac{\textbf{P}}{\textbf{1 – [Tax Rate} \times \textbf{(1 – Franking Rate)]}}$$

where:

P means the Interest entitlement on that Interest Payment Date as calculated under clause 3.1; and

Franking Rate (expressed as a decimal) means the percentage of Interest that would carry franking credit benefits (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that Part) applicable to the relevant Interest entitlement on that Interest Payment Date.

3.4 Conditions to payment of Interest and Gross-Up Amount

(a) Interest and Gross-Up Amount must not be paid to Noteholders on an Interest Payment Date (which occurs on or before the occurrence of an Assignment Event) if:

(i) a Westpac Stopper Resolution has been passed and has not been rescinded;

(ii) the amount of the Interest and Gross-Up Amount will exceed Distributable Profits, unless APRA otherwise gives its prior written approval; or

(iii) APRA otherwise objects to the payment of Interest and Gross-Up Amount.

(b) Without limiting clause 3.4(a)(i), the Westpac Directors will pass a Westpac Stopper Resolution if, in their opinion, making the payment of Interest and the Gross-Up Amount would result in Westpac becoming, or being likely to become, insolvent for the purposes of the Corporations Act.

(c) Interest and Gross-Up Amount shall be paid in accordance with clause 9. For the purposes of making

any Interest and Gross-Up Amount payment in respect of a Noteholder's total holding of Notes or Stapled Securities, any fraction of a cent will be disregarded.

3.5 Interest and Gross-Up Amount is non-cumulative

Interest and Gross-Up Amount is non-cumulative. If all or any part of any Interest and Gross-Up Amount is not paid to a Noteholder because of the provisions of clause 3.4 or because of any applicable law, Westpac has no liability to pay such Interest and Gross-Up Amount to the Noteholder and the Noteholder has no claim (including, without limitation, on the winding up of Westpac) in respect of such non-payment. Non-payment of Interest and Gross-Up Amount to a Noteholder because of the provisions of clause 3.4, or because of any applicable law, does not constitute an event of default.

No interest accrues on any unpaid Interest and Gross-Up Amount, and the Noteholder has no claim or entitlement in respect of interest on any unpaid Interest and Gross-Up Amount.

3.6 Interest Payment Dates

Subject to this clause 3 and clauses 5 and 6, Interest and Gross-Up Amount is to be paid in respect of a Note in arrear on the following dates (each an **Interest Payment Date**):

(a) 30 June 2009 and thereafter 30 September, 31 December, 31 March and 30 June of each year until (and including) 30 June 2014;

(b) 30 September 2014 and thereafter, each 31 December, 31 March, 30 June and 30 September of each year commencing from (and including) 31 December 2014;

(c) the Redemption Date or Conversion Date (as the case may be) on which the Preference Share to which such Note is Stapled is to be Redeemed or Converted; and

(d) the date that the Note is repaid, in which case, the repayment date will constitute the last Interest Payment Date in respect of that Note .

3.7 Payment to Assignee

If Interest and Gross-Up Amount is not paid to Noteholders on an Interest Payment Date solely because of the application of the condition set out in clause 3.4(a)(ii), Westpac must pay an amount equal to that Interest and Gross-Up Amount to the Assignee as holder of the Note within 25 Business Days after that Interest Payment Date.

3.8 Payment following Capital Disqualification Event

On and from the occurrence of a Capital Disqualification Event:

(a) Westpac shall be obliged to pay in full Interest and Gross-Up Amount on the Notes on an Interest Payment Date and no Westpac Stopper Resolution shall be passed or if passed will be rescinded; and

(b) none of the conditions to payment of Interest and Gross-Up Amount (as set out in clause 3.4(a)(i), 3.4(a)(ii) and 3.4(a)(iii)) shall apply to stop payment in full of Interest and Gross-Up Amount on the Notes on an Interest Payment Date.

3.9 Record Dates

Interest and Gross-Up Amount is only payable on an Interest Payment Date to those persons on the Register of Noteholders on the Record Date for that Interest and Gross-Up Amount.

3.10 Withholding tax

(a) Westpac may deduct or withhold from any Interest and Gross-Up Amount payable the amount of any tax, duty or levy required by law to be deducted or withheld in respect of such amount.

(b) Subject to paragraph (c), if any such deduction or withholding has been made and the amount of the deduction or withholding accounted for by Westpac to the relevant revenue authority and the balance of the Interest and Gross-Up Amount payable has been paid to the relevant Noteholder, then the full amount payable to such Noteholder shall be deemed to have been duly paid and satisfied by Westpac. Westpac shall pay the full amount required to be deducted or withheld to the relevant revenue authority within the time allowed for such payment without incurring any penalty under the applicable law and shall, if required by any Noteholder, deliver to that Noteholder confirmation of the payment made to the revenue authority without delay after it is received by Westpac.

(c) If any such deduction or withholding has been made under a law of the United States or any jurisdiction other than Australia from which a Substituted Issuer acts in respect of the Notes or any political subdivision in or of the United States or such other jurisdiction (each a **Relevant Jurisdiction**) and where the deduction or withholding has not been made by reason of:

(i) the Noteholder, or the beneficial owner of the Stapled Securities or the Notes, having some connection with or being or having been engaged in any activity, trade or business in the Relevant

Jurisdiction other than being a Noteholder or the beneficial owner of the Stapled Securities or the Notes;

(ii) the Noteholder, or the beneficial owner of the Stapled Securities or the Notes, not complying with any statutory requirements or not having made a declaration of non-residence in, or other lack of connection with, the Relevant Jurisdiction or any similar claim for exemption;

(iii) stamp, estate or similar tax, duty or levy; or

(iv) any United States "backup" withholding tax.

Westpac, or a Substituted Issuer, as the case may be, shall pay such additional amounts as may be necessary so that the net amount of the Interest and Gross-Up Amount payment after such withholding or deduction will equal the amount that the Noteholder would have received without such withholding or deduction.

U.S. backup withholding tax may apply to payments on the Notes to a Holder unless an exemption is applicable. Westpac is not required to gross up for any such backup withholding tax.

4 Assignment Event

(a) Immediately following the occurrence of an Assignment Event, the following will automatically occur in relation to all Stapled Securities (except that where the Assignment Event involves the Redemption or Conversion of Preference Shares and not all Preference Shares are being Redeemed or Converted, the following will automatically occur only in relation to those Stapled Securities whose Preference Shares are to be Redeemed or Converted) in the following order:

(i) Westpac accepts the Noteholder's offer to assign the relevant Note to the Assignee;

(ii) the relevant Note will become Unstapled from the Preference Share to which it is Stapled in accordance with clause 2.2;

(iii) the Notes and all right, title and interest of the Noteholders in them are assigned to the Assignee on that date; and

(iv) all amounts payable in respect of the Note after the occurrence of an Assignment Event will be payable to the Assignee. For the avoidance of doubt, no amount is payable on any Interest Payment Date which occurs after an Assignment Event in respect of that Note to any person other than the Assignee, regardless of whether the Assignee was the holder of the Note on the relevant Record Date.

Westpac will make an announcement to ASX that the Assignee has taken an assignment of the relevant Note as soon as reasonably practicable.

If the foregoing provisions have automatically occurred in relation to some but not all Stapled Securities because some but not all Preference Shares are to be Redeemed or Converted, the foregoing provisions will have application on the occurrence of the next Assignment Event in relation to the remaining Stapled Securities.

(b) If despite clause 4(a), for any reason (including, without limitation, any insolvency or lack of capacity or title of the Noteholder, or a Noteholder not being bound by the offer to assign as contemplated by clause 2.4(c)) a Note is not validly assigned, then these Note Terms will apply as if the assignment had been effective, and in particular the assignor will cease to have any right, title or interest in respect of the Note, and Westpac will make all payments to the Assignee to the exclusion of the assignor. The obligations of Westpac under each Note are conditional upon the assignment of that Note under this clause 4 being effective, and on each holder of the Note being bound by the offer of assignment of the Note to the Assignee as contemplated by clause 2.4(c).

5 Repayment and payment on winding-up

5.1 Repayment after Assignment Event Date

Westpac may repay to the Assignee the Issue Price and all other amounts owing on the Notes at any time after the Assignment Event Date.

5.2 Amount payable on winding-up, debt subordination

(a) Subject to clauses 5.4 and 6.1, if there is a winding-up of Westpac, Noteholders will be entitled to receive out of the assets of Westpac available for distribution to holders of shares and securities of Westpac, in respect of each Note held, an amount of cash (**Note Liquidation Sum**) equal to the sum of:

(i) the Issue Price; and

(ii) the amount of any Interest and Gross-Up Amount due but unpaid at the date of commencement of the winding-up,

before any return of capital is made to holders of Ordinary Shares or any other class of shares or securities of Westpac ranking behind Notes.

(b) Subject to clauses 5.4 and 6.1, in a winding-up of Westpac:

(i) if a Noteholder receives or otherwise obtains the benefit of any cash, property, securities or other proceeds on account of a claim in respect of a Note (**Note Proceeds**) in excess of its entitlement under this clause 5.2, it must ensure that any such Note Proceeds in excess of its entitlement are forthwith paid or delivered to the liquidator;

(ii) the Noteholder must pay in full all liabilities it owes to Westpac before it may receive or otherwise have the benefit of any Note Proceeds and, to the maximum extent permitted by applicable law, waives any right to set off any such liability against its claim in respect of the Notes; and

(iii) the Noteholder must not exercise its voting rights as a creditor in the winding-up of Westpac until after all Senior Creditors have been paid in full (including in respect of any entitlement to interest under section 563B of the Corporations Act) or otherwise in a manner inconsistent with the subordination contemplated by this clause.

(c) The provisions of this clause 5.2 are a debt subordination for the purposes of section 563C of the Corporations Act.

(d) Nothing in this clause 5.2 shall be taken to:

(i) create a charge or security interest on or over any right of a Noteholder; or

(ii) require the consent of any Senior Creditor to any amendment to this clause 5.2.

(e) No right of any present or future Senior Creditor to enforce the subordination as provided in this clause 5.2 will be prejudiced or impaired by any act or failure to act on the part of Westpac or by any act or failure to act in good faith by any Senior Creditor or by any non-compliance by Westpac with these Note Terms, regardless of any knowledge of non-compliance which any Senior Creditor may have or be taken to have.

5.3 Shortfall on winding-up

Subject to clauses 5.4 and 6.1, if, on a winding-up of Westpac, there are insufficient funds to pay in full the Note Liquidation Sum and the amounts payable in respect of any other shares or securities in Westpac ranking equally with Notes on a winding-up of Westpac, Noteholders and the holders of any such other shares and securities will share in any distribution of assets of Westpac in proportion to the amounts to which they are entitled respectively.

5.4 Payment on winding-up to be made to Assignee

All amounts payable under clauses 5.2 and 5.3 must be paid to the Assignee.

6 Ranking and other matters

6.1 Ranking on winding-up

All indebtedness of Westpac in respect of the Notes (including principal and Interest) will rank upon a winding-up of Westpac:

(a) senior to Ordinary Shares;

(b) senior to any Junior Ranking Capital Securities;

(c) equally among themselves and with all other Equal Ranking Capital Securities;

(d) junior to, equally with or senior to any other notes Westpac may issue, as may be designated in the terms of issue for such notes; and

(e) junior to, and is conditional on the prior payment in full of, the claims of all Senior Creditors (including in respect of any entitlement to interest under section 563B of the Corporations Act).

6.2 Limitation on Noteholders' rights

In a winding up or liquidation of Westpac, the rights of the Noteholders against Westpac under the Notes are conditional upon payment in full of all claims which under clause 6.1 rank senior to them, and if any Noteholder receives in respect of any Note any amount before payment in full of such claims, it shall hold that amount on trust for the liquidator.

6.3 Not deposit liabilities

Notes are not deposit liabilities of Westpac and are not subject to the depositor protection provisions of Australian banking legislation. The Notes do not constitute deposits of Westpac's New York branch and are not insured or guaranteed by the United States Federal Deposit Insurance Company or any other governmental agency or compensation scheme of Australia, the United States or any other jurisdiction.

6.4 Further issues

Westpac reserves the right to issue further Notes, other notes, preference shares or any other Capital Security, which rank senior to, equally with or behind existing Notes, whether in respect of principal, interest or any other amount on a winding-up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing Notes.

6.5 No set-off

A Noteholder has no right to set off any amounts owing by it to Westpac against any amounts owed by Westpac to the Noteholder under these Note Terms.

6.6 No other rights

(a) Notes do not confer on Noteholders any right to participate in profits or property of Westpac except as set out in these Note Terms.

(b) Notes do not confer on Noteholders any right to subscribe for new securities in Westpac or to participate in any bonus issues of shares in Westpac's capital.

6.7 No winding-up

A Noteholder must not in its capacity as a Noteholder:

(a) issue any demand under section 459E(1) of the Corporations Act (or any analogous provision under any other law) against Westpac;

(b) apply for or take any step for the purpose of obtaining the winding-up, dissolution or other insolvency administration of Westpac;

(c) levy or enforce any distress or other execution to, on, or against any assets of Westpac;

(d) apply for or take any step for the appointment by a court of a liquidator, receiver, receiver and manager or similar officer to any of the assets of Westpac;

(e) do anything analogous to any of the above or take proceedings for any of the above.

6.8 Time limit for claims

A claim against Westpac for payment under these Note Terms is void unless made within five years of the due date for payment.

7 Amendment of these Note Terms

7.1 Amendment without consent

Subject to complying with all applicable laws, and with APRA's prior written approval (except in the case of paragraph (a)(iii) below), Westpac may, without the authority, assent or approval of the Noteholders, amend these Note Terms:

(a) if Westpac is of the opinion that the amendment is:

(i) of a formal, minor or technical nature;

(ii) made to cure any ambiguity;

(iii) made to correct any manifest error;

(iv) expedient for the purpose of enabling the Notes or the Stapled Securities to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and it is otherwise not considered by Westpac to be materially prejudicial to the interests of Noteholders or holders of Stapled Securities as a whole; or

(v) necessary to comply with the provisions of any statute, the requirements of any statutory authority, the ASX Listing Rules or the listing or quotation requirements of any stock exchange on which the Notes or the Stapled Securities are quoted;

(b) generally, in any case where such amendment is considered by Westpac not to be materially prejudicial to the interests of Noteholders or holders of Stapled Securities as a whole.

7.2 Amendment with consent

Without limiting clause 7.1, Westpac may, with APRA's prior written approval, amend these Note Terms if the amendment has been approved by a Special Resolution of Noteholders.

7.3 Meanings

In this clause **amend** includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

8 Substitution of issuer of Notes

8.1 Substitution of Westpac

Westpac may, without the consent of the Noteholders, substitute for itself any member of the Westpac Group (which may be incorporated in any country) or any branch of Westpac as the debtor in respect of the Notes (**Substituted Issuer**) by giving notice to the Noteholders, provided that:

(a) Westpac and the Substituted Issuer have entered into all documents which are necessary to give effect to the substitution and under which the Substituted Issuer has undertaken in favour of the Noteholders to be bound by the Note Deed Poll and these Note Terms, as the debtor in respect of the Notes in place of Westpac (or of any previous substitute under this clause 8);

(b) the Substituted Issuer and Westpac have obtained all necessary authorisations, regulatory and governmental approvals and consents for such substitution and for the performance by the Substituted Issuer of its obligations as the debtor under the Notes and the documents effecting the substitution;

(c) the issue and performance of the Notes is not illegal in the jurisdiction in which the Substituted Issuer is located;

(d) if applicable, the Substituted Issuer has appointed a process agent as its agent to receive service of process on its behalf in relation to any legal proceedings in connection with the Notes;

(e) the substitution of the Substituted Issuer does not give rise to any of the events or circumstances set out in paragraphs (c) to (e) of the term "Tax Event" (as defined in the Preference Share Terms);

(f) the Substituted Issuer has, in the reasonable opinion of Westpac, the financial capacity to satisfy its obligations under the Note Deed Poll and these Note Terms.

8.2 Substituted Issuer's rights and obligations under documents

Upon any substitution under clause 8.1:

(a) the Substituted Issuer succeeds to, and is substituted for, Westpac under the Notes in respect of all of Westpac's obligations, with the same rights and obligations as if the Substituted Issuer had been named as Westpac in the Note Deed Poll and these Note Terms;

(b) Westpac is released from its obligations under the Notes, these Note Terms and the Note Deed Poll; and

(c) references in these Note Terms and the Note Deed Poll to Westpac are taken, where the context so requires, to be or include references to any such Substituted Issuer.

8.3 Further substitutions

After a substitution under clause 8.1, the Substituted Issuer may, with the prior written consent of Westpac, effect a further substitution (including to Westpac or a previous Substituted Issuer). All the provisions specified in clauses 8.1, 8.2 and 8.4 will apply (with necessary changes).

8.4 Notice of substitution

Westpac or any Substituted Issuer must notify the Noteholders of the particulars of any substitution under this clause 8 in writing as soon as practicable after the substitution.

9 Payments

(a) Any interest or other money payable on or in respect of the Notes must be paid:

(i) in Australian dollars only; and

(ii) free of any set off, deduction or counter claim except as required by law.

(b) All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Noteholder's aggregate holding of Notes, any fraction of a cent will be disregarded.

(c) If the date scheduled for any payment under these Note Terms is not a Business Day, then the payment will be made on the next Business Day (and without any interest or other payment in respect of such delay).

(d) Westpac may pay a person entitled to any Interest and Gross Up Amount or other amount payable in respect of a Note by:

(i) crediting an account nominated in writing by that person;

(ii) cheque made payable to the person, sent to the address of that person as notified to Westpac by that person; or

(iii) any other manner as Westpac determines.

(e) Westpac may send a cheque referred to in clause 9(d)(ii), if relevant, to:

(i) the address in the Register of the Noteholder;

(ii) if that Note is jointly held, the address in the Register of the Noteholder named first in the Register in respect of the Note; or

(iii) any other address which that person directs in writing.

(f) If Westpac decides to make a payment by electronic or other means determined under clause 9(d)(iii) and an account is not nominated by the Noteholder or joint Noteholder, Westpac may hold the amount payable in a separate account of Westpac until the Noteholder or joint Noteholder nominate an account, without any obligation to pay interest, and the amount so held is to be treated as having been paid to the Noteholder or joint Noteholder at the time it is credited to that separate account of Westpac.

(g) All amounts payable but unclaimed may be invested by the Westpac Directors as they think fit for the benefit of Westpac until claimed or until required to be dealt with in accordance with any law relating to unclaimed monies.

(h) Westpac, in its absolute discretion, may withhold payment to a Noteholder where it is required to do so under any applicable law, including any law prohibiting dealings with terrorist organisations or money laundering, or any other type of sanction, or where it has reasonable grounds to suspect that the Noteholder may be subject to any such law or sanction or involved in acts of terrorism or money laundering, and may deal with such payment and the Noteholder's Notes in accordance with such applicable law or the requirements of any relevant government or regulatory authority. Westpac shall not be liable for any

costs or loss suffered by a Noteholder in exercising its discretion under this clause, even where a Noteholder later demonstrates that they were not subject to such law or sanction.

10 Notices

10.1 Service of notices

(a) A notice may be given by Westpac to any Noteholder, or in the case of joint holders of Notes to the Noteholder whose name appears first in the Register of Noteholders, personally, by leaving it at the Noteholder's registered address or by sending it by prepaid post (airmail if posted to a place outside Australia) to the Noteholder's registered address or facsimile transmission to the fax number of the Noteholder last notified to Westpac or, in any case, by other electronic means determined by Westpac. If the notice is signed, the signature may be original or printed.

(b) A notice given by a Noteholder to Westpac must:

(i) be in writing and signed by a person duly authorised by the sender; and

(ii) be left at, or sent by prepaid post (airmail if posted from a place outside Australia) to the address below or the address last notified by Westpac, or sent by a facsimile transmission to the fax number below or the fax number last notified by Westpac:

Westpac Banking Corporation
Level 20, Westpac Place
275 Kent Street
Sydney NSW 2000

Attention: Company Secretary
Fax No: (02) 8253 1215

10.2 When notice considered to be received

Any notice is taken to be received:

(a) if served personally or left at the intended recipient's address, when delivered;

(b) if sent by post, on the third day (or, if posted to or from a place outside Australia, sixth day) after the envelope containing the notice is posted; and

(c) if sent by facsimile or other electronic transmission, on production of a report by the machine or other system by which the transmission is sent indicating that the transmission has been made in its entirety to the correct fax number or other transmission address and without error,

but if the result is that a notice would be taken to be given or made on a day that is not a business day in the place to which the notice is sent or is later than 5.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.

10.3 Notice to transferor binds transferee

Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any Note is bound by every notice which, prior to the person's name and address being entered in the Register of Noteholders in respect of the Note, was properly given to the person from whom the person derived title to that Note.

10.4 Service on deceased Noteholder

A notice served in accordance with this clause 10 is (despite the fact that the Noteholder is then dead and whether or not Westpac has notice of the Noteholder's death) considered to have been properly served in respect of any Note, whether held solely or jointly with other persons by the Noteholder, until some other person is registered in the Noteholder's place as the Noteholder or joint Noteholder. The service is sufficient service of the notice or document on the Noteholder's personal representative and any persons jointly interested with the Noteholder in the Note.

10.5 Non-receipt of notice by a Noteholder

The non-receipt of a notice by a Noteholder or an accidental omission to give notice to a Noteholder will not invalidate the giving of that notice either in respect of that Noteholder or generally.

11 Governing law

These Note Terms are governed by the laws of New South Wales, Australia. Each party irrevocably submits to the exclusive jurisdiction of the courts of New South Wales, and agrees that it will not object to the venue or claim that the relevant action or proceedings have been brought in an inconvenient forum.

12 Definitions and interpretation

12.1 Definitions

The following words and expressions in bold have these meanings in these Note Terms unless the contrary intention appears or the context otherwise requires.

ADI means Westpac.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any authority succeeding to its powers and responsibilities.

Assignee means Westpac or any other entity nominated by Westpac (with the prior written approval of APRA) that is deemed to be part of the Extended Licensed Entity.

Assignment Event in respect of a Stapled Security means the earliest of any of the following dates or events to occur after the issue of Preference Shares comprising part of the Stapled Securities:

(a) the date Westpac selects in its absolute discretion as the Assignment Event Date by announcement to ASX in which announcement such date is specified, which Assignment Event will apply in respect of all Stapled Securities;

(b) the appointment by APRA of a statutory manager to Westpac pursuant to subsection 13A(1) of the *Banking Act 1959*, which Assignment Event will apply in respect of all Stapled Securities;

(c) the Conversion Date on which Preference Shares comprising the relevant Stapled Securities Convert, immediately prior to the Conversion taking effect, which Assignment Event will apply in respect of those relevant Stapled Securities only;

(d) the Redemption Date on which Preference Shares comprising the relevant Stapled Securities are Redeemed, immediately prior to the Redemption taking effect, which Assignment Event will apply in respect of those relevant Stapled Securities only;

(e) the 21st Business Day after an Interest Payment Date, where Westpac has not paid in full Interest and Gross-Up Amount on the Notes within 20 Business Days of that Interest Payment Date, which Assignment Event will apply in respect of all Stapled Securities;

(f) the occurrence of an Event of Default, which Assignment Event will apply in respect of all Stapled Securities.

Assignment Event Date means the date on which the Notes are assigned to the Assignee in accordance with clause 4. There can be more than one Assignment Event Date if an Assignment Event occurs because some but not all Preference Shares are to be Redeemed or Converted in respect of an Assignment Event.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of ASTC from time to time with any modifications or waivers in their application to Westpac, which ASX may grant.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX from time to time with any modifications or waivers in their application to Westpac, which ASX may grant.

ASX Market Rules means the operating rules of ASX from time to time.

Bank Bill Rate has the meaning given to that term in clause 3.1.

Bookbuild means the process conducted by Westpac or its agents before the opening of the offer of the Stapled Securities whereby certain institutional investors and brokers lodge bids for Stapled Securities and, on the basis of those bids, Westpac determines the Note Margin.

Business Day means a business day as defined in the ASX Listing Rules.

Capital Disqualification Event means:

(a) the Stapled Securities are not eligible for inclusion in Westpac's Tier 1 Capital on a Level 1 or Level 2 basis (except where such non-inclusion results by reason only of any applicable limitation on the amount or composition of Westpac's Tier 1 Capital); and

(b) APRA has confirmed to Westpac in writing that the Stapled Securities are not eligible for inclusion in Westpac's Tier 1 Capital on a Level 1 or Level 2 basis.

Capital Securities means shares or any equity, hybrid or subordinated debt capital security (whether comprised of one or more instruments) issued by Westpac, excluding the Notes. **Capital Security** has the corresponding meaning.

Conversion, Convert and **Converted** have the meanings given in the Preference Share Terms.

Conversion Date has the meaning given to that term in the Preference Share Terms.

Corporations Act means the *Corporations Act 2001* (Cth).

Distributable Profits means the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits.

Dividend has the meaning given to that term in the Preference Share Terms.

Dividend Gross-Up Amount has the meaning given to the term "Gross-Up Amount" in the Preference Share Terms.

Equal Ranking Capital Securities means:

(a) in the case of a dividend, distribution or interest in respect of the Capital Security, a Capital Security (including TPS 2003 Debentures, TPS 2004 Debentures, TPS 2006 Notes and SPS 2008 Notes) which ranks for payment of the dividend, distribution or interest equally with Notes; and

(b) in the case of redemption or repayment of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including TPS 2003 Debentures, TPS 2004 Debentures, TPS 2006 Notes and SPS 2008 Notes) which ranks equally with Notes for repayment or a return of capital if Westpac is wound up.

Event of Default means:

(a) an administrator, liquidator, receiver, receiver and manager or other controller of Westpac is appointed;

(b) except for the purpose of a solvent reconstruction or amalgamation:

(i) an application or an order is made, proceedings are commenced, a resolution is passed or proposed in a notice of meeting, an application to a court or other steps are taken for:

(A) the winding up, dissolution or other insolvency administration of Westpac; or

(B) Westpac entering into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them,

(other than frivolous or vexatious applications, proceedings, notices and steps); or

(ii) Westpac ceases or suspends the conduct of all of its business; or

(c) in relation to all or substantially all of the assets of Westpac, there is:

(i) appointed a receiver, receiver and manager or similar officer;

(ii) a security interest enforced over those assets.

Extended Licensed Entity means the ADI and any subsidiary of the ADI that APRA has deemed to be part of the ADI itself for the purposes of measuring the ADI's exposures to related entities, as specified in the guidelines, policy statements and practice notes or other equivalent statements of APRA which are applicable to the ADI.

Face Value has the meaning given to that term in the Preference Share Terms.

Franking Rate has the meaning given to that term in clause 3.3.

Gross-Up Amount has the meaning given to that term in clause 3.3.

Initial Purchaser means Macquarie Group Holdings New Zealand Limited.

Interest has the meaning given to that term in clause 3.1.

Interest Payment Date has the meaning given to that term in clause 3.6 whether or not Interest and Gross-Up Amount is paid on that date.

Interest Period has the meaning given to that term in clause 3.1.

Interest Rate has the meaning given to that term in clause 3.1.

Issue Price has the meaning given to that term in clause 1.2.

Junior Ranking Capital Securities means:

(a) in the case of a dividend, distribution or interest in respect of the Capital Security, a Capital Security which ranks for payment of the dividend, distribution or interest behind Notes; and

(b) in the case of redemption or repayment of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security which:

(i) is, or is expressed to be, subordinated on a winding-up of Westpac to the claims of Noteholders; or

(ii) ranks behind Notes for repayment or a return of capital if Westpac is wound up.

Level 1 and **Level 2** means those terms as defined by APRA from time to time.

Level 1 Distributable Profits means:

(a) the aggregate of the consolidated profits after tax of Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 1 basis (calculated before any dividends or distributions on Westpac's Upper Tier 2 Capital and Tier 1 Capital (on a Level 1 basis)) for the immediately preceding two six-monthly financial periods for which results have been publicly announced (or such other amount as determined by APRA in its discretion to be appropriate in Westpac's circumstances for the purposes of paying dividends or distributions on Westpac's Upper Tier 2 and Tier 1 Capital on a Level 1 basis), less

(b) the aggregate amount of dividends or distributions paid or payable by Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 1 basis, on its Upper Tier 2 Capital and Tier 1 Capital in the twelve months to and including the applicable Interest Payment Date, but excluding:

(i) dividends or distributions paid or payable to a member of the Level 1 group; and

(ii) dividends or distributions payable in relation to the Stapled Securities on the applicable Interest Payment Date.

Level 2 Distributable Profits means:

(a) the aggregate of the consolidated profits after tax of Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 2 basis (calculated before any dividends or distributions on Westpac's Upper Tier 2 Capital and Tier 1 Capital (on a Level 2 basis)) for the immediately preceding two six-monthly financial periods for which results have been publicly announced (or such other amount as determined by APRA in its discretion to be appropriate in Westpac's circumstances for the purposes of paying dividends or distributions on Westpac's Upper Tier 2 and Tier 1 Capital on a Level 2 basis), less

(b) the aggregate amount of dividends or distributions paid or payable by Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 2 basis, on Upper Tier 2 Capital and Tier 1 Capital in the twelve months to and including the applicable Interest Payment Date, but excluding:

(i) dividends or distributions paid or payable to a member of the Level 2 group; and

(ii) dividends or distributions payable in relation to the Stapled Securities on the applicable Interest Payment Date.

Marketable Parcel has the meaning given to it in the ASX Market Rules.

Note means the note of the form set out in clause 1.1 issued by Westpac under the Note Deed Poll.

Note Deed Poll means the deed poll executed by Westpac on or about 20 February 2009.

Noteholder means a person entered on the Register of Noteholders as the holder of a Note, but excludes the Assignee for the purpose of clause 3.5 and clause 3.7.

Note Issue Date means the date on which Notes are issued, which is expected to be on or about 31 March 2009.

Note Liquidation Sum has the meaning given to that term in clause 5.2(a).

Note Margin has the meaning given to that term in clause 3.1.

Note Terms means these terms of issue of Notes.

Ordinary Share means a fully paid ordinary share in the capital of Westpac.

Preference Share means fully paid, unsecured, perpetual, non-cumulative preference shares in the capital of Westpac having the terms set out in the Preference Share Terms and designated as "2008 Series II Preference Shares".

Preference Share Terms means the terms of issue of the Preference Shares.

Record Date means for payment of Interest and Gross-Up Amount, the date which is 7 calendar days before the Interest Payment Date for that Interest and Gross-Up Amount or such other date as may be required by ASX and adopted by Westpac.

Redemption, Redeem and **Redeemed** have the meanings given in the Preference Share Terms.

Redemption Date has the meaning given in the Preference Share Terms.

Register of Noteholders means the register of the holders of Notes maintained by Westpac or its agent and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASTC.

Register of Shareholders means the register of the holders of Preference Shares maintained by Westpac or its agent and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASTC.

Senior Creditors means all creditors of Westpac (present and future), including depositors of Westpac and all holders of Westpac's senior or subordinated debt:

(a) whose claims are admitted in the winding-up of Westpac; and

(b) whose claims are not made as holders of indebtedness arising under:

(i) an Equal Ranking Capital Security; or

(ii) a Junior Ranking Capital Security.

Special Resolution has the meaning given to that term in clause 1.9(a) of schedule 2 of the Note Deed Poll.

SPS 2008 Notes means the notes issued by Westpac under the note deed poll dated 18 June 2008.

Stapled means the state that results from Stapling.

Stapled Security means a Preference Share Stapled to a Note.

Stapling means the linking together of a Preference Share to a Note together with the restrictions on transfers of Notes and Preference Shares in clauses 2.1 and 2.4 of these Note

Terms and clauses 2.1 and 2.4 of the Preference Share Terms.

Substituted Issuer has the meaning given to that term in clause 8.1.

Tax Act means:

(a) the *Income Tax Assessment Act 1936* (Cth) or the *Income Tax Assessment Act 1997* (Cth) as the case may be and a reference to any section of the *Income Tax Assessment Act 1936* (Cth) includes a reference to that section as rewritten in the *Income Tax Assessment Act 1997* (Cth); and

(b) any other law setting the rate of income tax payable; and

(c) any regulation made under such laws.

Tax Rate has the meaning given to that term in clause 3.1.

Tier 1 Capital means at any time any equity, debt or hybrid so described by APRA.

TPS 2003 Debentures means the securities issued under Westpac's Junior Subordinated Indenture dated 13 August 2003 as supplemented by the Supplemental Indenture No 1 dated 13 August 2003.

TPS 2004 Debentures means the securities issued under Westpac's Junior Subordinated Indenture dated 13 August 2003 as supplemented by the Supplemental Indenture No 2 dated 5 April 2004.

TPS 2006 Notes means the notes issued by Westpac under the Note Deed between Westpac and Westpac Funds Management Limited dated 10 May 2006.

Unstapled means:

(a) in relation to a Note, not being Stapled to a Preference Share; and

(b) in relation to a Preference Share, not being Stapled to a Note.

Upper Tier 2 Capital means at any time any equity, debt or hybrid so described by APRA.

Westpac means Westpac Banking Corporation (ABN 33 007 457 141).

Westpac Directors means some or all of the directors of Westpac acting as a board.

Westpac Group means Westpac and its controlled entities.

Westpac Stopper Resolution means a resolution of the Westpac Directors or an authorised committee of the Westpac Directors not to pay in full any Interest and Gross-Up Amount on any Interest Payment Date.

12.2 Interpretation

In addition to the following rules of interpretation which apply in these Note Terms, the interpretation provisions in the Note Deed Poll apply in these Note Terms, unless the contrary intention appears or the context otherwise requires.

(a) Unless otherwise specified, a reference to a clause is a reference to a clause of these Note Terms.

(b) If a calculation is required under these Note Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(c) If a payment is required to be made under these Note Terms, unless the contrary intention is expressed, the payment will be made in Australian dollars only.

(d) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to Westpac only if Westpac is an entity, or the holding company of an entity, subject to regulation and supervision by APRA at the relevant time.

(e) Any provisions in these Note Terms requiring the prior written approval by APRA for a particular course of action to be taken by Westpac do not imply that APRA has given its consent or approval to the particular action as of the Note Issue Date.

(f) Headings and boldings are for convenience only and do not affect the interpretation of these Note Terms.

(g) The singular includes the plural and vice versa.

(h) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(i) If an event under these Note Terms must occur on a stipulated day which is not a Business Day, then the event will be done on the next Business Day.

(j) A reference to $, dollars or cents is a reference to the lawful currency of Australia. A reference to time in these Note Terms is a reference to Sydney, New South Wales, Australia time.

(k) Calculations, elections and determinations made by Westpac under these Note Terms are binding on Noteholders in the absence of manifest error.

Corporate directory

Registered office of Westpac

Westpac Banking Corporation
Level 20, Westpac Place
275 Kent Street
Sydney NSW 2000

Legal adviser to the Offer

Gilbert + Tobin
2 Park Street
Sydney NSW 2000

Auditor

PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 2000

Tax adviser

Allens Arthur Robinson
Level 28, Deutsche Bank Place
Corner Hunter & Phillip Streets
Sydney NSW 2000

Registry

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235

Arranger and Joint Lead Manager

Macquarie Capital Advisers Limited
Level 9
No. 1 Martin Place
Sydney NSW 2000

Joint Lead Managers

Westpac Banking Corporation
Level 14, Westpac Place
275 Kent Street
Sydney NSW 2000

Citigroup Global Markets Australia Pty Limited
Citigroup Centre
2 Park Street
Sydney NSW 2000

Deutsche Bank AG
Level 16, Deutsche Bank Place
Corner Hunter & Phillip Streets
Sydney NSW 2000

Goldman Sachs JBWere Pty Limited
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

nabCapital
Level 26, NAB House
255 George Street
Sydney NSW 2000

UBS AG, Australia Branch
Level 16, Chifley Tower
2 Chifley Square
Sydney NSW 2000

Westpac SPS II Information Line 1300 551 909

Monday to Friday 8.30am – 5.30pm

Westpac

[redacted]

Westpac

The Westpac SPS II are being offered in Australia. This media release does not constitute an offer of securities for sale in the United States, and the Westpac SPS II may not be offered or sold in the United States.

Media Release

26 February 2009

Westpac SPS II – Results of Bookbuild

Westpac today announced the results of the Bookbuild for its proposed offer of Westpac Stapled Preferred Securities II (Westpac SPS II).

Following strong support during the Bookbuild, the Margin was set at 3.80% which is towards the lower end of the indicative margin range of 3.70% to 4.00% per annum. Westpac has also increased the Offer size from $500 million and now expects to raise approximately $700 million from the issuance of Westpac SPS II, with the ability to raise more or less.

The final size of the Offer will depend on the volume of Applications received under the Reinvestment Offer, SAINTS Offer and Securityholder Offer during the Offer Period. Eligible St.George Hybrid Holders applying under the Reinvestment Offer and Eligible Former SAINTS Holders applying under the SAINTS Offer have a Guaranteed Allocation as set out in the Prospectus.

An updated Prospectus with full details of the Offer, including the final Margin is expected to be lodged with the Australian Securities and Investments Commission on 2 March 2009. This Prospectus will also be available on Westpac's website at www.westpac.com.au/investorcentre.

Eligible St.George Hybrid Holders, Eligible Former SAINTS Holders and those Eligible Securityholders who have registered to receive a Prospectus[1], will be mailed a copy of the Prospectus and relevant Application Forms on or around 2 March 2009.

The Westpac SPS II Offer is expected to open on 2 March 2009. The expected Closing Date for the Reinvestment Offer, SAINTS Offer, Securityholder Offer and for any Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds is 5.00pm on 23 March 2009. The expected Closing Date for the Broker Firm Offer (except for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds) is 10.00am on 27 March 2009.

For Further Information

Investors:

Call the Westpac SPS II Information Line on **1300 551 909** or go online at www.westpac.com.au/investorcentre

[1] Eligible Securityholders can still register to receive a Prospectus by calling the Westpac SPS II Information Line on **1300 551 909** or online at www.westpac.com.au/investorcentre. Alternatively, they may download a copy of the Prospectus and, from 2 March 2009, may apply for Westpac SPS II online at www.westpac.com.au/investorcentre.

Media:

David Lording
Westpac Media Relations
Ph: 02 8253 3510
Ph: 0419 683 411

Jane Counsel
Westpac Media Relations
Ph: 02 8253 3443
Ph: 0416 275 273

Investor Relations:

Andrew Bowden

Westpac Investor Relations
Ph: 02 8253 4008
Ph: 0438 284 863

More information about Westpac SPS II

Distributions are expected to be paid quarterly based on the 90 day Bank Bill Rate plus the Margin of 3.80% per annum. Distributions are expected to be fully franked and accordingly, holders are expected to receive cash distributions and franking credits. The potential value of franking credits does not accrue at the same time as holders receive cash distributions and a holder's ability to use franking credits will depend upon individual tax positions.

Distributions will be calculated quarterly using the formula (90 day Bank Bill Rate + Margin) x (1-Tax Rate). The 90 day Bank Bill Rate for the first distribution will be set on the Issue Date (scheduled for 31 March 2009) and thereafter on the first Business Day of each Distribution Period.

<u>Notes</u>
Capitalised terms used in this media release refer to terms as described in the Westpac SPS II replacement Prospectus.
Dates are indicative only and may change.
All references to time are to Sydney time.

Applicants for Westpac SPS II should read the replacement Prospectus in full before deciding whether to invest in Westpac SPS II, and follow the instructions set out in the Prospectus for submitting their Application Forms. Applications can only be made on an Application Form accompanying the replacement Prospectus.

Westpac SPS II are being offered in Australia. This media release does not constitute an offer of securities for sale in the United States, and Westpac SPS II may not be offered or sold in the United States.

Westpac

Westpac Stapled Preferred Securities II

PROSPECTUS

ISSUER
Westpac Banking Corporation
ABN 33 007 457 141

Date of this Prospectus
2 March 2009

ARRANGER:
Macquarie

JOINT LEAD MANAGERS AND JOINT BOOKRUNNERS:
Westpac, Citi, Deutsche Bank, Goldman Sachs JBWere, Macquarie, nabCapital, UBS

Important notices

About this Prospectus

This Prospectus relates to the offer of Westpac Stapled Preferred Securities II ("Westpac SPS II") at an Issue Price of $100 each to raise approximately $700 million with the ability to raise more or less ("the Offer"). The Offer is being made following the merger between St.George and Westpac and includes a Reinvestment Offer to Eligible St.George Hybrid Holders and a SAINTS Offer to Eligible Former SAINTS Holders. The Offer also includes a Securityholder Offer, Broker Firm Offer and an Institutional Offer.

The Prospectus is for the issue of Westpac SPS II to the Initial Purchaser and the transfer of those Westpac SPS II to successful Applicants.

Each Westpac SPS II consists of one fully paid, convertible, perpetual Preference Share issued by Westpac stapled to one fully paid, perpetual, non-cumulative, subordinated, unsecured Note issued by Westpac's New York branch.

This Prospectus is dated 2 March 2009 and was lodged with ASIC on that date. This Prospectus is a replacement prospectus which replaces the prospectus dated 20 February 2009 ("Original Prospectus"). ASIC and ASX take no responsibility for the content of this Prospectus nor for the merits of the investment to which this Prospectus relates. This Prospectus expires on the date which is 13 months after the date of the Original Prospectus ("Expiry Date") and no Westpac SPS II will be issued or transferred on the basis of this Prospectus after the Expiry Date.

Westpac SPS II are not deposit liabilities of Westpac for the purposes of the Banking Act 1959 and are not subject to the depositor protection provisions of Australian banking legislation. The Notes do not constitute deposits of Westpac's New York branch, nor are they insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency or compensation scheme of Australia, the United States or any other jurisdiction.

Westpac SPS II are not secured. Investment-type products are subject to investment risk, including possible delays in payment and loss of income and principal invested. Neither Westpac nor any associate of Westpac in any way guarantees the capital value and/or performance of Westpac SPS II or any particular rate of return.

Defined words and expressions

Some words and expressions used in this Prospectus are capitalised as they have defined meanings. The Glossary in Appendix A defines these words and expressions. The definitions specific to Westpac SPS II are in clause 13 of the Preference Share Terms and clause 12 of the Note Terms.

A reference to time in this Prospectus is to Sydney Time, unless otherwise stated. A reference to $, A$, dollars and cents is to Australian currency, unless otherwise stated.

No representations other than in this Prospectus

You should rely only on information in this Prospectus. No person is authorised to provide any information or to make any representations in connection with the Offer, which is not contained in this Prospectus. Any information or representations not contained in this Prospectus may not be relied upon as having been authorised by Westpac in connection with the Offer.

Except as required by law, and only to the extent so required, neither Westpac nor any other person warrants the future performance of Westpac SPS II or Westpac or any return on any investment made under this Prospectus.

The financial information provided in this Prospectus is for information purposes only and is not a forecast of operating results to be expected in future periods.

This Prospectus does not provide investment advice – you should seek your own professional investment advice.

The information in this Prospectus is not investment advice and has been prepared without taking into account your investment objectives, financial situation and particular needs (including financial and taxation issues) as an investor. It is important that you read the entire Prospectus before deciding whether to invest in Westpac SPS II. In particular, it is important that you consider the risk factors that could affect the financial performance and position of Westpac SPS II and Westpac. You should carefully consider these factors and other information in this Prospectus in light of your investment objectives, financial situation and particular needs (including financial and taxation issues) and seek professional investment advice from your financial adviser or other professional adviser before deciding whether to apply for Westpac SPS II. For investment risks that you should consider see Section 5.

Restrictions in foreign jurisdictions

The Offer is being made in Australia only. The distribution of this Prospectus (including an electronic copy) in jurisdictions outside Australia may be restricted by law. If you come into possession of this Prospectus in jurisdictions outside Australia, then you should seek advice on, and observe, any such restrictions. If you fail to comply with such restrictions that failure may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify Westpac SPS II or the Offer or to otherwise permit a public offering of Westpac SPS II in any jurisdiction outside Australia. In particular, Westpac SPS II have not been, and will not be, registered under the US Securities Act. Therefore, Westpac SPS II may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, US Persons, except in accordance with an available exemption from the registration requirements of the US Securities Act.

Each of the Joint Lead Managers must not offer, sell or deliver Westpac SPS II within the United States or to, or for the account or benefit of, US Persons, and is required to send each distributor, dealer or other person receiving a selling concession, fee or other remuneration, to which it sells Westpac SPS II during the distribution compliance period, a confirmation or other notice setting forth the restrictions on offers and sales of Westpac SPS II within the United States or to, or for the account or benefit of, US Persons. Terms used in this paragraph have the meaning given to them by Regulation S under the US Securities Act.

In addition, until 40 days after the date on which Westpac SPS II are Allocated under the Offer, an offer or sale of Westpac SPS II within the United States by any dealer that is not participating in the Offer may violate the registration requirements of the Securities Act.

Exposure Period

The Corporations Act prohibits the acceptance of Applications during the seven day period after the date the Original Prospectus was lodged with ASIC. This period is referred to as the Exposure Period and ASIC may extend this period by up to a further seven days (that is up to 14 days in total). The purpose of the Exposure Period was to enable the Original Prospectus to be examined by market participants before the Opening Date.

How to obtain a copy of this Prospectus and Application Form

If you are an Eligible St.George Hybrid Holder or an Eligible Former SAINTS Holder, you will automatically be sent a copy of this Prospectus and a personalised Application Form. Eligible Securityholders may obtain a copy of this Prospectus with an Application Form during the Offer Period free of charge by:

- registering on-line to receive a printed copy of this Prospectus at www.westpac.com.au/investorcentre;
- calling the Westpac SPS II Information Line on **1300 551 909** (Monday to Friday, between 8.30am – 5.30pm); or
- downloading it electronically at www.westpac.com.au/investorcentre.

Broker Firm Applicants can obtain a copy of this Prospectus, including an Application Form, from their Syndicate Broker.

If you access an electronic copy of this Prospectus, you should ensure that you download and read the entire Prospectus.

Application Forms will only be available during the Offer Period together with printed or electronic copies of this Prospectus.

Applications for Westpac SPS II

Applications for Westpac SPS II under this Prospectus may only be made during the Offer Period, on an Application Form attached to or accompanying this Prospectus. The Corporations Act prohibits any person from passing an Application Form on to another person unless it is attached to or accompanies a printed copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

You should read this Prospectus in its entirety before deciding to apply for Westpac SPS II. If, after reading this Prospectus, you are unclear or have any questions about the Offer, then you should consult your financial adviser or other professional adviser.

For information on who is eligible to apply for Westpac SPS II under the Offer and how to make an Application – see pages 7 to 11 for a summary and Section 2, Section 3 and the Application Forms for full details.

Electronic access to this Prospectus

The following conditions apply if this Prospectus is accessed electronically:

- you must download this Prospectus in its entirety from www.westpac.com.au/investorcentre; and
- this Prospectus is only available electronically to persons accessing and downloading or printing the electronic version of this Prospectus in Australia.

No withdrawal of Application

You cannot withdraw your Application once it has been lodged, except as permitted under the Corporations Act.

Refunds

If you are Allocated less than the number of Westpac SPS II that you applied for, you will receive a refund cheque as soon as possible after the Closing Date. If the Westpac SPS II Offer does not proceed, any Application Payment you have made, or any St.George Hybrid redemption proceeds you have elected to reinvest, will be refunded to you. No interest will be payable on the St.George Hybrid redemption proceeds or any Application Payments.

Trading in Westpac SPS II

It is your responsibility to determine your Allocation before trading in Westpac SPS II to avoid the risk of selling Westpac SPS II you do not own. To assist you in determining your Allocation before the receipt of your Holding Statement, you may call the **Westpac SPS II Information Line on 1300 551 909** if you are a Reinvestment Offer Applicant, SAINTS Offer Applicant or Securityholder Offer Applicant, or contact your Syndicate Broker if you are a Broker Firm Applicant. If you sell Westpac SPS II before you receive confirmation of your Allocation, you do so at your own risk.

Providing personal information

You will be asked to provide personal information to Westpac (directly or via the Registry) if you apply for Westpac SPS II. See Section 8.10 for information on how Westpac (and the Registry on its behalf) collects, holds and uses this personal information. You can also obtain a copy of that policy at www.westpac.com.au.

Enquiries

If you have any questions in relation to the Offer, please call the Westpac SPS II Information Line on **1300 551 909**.

Table of contents

Key dates for the Offer and Westpac SPS II

KEY DATES FOR THE OFFER

Date for determining Eligible Securityholders	7.00pm (Sydney Time) Friday, 13 February 2009
Announcement of Offer	Friday, 20 February 2009
Bookbuild	Thursday, 26 February 2009
Announcement of Margin	Thursday, 26 February 2009
Lodgement of Prospectus with ASIC	Monday, 2 March 2009
Opening Date for the Offer	Monday, 2 March 2009
Closing Date for the Reinvestment Offer, SAINTS Offer and Securityholder Offer and for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds	5.00pm (Sydney Time) Monday, 23 March 2009
Closing Date for the Broker Firm Offer (except for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds)	10.00am (Sydney Time) Friday, 27 March 2009
Westpac SPS II commence trading on ASX on a conditional and deferred settlement basis	Monday, 30 March 2009
Issue Date	Tuesday, 31 March 2009
Westpac SPS II commence trading on ASX on an unconditional and deferred settlement basis	Wednesday, 1 April 2009
Holding Statements dispatched	by Tuesday, 7 April 2009
Westpac SPS II commence trading on ASX on a normal settlement basis	Wednesday, 8 April 2009

KEY DATES FOR WESTPAC SPS II

Record Date for first Distribution	Tuesday, 23 June 2009
Expected first Distribution Payment Date[1]	Tuesday, 30 June 2009
Initial Mandatory Conversion Date[2]	Tuesday, 30 September 2014

Note:
1. Distributions are expected to be paid quarterly in arrear subject to certain payment conditions being satisfied (the "Distribution Payment Test" – see Section 1.3.10).
2. Conversion of Westpac SPS II to Westpac Ordinary Shares on this date is subject to satisfaction of certain Conversion Conditions – see Section 1.7.4.



KEY DATES FOR REDEMPTION OF ST.GEORGE SPS, ST.GEORGE CPS AND ST.GEORGE CPS II ("ST.GEORGE HYBRIDS")

Last day of trading in St.George Hybrids (with entitlement to receive the St.George Hybrid Final Dividend)[3]	Monday, 9 March 2009
Record date for St.George Hybrids Final Dividend[3]	Monday, 16 March 2009
Exchange Date for St.George Hybrids[3]	Tuesday, 31 March 2009
Payment of St.George Hybrids Final Dividend[3]	Tuesday, 31 March 2009

Dates may change

These dates are indicative only and may change. Westpac and the Joint Lead Managers may agree to extend the Offer Period, close the Offer early without notice, or withdraw the Offer at any time before Westpac SPS II are issued. Accordingly, if you wish to apply for Westpac SPS II, you are encouraged to do so as soon as possible after the Opening Date. The period between the Opening Date and the Closing Dates is known as the Offer Period.

Quotation of Westpac SPS II on ASX

Westpac has applied to ASX for Westpac SPS II to be quoted on ASX. Quotation of Westpac SPS II is not guaranteed. If ASX does not grant permission for Westpac SPS II to be quoted, then Westpac SPS II will not be issued and all Application Payments, including St.George Hybrid redemption proceeds you have elected to reinvest, will be refunded (without interest) to Applicants as soon as possible.

Making an Application

For information on who is eligible to apply for Westpac SPS II under the Offer and how to make an Application – see pages 7 to 11 for a summary and Section 2 and Section 3 for full details.

Note:
3. St.George issued an Exchange Notice on 2 March 2009 confirming these dates. The Exchange Date of 31 March 2009 can be varied by giving 2 Business Days notice to the ASX. A change in the Exchange Date is only expected to occur, if necessary, to align the Exchange Date with a change in the issue date of the Westpac SPS II. The record date may vary if the Exchange Date is varied.

Overview of the Offer and Westpac SPS II

The Offer

The Offer is for Westpac SPS II at an Issue Price of $100 each to raise approximately $700 million with the ability to raise more or less.

Westpac SPS II are subordinated, unguaranteed securities which are expected to pay fully franked, non-cumulative, floating rate, quarterly Distributions.

The Offer consists of:

- a Reinvestment Offer, made to Eligible St.George Hybrid Holders;
- a SAINTS Offer, made to Eligible Former SAINTS Holders;
- a Securityholder Offer, made to Eligible Securityholders;
- a Broker Firm Offer, made to Broker Firm Applicants (including Broker Firm Applicants who hold St.George Hybrids or held SAINTS); and
- an Institutional Offer, made to certain Institutional Investors.

Westpac SPS II

Westpac SPS II are stapled securities that qualify as Residual Tier 1 Capital of Westpac for APRA purposes.

Each Westpac SPS II consists of:

- a perpetual, unsecured, non-cumulative subordinated Note issued by Westpac's New York branch ("Westpac NY"); stapled to
- a Preference Share issued by Westpac.

The Notes and Preference Shares cannot be traded separately while they remain Stapled. While the Notes and Preference Shares are Stapled, Distributions are payable in respect of the Notes only.

See Section 1.14 for a comparison of Westpac SPS II, Westpac SPS and Westpac TPS. See Section 2.3 for a comparison of Westpac SPS II, the St.George Hybrids and SAINTS.



Preferred floating rate Distributions	■ Westpac SPS II offer Holders preferred, non-cumulative, floating rate Distributions. Distributions are scheduled to be paid quarterly in arrear (subject to the satisfaction of the Distribution Payment Test). ■ Distributions are expected to be fully franked and accordingly Holders are expected to receive cash distributions and franking credits. The ability of a Holder to use franking credits will depend on their individual tax position. See Section 1.3 for further details. If Distributions are not fully franked, additional Distributions may be payable to Holders by Westpac – see Section 1.3.5. ■ The Distribution Rate is a floating rate and is calculated quarterly as the sum of the 90 day Bank Bill Rate per annum plus the Margin per annum, together multiplied by (1 – Tax Rate)[4]. ■ The Margin is 3.80% per annum. ■ As an example, given the Margin of 3.80% per annum, if the 90 day Bank Bill Rate is 3.1083%[5] per annum and the Distribution is fully franked, then the Distribution Rate for the quarter would be 4.8358%[6] per annum – see Section 1.3.2 for an example of this calculation. ■ While the Notes and Preference Shares are Stapled, Distributions are payable in respect of the Notes only. Upon the occurrence of certain events ("Assignment Events"), the Notes and Preference Shares to which the relevant Assignment Event applies will Unstaple, the relevant Notes will be transferred to Westpac or a relevant member of the Westpac Group ("Assignee"). If the Assignment Event is not in respect of Conversion or Redemption, Holders will continue to hold Preference Shares and Distributions will then only be payable on the Preference Shares (calculated on the same basis as Distributions on the Notes).

Note:
4. The Tax Rate is 30% as at the date of this Prospectus.
5. The 90 day Bank Bill Rate on 24 February 2009 was 3.1083% per annum.
6. The Distribution Rate is for illustrative purposes only and does not indicate the actual Distribution Rate.

Overview of the Offer and Westpac SPS II

Conversion, Transfer and Redemption	■ On 30 September 2014, the Initial Mandatory Conversion Date, it is expected that the Westpac SPS II will be either: - Converted into Ordinary Shares, provided certain conditions (the "Conversion Conditions" – see Section 1.7.4) are satisfied; or - Transferred to a Nominated Party at the election of Westpac for cash. ■ Conversion will not occur if the Conversion Conditions are not satisfied. If the Conversion Conditions are not satisfied, Westpac SPS II may in certain circumstances (subject to APRA's prior written approval) be Redeemed for cash. ■ If Westpac SPS II are not Converted, Transferred or Redeemed on the Initial Mandatory Conversion Date, then they will remain on issue and may be Converted, Transferred or Redeemed at the next possible Conversion Date (subject to the same Conversion Conditions as applicable). ■ Westpac SPS II may be Transferred for cash or (subject to APRA's prior written approval) Redeemed for cash or Converted into Ordinary Shares prior to a Mandatory Conversion Date in certain other circumstances – see Sections 1.8.1 to 1.8.4.
Ranking	■ Westpac SPS II rank for payment in a winding-up of Westpac ahead of Ordinary Shares and equally with Equal Ranking Capital Securities (which currently include TPS 2003, TPS 2004, Westpac TPS and Westpac SPS), but are subordinated to claims of Westpac deposit holders and other Senior Creditors.
Ratings	■ Westpac SPS II have been rated 'A+' by Standard & Poor's and 'Aa3' by Moody's[7]. ■ This compares to a current credit rating of 'A+' by Standard & Poor's and 'Aa3 by Moody's on the St.George Hybrids, and prior to the merger, a credit rating of 'A-' by Standard and Poor's and 'A1' by Moody's on the St.George Hybrids. ■ On risks associated with credit ratings, see Section 5.1.12.
Quotation	■ Westpac has applied to have Westpac SPS II quoted on ASX and they are expected to trade under the code WBCPB.
Risks	■ There are risks involved with investing in Westpac SPS II – see Sections 1.2 and 5.

Note:

7. The above credit ratings are current as at the date of this Prospectus, but may be revised, withdrawn or suspended at any time. These credit ratings are not a recommendation by the relevant credit ratings agency to apply for Westpac SPS II. No consent has been obtained from Standard & Poor's and Moody's for the disclosure of these ratings in the Prospectus.



Eligible Applicants

The Offer consists of a:

- Reinvestment Offer:
  - Following the implementation of the merger between St.George and Westpac, on 2 March 2009 St.George issued an Exchange Notice confirming the redemption of St.George SPS, St.George CPS and St.George CPS II ("St.George Hybrids") for $100 each on 31 March 2009[8].
  - An offer to Eligible St.George Hybrid Holders to reinvest the proceeds of the redemption of St.George Hybrids in Westpac SPS II with a Guaranteed Allocation of one Westpac SPS II for each St.George Hybrid registered in their name on the Exchange Date (31 March 2009)[8].
  - Eligible St.George Hybrid Holders are registered holders of St.George Hybrids on or after 20 February 2009 who are shown on the Register as having an address in Australia.
- SAINTS Offer:
  - On 1 December 2008, Westpac acquired all SAINTS for $100 each under a scheme of arrangement.
  - An offer to Eligible Former SAINTS Holders to invest in Westpac SPS II with a Guaranteed Allocation of one Westpac SPS II for each SAINTS that was registered in their name on the Scheme Implementation Date (1 December 2008).
  - Eligible Former SAINTS Holders are registered holders of SAINTS on 1 December 2008 who were shown on the Register as having an address in Australia.
- Securityholder Offer:
  - An offer to Eligible Securityholders, being registered holders of Westpac Ordinary Shares, Westpac TPS and/or Westpac SPS at 7.00pm on 13 February 2009 who are shown on the Register as having an address in Australia.
- Broker Firm Offer:
  - An offer to Australian retail clients of a Syndicate Broker.
  - Eligible St.George Hybrid Holders and Eligible Former SAINTS Holders who are Australian resident clients of a Syndicate Broker may also apply under the Broker Firm Offer, and an
- Institutional Offer:
  - An offer to Institutional Investors invited by the Joint Lead Managers.

Note:

8. St.George has reserved the right to amend this date.

Overview of the Offer and Westpac SPS II

	There is no general public offer of Westpac SPS II. However, Westpac reserves the right to accept Applications from other persons at its discretion. Applications must be for a minimum of 50 Westpac SPS II ($5,000), except for Applications from Eligible St.George Hybrid Holders and Eligible Former SAINTS Holders which may be smaller in certain circumstances. See Section 2 for further details.
When to apply	The key dates for the Offer are summarised on page 2. Applications may only be made during the Offer Period. It is possible that the Offer will close early, so if you wish to apply for Westpac SPS II you are encouraged to lodge your Application promptly after the Opening Date of the Offer.

What you need to do

COMPLETE THE FOLLOWING STEPS TO APPLY FOR WESTPAC SPS II:

1. Read this Prospectus	**Read** this Prospectus in full, paying particular attention to the: ■ important information on the inside front cover; ■ answers to key questions in Section 1; ■ investment risks that may be relevant to an investment in Westpac SPS II in Section 5; and ■ Preference Share Terms in Appendix B and Note Terms in Appendix C. A copy of this Prospectus will be sent to you if you are an Eligible St.George Hybrid Holder or an Eligible Former SAINTS Holder. A copy of this Prospectus can be: ■ downloaded from the Westpac website at www.westpac.com.au/investorcentre; ■ sent to you free of charge if you call the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm); or ■ sent to you free of charge if you are an Eligible Securityholder and register on-line to receive a copy of this Prospectus on the website above. Broker Firm Applicants can obtain a copy of this Prospectus and an accompanying Application Form from their Syndicate Broker.
2. Consider and consult	Consider all risks and other information about Westpac SPS II and Westpac in light of your particular investment objectives and circumstances. Consult your financial adviser or other professional adviser if you are uncertain as to whether you should apply for Westpac SPS II.

What you need to do

3. Complete an Application Form

Reinvestment Offer	SAINTS Offer	Securityholder Offer	

Completing an Application Form

Follow the instructions to complete and return the blue personalised Reinvestment Application Form which was mailed to you with a copy of this Prospectus and an Exchange Notice on or around 2 March 2009. The options available under this Offer are outlined in Section 2.	Follow the instructions to either: ■ complete and return the white personalised SAINTS Application Form which was mailed to you with a copy of this Prospectus on or around 2 March 2009; or ■ apply on-line during the Offer Period by visiting the Westpac website at www.westpac.com.au/investorcentre and follow the instructions.	Follow the instructions to either: ■ complete and return the pink Securityholder Application Form, which will accompany this Prospectus; or ■ apply on-line during the Offer Period by visiting the Westpac website at www.westpac.com.au/investorcentre and follow the instructions.	Contact your Syndicate Broker for information on how to submit an Application Form.

Application Payments

A separate Application Payment is not necessary unless you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date. See Section 3.2.8. If applicable, your Application Payment can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted.	If you apply: ■ using the white SAINTS Application Form, your Application Payment can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted; or ■ on-line, Application Payments can only be made using BPAY® [9].	If you apply: ■ using the pink Securityholder Application Form, your Application Payment can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted; or ■ on-line, Application Payments can only be made using BPAY® [9].	You should make your Application Payment under arrangements made between you and your Syndicate Broker. If you are a St.George Hybrid Holder you may direct your Syndicate Broker to reinvest some or all of the redemption proceeds of the St.George Hybrids registered in your name on the Exchange Date directly in Westpac SPS II. A separate Application Payment is not necessary unless you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date. See Section 3.2.8.

Note:
9. BPAY® Registered to BPAY Pty Ltd (ABN 69 079 137 518).

[redacted]

4. Submit an Application and Application Payment (where applicable)

Reinvestment Offer	SAINTS Offer	Securityholder Offer	[redacted]

Submitting an Application

Mail or deliver your completed Application Form together with your Application Payment (where applicable):

by mail to the Registry:

Westpac SPS II Offer
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

by hand delivery to the Registry:

Westpac SPS II Offer
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

Application Forms and Application Payments (where applicable) must be received by the Registry no later than the Closing Date for the Reinvestment Offer, SAINTS Offer and Securityholder Offer – which is expected to be **5.00pm (Sydney Time) on 23 March 2009.**

Application Forms and Application Payments will not be accepted at any other address (including Westpac's registered office or any other Westpac office or branch).

If you are a Securityholder or SAINTS Offer Applicant and you apply on-line, you must submit both your Application and Application Payment on-line by the Closing Date which is expected to be **5.00pm (Sydney Time) on 23 March 2009.**

You should contact your Syndicate Broker for instructions on how to submit your Application Form and, if applicable, your Application Payment and Supporting Documentation. Your Syndicate Broker must apply on your behalf by the relevant Closing Dates.

The Closing Date for Broker Firm Applicants reinvesting their St.George Hybrid redemption proceeds under the Broker Firm Offer is expected to be **5.00pm (Sydney Time) on 23 March 2009.** For all other Broker Firm Applicants the Closing Date is expected to be **10.00am (Sydney Time) on 27 March 2009.**

The Offer may close early, so if you wish to apply for Westpac SPS II, you are encouraged to lodge your Application promptly after the Opening Date.

5. More information

If, after you have read this Prospectus, you have any questions regarding the Offer, please contact your financial adviser or other professional adviser.

For more information on applying for Westpac SPS II see Section 2 and Section 3. If you have questions on how to apply for Westpac SPS II, call the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm) or contact your Syndicate Broker.

1

Answers to key questions about Westpac SPS II

THIS SECTION ANSWERS SOME KEY QUESTIONS YOU MAY HAVE ABOUT THE OFFER

The answers to these key questions are intended as a guide only. Further details are provided in other sections of this Prospectus, which you should read in its entirety. The Preference Share Terms are set out in Appendix B and the Note Terms are set out in Appendix C

Answers to key questions about Westpac SPS II

1.1 Description of Westpac SPS II

1.1.1 What are Westpac SPS II?

Westpac SPS II is an acronym for Westpac Stapled Preferred Securities II. Each Westpac SPS II is a stapled security consisting of:

- a perpetual, unsecured, non-cumulative subordinated Note issued by Westpac NY;

stapled to

- a Preference Share issued by Westpac.

Westpac SPS II:

- offer Holders non-cumulative, floating rate Distributions payable quarterly in arrear (subject to the satisfaction of the Distribution Payment Test – see Section 1.3.10), which are expected to be fully franked;
- are expected to be Converted into Ordinary Shares (provided the Conversion Conditions are satisfied) or Transferred to a Nominated Party for $100 cash per Westpac SPS II at the election of Westpac on the Initial Mandatory Conversion Date – see Section 1.7.2;
- may be Redeemed for cash, subject to APRA's prior written approval, if the First Conversion Condition is not satisfied;
- in the event that Westpac SPS II are not Converted, Transferred or Redeemed on the Initial Mandatory Conversion Date, they will remain on issue and may be Converted or Transferred at the next possible Conversion Date (subject to the same Conversion Conditions as applicable);
- may, at the election of Westpac, be Converted, Redeemed or Transferred prior to the Initial Mandatory Conversion Date if a Tax Event, Regulatory Event or Acquisition Event occurs;
- will be Converted following an Acquisition Event (subject to the Conversion Conditions being satisfied) if Westpac does not give Holders an Early Conversion/Redemption Notice in respect of the Acquisition Event;
- rank in priority to Ordinary Shares; and
- rank equally in a winding up with Westpac SPS and Westpac TPS.

1.1.2 Can Westpac SPS II be traded on ASX?

Westpac has applied to ASX for Westpac SPS II to be quoted on ASX. It is expected that Westpac SPS II will trade under ASX code 'WBCPB', however quotation is not guaranteed. If ASX does not grant permission for Westpac SPS II to be quoted, then Westpac SPS II will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible and

St.George Hybrid Holders will be paid their redemption proceeds on the Exchange Date.

If Westpac SPS II are quoted on ASX you will be able to buy or sell Westpac SPS II at the market price at the time through your broker. The market price of Westpac SPS II may fluctuate due to a number of factors – see Section 5. There can be no assurances as to what the market price will be.

1.1.3 How do you find out your Allocation of Westpac SPS II?

If you are a Broker Firm Applicant and wish to find out your Allocation prior to receiving your Holding Statement, you should contact your Syndicate Broker. Reinvestment Offer Applicants, SAINTS Offer Applicants and Securityholder Offer Applicants should call the **Westpac SPS II Information Line on 1300 551 909** (Monday to Friday, between 8.30am – 5.30pm).

1.1.4 Are Westpac SPS II independently rated?

Westpac SPS II have been assigned an Issue Credit Rating of 'A+' by Standard & Poor's and 'Aa3' by Moody's.

FOR MORE INFORMATION

On credit ratings relevant to the Offer – see Section 4.8. On risks associated with credit ratings – see Section 5.1.12.

1.1.5 Are Westpac SPS II perpetual?

Westpac SPS II are effectively perpetual instruments that may only be Converted, Transferred or Redeemed in accordance with their terms (summarised in Sections 1.7 and 1.8).

1.1.6 What are the taxation consequences of investing in Westpac SPS II?

The taxation consequences of investing in Westpac SPS II will depend on your individual circumstances. You should obtain your own taxation advice before you invest in Westpac SPS II.

FOR MORE INFORMATION

On the Australian taxation consequences of an investment in Westpac SPS II – see the Taxation letter from Allens Arthur Robinson in Section 6.

1.2 Key risks of investing in Westpac SPS II

There are a number of potential risks of investing in Westpac SPS II. These include:

- The market price for Westpac SPS II may fluctuate due to a number of factors (including those set out in Section 5). It is possible that Westpac SPS II may trade at a market price below the Issue Price.
- In addition, the market for Westpac SPS II may be less liquid than the market for Ordinary Shares. Holders who wish to sell their Westpac SPS II may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for Westpac SPS II.
- The Distribution Rate will fluctuate over time with movements in the 90 day Bank Bill Rate. There is a risk that the rate may become less attractive compared to returns available on comparable securities or investments.
- There is a risk that Distributions will not be paid. See Sections 1.3.9 to 1.3.14 for details of when Distributions may not be paid and the consequences of non-payment.
- The value of your investment in Westpac SPS II may be influenced by Westpac's financial performance and position, regardless of when, if ever, your Westpac SPS II are Converted. These risks include the risks associated with the current conditions in global credit and capital markets which affect the cost and availability of credit and which could adversely affect Westpac's results of operations, liquidity, capital resources and financial condition. See Sections 5.2 and 5.3 for specific risks associated with an investment in Westpac.
- You may receive cash on the Initial Mandatory Conversion Date if Westpac SPS II are Transferred or Redeemed, or Westpac SPS II may remain on issue. This may be disadvantageous in light of market conditions or your individual circumstances.
- Conversion, Transfer or Redemption may occur in certain circumstances before the Initial Mandatory Conversion Date (for example, following a Tax Event, Regulatory Event or Acquisition Event), which may be disadvantageous in light of market conditions or your individual circumstances. See Section 1.8 for a description of the circumstances in which this may occur.

- Mandatory Conversion is subject to the Conversion Conditions being satisfied and may not occur on the Initial Mandatory Conversion Date.

- The merger between Westpac and St.George involves the integration of the businesses of St.George and Westpac. There are risks associated with the integration of the two businesses including: Westpac may not achieve the revenue growth, cost savings and other benefits it anticipates from the merger or it may incur greater integration costs than it has estimated. These risks may affect its financial condition and the price of its securities, including Ordinary Shares and Westpac SPS II.

- One or more independent credit ratings agencies assign ratings to Westpac and have assigned credit ratings to Westpac SPS II. There is a risk that the credit ratings of Westpac and Westpac SPS II may change – see Section 5.1.12 for risks associated with credit ratings.

FOR MORE INFORMATION

On these and other risks – see Section 5.

1.3 Distributions

1.3.1 What are Distributions?

Distributions paid to Holders will consist of Interest on Notes until an Assignment Event occurs. After an Assignment Event has occurred – see Section 1.6, Distributions will consist of Dividends on Preference Shares.

Regardless of whether a Distribution is paid as Interest on Notes or a Dividend on Preference Shares, the amount of the Distribution will be calculated on the same basis. Holders will not be entitled to both Interest on Notes and Dividends on Preference Shares while the Notes and the Preference Shares remain Stapled.

Distributions are based on the Distribution Rate and expected to be paid quarterly in arrear.

Distributions are non-cumulative and subject to the Distribution Payment Test – see Section 1.3.10.

Distributions are expected to be fully franked and accordingly Holders are expected to receive cash distributions and franking credits.

1.3.2 How will the Distribution Rate be determined?

The Distribution Rate is based on a floating rate and will be set on the first Business Day of each Distribution Period using the following formula:

(90 day Bank Bill Rate + Margin) × (1 – Tax Rate)

90 day Bank Bill Rate	The 90 day Bank Bill Rate on the first Business Day of the Distribution Period.
Margin	The Margin is 3.80% per annum.
Tax Rate	The Australian corporate tax rate applicable to the franking account of Westpac as at the Distribution Payment Date expressed as a decimal. As at the date of this Prospectus, the relevant rate is 30% or, expressed as a decimal in the formula, 0.30.

As an example, given the Margin of 3.80% per annum, if the 90 day Bank Bill Rate on the Issue Date was the same as on 24 February 2009, then assuming the Distribution will be fully franked the Distribution Rate would be calculated as follows:

90 day Bank Bill Rate at 24 February 2009	3.1083% per annum
Plus the Margin	3.80% per annum
	6.9083% per annum
Multiplied by (1 – Tax Rate)	0.70
Distribution Rate	**4.8358%[1] per annum**

Note:

1. The calculation of the Distribution Rate will be rounded to four decimal places. The Distribution Rate above is for illustrative purposes only and does not indicate the actual Distribution Rate. It is not a guarantee or forecast of the actual Distribution Rate that may be achieved. The actual Distribution Rate may be higher or lower than this and will vary each quarter depending on the applicable 90 day Bank Bill Rate and Tax Rate.

Impact of franking credits

Distributions are expected to be fully franked and accordingly Holders are expected to receive cash distributions and franking credits. The franking credits represent your share of tax paid by Westpac on the profits from which your cash distribution is paid.

If the potential value of the franking credits is taken into account in full, the Distribution Rate of 4.8358% per annum in the example above would be equivalent to an unfranked distribution rate of approximately 6.9083% per annum. However, you should be aware that the potential value of the franking credits does not accrue to you at the same time as you receive the cash distribution.

You should also be aware that your ability to use the franking credits, either as an offset to your tax liability or by claiming a refund after the end of the year of income, will depend on your individual tax position.

You should seek professional advice in relation to your tax position. Investors should also refer to the Taxation letter from Allens Arthur Robinson in Section 6.

1.3.3 How will Distributions be calculated?

Distributions will be calculated as follows:

$$\frac{\textbf{Distribution Rate} \times \textbf{Issue Price} \times \textbf{N}}{\textbf{365}}$$

Distribution Rate	See Section 1.3.2.
Issue Price	$100 per Westpac SPS II.
N	The number of days in the Distribution Period.
Distribution Period	The period from (but excluding) the previous Distribution Payment Date to (and including) the relevant Distribution Payment Date, or in the case of the first Distribution Period from (and including) the Issue Date, to (and including) the first Distribution Payment Date.
Distribution Payment Date	See Section 1.3.7.

As an example, if the franked[2] Distribution Rate was 4.8358% per annum as calculated in Section 1.3.2, then the Distribution on each Westpac SPS II for a typical Distribution Period would be calculated as follows:

Distribution Rate	4.8358% per annum
Multiplied by the Issue Price	× $100
Multiplied by the number of days in the Distribution Period[3] (N)	× 90
Divided by 365	÷ 365
Cash amount of Distribution[4]	**$1.1924**

Note:

2. Australian resident taxpayers may be entitled to utilise franking credits. Australian resident taxpayers that are individuals or complying superannuation entities may be entitled to a refund of excess franking credits. Investors should seek professional advice in relation to their tax position. Reference should also be made to the taxation information in Section 6 of this Prospectus.
3. Distribution Periods will generally have approximately 90-92 days in them.
4. All calculations of payments will be rounded to four decimal places. Any fraction of a cent is disregarded when paying Distributions on a Holder's aggregate holding of Westpac SPS II. The Distribution Rate on which this calculation is based, and the Distribution, are for illustrative purposes only and do not indicate the actual Distribution Rate or Distribution. It is not a guarantee or forecast of the actual Distribution that may be achieved.

1.3.4 Will Distributions be fully franked?

Westpac expects, but does not guarantee, that Distributions will be fully franked. This means that Distributions are expected to carry full franking credit benefits. If there is a change in the Tax Rate, the Distribution Rate will change accordingly – see the formula for calculating the Distribution Rate in Section 1.3.2.

1.3.5 What happens if Distributions are not fully franked?

If a Distribution is not fully franked (other than because of an act by, or circumstance affecting, a particular Holder), then Holders will be entitled to receive a Gross-Up Amount on the Distribution Payment Date to compensate for the unfranked amount. The payment of any applicable Gross-Up Amount is also subject to the Distribution Payment Test – see Section 1.3.10.

The formula for determining the Gross-up Amount is:

Gross-Up Amount	**ED – Distribution**
ED	$\dfrac{\textbf{Distribution}}{1 - [\textbf{Tax Rate} \times (1 - \textbf{Franking Rate})]}$
Distribution	The Distribution entitlement for that Distribution Period – see Section 1.3.3.
Tax Rate	See Section 1.3.2.
Franking Rate	The percentage of the Distribution (inclusive of any Gross-Up Amount) that would carry franking credit benefits.

FOR MORE INFORMATION

On the franking and other taxation consequences for Notes and Preference Shares – see the Taxation letter from Allens Arthur Robinson in Section 6.

1.3.6 Will the Margin change?

No. The Margin will not change from 3.80% per annum.

1.3.7 When will Distributions be paid?

Distributions are scheduled to be paid quarterly in arrear on the Distribution Payment Dates and on any Redemption Date or Conversion Date, subject to the Distribution Payment Test.

The Distribution Payment Dates are:

- each 31 March, 30 June, 30 September and 31 December commencing 30 June 2009 (which is the first Distribution Payment Date) until and including 30 June 2014;
- the Initial Mandatory Conversion Date (30 September 2014); and
- following the Initial Mandatory Conversion Date (if Westpac SPS II are not Converted or Redeemed on that date) each 31 March, 30 June, 30 September and 31 December commencing 31 December 2014 until Westpac SPS II are Converted or Redeemed.

If a Distribution Payment Date is not a Business Day, then the Distribution will be paid on the next Business Day (without any interest in respect of the delay).

The first Distribution Period runs from (and including) the Issue Date to (and including) 30 June 2009.

Thereafter, each Distribution Period runs from (but excluding) the previous Distribution Payment Date to (and including) the next Distribution Payment Date.

The Distribution Rate will be determined on the first Business Day of each Distribution Period.

Distributions will be paid to persons who are Holders on the Record Date in respect of the Distribution.

1.3.8 How will Distributions be paid?

Distributions will be paid in Australian dollars. Westpac will only pay Distributions on Westpac SPS II directly into an Australian dollar account of a financial institution. If you are Allotted any Westpac SPS II, when you are sent your Holding Statement you may be required to provide details of an Australian dollar financial institution account, even if you are an existing Ordinary Shareholder, St.George Hybrid Holder or Former SAINTS Holder.

If you do not provide these account details to the Registry, or if any Distribution paid to you is unsuccessful, then you will be sent a notice advising you of the amount of the Distribution. In that case the funds will be held in a trust account (maintained by Westpac) as a non-interest bearing deposit until such time as you provide appropriate account details or are paid by Westpac under legislation relating to unclaimed money.

Westpac reserves the right to vary the way in which any Distribution is paid in accordance with the Note Terms and Preference Share Terms.

FOR MORE INFORMATION

On how your Distributions will be paid – see clause 9 of the Note Terms and clause 9 of the Preference Share Terms.

1.3.9 Will Distributions always be paid?

Distributions are discretionary and may not always be paid as they are subject to the satisfaction of the Distribution Payment Test. After an Assignment Event Date, the payment of Dividends on the Preference Shares will be subject to the Corporations Act and any other law regulating the payment of Dividends (as well as being subject to the Distribution Payment Test).

The Westpac Directors are required to resolve not to pay a Distribution or not to resolve to pay an Optional Dividend (see Section 1.3.12) if, in their opinion, making the payment would result in Westpac becoming, or being likely to become, insolvent.

1.3.10 What is the Distribution Payment Test?

The Distribution Payment Test will not be satisfied in respect of the payment of a Distribution (or any Optional Dividend – see Section 1.3.12) if:

- in the case of the Notes, the Westpac Directors determine (in their absolute discretion) not to pay that Distribution, or, in the case of Preference Shares (following an Assignment Event), the Westpac Directors (in their absolute discretion) do not determine to pay the Distribution;
- the amount of the Distribution (or Optional Dividend) exceeds Distributable Profits, unless APRA otherwise gives its prior written approval; or
- APRA objects to the payment of the Distribution or, in the instance of an Optional Dividend, APRA has not given its prior written approval for the payment of the Optional Dividend.

1.3.11 What are Distributable Profits?

Broadly, Distributable Profits are:

- the aggregate of the consolidated profits after tax of Westpac (calculated before any dividends or distributions on Westpac's Upper Tier 2 Capital and Tier 1 Capital) for the last two six-monthly financial periods for which results have been publicly announced (or another amount as determined by APRA); less
- the aggregate amount of dividends or distributions paid or payable by Westpac on its Upper Tier 2 Capital and Tier 1 Capital in the twelve months to and including the applicable Distribution Payment Date, but excluding:
  - dividends or distributions paid or payable to another member of the Westpac Group; and
  - Distributions payable in relation to Westpac SPS II on the applicable Distribution Payment Date.

Distributable Profits are the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits, as determined in accordance with the Note Terms and Preference Share Terms.

FOR MORE INFORMATION

On the definition of Distributable Profits – see clause 12.1 of the Note Terms and clause 13.1 of the Preference Share Terms.

On the investment risks associated with Westpac's financial performance and position, which could affect Westpac's profits – see Section 5.2.

1.3.12 What happens if a Distribution is not paid in full?

Distributions are non-cumulative. If a Distribution is not paid in full because the Distribution Payment Test is not satisfied, you will not be entitled to receive the unpaid portion of that Distribution. However, if the Unpaid Distribution is Interest on the Notes which is not paid in full within 20 Business Days of the Distribution Payment Date, an Assignment Event will occur and the Notes will Unstaple from the Preference Shares.

Following the Preference Shares becoming Unstapled from the Notes, Westpac may choose to pay an Optional Dividend (subject to APRA's prior written approval) equal to the aggregate amount of any Unpaid Distributions that were scheduled to be paid in the 12 months before the date of the Optional Dividend. The payment of an Optional Dividend is subject to the Distribution Payment Test.

FOR MORE INFORMATION

On Optional Dividends – see clause 3.6 of the Preference Share Terms.

1.3.13 What is the consequence for Westpac if a Distribution is not paid?

If for any reason a Distribution on the Notes is not paid in full within 20 Business Days of a Distribution Payment Date, then an Assignment Event will occur – see Section 1.6.1.

Additionally, if for any reason a Distribution is not paid in full within 20 Business Days of a Distribution Payment Date, the Dividend and Capital Stopper will apply to Westpac.

1.3.14 What is the Dividend and Capital Stopper?

The Dividend and Capital Stopper will generally restrict Westpac from:

- declaring or paying any interest, dividends or distributions on Equal Ranking Capital Securities or Junior Ranking Capital Securities, including dividends on Westpac Ordinary Shares; or
- reducing, redeeming, cancelling or acquiring, for any consideration, any Junior Ranking Capital Securities.

The Dividend and Capital Stopper will no longer apply if:

- four consecutive Dividends scheduled to be paid after the Distribution Payment Date for the Distribution that has not been paid, are paid in full;
- Westpac pays an Optional Dividend, equal to the aggregate amount of any Unpaid Distributions scheduled to be paid in the 12 months before the date of the Optional Dividend;
- all Preference Shares are Redeemed or Converted; or
- a Special Resolution of Preference Shareholders has been passed approving the otherwise restricted action,

and APRA does not otherwise object.

There are a limited number of exceptions to the Dividend and Capital Stopper, including that Westpac is allowed to make proportionate payments on the Preference Shares and other Equal Ranking Capital Securities.

FOR MORE INFORMATION

On the Dividend and Capital Stopper – see clauses 3.10 and 3.11 of the Preference Share Terms.

1.4 Use of proceeds

1.4.1 Why is Westpac issuing Westpac SPS II?

Westpac SPS II will be treated as Residual Tier 1 Capital of Westpac for regulatory capital purposes and will increase Westpac's capital resources and enhance its balance sheet flexibility.

In addition, Westpac SPS II provides Eligible St.George Hybrid Holders the opportunity to reinvest their redemption proceeds in Westpac SPS II, and Eligible Former SAINTS Holders the opportunity to invest in Westpac SPS II.

1.4.2 What will Westpac do with the proceeds of the Offer?

It is the current intention that the proceeds received under the Offer by Westpac NY will be used in Westpac's London branch and Westpac's New Zealand operations to repay existing funding from Westpac's head office. Westpac's head office will use those proceeds for general funding purposes.

1.5 Regulation of Westpac

1.5.1 Who is APRA?

The Australian Prudential Regulation Authority ("APRA"), is the prudential regulator of the Australian financial services industry. It oversees banks, credit unions, building societies, general insurance and reinsurance companies, life insurance companies, friendly societies, and most members of the superannuation industry.

1.5.2 How are Westpac SPS II treated by APRA for regulatory capital purposes?

APRA's capital adequacy standards separate Residual Tier 1 Capital into Innovative Residual Tier 1 Capital and Non-Innovative Residual Tier 1 Capital and specify the requirements for securities to qualify as Innovative Residual Tier 1 Capital and Non-Innovative Residual Tier 1 Capital.

Mandatory convertible preference shares can qualify under these APRA standards as Non-Innovative Residual Tier 1 Capital if certain requirements are met.

APRA has confirmed that Westpac SPS II will be treated as Non-Innovative Residual Tier 1 Capital under the capital adequacy standards.

FOR MORE INFORMATION

On Westpac's capital management strategy and capital ratios and the unaudited pro forma financial effect of the issue of Westpac SPS II on Westpac's capital adequacy position – see Section 4.6.

1.6 Assignment Event

1.6.1 What is an Assignment Event?

An Assignment Event, in respect of specified Westpac SPS II, means the occurrence of any of the following events or dates:

- a date Westpac selects in its absolute discretion;
- the appointment by APRA of a statutory manager to Westpac;
- the date the Preference Shares are Converted or Redeemed, immediately prior to the Conversion or Redemption taking effect;
- the 21st Business Day after an Interest Payment Date where Interest and Gross-Up Amount on the Notes has not been paid in full to Holders within 20 Business Days of that Interest Payment Date; or
- an Event of Default (as defined in the Note Terms).

1.6.2 What happens if an Assignment Event occurs?

Under clause 2.4(c) of the Note Terms, each Holder is bound by the irrevocable offer made to Westpac by the Initial Purchaser – see Section 7.5, to assign the Notes they hold to Westpac or its nominee (the "Assignee") upon the occurrence of an Assignment Event.

If an Assignment Event occurs, the following will automatically occur in relation to each Westpac SPS II to which the Assignment Event applies on the Assignment Event Date, in the following order:

- Westpac shall accept the offer of Holders to assign the Notes to the Assignee;
- the relevant Notes will become Unstapled from the relevant Preference Shares; and
- the relevant Notes, and all right, title and interest of Noteholders in them, will be assigned to the Assignee. No additional consideration is payable to the Noteholder in respect of that assignment.

After the assignment of Notes on the Assignment Event Date, Holders will only hold a Preference Share for each Westpac SPS II they hold in relation to which the Assignment Event has occurred. All rights to receive principal and Interest on the assigned Note following such assignment are transferred from Noteholders to the Assignee.

Following Unstapling of Preference Shares from Notes on the Assignment Event Date, Dividends become payable on the Preference Shares comprising the Westpac SPS II that have had their corresponding Note assigned to the Assignee. The first Dividend Period for the first Dividend payable on those Preference Shares will commence from (and excluding) the last Interest Payment Date on or prior to the Assignment Event Date.

Westpac will make an announcement to ASX that the Assignee has taken assignment of Notes as soon as reasonably practicable following that occurring.

FOR MORE INFORMATION

On the definition and implications of an Assignment Event – see clauses 4 and 12.1 respectively of the Note Terms in Appendix C.

1.7 Mandatory Conversion, Transfer or Redemption

1.7.1 When is the Mandatory Conversion Date?

The Mandatory Conversion Date will be the earlier of:

(i) 30 September 2014 – the "Initial Mandatory Conversion Date"; and

(ii) the first Distribution Payment Date after 30 September 2014,

on which both Conversion Conditions are satisfied – see Section 1.7.4.

1.7.2 What will happen on the Initial Mandatory Conversion Date?

On the Initial Mandatory Conversion Date it is expected that Westpac SPS II will be either:

- Converted into Ordinary Shares, provided the Conversion Conditions are satisfied – see Sections 1.7.3 and 1.7.4; or
- Transferred to a Nominated Party for $100 cash per Westpac SPS II, provided Westpac has given Holders a Transfer Notice at least 30, but no more than 50, Business Days prior to that date (see Section 1.7.8).

If Westpac has not issued a Transfer Notice and the First Conversion Condition is not satisfied then Westpac SPS II may, subject to APRA's prior written approval, be Redeemed for $100 cash per Westpac SPS II.

If Westpac SPS II are not Converted, Transferred or Redeemed on the Initial Mandatory Conversion Date, then they will remain on issue and may be Converted, Transferred or Redeemed at the next possible Mandatory Conversion Date (subject to the Conversion Conditions as applicable).

1.7.3 What is Conversion?

Conversion means the conversion of Westpac SPS II into a variable number of Ordinary Shares in accordance with the formula contained in clause 4.10 of the Preference Share Terms. Conversion may only occur if the Conversion Conditions are satisfied – see Section 1.7.4.

The method for calculating the number of Ordinary Shares to be issued on Conversion is described in Section 1.7.6.

1.7.4 What are the Conversion Conditions?

The Conversion Conditions in relation to the Initial Mandatory Conversion Date, or any other possible Conversion Date, are satisfied where:

- the Test Conversion Number on the 25th Business Day[5] before the relevant Conversion Date is no greater than 90% of the Maximum Conversion Number (the "First Conversion Condition"). This is equivalent to the VWAP of Ordinary Shares on the 25th Business Day[5] before the relevant Conversion Date being greater than 56.12% of the Issue Date VWAP; and
- the Conversion Number on the relevant Conversion Date is no greater than the Maximum Conversion Number (the "Second Conversion Condition"). This is equivalent to the VWAP of Ordinary Shares during the period of 20 Business Days on which trading in Ordinary Shares takes place before (but not including) the relevant Conversion Date being greater than 50.51% of the Issue Date VWAP.

The Issue Date VWAP means the VWAP of Ordinary Shares during the 20 Business Days on which trading in Ordinary Shares took place immediately preceding (but not including) the Issue Date, subject to certain adjustments. If the Maximum Conversion Number is adjusted in accordance with the Preference Share Terms, the Issue Date VWAP will be adjusted in a corresponding manner.

Conversion cannot occur unless both Conversion Conditions are satisfied.

The satisfaction of the Conversion Conditions on a possible Conversion Date is dependent on the price of Ordinary Shares.

For example, if the Issue Date VWAP is $16.50[6], then for the Conversion Conditions to be satisfied:

- the VWAP for the First Conversion Condition would need to be at least $9.26 (56.12% of the Issue Date VWAP); and
- the VWAP for the Second Conversion Condition would need to be at least $8.33 (50.51% of the Issue Date VWAP).

This example is for illustrative purposes only and does not indicate what the Issue Date VWAP[6] will be or whether or not the Conversion Conditions will actually be satisfied in respect of a possible Conversion Date.

Note:

5. If no trading in Ordinary Shares took place on the 25th Business Day before the relevant Conversion Date, the last Business Day prior to the 25th Business Day on which trading in Ordinary Shares occurred.
6. The Issue Date VWAP may be higher or lower than $16.50.

1.7.5 Why do Westpac SPS II have Conversion Conditions?

APRA's capital adequacy guidelines for Non-Innovative Residual Tier 1 Capital require that the number of Ordinary Shares per Westpac SPS II that Westpac SPS II Holders are issued on Conversion may not be greater than the Maximum Conversion Number which is determined using the following formula:

$$\frac{\textbf{Face Value}}{\textbf{0.5 x Issue Date VWAP}}$$

Face Value	$100
Issue Date VWAP	Means the VWAP of Ordinary Shares during the 20 Business Days on which trading in Ordinary Shares took place immediately preceeding (but not including) the Issue Date, subject to certain adjustments.

The Maximum Conversion Number is set to reflect a VWAP of 50% of the Issue Date VWAP. The Second Conversion Condition, which is equivalent to 50.51% of the Issue Date VWAP, reflects this 50% limit adjusted for the 1% Conversion Discount.

1.7.6 How many Ordinary Shares will I receive if Westpac SPS II are Converted?

Upon Conversion, Holders will receive for each Westpac SPS II a Conversion Number of Ordinary Shares. In practice, the Conversion Number will operate so that Holders will receive approximately $101.01[7] worth of Ordinary Shares per Westpac SPS II upon Conversion.

The Conversion Number is calculated using the following formula:

$$\frac{\textbf{Face Value}}{\textbf{VWAP x (1-CD)}}$$

Face Value	$100
CD	The Conversion Discount, which is 1%.
VWAP[7]	Defined in clauses 4.10(a) and 13.1 of the Preference Share Terms, but generally is the average of the daily volume weighted average price of Ordinary Shares traded on ASX for the 20 Business Days on which trading in Ordinary Shares took place immediately preceding, but not including, the relevant Conversion Date.

Where the total number of Ordinary Shares to be issued to a Holder in respect of all of that Holder's Westpac SPS II being Converted includes a fraction, that fraction will be disregarded.

1.7.7 What is Redemption?

Redemption of Westpac SPS II by Westpac can occur by way of:

- redemption;
- share buy-back (other than an on-market share buy-back); or
- capital reduction.

In any of those cases, the Redeemed Westpac SPS II are cancelled. If Westpac SPS II are Redeemed, Westpac will pay Holders $100 (the "Face Value") for each Westpac SPS II Redeemed. The Redemption Date will also be a Distribution Payment Date and a Distribution may therefore also be paid on that date (subject to the Distribution Payment Test).

If Redemption is to be completed by way of share buy-back, under the Preference Share Terms, each Holder agrees to accept the buy-back offer to be made by Westpac at the relevant time – see clause 4.9 of the Preference Share Terms.

Note:
7. The VWAP used to calculate the Conversion Number may differ from the Ordinary Share price at the time of Conversion. Accordingly, the value of Ordinary Shares received at the time of Conversion of each Westpac SPS II may be more or less than $101.01.

If Redemption is to be completed by way of capital reduction, each Holder agrees to vote their Westpac SPS II in favour of the resolution to approve the capital reduction at the relevant time – see clause 4.9 of the Preference Share Terms.

Westpac may (subject to APRA's prior written approval) elect to Redeem the Westpac SPS II in certain circumstances – see Section 1.8.1.

1.7.8 What is Transfer?

If Westpac elects to have the Westpac SPS II Transferred instead of Converting them on a possible Mandatory Conversion Date, Westpac will arrange for a third party nominated by Westpac ("Nominated Party") to undertake to purchase from Holders all Westpac SPS II for their Face Value on the possible Mandatory Conversion Date. On Transfer, Holders will receive the Face Value of $100 for each Westpac SPS II from the Nominated Party.

If the Nominated Party does not pay the Face Value to Holders on the relevant date, or otherwise fails to fulfill (or is not required to fulfill) its obligations under the Transfer Notice, the Transfer will not proceed.

The Nominated Party must have a senior credit rating equal to or higher than 'A+' from Standard & Poor's or 'Aa3' from Moody's. The Nominated Party may not be an affiliate of Westpac unless APRA's prior written approval is obtained.

If the Transfer does not proceed for any reason despite the issue of a Transfer Notice, Westpac SPS II will not be Transferred to the Nominated Party, will not be Converted on that date and Holders will continue to hold their Westpac SPS II. Conversion may, subject to the satisfaction of the Conversion Conditions, occur on the next possible Mandatory Conversion Date (if Westpac SPS II are not otherwise Redeemed or Transferred on that date).

FOR MORE INFORMATION

On Transfer Notices – see clause 5.1 of the Preference Share Terms.

1.8 Early Conversion or Redemption and early Transfer

1.8.1 When can Westpac elect early Conversion or Redemption for Westpac SPS II?

If a Regulatory Event or Tax Event occurs, Westpac may elect (subject to APRA's prior written approval) to Convert or Redeem (or a combination of these) some or all Westpac SPS II by providing an Early Conversion/Redemption Notice to Holders within 20 Business Days of receiving APRA's prior written approval to Convert and/or Redeem (as applicable).

If an Acquisition Event occurs, Westpac may elect (subject to APRA's prior written approval) to Convert or Redeem (or a combination of these) all (but not some only) Westpac SPS II by providing an Early Conversion/Redemption Notice. If no Early Conversion/Redemption Notice is issued by Westpac following an Acquisition Event within the time specified in the Preference Share Terms, all Westpac SPS II will be Converted (subject to the satisfaction of the Conversion Conditions) on the date that is 40 Business Days following the occurrence of the Acquisition Event (or such other date specified by Westpac, which must be within 5 Business Days of this date).

1.8.2 What happens if Westpac SPS II are Converted into Ordinary Shares as part of an early Conversion?

If Westpac SPS II are Converted, Holders will receive a variable number of Ordinary Shares on the Conversion Date.

The number of Ordinary Shares issued will be calculated using the method described in Section 1.7.6.

1.8.3 What are the Conversion Conditions in respect of early Conversion?

The Conversion Conditions will be the same for early Conversion as for mandatory Conversion, with the Conversion Date expected to be within 30 days following the Early Conversion/Redemption Notice.

See Section 1.7.4 for a description of the Conversion Conditions.

1.8.4 What is early Transfer?

Following the occurrence of a Tax Event, Regulatory Event or Acquisition Event, Westpac may elect to issue an Early Transfer Notice no later than 30 Business Days prior to the possible Conversion Date or Redemption Date relevant to that event, which specifies that all Westpac SPS II will be acquired by a Nominated Party. If an Early Transfer Notice is issued by Westpac, the same provisions will apply as if a Transfer Notice had been issued in respect of a possible Mandatory Conversion Date – see Section 1.7.1.

FOR MORE INFORMATION

On Early Transfer Notices – see clauses 5.1 and 5.2 of the Preference Share Terms in Appendix B.

1.8.5 What is a Tax Event?

A Tax Event will occur if there is a change, amendment or clarification of tax laws or their application and Westpac receives an opinion from a reputable legal counsel or other tax adviser that there is a more than insubstantial risk that as a result:

- the Westpac Group or any Holder will incur more than an insubstantial increase in costs or taxes in relation to Westpac SPS II;
- the loans arising from the application of the funds raised from the issue of Westpac SPS II will be similarly exposed to such an increase;
- the Distributions will not be frankable; or
- the Preference Shares or Notes will not be treated as equity interests for Australian tax purposes.

FOR MORE INFORMATION

On the definition and implications of a Tax Event – see clauses 4.5 and 13.1 respectively of the Preference Share Terms in Appendix B.

1.8.6 What is a Regulatory Event?

A Regulatory Event will occur if:

- Westpac receives advice from a reputable legal counsel that as a result of a change, amendment or clarification of Australian law or regulations, or their application, additional requirements will be imposed on Westpac in relation to Westpac SPS II or there would be a negative effect on Westpac or Holders, which Westpac determines at its sole discretion to be unacceptable; or
- Westpac determines that there is a risk that some or all Westpac SPS II will no longer be eligible for inclusion in Westpac's Non-Innovative Residual Tier 1 Capital on a Level 1 or Level 2 basis (other than where such ineligibility is only as a result of any applicable limitation on the amount or composition of Westpac's Tier 1 Capital).

FOR MORE INFORMATION

On the definition and implications of a Regulatory Event – see clauses 4.5 and 13.1 respectively of the Preference Share Terms in Appendix B.

1.8.7 What is an Acquisition Event?

An Acquisition Event will occur where:

- a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or
- a court orders the holding of meetings to approve a scheme of arrangement under Part 5.1 of the Corporations Act, which scheme would result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented and:
  - the relevant classes of members of Westpac pass a resolution approving the scheme;
  - an independent expert issues a report that the proposals in connection with the scheme are in the best interests of the holders of Ordinary Shares; or
  - Preference Shareholders are treated as being a separate class for the purposes of a scheme of arrangement in respect of the replacement of Westpac as the ultimate holding company of the Westpac Group.

Notwithstanding the foregoing, an Acquisition Event will not have occurred where Westpac is replaced as the ultimate holding company of the Westpac Group by a Successor Holding Company and certain conditions are satisfied.

FOR MORE INFORMATION

On the definition and implications of an Acquisition Event – see clauses 4.5 and 13.1 respectively of the Preference Share Terms in Appendix B.

1.8.8 Conversion if Successor Holding Company is put in place

If a Successor Holding Company is put in place, and this does not trigger an Acquisition Event, the Preference Share Terms may be amended (with APRA's prior written approval) to the extent necessary and subject to complying with all relevant laws, to ensure that Preference Shareholders may, if appropriate, participate in any relevant arrangements in connection with that event.

FOR MORE INFORMATION

On the implications of a Successor Holding Company for Westpac SPS II Holders – see clauses 4.6 and 11.3 of the Preference Share Terms in Appendix B and Section 5.1.16.

1.9 Return on your investment generally

1.9.1 Are Distributions and your investment in Westpac SPS II guaranteed?

No. Distributions and amounts invested in Westpac SPS II are not guaranteed by Westpac or any other member of the Westpac Group.

Westpac SPS II are not eligible for either the Australian or New Zealand government guarantee schemes for deposits or wholesale funding.

The value of Westpac SPS II as quoted on ASX may be lower or higher than the Issue Price paid by you for Westpac SPS II. This may be due to a number of factors including prevailing interest rates, other economic factors, Westpac's financial performance and position and the Distributions actually paid and other matters including those set out in Section 5.

In certain circumstances Westpac SPS II will be Converted. In these circumstances, you will be issued with Ordinary Shares and therefore directly exposed to movements in the price of Ordinary Shares traded on ASX and the financial performance and position of Westpac.

1.9.2 Will you be able to request Conversion, Transfer or Redemption of your Westpac SPS II once you have invested in them?

No. Holders have no right to request or require Westpac to Convert, arrange for a Transfer of, or Redeem their Westpac SPS II. To realise your investment, you can sell your Westpac SPS II on ASX at the prevailing market price. There can be no assurance as to the liquidity or the market price for Westpac SPS II. The market price of Westpac SPS II may be higher or lower than the Issue Price, and will depend, among other things, on the level of supply and demand for Westpac SPS II.

1.9.3 Is it possible that Conversion, Transfer or Redemption will not occur?

Yes. In the unlikely event of a winding-up of Westpac, it is possible that Conversion, Transfer or Redemption may not occur. For example, Westpac may be prevented from issuing Ordinary Shares after the commencement of a winding-up of Westpac unless a court orders otherwise.

In addition, if Westpac has not elected to Transfer or Redeem Westpac SPS II, APRA has not provided its prior written approval (if required) for Redemption or Conversion, or the Conversion Conditions are not satisfied, Holders will not have their Westpac SPS II Converted, Transferred or Redeemed and will hold their Westpac SPS II until Conversion subsequently occurs (if at all), which will be dependent upon the future Ordinary Share price – see Section 1.7.

FOR MORE INFORMATION

On the position of Holders in a winding-up of Westpac – see Section 1.10.

On the factors that could affect the financial position of Westpac – see Section 5.

1.10 Ranking and voting rights of Westpac SPS II

1.10.1 Where do Westpac SPS II rank in a winding-up of Westpac?

In the unlikely event of a winding-up of Westpac, an Assignment Event will occur and the Notes will be Unstapled and transferred to the Assignee. Holders will continue to hold the Preference Shares. The right of Holders of Preference Shares to receive a return of capital on a winding-up of Westpac will rank ahead of Ordinary Shares and equally with the Equal Ranking Capital Securities but subordinated to depositors and other Senior Creditors.

In a winding-up of Westpac, the Notes will be assigned to the Assignee who will be entitled to be paid the Liquidation Sum for each Note that it holds, and the Holder of Preference Shares will also be entitled to be paid the Liquidation Sum for each

Preference Share it holds. This is an amount for each Note up to its Issue Price and for each Preference Share up to its Face Value, and any due but Unpaid Distributions in respect of the Note and Preference Share, as relevant, at the commencement of the winding-up of Westpac or, if less actual cash is available to Westpac for distribution, a proportionate share of that cash.

A winding-up of Westpac is the only form of default giving rise to an obligation on Westpac to pay the Liquidation Sum, which could occur in respect of Westpac SPS II, and does not affect the subordination of the Preference Shares or Notes as described in this Section 1.10.1.

Westpac SPS II are not deposit liabilities of Westpac and are not subject to the depositor protection provisions of Australian banking legislation (including the temporary Australian Government guarantee of certain bank deposits). The Notes do not constitute deposits of Westpac NY and are not insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency or compensation scheme of Australia, the United States or any other jurisdiction.

FOR MORE INFORMATION

On the return of capital in a winding-up of Westpac – see clause 6 of the Preference Share Terms in Appendix B.

1.10.2 Is Westpac restricted in relation to other securities it may issue?

Westpac may issue other securities, including further Westpac SPS II, or other Capital Securities that rank equally with, ahead of, or behind Westpac SPS II whether in respect of dividends, distributions, return of capital or principal in a winding-up of Westpac or otherwise, without the approval of Holders.

FOR MORE INFORMATION

On the investment risks associated with the ability of Westpac to issue other securities – see Section 5.1.15.

1.10.3 Do Westpac SPS II have any participation rights?

Westpac SPS II do not carry a right to participate in new issues of Westpac securities.

1.10.4 Do you have voting rights?

Holders have no right to vote at any general meeting of Westpac except in the following specific circumstances:

- during a period during which a Dividend (or part of a Dividend) in respect of the Preference Shares is in arrears;
- on a proposal to reduce Westpac's share capital;
- on a proposal that affects rights attached to Preference Shares;
- on a resolution to approve the terms of a buy-back agreement, other than a buy-back agreement relating to Westpac SPS II;
- on a proposal to wind up Westpac;
- on a proposal for the disposal of the whole of Westpac's property, business and undertaking; and
- during the winding-up of Westpac.

At a general meeting of Westpac, in those circumstances set out above where Holders are entitled to vote, Holders shall be entitled:

- on a show of hands, to exercise one vote; and
- on a poll, to exercise one vote for each Preference Share held by them when entitled to vote.

Holders will be entitled to the same rights as holders of Ordinary Shares in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Westpac.

FOR MORE INFORMATION

On the voting rights attaching to Preference Shares – see clause 7 of the Preference Share Terms in Appendix B.

On the rights attaching to Ordinary Shares – see Section 7.2.

1.10.5 Can the Note Terms and Preference Share Terms be amended?

Subject to complying with all applicable laws and with APRA's prior written approval (if required), Westpac may amend the Note Terms and Preference Share Terms without the consent of Holders provided Westpac is of the opinion that the amendment is:

- of a formal, minor or technical nature;
- made to cure any ambiguity or correct any manifest error;

- expedient for the purpose of enabling Westpac SPS II to be listed for quotation or to retain listing on any stock exchange, or to be offered for sale, and it is otherwise not considered by Westpac to be materially prejudicial to the interests of Holders as a whole;
- necessary to comply with the provisions of any laws or statutory authority or the ASX Listing Rules; or
- in any case, where such amendment is considered by Westpac not to be materially prejudicial to the interests of Holders as a whole.

Westpac may also amend the Note Terms and Preference Share Terms (with APRA's prior written approval if required) if the amendment has been approved by a special resolution of Holders.

1.11 Payment for Westpac SPS II

1.11.1 What will you be required to pay?

The Issue Price for each Westpac SPS II is $100. The minimum number of Westpac SPS II that you can apply for is 50, requiring a minimum application amount of $5,000, other than certain applications under the Reinvestment Offer and SAINTS Offer.

Eligible St.George Hybrid Holders will not be required to include separate Application Payments as the redemption proceeds of the St.George Hybrids can be reinvested directly into Westpac SPS II in satisfaction of their Application Payment. However, if Eligible St.George Hybrid Holders choose to apply for more Westpac SPS II than the number of St.George Hybrids they hold on the Exchange Date, then a separate Application Payment will be necessary – see Section 2.1.5 and Section 3.2.8 for further details.

1.11.2 Is brokerage or stamp duty payable?

No brokerage or stamp duty is payable to Westpac on your Application. You may have to pay brokerage on any subsequent trading of your Westpac SPS II on ASX after Westpac SPS II have been quoted on ASX.

1.11.3 Will you be required to pay any ongoing fees or other costs?

No. You will generally not be required to pay any ongoing fees or other costs following the issue of Westpac SPS II. The costs of carrying out the Offer and maintaining an ASX listing for the Westpac SPS II will be paid by Westpac.

1.12 Can you set off any amounts that you owe to Westpac?

If there are any amounts that you owe to Westpac as a Holder you have no right to set off those amounts owing against any claims for amounts owing by Westpac to you.

1.13 How do Westpac SPS II compare to St.George Hybrids and SAINTS?

See Section 2.3 for a summary of how Westpac SPS II compare to St.George Hybrids and SAINTS.

1.14 How do Westpac SPS II compare to Westpac SPS and Westpac TPS?

Westpac SPS II have substantially the same terms and conditions as Westpac SPS that were issued in July 2008. Further, both are stapled securities that qualify as regulatory capital of Westpac for APRA purposes. Westpac TPS are also Residual Tier 1 qualifying securities currently on issue by the Westpac Group.

Westpac SPS and Westpac SPS II differ considerably from Westpac TPS. Westpac TPS are trust-based hybrid securities issued by a trust reliant on income from Westpac, while Westpac SPS and Westpac SPS II are issued directly by Westpac.

The following table provides a comparison of the key terms of Westpac SPS II, Westpac SPS and Westpac TPS, but is not exhaustive.

COMPARISON OF WESTPAC SPS II TO WESTPAC SPS AND WESTPAC TPS

	Westpac SPS II	Westpac SPS	Westpac TPS
ASX code	WBCPB[8]	WBCPA	WCTPA
Legal form	Stapled Security consisting of one Preference Share and one Note issued by Westpac	Stapled security consisting of one preference share and one note issued by Westpac	Preferred units in the Westpac TPS Trust
Issue Credit Rating (as relevant)[9]	- Standard & Poor's 'A+' - Moody's 'Aa3'	- Standard & Poor's 'A+' - Moody's 'Aa3'	- Standard & Poor's 'A+' ('A-' at issue) - Moody's 'Aa3' ('A2'at issue)
Distributions	Floating rate Distributions – payable quarterly in arrear subject to the Distribution Payment Test	Floating rate distributions – payable quarterly in arrear subject to a distribution payment test	Floating rate distributions – payable quarterly in arrear subject to a distribution payment test
Expected to be fully franked	Yes	Yes	Yes
Distribution Rate	(Margin + 90 day Bank Bill Rate) × (1 – Tax Rate)	(margin + 90 day bank bill rate) × (1 – tax rate)	(margin + 90 day bank bill rate) × (1 – tax rate)
Margin/Step-up	- Margin of 3.80% per annum - There is no step-up in the Margin	- Margin of 2.40% per annum - There is no step-up in the margin	- Initial margin of 1.00% per annum until the step-up date (30 June 2016) - After the step-up date, the initial margin increases by a one time step-up of 1.00% per annum
Issuer redemption rights (subject to prior written APRA approval if required)	Yes, in certain specified circumstances – see Sections 1.7 and 1.8	Yes, in certain specified circumstances	Yes, on the step-up date and in certain specified circumstances
Possible Conversion to Ordinary Shares	Mandatory Conversion to Ordinary Shares on 30 September 2014 (subject to the satisfaction of the Conversion Conditions) or in other specified circumstances	Mandatory conversion to Ordinary Shares on 26 September 2013 (subject to the satisfaction of the conversion conditions) or in other specified circumstances	Yes, on the step-up date and in certain specified circumstances
Ranking in winding-up	Rank in priority to Westpac Ordinary Shares and equally with Equal Ranking Capital Securities but behind all Senior Creditors	Rank in priority to Westpac Ordinary Shares and equally with equal ranking capital securities but behind all senior creditors	Rank equally with equal ranking preference shares as Westpac TPS will have exchanged into preference shares of Westpac but ahead of Westpac Ordinary Shares and behind all senior creditors
Tier 1 Capital	Non-Innovative Residual Tier 1 Capital	Non-Innovative Residual Tier 1 Capital	Innovative Residual Tier 1 Capital

Note:

8. Westpac has applied to have Westpac SPS II quoted on ASX and they are expected to trade under the code WBCPB.
9. An Issue Credit Rating of 'BBB-' or higher by Standard & Poor's or 'Baa3' or higher by Moody's is considered to be 'investment grade' – see Section 4.8 for credit ratings that are relevant to this Offer and Section 5.1.12 for investment risks associated with credit ratings.

1.15 How can you find out more information about the Offer?

A number of relevant documents are available free of charge from Westpac during the Offer Period – see Section 8.2.2. If, after reading this Prospectus, you have any questions, then you should contact your financial adviser or other professional adviser or call the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm).

2

St.George Hybrids and SAINTS

THIS SECTION SETS OUT:

- Westpac's invitation to Eligible St.George Hybrid Holders to reinvest their redemption proceeds in Westpac SPS II and to Eligible Former SAINTS Holders to invest in Westpac SPS II
- the options available to St.George Hybrid Holders
- the options available to Eligible Former SAINTS Holders
- a comparison of Westpac SPS II, St.George Hybrids and SAINTS

St.George Hybrids and SAINTS

If you are an Eligible St.George Hybrid Holder, see Section 2.1.

If you are an Eligible Former SAINTS Holder, see Section 2.2.

2.1 St.George Hybrids

2.1.1 Why is St.George redeeming the St.George Hybrids?

St.George's release on 29 September 2008 of the scheme booklet regarding the proposed merger with Westpac is an Acquisition Event under the terms of each of the St.George Hybrids. As a result, St.George must exchange St.George CPS and St.George CPS II and may exchange St.George SPS. St.George has determined that it will redeem all St.George Hybrids for their Face Value of $100 per St.George Hybrid on the Exchange Date.

St.George has issued an Exchange Notice, confirming that the Exchange Date for St.George Hybrids will be 31 March 2009. The Exchange Date can be varied by giving 2 Business Days notice to the ASX. A change in the Exchange Date is only expected to occur, if necessary, to align the Exchange Date with a change in the Issue Date of the Westpac SPS II.

A dividend accrued over the period from (and including) 20 February 2009 to (but excluding) the Exchange Date will be paid by St.George in respect of each St.George Hybrid on the record date, expected to be 16 March 2009 ("St.George Hybrid Final Dividend"). The record date may vary if the Exchange Date is varied.

2.1.2 What is the Westpac SPS II Offer?

The offer of Westpac SPS II provides Eligible St.George Hybrid Holders the opportunity to reinvest their redemption proceeds in Westpac SPS II.

Eligible St.George Hybrid Holders are able to elect to reinvest the redemption proceeds of some or all of their St.George Hybrids in Westpac SPS II. If you are an Eligible St.George Hybrid Holder and you apply under the Reinvestment Offer, you will receive a Guaranteed Allocation of one Westpac SPS II for each St.George Hybrid registered in your name on the Exchange Date. Eligible St.George Hybrid Holders may also apply under the Broker Firm Offer.

You will not be required to make a separate Application Payment to the extent the redemption proceeds of your St.George Hybrids will be reinvested directly in Westpac SPS II in satisfaction of your Application Payment. However, if you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date, then an Application Payment in respect of the additional Westpac SPS II you apply for will be necessary.

If you are an Eligible St.George Hybrid Holder you have been sent a copy of this Prospectus with a blue personalised Reinvestment Application Form and an Exchange Notice.

If you are an Eligible St.George Hybrid Holder, in addition to reinvesting your St.George Hybrid redemption proceeds in Westpac SPS II, you have a number of other options which are set out in further detail in Section 2.1.5.

2.1.3 Are you eligible to participate in the Westpac SPS II Offer?

To participate in the Reinvestment Offer you must be an Eligible St.George Hybrid Holder, being a registered holder of St.George SPS, St.George CPS and/or St.George CPS II on or after 20 February 2009 and shown on the Register as having an address in Australia.

If you are an Eligible St.George Hybrid Holder you may choose to reinvest some or all of the St.George Hybrid redemption proceeds in Westpac SPS II by participating in the Broker Firm Offer if you are a client of a Syndicate Broker.

2.1.4 If you are a St.George Hybrid Holder and you participate in the Westpac SPS II Offer, what dividends will you receive on your St.George Hybrids?

A quarterly dividend was paid on the St.George Hybrids on 20 February 2009. A St.George Hybrid Final Dividend will be paid on the Exchange Date.

The record date for determination of entitlements for the dividends to be paid on the Exchange Date is expected to be 16 March 2009[1]. If you are the registered holder of any St.George Hybrids on this date, you will be paid the following dividends on the St.George Hybrids you hold:

Note:
1. The record date may vary if the Exchange Date is varied.

- St.George SPS dividend of $0.3129 per SPS which will be fully franked[2];
- St.George CPS dividend of $0.3204 per CPS which will be fully franked[2]; and/or
- St.George CPS II dividend of $0.3503 per CPS II which will be fully franked[2].

2.1.5 What are the options available to Eligible St.George Hybrid Holders?

Option 1

Apply under the Reinvestment Offer to reinvest the Face Value of your St.George Hybrids in Westpac SPS II

Under the Reinvestment Offer, if you are an Eligible St.George Hybrid Holder you will receive a Guaranteed Allocation of one Westpac SPS II for each St.George Hybrid registered in your name on the Exchange Date.

Unless you apply for more Westpac SPS II than the number of St.George Hybrids you hold on the Exchange Date you will not be required to make a separate Application Payment as the redemption proceeds of your St.George Hybrids will be reinvested directly in Westpac SPS II in satisfaction of the Application Payment for those Westpac SPS II.

For you to participate in the Reinvestment Offer, your Reinvestment Application Form must be received by the Registry no later than 5.00pm (Sydney Time) on the Closing Date for the Reinvestment Offer which is expected to be 23 March 2009.

If you apply to have the redemption proceeds of your St.George Hybrids reinvested in Westpac SPS II it is your responsibility to ensure that you do not dispose of any of those St.George Hybrids that you wish to reinvest. If you do, the number of Westpac SPS II you may be Allocated will be reduced to the extent redemption proceeds are not available on the Exchange Date. No brokerage fees or stamp duty will be payable to Westpac.

If more than one Reinvestment Application Form is submitted in your name, each Application will be treated as a valid Application subject to the terms of this Prospectus. If both you and a Syndicate Broker return a Reinvestment Application Form in your name, both Applications will be treated as valid Applications subject to the terms of this Prospectus. The Reinvestment Application Form submitted by the Syndicate Broker will be processed first, followed by the Reinvestment Application Form submitted by you, subject to your Guaranteed Allocation and the terms of the Prospectus.

Option 1A. Full reinvestment

You may apply to reinvest the Face Value of all of the St.George Hybrids registered in your name on the Exchange Date in Westpac SPS II.

To choose this option, you must indicate "full reinvestment" on your blue personalised Reinvestment Application Form.

If, on the Exchange Date, you hold a greater or lesser number of St.George Hybrids than shown on your blue personalised Reinvestment Application Form, and you selected the full reinvestment option, you will be taken to have applied for full reinvestment in respect of the number of St.George Hybrids registered in your name on the Exchange Date.

For example, if you hold 100 St.George CPS with an aggregate Face Value of $10,000 and subsequently purchase an additional 10 St.George CPS with an aggregate Face Value of $1,000, the full $11,000 redemption proceeds of your 110 St.George CPS will be reinvested in Westpac SPS II.

Option 1B. Partial reinvestment

You may apply to reinvest the Face Value of only some of those St.George Hybrids registered in your name on the Exchange Date in Westpac SPS II.

To choose this option, you must specify the number of each St.George Hybrid you wish to reinvest on your blue personalised Reinvestment Application Form.

If, on the Exchange Date, you hold a greater or lesser number of the relevant St.George Hybrids than you elect to reinvest on your blue personalised Reinvestment Application Form, you will be taken to have applied for reinvestment of the lower of the number of the relevant St.George Hybrids you specify on your blue personalised Reinvestment Application Form and the number of the relevant St.George Hybrids registered in your name on the Exchange Date.

For example, if you hold 100 St.George CPS and choose to reinvest 50 St.George CPS with an aggregate Face Value of $5,000, and subsequently:

- purchase an additional 10 St.George CPS with an aggregate Face Value of $1,000 before the Exchange Date, $5,000 of redemption proceeds of 50 St.George CPS will be reinvested in Westpac SPS II. You will receive $6,000 cash for

Note:
2. If the Exchange Date changes, the amount of the dividends will also change in accordance with the terms of issue of the relevant St.George Hybrid.

the redemption of the remaining 60 St.George CPS you hold on the Exchange Date.

- sell 10 St.George CPS with an aggregate Face Value of $1,000 before the Exchange Date, $5,000 redemption proceeds of 50 St.George CPS will be reinvested in Westpac SPS II. You will receive $4,000 cash for the redemption of the remaining 40 St.George CPS you hold on the Exchange Date.
- sell 60 St.George CPS with an aggregate Face Value of $6,000 before the Exchange Date, the number of Westpac SPS II you may be Allocated will be reduced to 40. The $4,000 redemption proceeds of your 40 remaining St.George CPS will be reinvested in Westpac SPS II.

Option 1C. Full reinvestment and apply for additional Westpac SPS II

You may also apply for more Westpac SPS II than the number of St.George Hybrids you hold on the Exchange Date.

To choose this option, you must indicate "full reinvestment" and specify the number of additional Westpac SPS II you wish to apply for on your blue personalised Reinvestment Application Form.

You will receive a Guaranteed Allocation of one Westpac SPS II for each St.George Hybrid registered in your name on the Exchange Date. However, your application for additional Westpac SPS II may be scaled back if there is excess demand - see Section 3.2.4 for further details.

You are required to enclose an Application Payment for the additional Westpac SPS II you apply for. Application Payments must be made by cheque - see Section 3.2.8 for further details.

If you hold a greater or lesser number of the relevant St.George Hybrid than shown on your blue personalised Reinvestment Application Form on the Exchange Date, you will be taken to have applied for full reinvestment in respect of the number of the relevant St.George Hybrids you hold on the Exchange Date.

For example, if you hold 100 St.George CPS with an aggregate Face Value of $10,000, and subsequently purchase an additional 10 St.George CPS with an aggregate Face Value of $1,000 before the Exchange Date, the full $11,000 redemption proceeds of your 110 St.George CPS will be reinvested in Westpac SPS II. Your application for any additional Westpac SPS II will be unchanged.

Option 2

Apply under the Broker Firm Offer to reinvest the Face Value of your St.George Hybrids in Westpac SPS II

If you are an Australian retail client of a Syndicate Broker, you may apply for Westpac SPS II under the Broker Firm Offer.

You may apply to reinvest all or some of the redemption proceeds of the St.George Hybrids registered in your name on the Exchange Date in Westpac SPS II. You may also choose to apply for more Westpac SPS II.

You will not be required to make a separate Application Payment unless you apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date.

Syndicate Brokers have undertaken to Westpac to ensure St.George Hybrid Holders applying under the Broker Firm Offer will receive an allocation of one Westpac SPS II for each St.George Hybrid held on 20 February 2009. If you are unable to receive this Guaranteed Allocation from your Syndicate Broker, you may apply under the Reinvestment Offer (Option 1 above) where you will receive a Guaranteed Allocation.

You should contact your Syndicate Broker for instructions on how to submit an Application Form and, if applicable, an Application Payment.

If both you and a Syndicate Broker return a Reinvestment Application Form in your name, both Applications will be treated as valid Applications subject to the terms of this Prospectus. The Reinvestment Application Form submitted by the Syndicate Broker will be processed first, followed by the Reinvestment Application Form submitted by you, subject to your Guaranteed Allocation and the terms of this Prospectus.

Option 3

Sell your St.George Hybrids on market through your broker

You may choose to sell your St.George Hybrids on market through your broker at the prevailing market price. To choose this option you should contact your broker before the last trading day for the St.George Hybrids, which is expected to be 9 March 2009.

Under this option you may have to pay brokerage and may receive a price greater or less than the Face Value of $100 per St.George Hybrid. If you choose this option, you will not be entitled to receive the St.George Hybrid Final Dividend on the St.George Hybrids you sell. In addition, in respect of the St.George Hybrids you sell, you cannot reinvest the redemption proceeds directly in Westpac SPS II.

Option 4
Do nothing

If you choose to do nothing, your St.George Hybrids will be redeemed and you will receive the Face Value of $100 for each St.George Hybrid that you hold on the Exchange Date, and a St.George Hybrid Final Dividend. Payments will be made on the Exchange Date which is expected to be 31 March 2009[3].

2.1.6 Can I elect to reinvest the St.George Hybrid Final Dividend in Westpac SPS II?

No. The St.George Hybrid Final Dividend will be paid in respect of all St.George Hybrids via direct credit or cheque on the Exchange Date in accordance with your existing St.George Hybrid payment instructions.

2.1.7 What options are available to St.George Hybrid Holders who are ineligible to participate in the Offer?

You may not be eligible to participate in the Offer if you are a St.George Hybrid Holder with a registered address outside Australia.

In these circumstances, you are limited to two of the available options described in Section 2.1.5:

- sell your St.George Hybrids on market through your broker before the last trading day for the St.George Hybrids which is expected to be 9 March 2009; or
- do nothing. If you choose to do nothing, the St.George Hybrids registered in your name on the Exchange Date will be redeemed by St.George for $100 cash. You will also receive the St.George Hybrid Final Dividend paid on the St.George Hybrids. The Face Value and the St.George Hybrid Final Dividend will be paid to you via direct credit or cheque, in accordance with your St.George Hybrid payment instructions.

2.1.8 Do you need to apply for a minimum number of Westpac SPS II?

If you own 50 St.George Hybrids or fewer, you must apply to reinvest the redemption proceeds of all your St.George Hybrids in Westpac SPS II if you wish to participate in the Reinvestment Offer.

If you own more than 50 St.George Hybrids, you must apply for a minimum number of 50 Westpac SPS II ($5,000).

If you wish to:

- reinvest the redemption proceeds of some, but not all, of your St.George Hybrids; or
- apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date,

you must apply in multiples of 10 Westpac SPS II ($1,000).

2.1.9 When will the St.George Hybrid redemption payment occur?

Redemption payments for St.George Hybrids held on the Exchange Date and not reinvested in Westpac SPS II will be paid on the Exchange Date in accordance with your St.George Hybrid payment instructions.

2.1.10 If you acquire St.George Hybrids and hold more St.George Hybrids than shown on your blue personalised Reinvestment Application Form, are you entitled to reinvest the redemption proceeds of those additional St.George Hybrids in Westpac SPS II?

Yes. You may reinvest the redemption proceeds of all St.George Hybrids registered in your name on the Exchange Date in Westpac SPS II under the Reinvestment Offer.

If you increase your holding of St.George Hybrids you may participate in the Reinvestment Offer in respect of those St.George Hybrids in the manner outlined in Section 2.1.5. It is suggested that you contact the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm) to confirm the number of securities you hold.

Note:
3. St.George has reserved the right to amend this date.

2.1.11 What do you do if you have sold some of your St.George Hybrids but wish to apply for Westpac SPS II?

If you hold fewer St.George Hybrids than set out on your blue personalised Reinvestment Application Form, you may still reinvest the redemption proceeds of the remaining St.George Hybrids registered in your name on the Exchange Date in Westpac SPS II. Under the Reinvestment Offer, your Guaranteed Allocation will be the number of St.George Hybrids you hold on the Exchange Date – see Section 2.1.8. If you wish to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date you will need to make a separate Application Payment. You may also apply for partial reinvestment in the manner outlined in Section 2.1.5.

2.1.12 Can you sell your St.George Hybrids after you have completed and returned your Application Form?

If you apply to have the redemption proceeds of your St.George Hybrids reinvested in Westpac SPS II it is your responsibility to ensure that you do not dispose of any of those St.George Hybrids that you wish to reinvest. If you do, the number of Westpac SPS II you may be Allocated will be reduced to the extent redemption proceeds are not available on the Exchange Date.

2.1.13 What are the tax implications of having your St.George Hybrids redeemed?

You should obtain your own tax advice regarding the implications of the redemption of your St.George Hybrids, having regard to your individual circumstances. If you hold St.George Hybrids, a general description of the tax consequences for certain investors upon their St.George Hybrids being redeemed will accompany the Exchange Notice.

The tax consequences of the redemption of your St.George Hybrids will not be affected by your choice to use the proceeds received from the redemption to reinvest in Westpac SPS II in accordance with the terms of this Offer. In particular, no capital gains tax rollover will apply if you choose to reinvest your St.George Hybrid redemption proceeds in Westpac SPS II.

A general outline of the taxation implications for certain investors who are Australian residents investing in the Westpac SPS II Offer can be found in the Taxation Letter from Allens Arthur Robinson in Section 6.

2.1.14 Can you continue to hold your St.George Hybrids after the Exchange Date?

No. St.George has elected to redeem all St.George Hybrids. After the Exchange Date, St.George Hybrids will no longer be on issue.

2.1.15 Can you change your St.George Hybrid payment instructions?

If you wish to change your St.George Hybrid payment instructions for payments to be made on the Exchange Date you must provide updated instructions to the Registry by 16 March 2009.

2.1.16 Is brokerage / stamp duty payable?

No brokerage or stamp duty is payable on the redemption of your St.George Hybrids or your Application for Westpac SPS II. St.George Hybrid Holders who choose to sell their St.George Hybrids on market through their broker may be required to pay applicable brokerage.

2.1.17 Can you transfer your Guaranteed Allocation under the Reinvestment Offer?

No. You may not transfer to any other person any Guaranteed Allocation you may have under the Reinvestment Offer. Only Eligible St.George Hybrid Holders will be able to apply under the Reinvestment Offer.

2.1.18 What happens if the Westpac SPS II Offer does not proceed?

If you have elected to reinvest in Westpac SPS II and the Offer does not proceed, $100 per St.George Hybrid registered in your name on the Exchange Date will be paid to you in cash, together with the St.George Hybrid Final Dividend paid on the St.George Hybrids held on the record date. Any Application Payments in respect of additional Westpac SPS II will be refunded to you. No interest will be payable on the redemption proceeds or other Application Payments.

2.2 SAINTS

2.2.1 What are SAINTS?

SAINTS were an ASX listed St.George security, acquired by Westpac under a scheme of arrangement for $100 per SAINTS on 1 December 2008.

The offer of Westpac SPS II provides Eligible Former SAINTS Holders the opportunity to invest in Westpac SPS II.

See Section 2.3 for a comparison of SAINTS to Westpac SPS II.

2.2.2 Are you eligible to participate in the Westpac SPS II Offer?

If you received SAINTS Scheme proceeds from Westpac's acquisition of SAINTS and were shown on the Register as having an address in Australia on 1 December 2008, you are an Eligible Former SAINTS Holder. Eligible Former SAINTS Holders may invest an amount equal to some or all of their SAINTS Scheme proceeds in Westpac SPS II under the SAINTS Offer.

If you are an Eligible Former SAINTS Holder and are also a client of a Syndicate Broker, you may also choose to invest an amount equal to some or all of your SAINTS Scheme proceeds in Westpac SPS II by participating in the Broker Firm Offer.

2.2.3 What are the options available to Eligible Former SAINTS Holders?

As an Eligible Former SAINTS Holder you will have received SAINTS Scheme proceeds of $100 per SAINTS registered in your name on 1 December 2008. You have the following options:

Option 1
Apply under the SAINTS Offer

You may apply under the SAINTS Offer to invest an amount equal to some or all of your SAINTS Scheme proceeds in Westpac SPS II. You will receive a Guaranteed Allocation of one Westpac SPS II for each SAINTS which was registered in your name on the Scheme Implementation Date (1 December 2008).

You may also apply for more or less Westpac SPS II than the number of SAINTS which were registered in your name on the Scheme Implementation Date (1 December 2008).

If you apply for more Westpac SPS II than the number of SAINTS which were registered in your name on the Scheme Implementation Date (1 December 2008), your application for additional Westpac SPS II may be scaled back if there is excess demand.

Option 2
Apply under the Broker Firm Offer

If you are an Australian retail client of a Syndicate Broker, you may apply under the Broker Firm Offer to invest an amount equal to some or all of your SAINTS Scheme proceeds in Westpac SPS II.

Syndicate Brokers have undertaken to Westpac to ensure Eligible Former SAINTS Holders applying under the Broker Firm Offer will receive a Guaranteed Allocation of one Westpac SPS II for each SAINTS registered in your name on 1 December 2008. If you are unable to receive this allocation from your Syndicate Broker, you may apply under the SAINTS Offer where you have a Guaranteed Allocation (see Option 1).

You may also apply for more or less Westpac SPS II than the number of SAINTS registered in your name on the Scheme Implementation Date (1 December 2008).

If you apply for more Westpac SPS II than the number of SAINTS which were registered in your name on the Scheme Implementation Date (1 December 2008), your application for additional Westpac SPS II may be scaled back if there is excess demand.

Option 3
Do nothing

You may choose not to invest in Westpac SPS II.

2.2.4 As an Eligible Former SAINTS Holder do you need to make an Application Payment to apply for Westpac SPS II?

Yes. As you have received $100 per SAINTS on 1 December 2008, an Application Payment of $100 per Westpac SPS II is required. See Section 3.2.8 for payment options.

2.2.5 Do you need to apply for a minimum number of Westpac SPS II?

If you owned 50 SAINTS or fewer on 1 December 2008, you must apply for at least the same number of Westpac SPS II if you wish to participate.

If you owned more than 50 SAINTS on 1 December 2008, you must apply for a minimum of 50 Westpac SPS II ($5,000).

If you wish to:

- invest an amount equal to some, but not all, of your SAINTS Scheme proceeds; or
- apply for more Westpac SPS II than the number of SAINTS that were registered in your name on 1 December 2008,

you must apply in multiples of 10 Westpac SPS II ($1,000).

2.3 How do Westpac SPS II compare with SAINTS and St.George Hybrids?

	Westpac	St.George			
	SPS II	SAINTS	SPS	CPS	CPS II
ASX Code	WBCPB[4]	SGBPA	SGBPC	SGBPD	SGBPE
Legal Form	Stapled security consisting of one Preference Share and one Note issued by Westpac	Preference share issued by St.George	Preference share issued by St.George	Preference share issued by St.George	Preference share issued by St.George
Issue Credit Rating[5]		**Current**			
– Standard & Poor's	A+	A+	A+	A+	A+
– Moody's	Aa3	Aa3	Aa3	Aa3	Aa3
		Before Merger			
– Standard & Poor's		A-	A-	A-	A-
– Moody's		A1	A1	A1	A1
Distributions	Floating rate distributions payable quarterly in arrear subject to the Distribution Payment Test	Floating rate dividends payable quarterly in arrear subject to a dividend payment test	Floating rate dividends payable quarterly in arrear subject to a dividend payment test	Floating rate dividends payable quarterly in arrear subject to a dividend payment test	Floating rate dividends payable quarterly in arrear subject to a dividend payment test
Expected to be fully franked	Yes	Yes	Yes	Yes	Yes
Distribution Rate	(Margin + 90 day Bank Bill Rate) x (1- Tax Rate)	(margin + 90 day bank bill rate) x (1- tax rate)	(margin + 90 day bank bill rate) x (1- tax rate)	(margin + 90 day bank bill rate) x (1- tax rate)	(margin + 90 day bank bill rate) x (1- tax rate)
Margin	Margin of 3.80% per annum There is no step-up in the margin	Initial margin of 1.35% per annum until step-up date (20 November 2014) After the step-up date, the initial margin increases by a one time step-up of 1.00% per annum	Initial margin of 1.10% per annum until step-up date (20 August 2016) After the step-up date, the initial margin increases by a one time step-up of 1.00% per annum	Margin of 1.20% per annum There is no step-up in the margin	Margin of 1.60% per annum There is no step-up in the margin
Mandatory Conversion Date	30 September 2014	NA	NA	20 August 2012	20 August 2013
Step-up date	NA	20 November 2014	20 August 2016	NA	NA

Note:
4. Westpac has applied to have Westpac SPS II quoted on ASX and they are expected to trade under the code WBCPB.
5. An Issue Credit Rating of 'BBB-' or higher by Standard & Poor's or 'Baa3' or higher by Moody's is considered to be 'investment grade' – see Section 4.8 for credit ratings that are relevant to this Offer and Section 5.1.12 for investment risks associated with credit ratings.

	Westpac	St.George			
	SPS II	SAINTS	SPS	CPS	CPS II
Issuer redemption rights (subject to prior written APRA approval if required)	Yes, in certain specified circumstances – see Sections 1.7 and 1.8	Yes, in certain specified circumstances	Yes, in certain specified circumstances	Yes, in certain specified circumstances	Yes, in certain specified circumstances
Possible Conversion to Ordinary Shares	Mandatory Conversion to Westpac Ordinary Shares on 30 September 2014 (subject to satisfaction of the Conversion Conditions) or in other specified circumstances	St.George may choose to convert into St.George Ordinary Shares on 20 November 2014	St.George may choose to convert SPS into St.George Ordinary Shares on 20 August 2016	Mandatory conversion to St.George Ordinary Shares on 20 August 2012 provided that both of the mandatory conversion conditions are satisfied	Mandatory conversion to St.George Ordinary Shares on 20 August 2013 provided that both of the mandatory conversion conditions are satisfied
Ranking in winding-up	Rank in priority to Westpac Ordinary Shares and equally with Equal Ranking Capital Securities but behind all Senior Creditors	Rank in priority to St.George Ordinary Shares	Rank in priority to St.George Ordinary Shares	Rank in priority to St.George Ordinary Shares	Rank in priority to St.George Ordinary Shares
Tier 1 Capital	Non-Innovative Residual Tier 1 Capital	Innovative Residual Tier 1 Capital	Innovative Residual Tier 1 Capital	Non-Innovative Residual Tier 1 Capital	Non-Innovative Residual Tier 1 Capital

For more information on applying for Westpac SPS II – see Section 3.

For more information about Westpac SPS II – see Section 1.

3 Details of the Offer

THIS SECTION SETS OUT INFORMATION ON WHAT YOU MUST DO IF YOU WISH TO APPLY FOR WESTPAC SPS II, INCLUDING:

- whether you are eligible to apply for Westpac SPS II under the Reinvestment Offer, SAINTS Offer, Securityholder Offer and/or Broker Firm Offer
- completing and submitting an Application Form, including Closing Dates for the Offer, minimum application amounts and payment options
- details on the allocation policy
- key dates regarding ASX quotation and trading of Westpac SPS II, including new holder information

Details of the Offer

3.1 The Offer

The Offer is for Westpac SPS II at an Issue Price of $100 each to raise approximately $700 million with the ability to raise more or less.

The Offer consists of:

- a Reinvestment Offer, made to Eligible St.George Hybrid Holders;
- a SAINTS Offer, made to Eligible Former SAINTS Holders;
- a Securityholder Offer, made to Eligible Securityholders;
- a Broker Firm Offer, made to Broker Firm Applicants (including Broker Firm Applicants who hold St.George Hybrids or held SAINTS); and
- an Institutional Offer, made to certain Institutional Investors (including certain Institutional Investors who hold St.George Hybrids and/or held SAINTS) invited by the Joint Lead Managers to bid for Westpac SPS II in the Bookbuild.

There is no general public offer of Westpac SPS II. However, Westpac reserves the right to accept Applications from other persons at its discretion.

No action has been taken to register or qualify Westpac SPS II or otherwise permit a public offer of Westpac SPS II in any jurisdiction outside Australia.

3.2 Applying for Westpac SPS II

Reinvestment Offer	**SAINTS Offer**	**Securityholder Offer**	[illegible]
3.2.1 Who may apply?			
Eligible St.George Hybrid Holders – being registered holders of St.George Hybrids on or after 20 February 2009 who are shown on the Register as having an address in Australia.	Eligible Former SAINTS Holders – being registered holders of SAINTS on 1 December 2008 who were shown on the Register as having an address in Australia.	Eligible Securityholders – being registered holders of Westpac Ordinary Shares, Westpac SPS or Westpac TPS at 7.00pm (Sydney Time) on 13 February 2009 who are shown on the Register as having an address in Australia.	Broker Firm Applicants – being Australian resident retail clients of a Syndicate Broker, including clients who are also Eligible St.George Hybrid Holders and Eligible Former SAINTS Holders.
3.2.2 When to apply?			
Completed Application Forms and, where applicable, Application Payments must be received by the Registry no later than the Closing Date, expected to be **5.00pm (Sydney Time) on 23 March 2009.**			Completed Application Forms and where applicable, Application Payments and Supporting Documentation must be received by your Syndicate Broker in time for them to apply on your behalf by the Closing Date. The Closing Date for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds under the Broker Firm Offer is expected to be **5.00pm (Sydney Time) on 23 March 2009.** For all other Broker Firm Applicants the Closing Date is **10.00am (Sydney Time) on 27 March 2009.**

Reinvestment Offer	SAINTS Offer	Securityholder Offer	
3.2.3 Do I have a Guaranteed Allocation?			
Yes, a Guaranteed Allocation of one Westpac SPS II for every St.George Hybrid held on the Exchange Date (31 March 2009[1]). The amount of Guaranteed Allocation taken up will depend on whether you select full or partial reinvestment. See Section 2.1.5. Your Guaranteed Allocation is not transferrable.	Yes, a Guaranteed Allocation of one Westpac SPS II for every SAINTS held on the Scheme Implementation Date (1 December 2008). Your Guaranteed Allocation is not transferrable.	No.	The Syndicate Brokers have undertaken to Westpac to ensure a Guaranteed Allocation of one Westpac SPS II for each St.George Hybrid registered in your name on 20 February 2009 or SAINTS registered in your name on the Scheme Implementation Date (1 December 2008). If you are unable to receive this Allocation from your Syndicate Broker, you may apply under the Reinvestment Offer or SAINTS Offer where you have a Guaranteed Allocation.
3.2.4 Will my Application be scaled back?			
If you apply for more Westpac SPS II than the number of St.George Hybrids you hold on the Exchange Date, it is possible that your Application for additional Westpac SPS II will be scaled back if there is excess demand.	If you apply for more Westpac SPS II than the number of SAINTS you held on the Scheme Implementation Date, it is possible that your Application for additional Westpac SPS II will be scaled back if there is excess demand.	Your application for Westpac SPS II may be scaled back if there is excess demand.	Otherwise, allocations to Broker Firm Applicants by a Syndicate Broker are at the discretion of that Syndicate Broker.
3.2.5 How do I obtain a copy of this Prospectus and Application Form?			
A copy of this Prospectus and a blue personalised Reinvestment Application Form was mailed to you with an Exchange Notice on or around 2 March 2009. A blue personalised Reinvestment Application Form, together with a copy of this Prospectus, may also be downloaded from the Westpac website at www.westpac.com.au/investorcentre	A copy of this Prospectus and a white personalised SAINTS Application Form was mailed to you on or around 2 March 2009.	A copy of this Prospectus may be: ■ downloaded from the Westpac website at www.westpac.com.au/investorcentre; ■ sent to you with a pink personalised Securityholder Application Form - if you call the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm); or - if you register on-line to receive a copy of this Prospectus.	A copy of this Prospectus with an Application Form may be: ■ downloaded from the Westpac website at www.westpac.com.au/investorcentre; ■ sent to you if you call the Westpac SPS II Information Line on 1300 551 909 (Monday to Friday, between 8.30am – 5.30pm); or ■ requested from a Syndicate Broker.

Note:
1. St.George has reserved the right to amend this date.

Reinvestment Offer	SAINTS Offer	Securityholder Offer	

3.2.6 How do I apply?

Complete and return the blue personalised Reinvestment Application Form which was mailed to you or which is also available to be downloaded.	Either: ■ complete and return a white personalised SAINTS Application Form which was mailed to you; or ■ apply on-line by visiting www.westpac.com.au/investorcentre and follow the instructions.	Either: ■ complete and return a pink Securityholder Application Form; or ■ apply on-line by visiting www.westpac.com.au/investorcentre and follow the instructions. You will require your SRN/HIN which you can find on the top right hand corner of the postcard mailed to you.	Contact your Syndicate Broker for information on how to submit an Application Form, and if applicable, Application Payment and Supporting Documentation.

3.2.7 What is the minimum Application amount?

Reinvestment Offer

If you own 50 St.George Hybrids or fewer, you must apply to reinvest the redemption proceeds of all your St.George Hybrids in Westpac SPS II if you wish to participate. If you wish to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date, you must apply in multiples of 10 Westpac SPS II ($1,000).

If you own more than 50 St.George Hybrids, you must apply for a minimum of 50 Westpac SPS II ($5,000).

If your Application is for more than 50 Westpac SPS II, then you must apply in multiples of 10 Westpac SPS II ($1,000).

SAINTS Offer

If you owned 50 SAINTS or fewer, you must apply to invest an amount equal to the SAINTS Scheme proceeds of all your SAINTS held on the Scheme Implementation Date in Westpac SPS II if you wish to participate. If you wish to apply for more Westpac SPS II than the number of SAINTS registered in your name on the Scheme Implementation Date, you must apply in multiples of 10 Westpac SPS II ($1,000).

If you owned more than 50 SAINTS, you must apply for a minimum of 50 Westpac SPS II ($5,000).

If your Application is for more than 50 Westpac SPS II, then you must apply in multiples of 10 Westpac SPS II ($1,000).

Securityholder Offer

Your Application must be for a minimum of 50 Westpac SPS II ($5,000).

If your Application is for more than 50 Westpac SPS II, then you must apply in multiples of 10 Westpac SPS II ($1,000).

If you are a St.George Hybrid Holder reinvesting in Westpac SPS II through the Broker Firm Offer:

- if you own 50 St.George Hybrids or fewer, you must apply to reinvest the redemption proceeds of all your St.George Hybrids in Westpac SPS II if you wish to participate;
- if you own more than 50 St.George Hybrids, you must apply for a minimum of 50 Westpac SPS II ($5,000); or
- if you wish to reinvest some, but not all, of your St.George Hybrid redemption proceeds, or you wish to apply for more Westpac SPS II than St.George Hybrids you hold on the Exchange Date, you must apply in multiples of 10 Westpac SPS II ($1,000).

If you are an Eligible Former SAINTS Holder investing in Westpac SPS II through the Broker Firm Offer:

- if you owned 50 SAINTS or fewer, you must apply to invest an amount equal to the SAINTS Scheme proceeds of all your SAINTS in Westpac SPS II if you wish to participate;
- if you owned more than 50 SAINTS, you must apply for a minimum of 50 Westpac SPS II; or
- if you wish to invest some, but not all, of an amount equal to the SAINTS Scheme proceeds of all your SAINTS in Westpac SPS II, or you wish to apply for more Westpac SPS II than SAINTS you held on 1 December 2008, you must apply in multiples of 10 Westpac SPS II ($1,000).

For all other Broker Firm Applicants:

- your Application must be for a minimum of 50 Westpac SPS II ($5,000); and
- if your Application is for more than 50 Westpac SPS II, then you must apply in multiples of 10 Westpac SPS II ($1,000).

3.2.8 How do I pay?

Reinvestment Offer	SAINTS Offer	Securityholder Offer	
A separate Application Payment is only required if you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date. Otherwise, a separate Application Payment is not necessary as the redemption proceeds from your St.George Hybrids will be reinvested directly in Westpac SPS II in satisfaction of your Application Payment for those Westpac SPS II. If you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date, your Application Payment for the excess can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted. If your Application is not accompanied by an Application Payment for the additional Westpac SPS II, you will be taken to have applied for that number of Westpac SPS II that you hold on the Exchange Date.	If you apply using your white personalised SAINTS Application Form, your Application Payment can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted. If you apply on-line, Application Payments can only be made using BPAY®.[2]	If you apply using your pink Securityholder Application Form, your Application Payment can only be made by cheque(s) in Australian dollars drawn on an Australian branch of a financial institution and made payable to 'Westpac SPS II Offer'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted. If you apply on-line, Application Payments can only be made using BPAY®.[2]	You should make your Application Payment under arrangements made between you and your Syndicate Broker. If you are a St.George Hybrid Holder you may direct your broker to reinvest the redemption proceeds of your St.George Hybrids directly in Westpac SPS II in satisfaction of your Application Payment. In this circumstance, no separate Application Payment is necessary unless you choose to apply for more Westpac SPS II than the number of St.George Hybrids registered in your name on the Exchange Date.

Note:
2. BPAY® Registered to BPAY Pty Ltd (ABN 69 079 137 518)

3.2.9 Where do I send my completed Application Form and Application Payment?

Your completed Application Form together with your Application Payment, where applicable, should be returned to either of the addresses below so that they are received by the Registry before the Closing Date which is expected to be **5.00pm (Sydney Time) on 23 March 2009**

by mail to the Registry:

Westpac SPS II Offer
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

by hand delivery to the Registry:

Westpac SPS II Offer
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

Application Forms and Application Payments, where applicable, will not be accepted at any other address (including Westpac's registered office or any other Westpac office or branch).

If you are a Securityholder or SAINTS Offer Applicant and you apply on-line, you must submit both your Application and Application Payment on-line by the Closing Date, which is expected to be **5.00pm (Sydney Time) on 23 March 2009**.

If you are a Broker Firm Offer Applicant, then you must send your completed Application Form and, where applicable, Application Payments and Supporting Documentation to your nominated Syndicate Broker (NOT to the Registry) with sufficient time to enable processing by the Closing Date.

The Closing Date for Broker Firm Applicants reinvesting their St.George Hybrid redemption proceeds under the Broker Firm Offer is expected to be **5.00pm (Sydney Time) on 23 March 2009**. For all other Broker Firm Applicants the Closing Date is expected to be **10.00am (Sydney Time) on 27 March 2009**.

3.3 Payment details

3.3.1 Brokerage and stamp duty

No brokerage or stamp duty is payable to Westpac on your Application. You may have to pay brokerage on any later sale of your Westpac SPS II on ASX after Westpac SPS II have been quoted on ASX.

3.3.2 Refunds and interest

All Application Payments received by the Registry before Westpac SPS II are issued and transferred will be held by Westpac in a trust account established solely for the purpose of depositing Application Payments received. Any interest that accrues on the trust account will be retained by Westpac.

If you are not Allotted any Westpac SPS II or you are Allotted fewer Westpac SPS II than the number that you applied for as a result of a scaleback, Application Payments will be returned to you (without interest) as soon as possible after the Issue Date.

In addition, if the Offer does not proceed for any reason, Applicants will have their Application Payments refunded to them (without interest) as soon as possible and St.George Hybrid Holders will be paid their redemption proceeds on the Exchange Date. No interest will be payable on the redemption proceeds or other Application Payments.

Westpac reserves the right not to accept your Application.

3.3.3 Provision of personal information

The information about you required on an Application Form and Supporting Documentation is used for the purposes of processing the Application and, if the Application is successful, administering your Westpac SPS II (and, if they are issued in the future upon Conversion, your holding of Ordinary Shares). For information about the acknowledgements and privacy statement in relation to personal information that you provide Westpac by completing an Application Form – see Section 8.10.

3.4 Allocation policy

Westpac and the Joint Lead Managers reserve the right to reject any Application, or to allocate any Eligible Securityholder a lesser number of Westpac SPS II than applied for, including less than the minimum application of 50 Westpac SPS II ($5,000).

The Allocation policy for any additional Westpac SPS II applied for under the Reinvestment Offer or SAINTS Offer and any Application under the Securityholder Offer will be determined by Westpac in consultation with the Joint Lead Managers at the close of the Offer. This Allocation policy and any

scaleback will be announced on ASX on the day Westpac SPS II commence trading on a conditional and deferred settlement basis – expected to be 30 March 2009.

The Allocation policy for Syndicate Brokers and Institutional Investors was determined under the Bookbuild – see Section 3.4.1. Westpac and the Joint Lead Managers have the right to nominate the persons to whom Westpac SPS II will be Allocated, including in respect of firm Allocations to Syndicate Brokers and Institutional Investors.

However, Westpac reserves the right to not issue any Westpac SPS II. In this circumstance, no Applicants will receive an Allocation.

3.4.1 Bookbuild

The Bookbuild is a process that was conducted by the Joint Lead Managers in consultation with Westpac before the Opening Date to determine the Margin and firm Allocations of Westpac SPS II to Syndicate Brokers and Institutional Investors. In this process, Syndicate Brokers and certain Institutional Investors (including certain Institutional Investors who hold St.George Hybrids and/or SAINTS) were invited to lodge bids for a number of Westpac SPS II within a Margin range. On the basis of those bids, Westpac and the Joint Lead Managers determined the Margin and firm Allocations to Syndicate Brokers and Institutional Investors. The Bookbuild was conducted under the terms and conditions agreed by Westpac and the Joint Lead Managers in the Offer Management Agreement ("OMA") – see Section 7.4.

3.4.2 Settlement support

The Joint Lead Managers have agreed with Westpac to provide settlement support for the number of Westpac SPS II allocated to Syndicate Brokers and Institutional Investors under the Bookbuild. Settlement support means that if any of the Syndicate Brokers or Institutional Investors fails to deliver valid Applications including Application Payments (other than any Application Payment being paid directly from the redemption proceeds of St.George Hybrids being reinvested in Westpac SPS II) to Westpac by the Issue Date, the Joint Lead Managers will be issued, and pay for, those Westpac SPS II. Under the OMA, as part of this settlement support, the Joint Lead Managers will pay to Westpac, or procure payment to Westpac of, the aggregate proceeds raised from Syndicate Brokers and Institutional Investors under the Bookbuild (other than any Application Payment being paid directly from the redemption proceeds of St.George Hybrids being reinvested in Westpac SPS II) by the Issue Date.

The OMA may be terminated by any of the Joint Lead Managers in respect of the terminating Joint Lead Manager's obligations in certain circumstances. If any Joint Lead Manager terminates the OMA, then the other Joint Lead Managers will also have the right to terminate their obligations under the OMA.

For details of the fees to be paid to the Joint Lead Managers and the Syndicate Brokers – see Section 7.4.

3.4.3 Allotment

Westpac intends to issue approximately 7 million Westpac SPS II at an Issue Price of $100 each, to raise approximately $700 million with the ability to raise more or less.

Westpac will not Allot any Westpac SPS II until it has been granted approval for Westpac SPS II to be quoted on ASX and all proceeds from accepted Applications have been received by Westpac. Subject to approval for quotation being granted, Westpac intends to Allot Westpac SPS II on 31 March 2009. Westpac may, in consultation with the Joint Lead Managers, change the Closing Date and the Issue Date, or may withdraw the Offer at any time before Allotment.

Allotment will involve Westpac SPS II being issued to the Initial Purchaser, who will then transfer them to successful Applicants under the Offer. Application Payments will, upon transfer of Westpac SPS II to successful Applicants, be applied by Westpac on their behalf to or as directed by the Initial Purchaser as consideration for the transfer of Westpac SPS II by the Initial Purchaser to those Applicants.

The Allotment arrangements are governed by the OMA and Subscription Agreement, and are summarised in Sections 7.4 and 7.5.

3.5 ASX quotation, trading and Holding Statements

3.5.1 ASX quotation

Westpac has applied to ASX for Westpac SPS II to be quoted on ASX. It is expected that Westpac SPS II will be quoted under ASX code WBCPB however quotation is not guaranteed. If ASX does not grant permission for Westpac SPS II to be quoted, then Westpac SPS II will not be issued and Application Payments will be refunded (without interest) as soon as possible and St.George Hybrid

Holders will be paid their redemption proceeds on the Exchange Date. No interest will be payable on the redemption proceeds or other Application Payments.

3.5.2 Trading

The contract formed on the acceptance of your Application for Westpac SPS II by Westpac is conditional on settlement under the OMA. The OMA includes rights of termination summarised in Section 7.4.3. Until settlement under the OMA occurs and Westpac SPS II are Allotted to successful Applicants, trading in Westpac SPS II on ASX will be on a conditional and deferred settlement basis.

Conditional and deferred settlement trading in Westpac SPS II is expected to commence on ASX on 30 March 2009. Westpac SPS II are expected to be issued to the Initial Purchaser and transferred to successful Applicants on 31 March 2009, satisfying the condition of the conditional market.

If settlement under the OMA and the Allotment of Westpac SPS II does not occur within 10 Business Days after the commencement of conditional and deferred settlement trading:

- Westpac SPS II will not be issued;
- the contract formed on acceptance of your Application will be cancelled;
- your Application Payment will be refunded without interest;
- the St.George Hybrid redemption proceeds that Eligible St.George Hybrid Holders elected to reinvest in Westpac SPS II under the Reinvestment Offer will be paid to those St.George Hybrid Holders via cheque or direct credit on the Exchange Date; and
- all conditional trades in Westpac SPS II that have occurred will be cancelled.

After settlement under the OMA and the issue and transfer of Westpac SPS II there will be a period of unconditional and deferred settlement trading, which is expected to commence on 1 April 2009, until the dispatch of Holding Statements is completed, which is expected to occur by 7 April 2009. Trading is expected to commence on a normal settlement basis on 8 April 2009.

It is your responsibility to determine your Allocation before trading your Westpac SPS II to avoid the risk of selling Westpac SPS II you do not own. To assist you in determining your Allocation prior to receipt of your Holding Statement, Westpac will announce the basis of Allocation by placing advertisements in major national newspapers in Australia on or before 30 March 2009.

If you sell your Westpac SPS II before you receive confirmation of your Allocation, you do so at your own risk.

3.5.3 Your Allocation

If you are a Broker Firm Offer Applicant and wish to find out your Allocation prior to receiving your Holding Statement, you should contact your Syndicate Broker. Reinvestment Offer Applicants, SAINTS Offer Applicants and Securityholder Offer Applicants should call the **Westpac SPS II Information Line on 1300 551 909** (Monday to Friday, between 8.30am – 5.30pm).

3.5.4 Holding Statements

Westpac expects that Holding Statements will be dispatched to successful Applicants by 7 April 2009. Westpac will apply for Westpac SPS II to participate in CHESS. No certificates will be issued for Westpac SPS II.

3.6 New holder information

If you are issued Westpac SPS II under the Offer you will be sent a new investor pack shortly after the Issue Date. In addition to your Holding Statement, this pack will contain important information relating to how you will be paid your Distributions.

3.6.1 Provision of bank account details for Distributions

Westpac will only pay your Distributions directly into an Australian dollar account of a financial institution nominated by you. Westpac will not pay Distributions on Westpac SPS II by cheque. As part of the new investor pack, the Registry will send you a form either requesting your account details or confirming that your preference is to use your existing dividend or distribution account details, if applicable. You must complete and return this form as soon as possible.

3.6.2 Provision of Tax File Number or Australian Business Number

The Registry will provide you with a form so that you may provide your Tax File Number ("TFN"), Australian Business Number ("ABN") or both.

You do not have to provide your TFN or ABN. However, Westpac may be required to withhold

Australian tax at the maximum marginal tax rate (currently 46.5% including the Medicare Levy) on the amount of any Distribution that is not 100% franked, unless you provide one of the following:

- TFN;
- TFN exemption code (if applicable); or
- ABN if Westpac SPS II are held in the course of an enterprise carried on by you.

3.6.3 Provision of details for anti-money laundering regulation

Westpac has on-going obligations under laws relating to anti-money laundering and counter-terrorism. If you are issued any Westpac SPS II, you will be requested to provide certain details, including, for example, date of birth for individuals and Australian Company Number for companies, to enable Westpac to comply with those laws.

3.6.4 Possible requirement for US tax forms

Holders who are not United States Persons should not generally be subject to United States federal income tax with respect to Distributions unless such Distributions are effectively connected with a United States trade or business. However, US backup withholding tax may apply to Distributions to Holders unless an exemption is applicable. Westpac is not required to gross up for any such backup withholding tax.

Currently Westpac does not expect holders to have to complete US tax forms in relation to US backup withholding tax. However, Westpac may notify you and request that you complete any US tax forms deemed necessary to allow it to make any Distribution without deduction for US backup withholding tax.

3.7 Trustees and nominees

In respect of the Reinvestment Offer and SAINTS Offer, trustees and nominees who hold St.George Hybrids or who held SAINTS on 1 December 2008 should inform the beneficial owners of the St.George Hybrids or former beneficial owners of SAINTS on 1 December 2008 about the Offer, subject to any legal restrictions in the countries where such beneficial owners are resident, and then aggregate all Applications received from beneficial owners.

It is the responsibility of the trustee or nominee to complete an aggregated Reinvestment Application Form or SAINTS Application Form, as applicable, on behalf of all beneficial owners.

In respect of the Securityholder Offer, trustees and nominees who held Westpac Ordinary Shares, Westpac TPS and/or Westpac SPS at 7.00pm (Sydney Time) on 13 February 2009 should inform those beneficial owners of the Westpac Ordinary Shares, Westpac TPS and/or Westpac SPS at 7.00pm (Sydney Time) on 13 February 2009 about the Offer subject to any legal restrictions in the countries where such beneficial owners are resident, and then aggregate all Applications received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Securityholder Application Form on behalf of all beneficial owners.

3.8 Enquiries

You can call the **Westpac SPS II Information Line on 1300 551 909** (Monday to Friday, between 8.30am – 5.30pm) if you:

- have further enquiries about how to apply for Westpac SPS II;
- require assistance to complete the Application Form; or
- require additional copies of this Prospectus and the accompanying Application Forms.

If you are unclear in relation to any matter or are uncertain if Westpac SPS II are a suitable investment for you, you should consult your financial adviser or other professional adviser. If you are a Broker Firm Applicant and you are in any doubt about what action you should take, you should immediately contact your Syndicate Broker.

4 About Westpac

THIS SECTION SETS OUT:

- a description of Westpac's business including summary financial information
- a description of the merger between Westpac and St.George
- pro forma financial information illustrating the effect of the merger and the issue of Westpac SPS II on the Merged Group
- the Merged Group's capital management strategy and capital ratios
- the Merged Group's funding and liquidity strategy
- information on the credit ratings relevant to this Offer

About Westpac

4.1 Overview of Westpac

Westpac is one of the four major banking organisations in Australia and, through its New Zealand operations, is also one of the largest banking organisations in New Zealand. Westpac and its controlled entities provide a broad range of banking and financial services in these markets, including retail, business and institutional banking and wealth management services.

Westpac was founded in 1817 and was the first bank to be established in Australia. In 1850 Westpac was incorporated as the Bank of New South Wales by an Act of the New South Wales Parliament. In 1982 the Bank of New South Wales changed its name to Westpac Banking Corporation.

On 23 August 2002, Westpac was registered as a public company limited by shares under the Corporations Act. Westpac's principal office is located at 275 Kent Street, Sydney, New South Wales.

Westpac has branches, affiliates and controlled entities throughout Australia, New Zealand and the Pacific region and maintains offices in some of the key financial centres around the world. Westpac's market capitalisation was $47.3 billion[1] as at 24 February 2009.

The performance of Westpac's Ordinary Shares during the period from February 1999 to February 2009 is set out in the graph below:

Westpac Ordinary Shares daily closing price[2]



$35
$30
$25
$20
$15
$10
$5
$0
Feb 1999
Feb 2001
Feb 2003
Feb 2005
Feb 2007
Feb 2009

In July 2008, Westpac reorganised its business into four key customer-facing divisions. As a result of the merger with St.George in December 2008, the new Merged Group now has five key customer-facing divisions serving approximately 10 million customers as at 31 December 2008. These businesses are:

- **Westpac Retail and Business Banking** – responsible for sales, marketing and customer service for all consumer and small-to-medium enterprise customers within Australia under the Westpac brand.
- **St.George Retail and Business Banking** – responsible for sales, marketing and customer service for all consumer and small-to-medium enterprise customers within Australia under the St.George and BankSA brands.
- **BT Financial Group Australia** – comprises Westpac's historical wealth management business. As a result of the merger with St.George, Westpac's wealth management business now also includes operations under the Asgard, Advance and Securitor brands.

Note:
1. Westpac's market capitalisation is based on the closing share price of Westpac Ordinary Shares on ASX as at 24 February 2009.
2. Source: Bloomberg.

- **Westpac Institutional Bank** – provides financial services to the corporate, institutional and government customer base, assisting and advising in the management of cash, funding, capital and market risk for companies and institutions with major interests in Australia and New Zealand.
- **New Zealand Banking** – provides a full range of retail and commercial banking services to customers throughout New Zealand.

These customer-facing divisions are supported by a number of corporate level functions and divisions, including:

- **Product and Operations** – responsible for all consumer and business product development, management and operations.
- **Technology** – responsible for developing and maintaining reliable and flexible technology capabilities and technology strategies.

4.2 Merger with St.George

On 1 December 2008, Westpac completed its merger with St.George by way of a scheme of arrangement.

Under the terms of the merger, holders of St.George Ordinary Shares received 1.31 Westpac Ordinary Shares for each St.George Ordinary Share held by them on the record date for the Share Scheme. Based on the closing price of Westpac Ordinary Shares on the ASX on 17 November 2008 (the date the scheme of arrangement to effect the merger was approved by the Federal Court of Australia), the total value of Westpac Ordinary Shares issued to St.George Ordinary Shareholders was approximately $12.1 billion.[3]

Upon implementation of the merger, St.George became a subsidiary of Westpac.

As a result of the merger, Westpac expects to increase its sales and therefore revenue by offering a broader range of products and services to an expanded customer base through the combined distribution network. The key revenue opportunities of the combined business are expected to be a broader distribution base, the sharing of best practice in products and services and benefits from an expanded capability in wealth, insurance and institutional banking. Westpac's operating model aims to preserve existing customer relationships across both Westpac and St.George in order to minimise customer attrition.

It is expected that shareholders and other stakeholders in the combined business will have the opportunity to benefit from the enhanced positioning and scale of the combined businesses of the Merged Group, which is (based on information available as at 29 September 2008): Australia's largest branch network; Australia's second largest ATM network with more than 2,700 ATMs; a leading Australian provider of home lending; Australia's largest provider of wealth platforms by funds under administration; and Australia's second largest bank by assets.

Westpac expects pre-tax cost savings as a result of the merger to be approximately $400 million by the third year after the merger.

Cost savings will be generated primarily through:

- aligning product processing operations and investment in technology;
- synergies from combining various support functions;
- procurement and potential service contract savings; and
- the combination of head offices of St.George and Westpac.

In order to achieve the synergies referred to above, it is anticipated that the Merged Group will incur approximately $700 million in one off integration costs. Substantially all of these costs are expected to be incurred in the first two years after the merger is completed. These costs include:

- systems integration costs;
- corporate head office and back office integration costs; and
- other transaction costs including stamp duty, communication and documentary costs and advisers' fees.

Certain risks (for example, integration risks) may impact on future earnings, synergies and the earnings per share position of Westpac. These risks are outlined in more detail in Section 5.3.

Note:
3. Determined on the basis that approximately 743 million Westpac Ordinary Shares were issued in exchange for St.George Ordinary Shares upon implementation of the merger.

4.3 Overview of Westpac and St.George results for the year ended 30 September 2008[4]

4.3.1 Westpac and St.George historical income statements for the 12 months ended 30 September 2008

The following table sets out the historical income statements of Westpac and St.George for the 12 months to 30 September 2008. The income statements were extracted from the audited published consolidated financial results of Westpac and St.George as disclosed by Westpac and St.George.

4.3.2 Westpac

Westpac reported a net profit of $3,859 million for the 12 months ended 30 September 2008, an increase of $408 million or 12% compared to 2007. Cash earnings, which Westpac considers to be a more appropriate measure of performance (and excludes significant items), increased 6% to $3,726 million. This represents a cash return on equity of 22%, down 150 basis points over the year. Cash earnings per Ordinary Share increased 5% to 198.3 cents per share. On 17 December 2008, Westpac paid a fully franked final dividend of 72 cents per Ordinary Share, a 6% increase over the 30 September 2007 final dividend. Westpac's total dividend for the year was 142 cents, an increase of 8% from the prior year. In addition, Westpac's dividend reinvestment plan in respect of the final dividend for 2008 was fully underwritten.

4.3.3 St.George

St.George reported a net profit of $1,205 million for the 12 months ended 30 September 2008, an increase of $15 million or 1% compared to 2007. Cash profit, which excludes significant items, goodwill impairment, hedging and non-trading derivative volatility, increased 14% to $1,321 million. This represents a cash return on average ordinary equity of 21%. Cash earnings per ordinary share increased 8% to 237 cents per share. On 18 December 2008, St.George paid a fully franked final dividend of 94 cents per St.George Ordinary Share, a 9% increase over the 30 September 2007 final dividend. In addition to this, St.George also declared a fully franked special dividend of 31 cents per St.George Ordinary Share.

Income Statement for the year ended 30 September 2008

$ million	Westpac Year ended 30 Sept 08	St.George Year ended 30 Sept 08
Interest income	29,081	10,710
Interest expense	(21,859)	(8,237)
Net interest income	7,222	2,473
Non-interest income	4,198	1,133
Net operating income	11,420	3,606
Operating expenses	(5,270)	(1,453)
Impairment charges	(931)	(291)
Profit before income tax	5,219	1,862
Income tax expense	(1,287)	(656)
Net profit for the year	3,932	1,206
Net profit attributable to minority interests	(73)	(1)
Net profit attributable to equity holders	3,859	1,205

Note:
4. All comparisons are to the prior corresponding period being the year ended 30 September 2007.

4.4 December 2008 quarterly update

In a market update on 18 February 2009, the Merged Group advised that its pro forma[5] group cash earnings, on an unaudited basis, for the three months to 31 December 2008 was approximately $1.2 billion, a pro forma decrease of 2% on the prior corresponding period.

Total lending was up 2.4% over the prior quarter, with good growth in mortgage and business lending in Australia. However, lending growth in Westpac's Institutional and New Zealand businesses was slower.

Strong growth in customer deposits was achieved over the prior quarter, up 9.6%.

Revenue was up strongly, particularly in net interest income with improved margins. Non-interest income growth was also healthy, although wealth revenues were weaker. Expenses are running at a marginally lower rate than the Westpac 2008 full year growth rate.

Impairment charges rose to $800 million for the December 2008 quarter, from $144 million in the prior corresponding period. The December 2008 quarter impairment experience was impacted by a $360 million increase in provisions for three large corporate exposures. While the December 2008 quarter was specifically impacted by these three problem exposures, asset quality in the corporate and commercial portfolio continues to deteriorate consistent with the weakening of economic activity. The Australian consumer portfolio continues to perform soundly with only a small increase in delinquencies.

In the first quarter of Westpac's 2009 financial year, Westpac delivered a robust performance in a challenging environment. While impaired and stressed exposures have increased over the period, consistent with the continued deterioration in the operating environment, Westpac's franchise is in sound shape. In particular, Westpac strengthened its capital position, raising over $3.8 billion in core equity in the 4 months ended 31 January 2009.

4.5 Pro forma Merged Group financial information

4.5.1 Pro forma Merged Group earnings

The first period for which the earnings of the Merged Group will be published will be for the 6 months ended 31 March 2009 and accordingly a pro forma income statement has not been included for the Merged Group.

4.5.2 Pro forma Merged Group balance sheet

The unaudited pro forma Merged Group balance sheet set out in Section 4.5.5 is based on St.George's and Westpac's respective audited financial statements for the year ended 30 September 2008 to which a number of adjustments have been made. This should be read in conjunction with the historical consolidated financial statements of Westpac and St.George for the year ended 30 September 2008.

4.5.3 Basis of preparation and merger adjustments

The accounting policies of the Merged Group, used to prepare the unaudited pro forma financial information, are based on the accounting policies of Westpac as contained in its audited financial statements for the year ended 30 September 2008, unless otherwise noted.

The merger will be accounted for using the purchase price method of accounting. This requires the determination of the fair value of the assets (including identified intangible assets) and liabilities of St.George as of the date of the acquisition, which for accounting purposes, was 17 November 2008. Differences between the carrying value and fair value of St.George's assets and liabilities on 17 November 2008, have been applied to the Merged Group balance sheet as at 30 September 2008.

As of the date of this Prospectus, Westpac has not finalised the valuations necessary to determine the fair value of assets and liabilities of St.George. These adjustments reflect management's best estimate of the fair value of assets and liabilities necessary to prepare the unaudited pro forma Merged Group's balance sheet, based on the information available at this time. Accordingly, the purchase price allocation adjustments and related impacts on the unaudited

Note:

5. The current and prior corresponding period unaudited pro forma accounts have been prepared on the basis that St.George earnings were consolidated into the Westpac Group from 1 October 2007.

pro forma Merged Group balance sheet are preliminary and are subject to revision, which may be material.

The unaudited pro forma Merged Group financial information is presented in an abbreviated form and therefore does not comply with all presentation and disclosure requirements of IFRS and the requirements of A-IFRS applicable to annual financial reports prepared in accordance with the Corporations Act.

The estimated fair value and acquisition adjustments in the unaudited pro forma Merged Group balance sheet in Section 4.5.5 includes adjustments for:

- reporting reclassifications to align St.George's balance sheet classifications with those of Westpac;
- estimated fair value and acquisition adjustments which give effect to the merger; and
- other adjustments that reduce the net assets of St.George and change the residual goodwill arising from the merger, including the reclassification of St.George SPS from preference share capital to loan capital and the St.George 30 September 2008 final and special dividends.

There were no material balances between Westpac and St.George requiring eliminations in the unaudited pro forma Merged Group balance sheet.

4.5.4 Capital structure changes

The unaudited pro forma Merged Group balance sheet includes adjustments for known and expected changes to the Merged Group's capital structure since 30 September 2008. These include:

- the issue of $2.5 billion worth of Ordinary Shares under a fully underwritten placement of Ordinary Shares completed in December 2008;
- the payment of Westpac's 2008 final dividend on 17 December 2008 and the underwrite of 100% of Westpac's dividend reinvestment plan in respect of the 2008 final dividend;
- the issue of $442 million worth of Ordinary Shares under the Westpac Share Purchase Plan (SPP), which was completed in February 2009;
- the expected redemption of the St.George Hybrids on the Exchange Date (expected to be 31 March 2009) for a combined face value of $875 million. Any difference between the carrying value of the St.George's Hybrids and the redemption amount has been included as part of goodwill; and
- completion of the Offer and issuance of approximately $700 million of Westpac SPS II to successful applicants, including under the Reinvestment Offer. See Section 4.6 for information on Westpac's and the Merged Group's regulatory capital position.

4.5.5 Unaudited pro forma Merged Group balance sheet as at 30 September 2008

$ million	Westpac As at 30 Sept 2008	St.George As at 30 Sept 2008	Reporting Reclassifications and Fair Value and Acquisition Adjustments	Notes	Capital Structure Changes	Notes	Pro forma Merged Group As at 30 Sept 2008
Assets							
Cash and balances with central banks	4,809	2,672	(3,556)	*a*	2,751	*p,q,r*	6,676
Due from other financial institutions	21,345	305	10,673	*b*	–	–	32,323
Derivative financial instruments	34,810	3,389	–	–	–	–	38,199
Trading securities	39,534	–	1,959	*b*	–	–	41,493
Other financial assets designated at fair value	2,547	15,605	(10,228)	*b*	–	–	7,924
Available for sale securities	1,613	2,810	(148)	*c*	–	–	4,275
Loans	313,545	97,721	22,015	*d*	–	–	433,281
Bank acceptances of customers	–	22,263	(22,263)	*b*	–	–	–
Life insurance assets	12,547	–	57	*b*	–	–	12,604
Regulatory deposits with central banks overseas	927	–	–	–	–	–	927
Goodwill	2,425	1,186	4,381	*e*	6	*r*	7,998
Other intangible assets	564	192	2,349	*f*	–	–	3,105
Property, plant and equipment	505	331	–	–	–	–	836
Current tax assets	77	–	–	–	–	–	77
Deferred tax assets	628	244	(589)	*g*	–	–	283
Other assets	3,672	662	(23)	*h*	–	–	4,311
Total assets	**439,548**	**147,380**	**4,627**	–	**2,757**	**–**	**594,312**
Liabilities							
Due to other financial institutions	15,861	1,786	–	–	–	–	17,647
Deposits	233,730	90,201	229	*i*	–	–	324,160
Derivative financial instruments	24,970	2,291	–	–	–	–	27,261
Trading liabilities and other financial liabilities designated at fair value	16,689	–	–	–	–	–	16,689
Debt issues	96,398	37,760	(726)	*i*	–	–	133,432
Acceptances	3,971	3,970	–	–	–	–	7,941
Life insurance liabilities	11,953	–	38	*b*	–	–	11,991
Provisions	1,106	–	–	–	–	–	1,106
Total other liabilities	6,380	1,124	(38)	*b*	–	–	7,466
Total liabilities excluding loan capital	**411,058**	**137,132**	**(497)**	–	**–**	**–**	**547,693**
Loan Capital	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Total loan capital	8,718	3,245	–	*j*	(185)	*r*	11,778
Total liabilities	**419,776**	**140,377**	**(497)**	**–**	**(185)**	**–**	**559,471**
Net assets	**19,772**	**7,003**	**5,124**	**–**	**2,942**	**–**	**34,841**

4.5.5 Unaudited pro forma Merged Group balance sheet as at 30 September 2008 (continued)

$ million	Westpac As at 30 Sept 2008	St.George As at 30 Sept 2008	Reporting Reclassifications and Estimated Fair Value and Acquisition Adjustments	Notes	Capital Structure Changes	Notes	Pro forma Merged Group As at 30 Sept 2008
Shareholders' equity							
Ordinary share capital (less treasury shares)	6,593	5,123	6,993	*k*	4,306	*o,p,q*	23,015
Preference share capital	–	493	(493)	*l*	–	–	–
Reserves	256	130	(126)	*m*	–	–	260
Retained profits	10,999	1,250	(1,250)	*n*	(1,364)	*o*	9,635
Total equity attributable to equity holders of parent entity	**17,848**	**6,996**	**5,124**	**–**	**2,942**	**–**	**32,910**
Minority interests	1,924	7	–	–	–	–	1,931
Total shareholders' equity and minority interests	**19,772**	**7,003**	**5,124**	**–**	**2,942**	**–**	**34,841**

The unaudited pro forma Merged Group balance sheet is presented for illustrative purposes only and does not purport to be indicative of the future financial position of the Merged Group. Actual adjustments may differ from the pro forma adjustments.

Notes to the unaudited pro forma Merged Group balance sheet

Reporting Reclassifications and Estimated Fair Value and Acquisition Adjustments

a Adjustments for transaction costs incurred by Westpac ($45 million decrease), the acquisition of SAINTS ($350 million decrease) and the payment of the St.George final and special dividends ($709 million decrease). The remaining adjustment relates to reporting reclassifications ($2,452 million decrease).

b Adjustments for reporting reclassifications to align the presentation of St.George's balance sheet with that of Westpac.

c Adjustments to reduce St.George's available for sale assets on 17 November 2008, are based on estimates that Westpac would apply to measure similar assets. The adjustment is preliminary, and takes into consideration changes in fair value subsequent to 30 September 2008 ($148 million decrease).

d Adjustments include: reporting reclassifications ($22,263 million increase); adjustments to increase St.George's loan portfolio to fair value ($30 million increase); and adjustments to bank acceptances of customers included within loans ($278 million decrease) to reflect market interest rates and margins at 17 November 2008. The loan adjustment reflects both an increase in credit provisioning (estimated to reduce the loan balance by between $210 and $310 million) as well as the impact of market interest rates and margins (estimated to increase the balance by $290 million) at 17 November 2008. The loan adjustment is preliminary and management estimates that the adjustment could range between a net increase in the loan balance of $80 million to a net decrease in the balance of $20 million.

e Adjustments to goodwill reflecting the residual between the purchase price consideration and the fair value of assets (including identified intangible assets) and liabilities acquired.

f Adjustments to recognise identifiable intangible assets of St.George (estimated to increase other intangible assets by between $2,219 and $2,600 million). The intangible assets consist of core deposit intangibles (range between $1,415 and $1,573 million), distribution relationship intangible assets (range between $167 and $215 million) and credit card related intangibles (range between $73 and $104 million). Also included is an indefinite life intangible for the St.George and BankSA brand (range between $564 and $708 million). As a preliminary estimate, prior to finalisation of the valuations, the unaudited pro forma Merged Group balance sheet has been adjusted by the mid-point of the ranges above. A further adjustment exists to reduce the carrying amount of capitalised software to fair value ($61 million decrease).

g Adjustments to reduce the net deferred tax asset balance for the tax consequences associated with the fair value adjustments to St.George's tangible assets and liabilities and as a consequence of the recognition of finite life intangible assets ($589 million decrease). No adjustment has been made to estimate the reset tax base of St.George assets for the purposes of preparing the unaudited pro forma Merged Group balance sheet as the financial effect of joining Westpac's tax consolidated group has not been finalised. When reset tax bases are finalised they may result in material adjustments to certain deferred tax balances with corresponding adjustments to goodwill.

h Adjustments to remeasure St.George's investments in associate entities to fair value ($14 million decrease) at 17 November 2008. The remaining adjustment relates to reporting reclassifications ($9 million decrease).

i Adjustments to St.George's deposits and other liabilities ($229 million increase) and St.George's debt issues ($726 million decrease) based on interest rates for similar liabilities at 17 November 2008.

j Adjustments to St.George's longer dated subordinated debt based on spreads for similar liabilities at 17 November 2008 ($150 million decrease). The remaining adjustment ($150 million increase) relates to the reclassification of the SPS from preference share capital to loan capital following the announcement of St.George's intention to redeem its outstanding hybrid instruments.

k Adjustment to recognise the value of Westpac Ordinary Shares issued on the acquisition date ($12,116 million increase). The remaining adjustment relates to the elimination of St.George's share capital that existed at the date of acquisition ($5,123 million decrease).

l Adjustment to reflect the reclassification of SPS ($148 million decrease) and the acquisition of SAINTS by Westpac ($345 million decrease). The differences between the carrying amounts and the face value has been recognised as an adjustment to goodwill.

m Adjustment to recognise the elimination of St.George's reserves that existed at 17 November 2008 ($130 million decrease). The remaining adjustment arises following the issue of Westpac Ordinary Shares in exchange for St.George award options ($4 million increase).

n Adjustment to recognise the elimination of St.George's retained earnings that existed at the date of acquisition ($541 million decrease) and the payment of the St.George final and special dividends ($709 million decrease).

Adjustments for Changes to the Capital Structure

o Adjustment to reflect the payment of the 2008 Westpac final dividend on 17 December 2008 out of retained earnings ($1,364 million). The dividend payment is not shown as an adjustment to cash as the dividend reinvestment plan was underwritten in full and accordingly, Ordinary Shares were issued up to the full amount of the dividend.

p Adjustment to reflect the issuance of Ordinary Shares under the Westpac Ordinary Share placement completed on 16 December 2008 ($2,500 million), which resulted in an increase to share capital and a corresponding increase to cash and balances with central banks.

q Adjustment to reflect the issuance of Ordinary Shares under the Westpac Share Purchase Plan ($442 million) completed in February 2009.

r Adjustment to reflect the net difference between the cash expected to be paid out to redeem the St.George Hybrids ($875 million) and the proceeds received for the Westpac SPS II ($700 million less offer costs of approximately $16 million). Any difference between the carrying value and the settlement proceeds of the St.George Hybrids has been recognised as an adjustment to goodwill.

4.6 Capital management strategy and capital ratios

Westpac achieved Basel II accreditation effective 1 January 2008 and reports capital ratios on a Basel II basis. At its full year results announcement in October 2008, Westpac indicated that its new Tier 1 Capital target range was 6.75% to 7.75%; noting that in the current highly uncertain environment the Bank prefers to operate towards the upper end of this target range and from time to time above this range. Westpac's reported Tier 1 Capital and Total Capital ratios as at 30 September 2008 were 7.8% and 10.8% respectively.

As at 31 December 2008, the pro forma unaudited Merged Group Tier 1 Capital Ratio[6] was 8.29%[7]. The 31 December 2008 pro forma unaudited Merged Group Tier 1 Capital position includes the impact of a number of transactions post 30 September 2008, including the full underwrite of Westpac's dividend reinvestment plan in respect of the 2008 final dividend, the $2.5 billion Ordinary Share placement completed in December 2008 and the payment of St.George's 2008 final and special dividends.

The table below shows a pro forma unaudited Merged Group Tier 1 ratio of 8.38% as at 31 December 2008. The pro forma unaudited Merged Group Tier 1 capital position includes adjustments to reflect the issuance of $442 million of Ordinary Shares under the Westpac Share Purchase Plan completed after 31 December 2008, the effect of the Westpac SPS II Offer and the redemption of St.George Hybrids.

Pro forma Unaudited Merged Group Tier 1 Capital Ratio – 31 December 2008


10%
9%
8%
7%
6%
5%
Tier 1 Ratio %
8.29%
16 bps
(31) bps
24 bps
8.38%
31 Dec 08 Merged Group
SPP Issuance
St.George Hybrid Redemption
Westpac SPS II Issuance
31 Dec 08 Pro forma Merged Group

Note:

6. Assumes Westpac and St.George were both accredited under the Basel II regime on 31 December 2008 and St.George's risk weighted assets were estimated using the Standardised approaches set out in Australian Prudential Standard APS112 and APS114, which do not formally apply to St.George until 1 January 2009.
7. The capital impact of the balance sheet adjustments associated with the St.George merger amounting to a reduction of $450 million have been included in the calculation of capital ratios for the Merged Group based on the current estimates. The ratios are subject to future change as the adjustments are finalised.

4.7 Funding and liquidity

4.7.1 Overview

Given the disruption in global credit markets, Westpac has sought to enhance its liquidity and funding resilience and flexibility by:

- increasing liquid asset holdings to over $58 billion as at 30 October 2008, and providing additional flexibility by the execution of over $20 billion of internal securitisations that qualify as eligible collateral for repurchase agreements with either the Reserve Bank of Australia or the Reserve Bank of New Zealand;
- continuing to access domestic and international longer term markets;
- growing customer deposits by 11% during the year ended 30 September 2008, with term deposits, in particular, growing strongly at 38%. As at 30 September 2008, approximately 52% of Westpac's funding was provided by retail sources and 48% by wholesale sources; and
- further developing the strength of Westpac's funding franchise with more frequent and comprehensive market communications.

As at 18 February 2009, Westpac had executed approximately $13 billion of term wholesale funding in the period since 1 October 2008.

4.7.2 Australian and New Zealand guarantee schemes

The Australian Government announced on 12 October 2008 that it will guarantee the deposits in eligible Australian authorised deposit-taking institutions ("ADIs") (including Westpac) for a period of three years from 12 October 2008.

For deposits of or under $1 million, the deposit guarantee is free. For deposits over $1 million, the first $1 million is guaranteed for free and an eligible ADI is able to obtain coverage under the deposit guarantee for amounts over $1 million, in return for a fee. The Australian Government also guarantees non-complex wholesale term funding of eligible ADIs. The wholesale funding guarantee facility is extended, by application, on an issue by issue basis, in accordance with rules released by the Australian Government on 21 November 2008. A fee, currently 0.7 percent per annum, is levied on ADIs on a monthly basis in respect of the wholesale funding guarantee. The Australian Government has announced that it will withdraw the facility once market conditions have normalised.

The New Zealand Government has also established guarantee schemes in respect of deposits with participating New Zealand registered banks and non-bank deposit taking entities as well as in respect of certain wholesale funding by investment-grade financial institutions that have substantial New Zealand borrowing and lending operations.

Westpac SPS II are subordinated instruments and therefore are not covered by either the Australian or New Zealand Government guarantee schemes for deposits or wholesale funding.

4.8 Credit ratings

4.8.1 Overview

Westpac and Westpac SPS II have each been rated by Standard & Poor's (Australia) Pty Ltd (ACN 007 324 852) ("Standard & Poor's") and Moody's Investors Service Pty Limited (ACN 003 399 657) ("Moody's"). At the date of this Prospectus, the relevant Westpac and Westpac SPS II credit ratings are as follows:

Credit rating type	Standard & Poor's	Moody's
Westpac – Long-Term Credit Ratings	'AA'	'Aa1'
Westpac SPS II – Issue Credit Ratings	'A+'	'Aa3'

On risks associated with credit ratings, see Section 5.1.12.

No consent has been obtained from Standard & Poor's or Moody's for the disclosure of the above ratings in this Prospectus.

4.8.2 Westpac SPS II – Issue Credit Rating

An Issue Credit Rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program.

Issues rated 'BBB-' or higher by Standard & Poor's are generally considered to be investment grade. Westpac SPS II have been assigned an Issue Credit Rating of 'A+' by Standard & Poor's and are therefore considered investment grade. An Issue Credit Rating of 'A+' describes an issue that is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is very strong.

Westpac SPS II have been assigned an Issue Credit Rating of 'Aa3' by Moody's and are therefore considered to be investment grade. Obligations rated 'Aa' by Moody's are judged to be of high quality and are subject to low credit risk. Issues rated 'Baa3' or higher by Moody's are generally considered to be investment grade.

On risks associated with credit ratings, see Section 5.1.12.

Issue Credit Ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including Westpac SPS II). The expected Issue Credit Ratings set out above are given in respect of Westpac SPS II as stapled securities consisting of Notes Stapled to Preference Shares. Credit ratings are subject to revision or withdrawal at any time.

5 Investment risks

THIS SECTION DESCRIBES THE POTENTIAL RISKS ASSOCIATED WITH AN INVESTMENT IN WESTPAC SPS II

IT IS DIVIDED INTO RISKS THAT ARE SPECIFIC TO WESTPAC SPS II AND WESTPAC

Before applying for Westpac SPS II, you should consider whether Westpac SPS II are a suitable investment for you. There are risks associated with an investment in Westpac SPS II, many of which are outside the control of Westpac. These risks include those in this Section 5 and other matters referred to in this Prospectus

Investment risks

5.1 Risks of investing in Westpac SPS II

Set out in this Section 5.1 are risks associated specifically with an investment in Westpac SPS II. In particular, these risks arise from the nature of Westpac SPS II, the Preference Share Terms and the Note Terms. You should also consider the other risks in Section 5.2 and Section 5.3 as they relate to Westpac.

5.1.1 Investment market price and liquidity

Westpac has applied for quotation of Westpac SPS II on ASX, but Westpac is unable to forecast the market price and liquidity of the market for Westpac SPS II. The market price for Westpac SPS II may fluctuate due to various factors, including general movements in:

- Australian and international economic conditions, interest rates, credit margins and equity markets;
- investor perceptions;
- the market price of Ordinary Shares; and
- factors which may affect Westpac's financial performance and position.

It is possible that Westpac SPS II may trade at a market price below the Issue Price. Other similar securities listed on the ASX, including Westpac SPS and similar instruments issued by other banks and corporates, are currently trading below their respective issue prices. This may be due to various factors, including Australian and international economic conditions, interest rates, credit margins, equity markets, company performance, investor perceptions, and a range of other factors.

The market for Westpac SPS II may be less liquid than the market for Ordinary Shares. Holders who wish to sell their Westpac SPS II may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for Westpac SPS II.

5.1.2 Changes in the Distribution Rate

The Distribution Rate is calculated for each Distribution Period by reference to the 90 day Bank Bill Rate, which is influenced by a number of factors and varies over time. The Distribution Rate will fluctuate (both increasing and decreasing) over time with movement in the 90 day Bank Bill Rate.

As the Distribution Rate fluctuates, there is a risk that the rate may become less attractive when compared to returns available on comparable securities issued by Westpac or other investments.

The graph below shows movements in the 90 day Bank Bill Rate over the last 10 years.

5.1.3 Distributions may not be paid

The Distribution Payment Test will not be satisfied in respect of the payment of a Distribution (or any Optional Dividend – see Section 1.3.12) if:

- in the case of the Notes, the Westpac Directors determine (in their absolute discretion) not to pay that Distribution or, following an Assignment Event, in the case of the Preference Shares, the Westpac Directors do not determine to pay the Distribution (in their absolute discretion);
- the amount of the Distribution (or Optional Dividend) exceeds Distributable Profits, unless APRA otherwise gives its prior written approval; or

90 day Bank Bill Rate (% per annum)



8%
6%
4%
2%
0%
90 day Bank Bill Rate
Feb 1999
Feb 2001
Feb 2003
Feb 2005
Feb 2007
Feb 2009

Source: Bloomberg

- APRA objects to the payment of the Distribution or, in the case of an Optional Dividend, APRA has not given its prior written approval for the payment of the Optional Dividend.

Distributions on Westpac SPS II are non-cumulative and, therefore, if a Distribution is not paid in full for any particular Distribution Period, a Holder will not be entitled to subsequently receive that Distribution unless Westpac causes the Distribution to be made up through payment of an Optional Dividend (at its absolute discretion and subject to APRA's prior written approval).

APRA's current prudential guidelines require that the Distributable Profits of Westpac, out of which distributions on Tier 1 Capital may be paid, is assessed on a different basis to that which applies under the terms of some of Westpac's existing Tier 1 Capital securities – see Section 1.3.11.

5.1.4 Distributions may not be fully franked

It is expected that Distributions on Westpac SPS II will be fully franked. However, it is possible that Distributions payable on Westpac SPS II may be unfranked or not fully franked. If a Distribution is unfranked or not fully franked, a Gross-Up Amount will be paid to compensate for the unfranked amount, subject to the Distribution Payment Test – see Section 1.3.5.

5.1.5 Exposure to Westpac's financial performance and position

Westpac can elect to Convert the Preference Shares prior to the Initial Mandatory Conversion Date in certain specified circumstances – see Section 1.8. If Conversion occurs you will receive Ordinary Shares (subject to the satisfaction of the Conversion Conditions). Therefore, if Westpac's financial position declines, or if market participants anticipate that it may decline, an investment in Westpac SPS II could decline in value even if Westpac SPS II have not been Converted.

Accordingly, when you evaluate whether to invest in Westpac SPS II you should carefully evaluate the investment risks associated with an investment in Westpac – see Section 5.2.

5.1.6 Conversion

The number of Ordinary Shares issued to Holders upon Conversion will generally depend on the average of the daily volume weighted average price of Ordinary Shares over the 20 Business Days on which trading in Ordinary Shares took place immediately prior to the relevant Conversion Date. Accordingly, the Ordinary Share price used for the Conversion formula may be different to the market price of Ordinary Shares at the time of Conversion so that the value of Ordinary Shares you receive may be less than the value of those Ordinary Shares based on the Ordinary Share price on the Conversion Date.

The market price of Ordinary Shares following Conversion will fluctuate due to various factors, including investor perception, domestic and international economic conditions and factors which affect Westpac's financial performance and position. These risks are described in Section 5.2 and may have an impact on the market price of Ordinary Shares, as well as the market price of Westpac SPS II.

5.1.7 Mandatory Conversion may or may not occur on the Initial Mandatory Conversion Date

Westpac SPS II may Convert into Ordinary Shares on 30 September 2014 (the Initial Mandatory Conversion Date). However, Westpac may instead elect to arrange for a Transfer of Westpac SPS II on this date to a Nominated Party, so that Holders would receive cash equal to the Issue Price of Westpac SPS II. If Westpac does not elect to arrange for a Transfer of Westpac SPS II on the Initial Mandatory Conversion Date, there is a risk that Conversion will not occur because the Conversion Conditions are not satisfied – see Section 1.7.4. The Conversion Conditions will not be satisfied if Westpac's Ordinary Share price is less than 56.12% of the Issue Date VWAP.

The market price of Ordinary Shares will fluctuate due to various factors including investor perception, domestic and international market conditions and factors which affect Westpac's financial performance and position. There can be no assurance as to what the market price of Ordinary Shares will be around the Initial Mandatory Conversion Date. There is a risk that the Conversion Conditions will not be met which would prevent Conversion from occurring on 30 September 2014.

In the circumstance that the First Conversion Condition is not satisfied, Westpac may, subject to APRA's prior written approval, elect to Redeem Westpac SPS II. If Redemption does not occur, Conversion may then occur on the next Distribution Payment Date. However, Conversion on that date would be subject to the same Conversion Conditions.

The cash consideration received upon a Redemption or Transfer may not coincide with Westpac SPS II Holders' individual preferences, and may be disadvantageous to some Holders in light of market conditions or individual circumstances. In addition, the rate of return at which you could re-invest your funds may be lower than the Distribution Rate at the time.

5.1.8 Conversion or Redemption at Westpac's initiation

Westpac may (subject to APRA's prior written approval if required) initiate Conversion (subject to the Conversion Conditions being satisfied) or Redemption (or a combination of these) of some or all Westpac SPS II following the occurrence of a Tax Event or Regulatory Event.

Westpac may (subject to APRA's prior written approval if required) choose to Redeem or Convert (or a combination of these) all (but not some only) Westpac SPS II following the occurrence of an Acquisition Event. If Westpac does not elect to Redeem or Convert within the specified timeframe following an Acquisition Event – see Section 1.8.1 and clause 4.5 of the Preference Share Terms – all Westpac SPS II will Convert (subject to the Conversion Conditions being satisfied) into Ordinary Shares 40 Business Days following the Acquisition Event (or such other date specified by Westpac which must be within 5 Business Days of this date).

Redemption or Conversion may therefore occur on dates not previously contemplated by you, which may be disadvantageous in light of market conditions or your individual circumstances. This means that the period for which Holders will be entitled to the benefit of the rights attaching to Westpac SPS II is unknown.

Where you receive cash on Redemption, the rate of return at which you could re-invest your funds may be lower than the Distribution Rate at the time.

Where you receive Ordinary Shares on Conversion, you will have the same rights as other Ordinary Shareholders, which are different to the rights attaching to Westpac SPS II.

5.1.9 Transfer

Westpac may elect to issue a Transfer Notice in respect of the Initial Mandatory Conversion Date, or in respect of any subsequent possible Mandatory Conversion Date, requiring each Westpac SPS II to be Transferred to a Nominated Party for a cash amount equal to the aggregate Issue Price.

Westpac may issue an Early Transfer Notice following a Tax Event, Regulatory Event or Acquisition Event and a Transfer would occur as described above. A Transfer may occur in these circumstances on dates not previously contemplated by you, which may be disadvantageous in light of market conditions or your individual circumstances. This means that the period for which Holders will be entitled to the benefit of the rights attaching to Westpac SPS II is unknown.

Upon a Transfer of Westpac SPS II, it will be the Nominated Party's obligation to pay the aggregate Issue Price of Westpac SPS II being Transferred, not Westpac's obligation. If the Nominated Party does not pay this amount to Holders, then Transfer will not proceed, in which case Holders will continue to hold Westpac SPS II in accordance with the Note Terms and Preference Share Terms (and therefore subject to a subsequent Conversion, Redemption or Transfer).

Where you receive cash pursuant to a Transfer, the rate of return at which you could re-invest your funds may be lower than the Distribution Rate at the time.

5.1.10 No fixed maturity date

Westpac SPS II are a perpetual instrument. Westpac SPS II may Convert on the Initial Mandatory Conversion Date but it is possible that market conditions at the time may be such that the Conversion Conditions are not satisfied. If the Ordinary Share price depreciates, it is possible that Westpac SPS II will not Convert at any point in time. Furthermore, any Redemption or Transfer is subject to the discretion of Westpac and, in respect of Redemption, obtaining APRA's prior written approval, and it is also possible that neither of these occur at any point in time.

5.1.11 Ranking of Westpac SPS II

Westpac SPS II are not deposit liabilities of Westpac and the Notes do not constitute deposits of Westpac NY. Westpac SPS II are not subject to the depositor protection provisions of the Australian banking legislation (including the temporary Australian Government guarantee of certain bank deposits) and are not insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency or compensation scheme in Australia, the United States or any other jurisdiction.

In the unlikely event of a winding-up of Westpac, an Assignment Event will occur, following which the Notes will become Unstapled from the Preference Shares and assigned to the Assignee. Thereafter, Holders will hold the Preference Shares, which will rank:

- ahead of Ordinary Shares;
- equally with all Equal Ranking Capital Securities (which currently includes TPS 2003, TPS 2004, Westpac TPS and Westpac SPS); and
- behind all depositors and other Senior Creditors – see Section 1.10.1.

If, in a winding-up of Westpac, Preference Shares have not been Converted or Redeemed, Holders will be entitled to be paid the Liquidation Sum for each Preference Share. This is an amount for each Preference Share up to its Issue Price plus any due but Unpaid Distributions at the commencement of the winding-up of Westpac (or if less actual cash is available to Westpac for distribution to Holders, a proportionate share of that cash).

The claim for the Liquidation Sum effectively ranks equally with the Equal Ranking Capital Securities, but is subordinated to depositors and other Senior Creditors. As the Preference Shares rank after Senior Creditors, there is a risk that, in the winding-up of Westpac, there will be insufficient funds to provide a return of the Liquidation Sum to Holders.

5.1.12 Credit ratings

One or more independent credit rating agencies assign credit ratings to Westpac and to Westpac SPS II. The credit ratings may not reflect the potential impact of all risks related to the structure under which Westpac SPS II are issued, market and additional factors discussed in this Section 5, and other factors that may affect the value of Westpac SPS II or Westpac's financial performance or position.

There is a risk that the credit ratings of Westpac and Westpac SPS II may change as a result of changes to Westpac's financial performance or position, the economic outlook for Australia and New Zealand and/or changes to the relevant policy of one or more of the independent rating agencies. On 18 February 2009 Moody's released a statement stating that it would consider the potential impact of Australia's economic outlook on Australian banks' asset quality and earnings and how this may affect Australian bank financial strength ratings. On 18 February 2009, Moody's stated that it would provide a more detailed update by early March.

Any change in the credit ratings of Westpac or Westpac SPS II could affect the market price and liquidity of Westpac SPS II.

In December 2008, Moody's issued a statement indicating that it intends to review its hybrid rating methodology and will issue a report which will detail potential changes to its methodology that are likely to vary across countries, depending on the level of systemic support, if any. Moody's has not indicated when its assessment and findings will be finalised. Any changes could affect the market price and liquidity of Westpac SPS II.

Credit ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities and are subject to revision or withdrawal at any time.

5.1.13 Regulatory classification

APRA has provided confirmation that Westpac SPS II qualify for Non-Innovative Residual Tier 1 Capital treatment. However, if APRA subsequently determines that Westpac SPS II do not or will not qualify for Non-Innovative Residual Tier 1 Capital treatment, Westpac may decide that a Regulatory Event has occurred and may elect Redemption or Conversion (subject to APRA's prior written approval if required) – see Section 1.8.6.

5.1.14 Taxation treatment

A general description of the Australian taxation consequences of investing in Westpac SPS II is set out in the Taxation letter from Allens Arthur Robinson in Section 6. This Taxation letter is provided in general terms and is not intended to provide specific advice in relation to the circumstances of any particular potential investor or Holder. Accordingly, you should seek independent advice in relation to your individual tax position before you choose to apply for or invest in Westpac SPS II.

On 14 January 2008, the Australian Taxation Office issued Taxpayer Alert TA 2008/1. In it, the Australian Taxation Office expressed the concern that where an Australian resident public company issues a stapled security consisting of a Note and a Preference Share to resident investors, investors may be claiming a 'section 70B' deduction on the transfer of the Note, either as a result of an on-market sale of the stapled security or as a result of an Assignment Event. A section 70B deduction is a deduction that arises as a result of, broadly, the sale or redemption of a non-discounted debt security for

less than its cost. In Draft Taxation Determination TD 2008/D6 issued on 26 March 2008, the Australian Taxation Office took the position that no deduction would be available under section 70B. Westpac expects that the Australian Taxation Office will issue a Class Ruling, which states that each Westpac SPS II is a single CGT asset, comprised of a Note stapled to a Preference Share, that is not a traditional security as defined for the purposes of section 70B. On this basis, dealings with the Preference Share or the Note, which are components of that single asset, would not have tax consequences analysed or characterised in isolation from the single asset of which they are treated as being components. The principal consequence of this approach is that a disposal of the Note would not give rise to separately calculated income or deduction (including a section 70B deduction), including where an investor sells Westpac SPS II on-market and where an investor disposes of Notes to Westpac (or another Assignee) after an Assignment Event. Instead, gain or loss on the disposal of Westpac SPS II would be calculated by comparing the total proceeds of disposal with the total cost of acquiring the Stapled Security and there would be no deduction resulting from the disposal of Notes to Westpac (or another Assignee) after an Assignment Event. If investors prepare their tax returns on this basis, then they would not claim a section 70B deduction on the transfer of the Notes, and the concerns expressed in Taxpayer Alert TA 2008/1 and in Draft Taxation Determination TD 2008/D6 would have no application to them.

If there has been a change in law, policy or practice that exposes the Westpac Group to a more than insubstantial increase in taxes or costs in relation to Westpac SPS II, the Preference Shares or the loans arising from the application of funds raised from Westpac SPS II, or any holder of Westpac SPS II or Preference Shares would be similarly exposed, and Westpac receives an opinion from reputable legal counsel or other tax adviser to that effect, a Tax Event will occur, and Westpac may elect to Convert or Redeem Westpac SPS II (subject to the conditions contained in the Preference Share Terms) – see Section 1.8.5.

It is the current intention that the proceeds of the Offer will be used in Westpac's London branch and Westpac's New Zealand operations to repay existing funding from Westpac's head office. The proceeds will then be used by Westpac's head office for general funding purposes.

Westpac currently expects that the interest arising from the use of the proceeds of Westpac SPS II will be tax deductible in various jurisdictions in which that interest is to be paid. A Tax Event will occur if there is a more than insubstantial increase in the amount of taxes or costs (from that currently expected) as a result of a change in tax laws, policy or practice, and Westpac receives advice from reputable legal counsel or other tax adviser to that effect.

5.1.15 Future issues of financial securities by Westpac

Westpac and members of the Westpac Group may in future issue securities that:

- rank for dividend or payment of capital (including in the winding-up of Westpac or another member of the Westpac Group) equally with, behind or ahead of Westpac SPS II;
- have the same or different dividend, interest or distribution rates as Westpac SPS II; or
- have the same or different terms and conditions as Westpac SPS II.

An investment in Westpac SPS II carries no right to participate in any future issue of securities (whether equity, hybrid, debt or otherwise) by any member of the Westpac Group.

No prediction can be made as to the effect, if any, such future issues of securities by an entity in the Westpac Group may have on the market price or liquidity of Westpac SPS II.

5.1.16 Successor Holding Company

If a Successor Holding Company of the Westpac Group is put in place, and this does not result in a Conversion, Redemption or Transfer, the Preference Share Terms (with APRA's prior written approval) may be amended to the extent necessary and subject to complying with all relevant laws, to ensure that Preference Shareholders may, if appropriate, participate in any relevant arrangements in connection with that event.

There is a risk that establishment of the Successor Holding Company is treated as an Acquisition Event leading to the Conversion, Redemption or Transfer of Westpac SPS II. If the establishment of a Successor Holding Company is treated as an Acquisition Event and Conversion, Redemption or Transfer does not occur, a number of different risks may arise for Holders, including that Westpac may be assigned a different credit rating, its financial position may be materially altered thereby adversely affecting its ability to make Distributions and the Successor

Holding Company may be able to issue new securities which are not subject to the Dividend and Capital Stopper.

5.2 Investment risks attaching to Westpac

Set out in this Section 5.2 are specific risks associated with an investment in Westpac. These risks are relevant to an investment in Westpac SPS II and Ordinary Shares as the value of such an investment in Westpac SPS II will depend on Westpac's financial performance and position, regardless of when or if Westpac SPS II are Converted or Redeemed.

5.2.1 Dependence on the Australian and New Zealand economies

Westpac's revenues and earnings are dependent on economic activity and the level of financial services its customers require. In particular, lending is dependent on customer and investor confidence, the state of the economy, the home lending market and prevailing market interest rates in the countries in which Westpac operates.

Westpac currently conducts most of its business in Australia and New Zealand. Consequently, its performance is influenced by the level and cyclical nature of business and home lending activity in these countries. These factors are, in turn, impacted by both domestic and international economic and political events.

The ongoing dislocation in credit and capital markets has impacted global economic activity including the economies of Australia and New Zealand with domestic and global economies slowing or in a recession. This disruption has led to a decrease in credit growth and a reduction in consumer and business confidence. A further downturn in the Australian and New Zealand economies could adversely impact Westpac's results of operations, liquidity, capital resources and financial condition. The economic conditions of other regions in which Westpac conducts operations can also affect its future performance and have shown signs of significant deterioration.

5.2.2 Dislocation in global capital markets – liquidity and funding risk

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity for more than 12 months, reaching unprecedented levels of disruption in September and October 2008.

Global financial markets are expected to remain volatile and uncertain in the short to medium term. Westpac relies on credit and capital markets to fund its business. As of 30 September 2008, Westpac obtained approximately 48% of its funding from wholesale domestic and international markets. Westpac continues to experience higher funding costs and accessing wholesale markets, particularly in relation to longer-term securities, remains difficult as a result of the current adverse global capital market conditions. Continued instability in these market conditions may limit Westpac's ability to replace, in a timely manner, maturing liabilities and access the capital necessary to fund and grow its business.

In the event that Westpac's current sources of funding prove to be insufficient, it may be forced to seek alternative financing. The availability of such alternative financing will depend on a variety of factors, including prevailing market conditions, the availability of credit, Westpac's credit ratings and credit capacity. These alternatives may be more expensive or on unfavourable terms, which could adversely affect Westpac's results of operations, liquidity, capital resources and financial condition.

If Westpac is unable to source appropriate funding, it may be forced to reduce its lending or begin to sell liquid securities. There is no assurance that Westpac can obtain favourable prices on some or all of the securities it offers for sale. The credit and capital market conditions could limit its ability to refinance maturing liabilities. Such actions could adversely impact Westpac's business, results of operations, liquidity, capital resources and financial condition.

5.2.3 Declining asset values

A continuation of the recent declines in global asset markets, including equity, property and other asset markets, could impact Westpac's operations and profitability.

Declining asset prices impact Westpac's wealth management business and other asset holdings. In relation to its wealth management business, Westpac's earnings are in part dependent on asset values, such as the value of securities held, and a decline in asset prices could negatively impact the business viability of the division. Declining asset prices could also impact customers and the security Westpac holds against loans, which may impact its returns if customers were to default.

5.2.4 Competition

Westpac competes, both domestically and internationally, with asset managers, retail and commercial banks, investment banking firms, brokerage firms, and other investment service firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. In recent years, competition has also increased as large insurance and banking industry participants have sought to establish themselves in markets that are perceived to offer higher growth potential and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships. If Westpac is unable to compete effectively in its various businesses and markets, its business, results of operations and financial condition may be adversely affected.

5.2.5 Credit

Credit risk is a significant risk and arises primarily from Westpac's lending activities. The risk arises from the likelihood that some customers will be unable to honour their obligations to Westpac, including the repayment of loans and interest. Credit exposures also include Westpac's dealings with, and holdings of, debt securities issued by other banks and financial institutions whose conditions may be impacted to varying degrees by continuing turmoil in the global financial markets.

Westpac holds collective and individually assessed provisions for impairment charges. The current market and economic conditions have led to increased impairment charges and if the current global financial markets turmoil and the economic downturn deteriorate further, some customers could experience higher levels of financial stress and Westpac may incur increased defaults and write-offs, and be required to increase its level of provisioning. Such actions could diminish available capital and could aversely affect Westpac's results of operations, liquidity, capital resources and financial condition.

5.2.6 Government action to stabilise financial markets may not achieve desired effect

In response to the recent financial crises affecting the banking system and financial markets generally and deteriorating global financial conditions, on 12 October 2008, the Australian Government announced that it would guarantee deposits and certain wholesale term funding of eligible Australian financial institutions and, on 20 November 2008, executed a deed of guarantee that took effect from 28 November 2008, in connection with the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding. Similar stabilising actions have been announced by governments and regulatory bodies in New Zealand, the United States, the United Kingdom, Europe and other jurisdictions.

The ongoing impact of the stabilisation packages announced by governments and regulators in Australia, New Zealand, the United States, the United Kingdom, Europe and other jurisdictions are in many cases equally uncertain. There can be no assurance as to what impact such regulatory actions will have on financial markets, consumer and investor confidence, or the extreme levels of volatility currently being experienced. Further declines in consumer and investor confidence and continued uncertainty and volatility could materially adversely affect Westpac's business, financial condition and results of operations.

5.2.7 Market movements

Westpac is exposed to market risk as a consequence of its trading activities in financial markets and through the asset and liability management of its overall financial position. In the financial markets trading businesses, Westpac is exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, and commodity and equity prices. The recent levels of market volatility increased Westpac's estimated earnings at risk, as measured by value at risk (VAR)[1].

If Westpac were to suffer substantial losses due to any such market volatility, including the volatility brought about by the current global credit crisis, it would adversely affect Westpac's results of operations, liquidity, capital resources and financial condition.

5.2.8 Equity underwriting

As a financial intermediary, Westpac underwrites listed and unlisted equity securities. Equity underwriting activities include the development of solutions for corporate and institutional customers who have a demand for equity capital and investor customers who have an appetite for equity-based investment products. Westpac may guarantee the pricing and placement of these facilities and could suffer losses if it fails to syndicate or sell down its risk to other market participants.

Note:
1. VAR is the potential loss in earnings from adverse market movements, calculated by Westpac using a 99% confidence level with a minimum of one year of historical rate data and a one-day time horizon.

5.2.9 Operational risks

As a financial services organisation, Westpac is exposed to a variety of risks, including those resulting from process error, fraud, information technology instability and failure, system failure, security and physical protection, customer services, staff skills and performance, and product development and maintenance. Operational risk can directly impact Westpac's reputation and result in financial losses which could adversely affect its financial performance or financial condition.

5.2.10 Compliance and regulatory environment

Compliance risk arises from the regulatory standards that apply to Westpac as an institution. All of Westpac's businesses are highly regulated in the jurisdictions in which it does business. Westpac is responsible for ensuring that it complies with all applicable legal and regulatory requirements (including changes to accounting standards) and industry codes of practice, as well as meeting its ethical standards. The nature and impact of future changes in such requirements are not predictable, and are beyond Westpac's control. It is likely that the recent global financial crisis will lead to changes in regulation in most markets in which it operates, particularly for financial companies. Changes in regulations or regulatory policy could adversely affect one or more of Westpac's businesses, and could require the incurring of substantial costs to comply. The failure to comply with applicable regulations could result in fines and penalties or limitations on Westpac's ability to do business. These costs, expenses and limitations could have a material adverse effect on Westpac's business, financial performance or financial condition.

5.2.11 Reputational risk

Various issues may give rise to reputational risk and cause harm to Westpac's business and prospects. These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering laws, trade sanctions legislation, privacy laws, information security policies, sales and trading practices and conduct by companies in which Westpac holds strategic investments. Failure to address these issues appropriately could give rise to additional legal risk, subject Westpac to regulatory enforcement actions, fines and penalties, or harm its reputation among its customers and investors in the marketplace.

5.2.12 Taxation

Westpac is subject to taxation legislation in the jurisdictions in which it has operations or conducts business. Any significant change in taxation law or its interpretation and application by an administrative body could have an adverse effect on the results of its operations. Westpac manages taxation risk, in relation to specific transactions, by obtaining opinions from taxation specialists and/or rulings from revenue authorities. Westpac also takes a pro-active approach to managing potential disputes with revenue authorities. It also engages in consultations with revenue authorities in relation to potential changes in the law, either in its own right or in conjunction with professional and industry bodies.

Where appropriate, Westpac participates in professional and industry bodies which consider and propose changes to taxation law.

5.2.13 Legal proceedings and contingent liabilities

Contingent liabilities exist in respect of actual and potential claims and proceedings against Westpac that have not been determined. An assessment of Westpac's likely loss has been made on a case-by-case basis and specific provisions have been made where appropriate within the credit litigation provision. If these provisions prove inadequate then this could have a material adverse effect on Westpac's financial performance and position. For further details of Westpac's legal proceedings and existing contingent liabilities – see Section 8.6.

5.2.14 Credit ratings

The credit ratings assigned to Westpac by rating agencies are based on an evaluation of a number of factors, including its financial strength. In light of the difficulties in the banking sector and financial markets, the rating agencies have indicated they are watching global developments closely and that if conditions continue to deteriorate, they may adjust the rating outlook of some Australian banks. In addition, a credit rating downgrade could be driven by the occurrence of one or more of the other risks discussed in this Prospectus or by other events. If Westpac fails to maintain its current corporate credit ratings, this could adversely affect its cost of funds and related margins, liquidity, competitive position and access to capital markets.

5.2.15 Other risks

Other risks that can impact Westpac's performance include insurance risk, model risk, business risk and contagion risk.

5.3 Risks arising from the merger with St.George Bank

5.3.1 Failure to realise anticipated merger benefits

As a result of the merger with St.George, Westpac expects to increase its revenue and reduce operating expense growth of the combined business. In order to achieve these synergies, Westpac estimates it will incur approximately $700 million in integration costs.

There is no assurance that Westpac will be able to achieve the business growth opportunities, cost savings and other benefits it anticipates from the merger with St.George. This may be because the assumptions upon which Westpac assessed the merger, including the anticipated benefits and the factors it used to determine the merger consideration, may prove to be incorrect.

Unanticipated delays in the integration of operations may impact Westpac's assumptions regarding the benefits it expects to derive from the merger and may delay such benefits. In addition, Westpac may incur greater costs than it has estimated in connection with the integration.

If Westpac fails to achieve the business growth, cost savings and other benefits it anticipates from the merger, or it incurs greater integration costs than it has estimated, its results of operations, financial condition and the price of its securities may be adversely affected.

5.3.2 Integration risks

There are risks associated with the integration of two organisations of the size of Westpac and St.George. Particular areas of risk include: difficulties or unexpected costs relating to the integration of technology platforms, financial and accounting systems, and risk and other management systems of two organisations; difficulties or unexpected costs in realising synergies from the consolidation of head office and back office functions; higher than expected levels of customer attrition or market share loss arising as a result of the merger; unexpected losses of key personnel during or following the integration of the two businesses; possible conflict in the culture of the two organisations and a decrease in employee morale; and potential damage to the reputation of brands due to actions from competitors, media and lobby groups in relation to the merger.

In addition, senior management of Westpac may be required to devote significant time to the process of integrating Westpac and St.George, which may decrease the time they have to manage the combined business. If any of these risks should occur, or if there are unexpected delays in the integration process, the anticipated benefits of the merger may be delayed, achieved only in part, or not at all or at greater cost, which could have an adverse effect on Westpac's results of operations or financial condition.

5.3.3 Changes to the Westpac organisational structure

In July 2008, Westpac announced changes to its organisational structure. These changes align Westpac's structure with the new operating model for the combined business and their continued implementation will be appropriately sequenced with the merger as part of an overall transformation plan. These changes are significant, both in scale and investment requirements, and are likely to continue to be implemented at the same time as integrating St.George's businesses. The continuing implementation of these changes will require the attention of senior management. As a result, there may be some diversion of senior management and this may lead to lower sales productivity and additional customer attrition, potentially impacting the financial performance of the combined business.

5.3.4 Concentration risk

The lending books of each of St.George and Westpac have exposures to a range of clients, assets, industries and geographies which when combined could result in additional concentration risk.

5.3.5 Risk associated with length of time before merger is cash earnings accretive

There is a risk that the Ordinary Share price may be negatively impacted because of the expected length of time before the merger will be cash earnings per share accretive for Westpac shareholders and the integration risks specified in Section 5.3.2.

5.3.6 Risks associated with purchase price allocation adjustments

The pro forma adjustments in the balance sheet contained in Section 4.5 reflect Westpac's preliminary estimates of fair value based on the requirements under the US securities law and on information available at this time, and actual adjustments may differ from the pro forma adjustments. The purchase price allocation adjustments and related impacts on the unaudited pro forma Merged Group balance sheet are preliminary and subject to revision, which may be material, after completion of the allocation of Westpac SPS II.

The summary of risks in this Section 5 is not exhaustive and you should read this Prospectus in its entirety and consult your financial adviser or other professional adviser before deciding whether to invest in Westpac SPS II.

6 Taxation letter

IF YOU ARE CONSIDERING APPLYING FOR WESTPAC SPS II, IT IS IMPORTANT THAT YOU UNDERSTAND THE TAXATION CONSEQUENCES OF INVESTING IN WESTPAC SPS II

You should read the Taxation letter from Allens Arthur Robinson in this Section 6, and discuss the taxation consequences with your tax adviser, financial adviser or other professional adviser, before deciding whether to invest

Taxation letter

Allens Arthur Robinson

27 February 2009

The Directors
Westpac Banking Corporation
Westpac Place
275 Kent Street
Sydney NSW 2000

ABN 47 702 595 758
Level 28
Deutsche Bank Place
Corner Hunter and Phillip Streets
Sydney NSW 2000
Australia
T +61 2 9230 4000
F +61 2 9230 5333
Correspondence
GPO Box 50
Sydney NSW 2001
Australia
DX 105 Sydney
www.aar.com.au

Ladies and Gentlemen

Westpac Stapled Preferred Securities II

We have been requested to provide a taxation summary regarding the principal Australian taxation implications for holders of Westpac Stapled Preferred Securities II (***Westpac SPS II***) to be issued by Westpac Banking Corporation (***Westpac***) for inclusion in the Prospectus.

The summary below is a general outline of the likely tax consequences for individuals, companies and complying superannuation entities (***Investors***) who apply to acquire Westpac SPS II under the Prospectus, are residents of Australia for the purpose of Australian income tax laws and who hold Westpac SPS II on capital account.

The summary does not address all taxation consequences of ownership of Westpac SPS II, comprising the Notes and the Preference Shares, nor the positions of the Initial Purchaser or other Investors who acquire Westpac SPS II in the course of a business of trading or investing in securities, such as share traders, investment companies, banks or insurance companies, or who otherwise hold Westpac SPS II on revenue account or as trading stock.

Potential investors should be aware that the actual tax consequences of ownership of Westpac SPS II, comprising the Notes and the Preference Shares may differ depending on their individual circumstances. ***Information contained in this summary is necessarily general in nature and investors in Westpac SPS II will need to consult their own professional tax advisers regarding the consequences of acquiring, holding or disposing of Westpac SPS II in light of their particular circumstances.***

This summary assumes that all of the transactions described in the Prospectus will be carried out in the manner described in the Prospectus.

This summary is provided solely for the benefit of Westpac. It is not to be relied upon by any other person. Allens Arthur Robinson (***AAR***) has consented to the inclusion of this letter in the Prospectus, but this letter should not be taken as a statement about any other matter in the Prospectus or in relation to Westpac or the performance of any investment in Westpac, and is subject to the terms of AAR's consent to be named as set out in Section 8.3 of the Prospectus.

This summary reflects the current provisions of the *Income Tax Assessment Act 1936 (Cth)* (***1936 Act***) and the *Income Tax Assessment Act 1997 (Cth)* (***1997 Act***), the regulations made under those Acts and the current administrative practice of the Australian Taxation Office (***ATO***). Except where expressly stated, it does not otherwise take into account or anticipate changes in taxation laws, whether by way of future judicial decision or legislative actions.

Bangkok
Beijing
Beijing IP
Brisbane
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Melbourne
Perth
Phnom Penh
Port Moresby
Shanghai
Singapore
Sydney

Capitalised terms used in this letter have the same meaning as in the Prospectus, unless otherwise indicated.

For the purpose of preparing this summary we have been instructed by Westpac that:

- the Notes will be issued by Westpac's New York Branch;
- the Preference Shares will be issued by Westpac in Australia;
- Westpac currently intends to apply the proceeds from the issue of Notes for use in Westpac's London Branch and Westpac's New Zealand operations to repay existing funding from Westpac head office. Westpac head office will use those proceeds for general funding purposes; and
- Distributions paid on Westpac SPS II, consisting of Interest on the Notes and of Dividends on the Preference Shares, are expected to be fully franked.

Westpac has applied for a Class Ruling requesting confirmation of the ATO's views of the principal tax issues considered below.

1. Distributions on Westpac SPS II

(a) Interest payable on Notes

(i) Franked distributions

The Notes should be regarded as 'non-share equity interests' such that payments of Interest and any Gross-Up Amounts payable on the Notes will be frankable distributions.

Investors will be required to include in their assessable income the amount of any Interest and any Gross-Up Amounts paid to them.

Subject to certain holding period and 'at risk' requirements (see below for further information regarding the 'holding period rule'), Investors will also be required to include in their assessable income an additional amount equal to any franking credits attached to those Distributions and may qualify for tax offsets, equal to the amount of those franking credits, which may be applied against their respective income tax liabilities for the relevant income year.

In relation to Investors that are individuals or complying superannuation entities, tax offsets will either reduce any tax payable by an Investor, or give rise to a tax refund to the extent that the tax offsets exceed the tax that is otherwise payable by the Investor. Investors that are companies entitled to tax offsets are not entitled to refunds of excess tax offsets, but will be entitled to a credit in their franking account equal to the amount of the franking credits attached to a Distribution.

(ii) Foreign source income

Interest and any Gross-Up Amounts payable by Westpac's New York Branch on the Notes will be 'foreign income' when derived by Investors as they will be amounts of income derived from a source in a foreign country. This should not give rise to any practical consequences for Investors

however, as the foreign loss quarantining rules were withdrawn with effect from the first income year starting on or after 1 July 2008.

(iii) Holding period rule

An Investor will not be entitled to tax offsets in respect of franking credits on a frankable Distribution unless the Investor is a 'qualified person' in relation to the Distribution.

To be a 'qualified person' in relation to a payment of Interest on the Notes, Investors must have held the Notes 'at risk' for a continuous period of at least 90 days (excluding the days of acquisition and disposal) during:

- the 'primary qualification period', which is the period beginning on the day after the day on which the Notes are acquired by an Investor and ending on the 90th day after the day that the Notes became ex-distribution; or
- if an Investor, or an associate, is under an obligation to make 'related payments' (which have the effect of passing on the benefit of Interest payments to other entities) in respect of Interest payments, the 'secondary qualification period', which is the period beginning on the 90th day before, and ending on the 90th day after, the day that the Notes became ex-distribution.

To be held 'at risk', Investors must effectively retain 30% or more of the risks and benefits associated with holding the Notes. Whether or not the Notes are held 'at risk' by an Investor during the relevant periods will depend upon whether the Investor has financial positions or undertakes risk management strategies (e.g. using limited recourse loans, options or forward sale contracts) in relation to Notes. On the basis that Investors will continue to hold the Notes for at least the 'primary qualification period', will not have any financial positions or enter into any relevant risk management strategies in relation to the Notes, and will not be under an obligation to make 'related payments' to other entities, Investors should be 'qualified persons' in relation to payments of Interest on the Notes.

Investors who are individuals and who will not claim tax offsets in any one year in excess of $5,000 will automatically be taken to be 'qualified persons' in relation to all dividends and non-share dividends that they receive (provided that they are not under an obligation to make a 'related payment' as described above).

The application of the franking rules to Investors will depend upon the particular circumstances of each Investor. Accordingly, each Investor should seek independent advice as to whether they will be treated as a 'qualified person' in relation to payments of Interest on the Notes.

(b) Dividends on Preference Shares

While the Preference Shares are stapled to the Notes, Preference Shareholders will not receive dividends from Westpac in respect of the Preference Shares. Following

the occurrence of an Assignment Event, the Notes and the Preference Shares will be Unstapled and Dividends will be paid (subject to satisfaction of the Distribution Payment Test) quarterly in respect of the Preference Shares. Subject to the Conversion Conditions being satisfied, the Preference Shares may be converted into Ordinary Shares on the Mandatory Conversion Date. If Conversion does not occur and Westpac has not elected to Redeem the Preference Shares, the Preference Shares will remain on issue and Dividends will continue to be paid on the Preference Shares (subject to the satisfaction of the Distribution Payment Test).

Dividends, and any Gross-Up Amounts, paid on the Preference Shares should be frankable distributions and Investors will be required to include those amounts in their assessable income. Any franking credits attached to those Distributions should be included in the assessable income of the Preference Shareholder and tax offsets should generally be available, equal to the amount of the franking credits, subject to the requirements that the Preference Shares be held 'at risk' for the requisite periods (see above regarding the 'holding period rule' which will apply in the same way to distributions in respect of the Preference Shares as it will to Interest paid on the Notes). To the extent that any Dividends and Gross-Up Amounts are unfranked, those amounts would also be included in an Investor's assessable income, without any tax offsets.

2. Disposals of Westpac SPS II

As noted above, Westpac has applied for a Class Ruling requesting confirmation of the ATO's views of the principal tax issues. Consistent with the concerns addressed in Taxpayer Alert TA 2008/1 (14 January 2008), and the view expressed by the Commissioner in Draft Taxation Determination TD 2008/D6 (26 March 2008) and Class Ruling CR 2008/56, we expect that the Class Ruling will state that each Westpac SPS II is a single CGT asset comprised of a Note stapled to a Preference Share that is not a traditional security or other form of security.

On this basis, dealings with the Note or the Preference Share which, in the view expressed by the Commissioner, are components of a single asset, would not have tax consequences analysed or characterised in isolation from the single asset of which they are treated as being components. The principal consequence of this approach is that a disposal of the Note would not give rise to separately calculated income or deduction, including where an Investor sells Westpac SPS II on-market and where an Investor disposes of Notes to Westpac (or another Assignee) after an Assignment Event. The summary below reflects the position we expect the ATO to adopt in this regard.

(a) On-market disposals of Westpac SPS II

A disposal of a Westpac SPS II on-market will constitute a CGT event for the Investor.

Investors may make a capital gain or a capital loss depending on whether their capital proceeds from the disposal are more than the cost base of the Westpac SPS II, or whether the capital proceeds are less than the reduced cost base of the Westpac SPS II, respectively.

For Investors who acquire Westpac SPS II pursuant to the Prospectus, the first element of the cost base of a Westpac SPS II to an Investor will be the amount paid for the relevant Westpac SPS II. Other amounts associated with holding the Westpac SPS II, such as incidental costs of acquisition and disposal, may be added to the cost base. The capital proceeds that will be received by an Investor on the disposal of a Westpac SPS II on-market will be the sale price of the Westpac SPS II.

Any capital gain (or capital loss) derived (or incurred) by an Investor will be aggregated with other capital gains and capital losses of the Investor in the relevant year of income to determine whether the Investor has a net capital gain or net capital loss. A net capital gain, if any, will be included in the Investor's assessable income and is subject to income tax, however the 'CGT Discount' may be available to reduce the taxable gain for the Investor, as described below. A net capital loss may not be deducted against other income for income tax purposes, but may be carried forward to be offset against net capital gains realised in later income years.

If an Investor is an individual, complying superannuation entity or a trust, and they held their Westpac SPS II for 12 months or more before their disposal, they will be entitled to a 'CGT Discount' for any capital gain made on the disposal of the Westpac SPS II. The CGT Discount entitles Investors to reduce their capital gain on the disposal of a Westpac SPS II (after deducting available capital losses) by half, in the case of individuals and trusts, or by one-third in the case of complying superannuation entities. However, trustees should seek specific advice regarding the tax consequences of making distributions attributable to discounted capital gains.

The 'CGT Discount' is not available to companies, nor can it apply to Westpac SPS II disposed of by Investors under an agreement entered into within 12 months of the acquisition of the Westpac SPS II by those Investors. Investors should seek independent advice to determine if their Westpac SPS II have been held for the requisite period.

(b) Disposals of Westpac SPS II pursuant to a Transfer Notice

The tax treatment for an Investor who may dispose of a Westpac SPS II pursuant to a Transfer to a third party nominated by Westpac under a Transfer Notice will be similar as for on-market disposals of a Westpac SPS II. That is, Investors may make a capital gain or a capital loss depending on whether their capital proceeds from the disposal are more than the cost base of the Westpac SPS II, or whether the capital proceeds are less than the reduced cost base of the Westpac SPS II, respectively.

The capital proceeds that will be received by an Investor on the disposal of a Westpac SPS II pursuant to a Transfer Notice will be the sale price of the relevant Westpac SPS II.

(c) Disposals of Notes upon an Assignment Event

The disposal of Notes upon the occurrence of an Assignment Event would, under the single asset approach described above, be treated as a change in the

composition of that single asset and would not give rise to any income, deduction, capital gain or capital loss.

3. Conversion of Preference Shares

For each Preference Share that is Converted, the terms of the Preference Share will be changed such that they are the same as the terms of an Ordinary Share and additional Ordinary Shares may be allotted by Westpac to the (former) Preference Shareholder. The Conversion of a Preference Share into Ordinary Shares in this way should not give rise to a capital gain or a capital loss for an Investor, nor should any amount be included in an Investor's assessable income as a consequence of Conversion.

The first element of the cost base or reduced cost base of each Ordinary Share resulting from Conversion of a Preference Share should be a pro rata portion of the cost base of the Preference Share at the time of the Conversion.

The Ordinary Shares that will result from changes to the terms of the Preference Shares should be taken to have been acquired by Investors, for CGT purposes, at the time that the Westpac SPS II, comprising of the Notes and the Preference Shares were acquired by the Investors.

Any additional Ordinary Shares that may be allotted to Investors upon Conversion of their Preference Shares will also be taken to have been acquired by Investors, for CGT purposes, at the time that the Westpac SPS II, comprising of the Notes and the Preference Shares were acquired by the Investors.

4. Redemption of Preference Shares

The tax consequences of any Redemption of the Preference Shares by Westpac may depend upon the method of Redemption. It is expected that further information would be provided to Preference Shareholders, by Westpac, prior to any Redemption of the Preference Shares.

5. Eligible SAINTS Holders and Eligible St.George Hybrid Holders

The acquisition by Investors of Westpac SPS II is a separate transaction which is independent from any disposal by those Investors of SAINTS (under the SAINTS scheme) or of St.George Hybrids (pursuant to the proposed redemption of those securities) and no roll-over relief from the tax consequences of those disposals of SAINTS or St.George Hybrids is available in respect of any reinvestment of the proceeds of those disposals in the acquisition of Westpac SPS II. The tax consequences of the disposal of SAINTS (pursuant to the SAINTS scheme) or of St.George Hybrids (pursuant to the proposed redemption of those securities) will depend in part upon the individual circumstances of the holders of those securities. Those holders should seek independent advice in relation to their individual circumstances.

6. Successor Holding Company

If Westpac is replaced as the ultimate holding company of the Westpac Group by a Successor Holding Company, the Preference Share Terms may be amended to the extent necessary, and subject to complying with all relevant laws, to ensure that Preference Shareholders may, if appropriate, participate in any relevant arrangement in connection with that event. The tax consequences for Investors in these circumstances may depend upon the method by which the Preference Shares are to be Redeemed or converted, or otherwise affected, and how the Notes may be dealt with, pursuant to any such amendments. It is expected that further information would be provided, by Westpac, to Preference Shareholders if Westpac is to be replaced as the ultimate holding company of the Westpac Group.

7. Withholding Requirements

The Issuer is required to deduct withholding tax from payments of Interest on the Notes, and any Dividends that may be paid on the Preference Shares, that are not 100% franked at the rate specified in the *Taxation Administration Regulations 1976* (currently 46.5%), and remit such amount to the Australian Taxation Office, unless a Tax File Number or an Australian Business Number has been quoted by an Investor, or a relevant exemption applies (and has been notified to Westpac).

8. GST

No GST should be payable by an Investor in respect of acquiring Westpac SPS II or on a sale, Conversion or Redemption of Westpac SPS II.

9. Stamp Duty

No stamp duty will be payable by an Investor on the acquisition, sale, Conversion or Redemption of Westpac SPS II.

10. Taxation of Financial Arrangements

The *Tax Laws Amendment (Taxation of Financial Arrangements) Bill* 2007 was introduced into the House of Representatives on 20 September 2007, but lapsed as result of the calling of the Federal election. As part of the 2008-09 Federal Budget, the Federal Government announced plans to proceed with the final stages of the Taxation of Financial Arrangements (***TOFA***) reforms and on 11 February 2009, *Tax Laws Amendment (Taxation of Financial Arrangements) Bill 2008* was passed by the House of Representatives.

Based on the current draft of the TOFA Bill, it is intended that the TOFA reforms will apply to all financial arrangements acquired by taxpayers on or after 1 July 2010, but may apply to some taxpayers from 1 July 2009 if they make certain elections. This would significantly reform the taxation of financial arrangements.

It therefore appears that the proposed new TOFA rules would not apply to Investors in respect of their Westpac SPS II acquired under the Prospectus, unless certain elections in

the draft TOFA Bill are made by Investors. Even then, the proposed new TOFA rules would only apply in respect of the Westpac SPS II held by Investors with effect from the first day of the first income year commencing on or after 1 July 2009 at the earliest.

Investors should monitor developments in relation to this proposed legislation and should seek their own advice on the potential impact of the new Taxation of Financial Arrangements rules, if any, on their investment in Westpac SPS II.

11. Not financial product advice

The information contained in this report does not constitute *financial product advice* for the purposes of the *Corporations Act*. The AAR partnership providing this report is not licensed, under the Corporations Act, to provide financial product advice. To the extent that this letter contains any information about a *financial product* within the meaning of the Corporations Act, taxation is only one of the matters that must be considered when making a decision about the relevant financial product. An investor or prospective investor should, before making any decision to invest in Westpac SPS II described above, consider taking financial advice from a person who holds an Australian Financial Services Licence under the Corporations Act.

Yours faithfully

ALLENS ARTHUR ROBINSON



7 Summary of important documents

RIGHTS ATTACHING TO WESTPAC SPS II ARISE UNDER THE NOTE TERMS AND PREFERENCE SHARE TERMS

SOME OF THE RIGHTS ATTACHING TO WESTPAC SPS II ARE LINKED WITH RIGHTS ARISING UNDER OTHER DOCUMENTS

This Section 7 summarises the Note Deed Poll and other important documents. It does not summarise the Preference Share Terms or the Note Terms which are set out in full in Appendix B and Appendix C respectively

Summary of important documents

This section sets out a summary only of important documents relating to the Offer. Westpac will provide a copy of certain important documents free of charge to any person who requests a copy during the Offer Period. For a list of those documents and how to obtain a copy – see Section 8.2.2.

7.1 Overview of rights and liabilities of Westpac SPS II

Rights attaching to Westpac SPS II are contained in the:

- Preference Share Terms (set out in full in Appendix B); and
- Note Terms (included as schedule 1 to the Note Deed Poll and set out in full in Appendix C).

Some of the rights attaching to Westpac SPS II are linked with rights arising under other documents, for example: Westpac SPS II may be Converted into Ordinary Shares in certain circumstances. The rights attaching to Ordinary Shares are set out in Westpac's Constitution and the Corporations Act. For a summary of important rights attaching to the Ordinary Shares – see Section 7.2.

7.2 Rights attaching to Ordinary Shares

Ordinary Shares may be issued to Holders by Westpac on Conversion. These Ordinary Shares will be issued as fully paid and will rank equally with all Ordinary Shares already on issue in all respects.

7.2.1 Transfers

Transfers of Ordinary Shares are not effective until registered. Subject to the ASX Listing Rules, the Westpac Directors may refuse to register a transfer of Ordinary Shares without giving any reasons. However, the ASX Listing Rules substantially restrict when the Westpac Directors may refuse to register a transfer.

Unless otherwise required by law, Westpac is not required to recognise any interest in Ordinary Shares apart from that of registered Ordinary Shareholders.

Where two or more persons are registered as joint Ordinary Shareholders, they are taken to hold the Ordinary Shares as joint tenants with rights of survivorship.

Westpac is not required to register more than three persons as joint Ordinary Shareholders of an Ordinary Share or issue more than one share certificate or holding statement for Ordinary Shares jointly held.

Restrictions apply in respect of persons who become entitled to Ordinary Shares by reason of an Ordinary Shareholder's death, bankruptcy or mental incapacity.

7.2.2 Profits and dividends

Ordinary Shareholders are entitled to receive such dividends on Ordinary Shares as may be declared by the Westpac Directors. Dividends determined by the Westpac Directors are payable to Ordinary Shareholders in proportion to the amounts paid on the Ordinary Shares that they hold.

Dividends are only payable out of Westpac's net profit. Westpac is restricted from declaring and/or paying dividends if:

- the payment of the dividend would breach or cause a breach by Westpac of applicable capital adequacy or other supervisory requirements of APRA. Currently, one such requirement is that the aggregate amount of dividend payments on Ordinary Shares must not exceed after-tax earnings after taking into account any payments on more senior capital instruments in the financial year to which they relate;
- Westpac is directed by APRA not to pay a dividend under the Banking Act 1959 (Cth); or
- the declaration or payment of the dividend would result in Westpac becoming insolvent.

Dividends that are paid, but not claimed, may be invested by Westpac for the benefit of Westpac until required to be dealt with under any law relating to unclaimed monies.

7.2.3 Winding-up of Westpac

Subject to the preferential entitlement (if any) of preference shareholders (including Preference Shareholders), Ordinary Shareholders are entitled to share equally in any surplus assets if Westpac is wound up.

7.2.4 Meetings and voting rights

Ordinary Shareholders are entitled to receive notice of, attend and vote at general meetings of Westpac. Each Ordinary Shareholder present at a general meeting (whether in person or by proxy or representative) is entitled to one vote on a show of hands or, on a poll, one vote for each Ordinary Share held.

7.2.5 Issue of further Ordinary Shares

The Westpac Directors control the issue of Ordinary Shares. Subject to the Corporations Act, the Westpac Directors may issue further Ordinary Shares, and grant options and pre-emptive rights over Ordinary Shares, on terms as they think fit.

7.3 Summary of the Note Deed Poll

7.3.1 General

Westpac NY executed a deed poll ("Note Deed Poll") on 20 February 2009 for the benefit of Noteholders from time to time. The Note Deed Poll is the instrument under which the Notes are constituted, and contains the terms of issue of the Notes ("Note Terms"). Westpac NY agrees to be bound by its obligations under the Note Terms. Each Noteholder may enforce its rights under the Note Deed Poll, unless Westpac NY appoints a trustee – see Section 7.3.3. Each Noteholder is also bound by the terms of the Note Deed Poll (including the Note Terms).

7.3.2 Registry

Under the Note Deed Poll, Westpac NY will ensure that the Registry will maintain the Register of Noteholders and will enter Noteholders in that register from time to time.

7.3.3 Establishment of trust

Westpac NY may establish a trust and appoint a trustee to act as trustee for the benefit of Noteholders if Westpac NY is required to do so by law, or if Westpac so determines in its absolute discretion. If Westpac NY appoints a trustee, it will hold the benefit of any deed under which it is appointed and the right to enforce Westpac NY's obligations under the Note Terms and the trust deed in trust for the Noteholders.

7.3.4 Meetings of Noteholders

Westpac may at any time convene a meeting of Noteholders. Additionally, one or more Noteholders who hold not less than 25% of the aggregate Issue Price of all Notes on issue can direct Westpac to, and Westpac must, convene a meeting of Noteholders where the purpose of the meeting is to consider Westpac's failure to remedy any breach of the Note Terms.

Noteholders must be given at least 21 days prior notice of a meeting of Noteholders, unless otherwise agreed in writing by a majority of Noteholders. Where Westpac is directed to convene a meeting of Noteholders by one or more Noteholders who hold not less than 25% of the aggregate Issue Price of all Notes on issue, Westpac must give the notice within 30 days of receipt of the requisition.

The chairperson of a meeting of Noteholders shall be a person nominated by Westpac. A quorum shall be present at a meeting of Noteholders if two or more Noteholders entitled to vote and holding more than 25% of the aggregate Issue Price of all Notes on issue are present in person or by proxy, attorney or corporate representative. If a quorum is not present, the meeting will be adjourned. At any adjourned meeting, a quorum will be achieved if two or more Noteholders entitled to vote and holding more than 5% of the aggregate Issue Price of all Notes on issue at the time are present in person or by proxy, attorney or corporate representative.

Any resolution other than a Special Resolution of Noteholders will be passed in writing if signed by Noteholders who hold more than 50% of the aggregate Issue Price of the Notes on issue or at a meeting of Noteholders if voted for by more than 50% of the votes cast. A Special Resolution of Noteholders will be passed in writing if signed by Noteholders who hold at least 75% of the aggregate Issue Price of the Notes on issue, or at a meeting of Noteholders if voted for by at least 75% of the votes cast.

Noteholders may, by Special Resolution:

- authorise Westpac to take or refrain from taking any action that may be taken by Westpac under any express or implied power or authority howsoever confirmed;
- sanction the release of Westpac from any obligation under the Note Terms either unconditionally or subject to any conditions specified in the Special Resolution;
- sanction any modification or compromise or arrangement in respect of the rights of Noteholders against Westpac;
- authorise Westpac to sanction on behalf of all the Noteholders any scheme of arrangement in respect of Westpac;
- authorise Westpac to accept on behalf of Noteholders any other property or securities instead of any part of the Noteholders' rights and in particular any debt securities of Westpac;
- give a release or waiver in respect of any breach or default by Westpac; and

- give any sanction, direction or consent which is required by Special Resolution under the Note Deed Poll.

A resolution passed by Noteholders in accordance with the terms of the Note Deed Poll shall be binding on all Noteholders, whether or not present at a meeting of Noteholders and whether or not they voted for or against the resolution.

Westpac is not bound by any resolution of Noteholders unless it agrees to be bound.

7.4 Summary of the Offer Management Agreement

Westpac, the Initial Purchaser and the Joint Lead Managers entered into the Offer Management Agreement ("OMA") on 20 February 2009. Under the OMA Westpac has appointed Westpac, Citi, Deutsche Bank, Goldman Sachs JBWere, Macquarie, nabCapital and UBS as the joint lead managers and bookrunners for the Offer.

Under the OMA, the Joint Lead Managers agree to conduct the Bookbuild principally on the basis of this Prospectus for the purpose, among other things, of setting the Margin and determining the firm Allocations to Syndicate Brokers and Institutional Investors.

The OMA contains various representations and warranties, and imposes various obligations on Westpac, including representations, warranties and obligations to ensure that this Prospectus complies with the Corporations Act and any other applicable laws, and to conduct the Offer under the agreed timetable, ASX Listing Rules, Prospectus and all other applicable laws.

The OMA provides that Westpac may not, without the Joint Lead Managers' consent, make, agree to make or announce any issues of hybrids or preference securities in Australia before the Issue Date where those hybrids or preference securities represent Tier 1 Capital.

Westpac has agreed to indemnify the Joint Lead Managers and parties affiliated with each against claims, demands, damages, losses, costs, expenses and liabilities in connection with the Offer, other than where these result from any fraud, recklessness, wilful misconduct or negligence of the indemnified parties.

7.4.1 Settlement support

On completion of the Bookbuild, the Joint Lead Managers have agreed to provide settlement support for the number of Westpac SPS II allocated to Syndicate Brokers and Institutional Investors under the Bookbuild. Under the OMA, as part of that settlement support, the Joint Lead Managers will pay to Westpac, or procure payment to Westpac of, the aggregate proceeds raised from Syndicate Brokers and Institutional Investors under the Bookbuild (other than any Application Payment being paid directly from the redemption proceeds of St.George Hybrids being reinvested in Westpac SPS II) by the Issue Date.

7.4.2 Fees

Under the OMA, Westpac will pay:

- Macquarie an arranger fee of up to $0.9 million;
- the Joint Lead Managers in equal proportions:
  - a bookrunning fee of 0.60% of the amount which is the lesser of the total proceeds of the Offer and $1,000 million;
  - a broker firm selling fee of 1.00% of the proceeds raised from Syndicate Brokers (other than the total of the JLM Broker Firm Amounts) through the Bookbuild;
  - an institutional selling fee of 0.50% of the proceeds raised from Institutional Investors through the Bookbuild; and
- each Joint Lead Manager a broker firm selling fee of 1.00% of the proceeds raised from that Joint Lead Manager's JLM Broker Firm Amount through the Bookbuild.

The Joint Lead Managers are responsible for paying all selling fees and other commissions payable by the Joint Lead Managers to Syndicate Brokers.

7.4.3 Termination

Any/each Joint Lead Manager may terminate its obligations under the OMA on the occurrence of a number of customary termination events, including (among others):

- downgrade or withdrawal of the credit rating or provisional credit rating assigned to Westpac or Westpac SPS II set out in this Prospectus as at 20 February 2009 or that credit rating is placed on credit watch negative;
- either the All Ordinaries Index of ASX or the S&P ASX 200:
  i. closes on two consecutive Business Days at a level that is 15.0% or more below its closing level on the last market close prior to the execution of the OMA (Starting Level);

ii. closes on the Business Day before the Issue Date at a level which is 15.0% or more below the Starting Level; or
iii. is at any time at a level which is 20.0% or more below the Starting Level;

- ASIC issues a stop order in relation to the Offer;
- ASX refuses to quote Westpac SPS II on ASX;
- a supplementary prospectus is required under section 719 of the Corporations Act;
- any person withdraws their consent to be named in this Prospectus;
- certain breaches of the Offer Management Agreement;
- Westpac withdraws this Prospectus or the Offer;
- trading of Ordinary Shares, Westpac TPS or Westpac SPS is halted or quotation of Ordinary Shares, Westpac TPS or Westpac SPS is suspended for a certain period of time;
- unauthorised alterations to Westpac's share capital or certain transaction documents; and
- a material adverse change in the position or prospects of members of the Westpac Group.

Certain of these events will only give rise to a right to terminate if the Joint Lead Manager reasonably believes that the event is likely to have a material adverse effect on the Offer. If this occurs, the Joint Lead Manager who terminates (or each Joint Lead Manager) will no longer be a lead manager or bookrunner and will not be obliged to conduct the Bookbuild or provide settlement support for the Bookbuild.

Under the OMA, if one Joint Lead Manager terminates, the other Joint Lead Managers must give notice in writing to Westpac and each of the terminating Joint Lead Managers stating whether it will also terminate or whether it will assume the obligations of the terminating Joint Lead Manager(s). In addition, if any Joint Lead Manager terminates its obligations under the OMA, then the obligations of the Syndicate Brokers or Institutional Investors under the Bookbuild may, by the terms of the invitation to participate in the Bookbuild, terminate.

7.4.4 Transfer of Westpac SPS II

Under the OMA, the Initial Purchaser will transfer Westpac SPS II to successful Applicants in accordance with their Allocation immediately following the issue of Westpac SPS II to the Initial Purchaser in accordance with the Subscription Agreement – see Section 7.5.

7.5 Summary of the Subscription Agreement

Westpac (acting through its head office and through Westpac NY) and the Initial Purchaser entered into a Subscription Agreement on 20 February 2009.

Under that agreement, the Initial Purchaser agrees to subscribe for all Notes successfully applied for under the Offer by paying, or directing payment of, the aggregate Issue Price of those Notes to Westpac NY. Westpac NY agrees to issue the Notes to the Initial Purchaser.

Following completion of the issue of the Notes to the Initial Purchaser, the Initial Purchaser agrees to irrevocably offer to Westpac to assign the Notes, and all right, title and interest in the Notes, to the Assignee upon the occurrence of an Assignment Event. In consideration of that offer, Westpac agrees to issue an equal number of Preference Shares to the Initial Purchaser.

The offer by Westpac to issue the Notes and the Preference Shares to the Initial Purchaser is made under this Prospectus with any issuance to take place on the Issue Date.

The obligations of the parties under the Subscription Agreement are subject to conditions precedent that the OMA has not been terminated by all Joint Lead Managers and that Westpac has complied with its obligation to give a certificate regarding Westpac's compliance with the OMA – see Section 7.4.

8 Additional information

YOU SHOULD BE AWARE OF A NUMBER OF OTHER MATTERS THAT MAY NOT HAVE BEEN ADDRESSED IN DETAIL ELSEWHERE IN THIS PROSPECTUS

These include the availability of certain relevant documents for inspection, the consents of experts whose statements have been included in this Prospectus and the concessions that regulators have granted to Westpac in respect of the Offer

Additional information

8.1 Restrictions on ownership for Westpac

The Financial Sector (Shareholdings) Act 1988 (Cth) restricts the aggregate voting power of a person and their associates in an Australian bank to 15%. A shareholder may apply to the Treasurer of the Commonwealth of Australia to extend its stake beyond 15%, however approval cannot be granted unless the Treasurer is satisfied that it is in the national interest to approve a holding of greater than 15%.

Acquisitions of interests in shares in Australian companies by foreign persons are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975 (Cth) in certain circumstances. Potential investors should consult their professional advisers to determine whether the Foreign Acquisitions and Takeovers Act may affect their holding of Westpac SPS II or ownership of Preference Shares or Ordinary Shares.

8.2 Information, disclosure and availability

8.2.1 Reporting and disclosure obligations

Westpac is a disclosing entity for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require that Westpac:

- prepare both yearly and half-yearly financial statements and a report on the operations of Westpac during the relevant accounting period together with an audit or review report by its auditor; and
- notify ASX immediately of any information concerning Westpac of which it becomes aware and which a reasonable person would expect to have a material effect on the price or value of Westpac's securities unless exceptions from disclosure apply under ASX Listing Rules.

Copies of these documents and other documents lodged with ASIC by Westpac may be obtained from, or inspected at, an ASIC office.

8.2.2 Accessing information about Westpac

Westpac will provide a copy of any of the following documents free of charge to any person who requests a copy during the Offer Period in relation to this Prospectus:

- the financial statements of Westpac for the year ended 30 September 2008 (being the most recent annual financial report lodged with ASIC before the lodgement of this Prospectus);
- any document or financial statement lodged by Westpac with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgement of the annual financial report and before the lodgement of the Prospectus;
- Westpac's Constitution; and
- the Note Deed Poll (including the Note Terms).

Copies of the above documents may be obtained in person or in writing from Westpac at:

Westpac Group Secretariat
Level 20
275 Kent Street
Sydney NSW 2000

8.3 Consents

Each director of Westpac has given, and has not withdrawn, their consent to the lodgement of this Prospectus with ASIC.

Each of the parties (referred to as Consenting Parties) who are named below:

- has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in the fourth point below;
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus, other than the reference to its name and/or any statement or report included in this Prospectus with the consent of that Consenting Party;
- has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named; and
- in the case of Allens Arthur Robinson, has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to the

inclusion of the Taxation Letter in the form and context in which it appears in this Prospectus.

Role	Consenting parties
Arranger	Macquarie
Joint Lead Managers	Citi Deutsche Bank Goldman Sachs JBWere Macquarie nabCapital UBS
Legal adviser to the Offer	Gilbert + Tobin
Tax adviser to the Offer	Allens Arthur Robinson
Auditors	PricewaterhouseCoopers
Registry	Link Market Services Limited

8.4 Interests of advisers

Macquarie has acted as arranger and a Joint Lead Manager, in respect of which it will receive the fees set out in Section 7.4.2. The remaining Joint Lead Managers will receive fees, as also set out in Section 7.4.2.

Gilbert + Tobin has acted as legal adviser to Westpac in relation to the Offer. In respect of this work, Westpac estimates that it will pay to Gilbert + Tobin approximately $400,000 (excluding disbursements and GST) in its role as legal adviser. Further amounts in relation to the Offer may be paid to Gilbert + Tobin under its normal time-based charges.

Allens Arthur Robinson has acted as taxation adviser in relation to the Offer and has prepared the Taxation Letter in Section 6. In respect of this work, Westpac estimates it will pay to Allens Arthur Robinson approximately $230,000 (excluding disbursements and GST) in its role as taxation adviser. Further amounts in relation to the Offer may be paid to Allens Arthur Robinson under its normal time-based charges.

PricewaterhouseCoopers has acted as the auditor for Westpac and performed specific due diligence and verification procedures in relation to the financial information contained in this Prospectus. Westpac estimates that it will pay approximately $135,000 (excluding disbursements and GST) to PricewaterhouseCoopers. Further amounts in relation to the Offer may be paid to PricewaterhouseCoopers under its normal time-based charges.

Other than as set out in this Prospectus:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; and
- no promoter or underwriter of the Offer or financial services licensee named in this Prospectus as a financial services licensee involved in the Offer,

holds at the date of this Prospectus, or has held in the two years before that date, an interest in:

- the formation or promotion of Westpac;
- the Offer; or
- any property acquired or proposed to be acquired by Westpac in connection with its formation or promotion or with the Offer.

Other than as set out in this Prospectus, no such person has been paid or agreed to be paid any amount, nor has any benefit been given or agreed to be given to any such persons for services provided by them, in connection with the formation or promotion of Westpac or with the Offer.

8.5 Interests of the directors of Westpac

Securityholdings of Westpac directors as at 24 February 2009

	Westpac Ordinary Shares		St.George CPS II
Director	Direct	Indirect	
Ted Evans	7,768	9,612	Nil
Gail Kelly	551,693 720,556 (options) 202,021 (rights)	1,243,190	Nil
Elizabeth Bryan	16,532	Nil	Nil
Gordon Cairns	6,254	10,784	Nil
Carolyn Hewson	15,324	Nil	Nil
Peter Wilson	13,196	Nil	Nil
Lindsay Maxsted	5,278	Nil	Nil
John Curtis	1,170	51,967 19,650 (self funding Instalment Warrants)	Nil
Peter Hawkins	5,949	9,269	2,000 (indirect)
Graham Reaney	19,135	56,226	Nil

Note:
None of the directors of Westpac hold interests in any of Westpac SPS, Westpac TPS, St.George SPS or St.George CPS.

Other than as set out above, no director of Westpac holds, at the date of this Prospectus, or has held in the two years before that date, an interest in:

- the formation or promotion of Westpac;
- the Offer; or
- any property acquired or proposed to be acquired by Westpac in connection with its formation or promotion or the Offer.

No director has been paid or agreed to be paid any amount (whether in cash or in shares or otherwise), nor has any benefit been given or agreed to be given to any director to induce them to become or qualify them as a director, or for services provided by them in connection with the formation or promotion of Westpac or with the Offer.

8.6 Westpac legal proceedings

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of Westpac's likely loss has been made on a case-by-case basis for the purposes of Westpac's 30 September 2008 annual financial statements and specific provisions have been made where appropriate within the credit litigation provision.

8.6.1 Bell Group of companies

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings have been brought by the liquidators of several Bell Group companies and seek to challenge the defendant banks' entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. A lengthy judgment was delivered on 28 October 2008 in which it has been found that each of the liquidators and the banks have been partially successful. The ultimate financial impact for Westpac will depend on further analysis of the judgment and on its implications for a range of creditors (including the banks) and the actual Court orders when they are made.

8.6.2 New Zealand Commerce Commission

The New Zealand Commerce Commission's proceedings against Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of the Westpac Group) are ongoing. Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards are also defendants. The proceedings allege that the setting of interchange rates and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986. The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties.

In addition, similar proceedings issued by a number of New Zealand retailers against the same defendants are ongoing. These proceedings also seek to declare the conduct illegal and an enquiry into damages. Damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above. Westpac is considering its position in relation to both proceedings and at this stage does not consider it necessary to raise a provision in relation to this matter.

8.6.3 New Zealand Inland Revenue Department

The New Zealand Inland Revenue Department ("NZIRD") has reviewed a number of structured finance transactions undertaken in New Zealand. Following the review, the NZIRD issued amended assessments for the 1999 to 2005 tax years in relation to nine transactions undertaken between 1999 and 2002. The overall primary tax in dispute is approximately NZ$588 million (A$493 million). With interest (net of tax) this increases to approximately NZ$882 million (A$739 million) (calculated to 30 September 2008).

Proceedings disputing all amended assessments have been commenced. Westpac is confident that the tax treatment applied in all cases is correct and accordingly has not raised a provision. A ruling was sought from the NZIRD on an early transaction in 1999. Following extensive review by the NZIRD, the ruling was issued in 2001. The principles underlying that ruling are applicable to, and have been followed in, all other transactions.

There are no further transactions or tax years subject to the review (other than the transaction in relation to which Westpac received the binding ruling).

8.7 ASIC relief

ASIC has issued a declaration that Westpac is taken to be the offeror of Westpac SPS II in respect of both their issue to the Initial Purchaser, and their subsequent sale by the Initial Purchaser to investors,

under this Prospectus. Consequently, ASIC has granted the Initial Purchaser an exemption from any liability which could arise pursuant to sections 728 and 729(1) of the Corporations Act.

ASIC has also issued a declaration that, despite the issue of an order under section 340 of the Corporations Act, Ordinary Shares qualify as continuously quoted securities for the purposes of the Corporations Act.

8.8 ASX waivers and approvals

ASX has indicated that:

- the terms of Westpac SPS II are appropriate and equitable for the purposes of Listing Rule 6.1;
- Westpac SPS II comply with Listing Rule 6.5;
- the terms of Westpac SPS II, which provide that Dividends are not payable while the Preference Shares are Stapled to the Notes, do not amount to a removal or change in dividend rights under Listing Rule 6.10;
- Listing Rule 6.12, regarding divestments of securities, does not apply to Conversion, Redemption or Transfer of the Preference Shares;
- Listing Rule 7.1 will be applied as if Westpac SPS II were the number of Ordinary Shares into which they would Convert based on the market price at the close of trade on the trading day prior to the date of this Prospectus;
- any Ordinary Shares issued upon Conversion would be treated as if they were issued under an exception in Listing Rule 7.2; and
- the Preference Shares will continue to be quoted on ASX following Unstapling, subject to compliance with the requirements of other Listing Rules.

ASX has indicated that it will grant waivers from:

- Listing Rule 6.3.2A, to the extent necessary due to Preference Shareholders not being entitled to vote on a resolution to approve a buy-back agreement for the purposes of a Redemption;
- Listing Rule 8.10, to the extent necessary to enable Westpac to refuse to register a transfer of a Preference Share or Note where it is not accompanied by a transfer to the same transferee of the Note or Preference Share (as applicable) to which it is Stapled; and
- Listing Rule 10.11, to permit directors and their associates collectively to participate in the Offer without the approval of holders of Ordinary Shares, on the condition that the directors (and their associates) are restricted to applying for in aggregate no more than 0.20% of Westpac SPS II Allotted, and no more than 0.02% individually.

8.9 Foreign selling restrictions

8.9.1 Other foreign jurisdictions

The distribution of this Prospectus (including an electronic copy) in jurisdictions outside Australia may be restricted by law. If you come into possession of this Prospectus in jurisdictions outside Australia, then you should seek advice on, and observe, any such restrictions. If you fail to comply with such restrictions, that failure may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify Westpac SPS II or the Offer or to otherwise permit a public offering of Westpac SPS II in any jurisdiction outside Australia.

8.9.2 United States

This Prospectus does not constitute an offer of any Westpac SPS II in the United States or to any US Person.

Westpac SPS II have not been, and will not be, registered under the US Securities Act. Therefore, Westpac SPS II may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, US Persons except in accordance with an available exemption from the registration requirements of the US Securities Act. Each person submitting an Application Form or otherwise purchasing Westpac SPS II under the Offer will be deemed to have:

1. acknowledged that Westpac SPS II have not been, and will not be, registered under the US Securities Act, and may not be offered, sold or resold in the United States or to, or for the account or benefit of, a US Person except in accordance with an available exemption from the registration requirements of the US Securities Act; and
2. represented, warranted and agreed as follows:

A. it is not in the United States or a US Person and is not acting for the account or benefit of a US Person;

B. it is not engaged in the business of distributing Westpac SPS II, or, if it is, it will not offer, sell or resell in the United States or to any US Person any Westpac SPS II it acquires:

   a) under or according to the Offer; or

   b) other than under or according to the Offer until the end of 40 days after the date on which Westpac SPS II are Allocated under the Offer (other than by way of ordinary brokerage transactions on ASX where neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the United States);

C. if it is entitled to receive any fees or commission in connection with any purchase of Westpac SPS II to which the Application or bid relates, it will not directly or indirectly pay or re-allow any portion of such fee or commission to any other person; and

D. it

   a) is not a United States Person and

   b) either is the beneficial owner of the Westpac SPS II or is holding the Westpac SPS II on behalf of a person who is not a United States Person.

Any person who is in the United States, is a US Person or does not make the representation and warranty set out above is not entitled to acquire any Westpac SPS II.

Until 40 days after the date on which Westpac SPS II are Allocated under the Offer, an offer or sale of Westpac SPS II in the United States or to any US Person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the US Securities Act. Terms used in this Section 8.9.2 have the meanings given to them by Regulation S under the US Securities Act, except that the term "not a United States Person" means a person who is not a United States Person for US federal income tax purposes.

8.9.3 New Zealand

This Prospectus has not been and will not be registered in New Zealand. Westpac SPS II may not be offered or sold directly or indirectly in New Zealand, other than to persons:

- whose principal business is the investment of money; or
- who in the course of and for the purposes of their business habitually invest money; and
- in each case in circumstances which do not constitute an offer to the public within the meaning of section 3(2) of the New Zealand Securities Act 1978.

8.10 Acknowledgment and privacy statement

By completing an Application Form and submitting an Application you acknowledge that you have read this Prospectus.

Applicants will be asked to provide personal information to Westpac (directly or via the Registry). Westpac (and the Registry on its behalf) collects, holds and uses that personal information in order to assess your Application, service your needs as a Holder, provide facilities and services that Applicants request, and carry out appropriate administration.

Company and tax law and laws relating to anti-money laundering or counter-terrorism require some of the information to be collected. If you do not provide the information requested, your Application may not be able to be processed efficiently, if at all.

Access to the information may be provided to the Westpac Group and to Westpac's agents and service providers on the basis that they deal with such information in accordance with Westpac's privacy policy. Access to the information may also be provided as required or allowed by law, including to ASIC and the Australian Taxation Office, and in order for Westpac to comply with its obligations under any law relating to money laundering or counter-terrorism.

Under the Privacy Act 1988 (Cth), an Applicant may request access to their personal information held by (or on behalf of) Westpac. An Applicant can request access to their personal information by telephoning or writing to the privacy officer of the Registry.

More information about the way Westpac handles personal information is in the Westpac privacy policy, a copy of which can be obtained by visiting **www.westpac.com.au**

8.11 Financial services disclosure

Westpac, its affiliates and employees will not receive any remuneration, commission or other benefit in relation to any general financial product advice contained in this Prospectus, although Westpac will receive an amount equal to the total Offer proceeds, less the costs of the Offer – see Section 7.4 as to those costs. Westpac will receive fees in its capacity as Joint Lead Manager– see Section 7.4.2.

Appendix A Glossary

Appendix A – Glossary

Defined terms in this glossary and in clause 13.1 of the Preference Share Terms and clause 12.1 of the Note Terms are used throughout this Prospectus and the attached or accompanying Application Forms.

90 day Bank Bill Rate	has the meaning given to Bank Bill Rate in the Preference Share Terms and the Note Terms
ABN	Australian Business Number
ACN	Australian Company Number
Acquisition Event	has the meaning given in the Preference Share Terms
AFSL	Australian Financial Services Licence
AFSL No.	AFSL number
A-IFRS	Australian equivalents of IFRS
Allocation	the number of Westpac SPS II allocated under the Offer to: ■ Eligible St.George Hybrid Holders at the end of the Offer Period; ■ Eligible Former SAINTS Holders at the end of the Offer Period; ■ Eligible Securityholders at the end of the Offer Period; and ■ Syndicate Brokers and Institutional Investors under the Bookbuild **Allocate** and **Allocated** have the corresponding meanings
Allotment	the issue of Westpac SPS II to the Initial Purchaser and subsequent transfer to successful Applicants on the Issue Date under their Allocation **Allotted** and **Allot** have the corresponding meanings
Applicant	a person who submits an Application in accordance with this Prospectus
Application	a valid application made under this Prospectus by using an applicable Application Form to apply for Westpac SPS II
Application Form or **Application Forms**	the application form (the Reinvestment Application Form, the SAINTS Application Form, the Securityholder Application Form or the Broker Firm Application Form) attached to or accompanying this Prospectus upon which an Application may be made
Application Payment	the monies payable on Application, calculated as the number of Westpac SPS II applied, or taken to have applied for, multiplied by the issue price
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
Assignee	has the meaning given in the Note Terms
Assignment Event	has the meaning given in the Note Terms
Assignment Event Date	has the meaning given in the Note Terms
ASTC	ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASX	ASX Limited (ABN 98 008 624 691) or the financial market operated by ASX Limited, as the context requires
ASX Listing Rules	the listing rules of ASX with any modification or waivers which ASX may grant to Westpac

Bookbuild	the process conducted by the Joint Lead Managers as agents for Westpac to determine the Margin and firm Allocations of Westpac SPS II to Syndicate Brokers and Institutional Investors – see Section 3.4.1
Broker Firm Applicant	an Applicant under the Broker Firm Offer
Broker Firm Application Form	the Application Form attached to or accompanying this Prospectus upon which a Broker Firm Application can be made
Broker Firm Offer	the invitation made to Australian resident retail clients of the Syndicate Brokers to apply for a broker firm Allocation from the relevant Syndicate Broker under this Prospectus
Business Day	a business day as defined in the ASX Listing Rules
Capital Securities	has the meaning given in the Preference Share Terms and the Note Terms
CHESS	Clearing House Electronic Subregister System operated by ASTC
Citi	Citigroup Global Markets Australia Pty Limited (ABN 64 003 114 832)
Closing Date	the last day on which Applications will be accepted, expected to be:[1] ■ 5.00pm (Sydney Time) on 23 March 2009 for the Reinvestment Offer, SAINTS Offer and Securityholder Offer and for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds; and ■ 10.00am (Sydney Time) on 27 March 2009 for the Broker Firm Offer, except for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds
Consenting Party	each of the consenting parties named in Section 8.3
Conversion	has the meaning given in the Preference Share Terms **Convert**, **Converted** and **Convertible** have the corresponding meaning
Conversion Conditions	has the meaning given in the Preference Share Terms
Conversion Date	has the meaning given in the Preference Share Terms
Conversion Discount	has the meaning given in the Preference Share Terms
Conversion Number	has the meaning given in the Preference Share Terms
Corporations Act	Corporations Act 2001 (Cth)
Deutsche Bank	Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162)
Distributable Profits	has the meaning given in the Preference Share Terms and Note Terms
Distribution	a distribution on Westpac SPS II of Interest or Dividends (and, except in Section 1.3.5, includes any Gross-Up Amount)
Distribution Payment Date	an Interest Payment Date or Dividend Payment Date as applicable
Distribution Payment Test	is described in Section 1.3.10
Distribution Period	has the meaning given to N in clause 3.1 of the Note Terms
Distribution Rate	the distribution rate on Westpac SPS II calculated using the formula in clause 3.2 of the Preference Share Terms and clause 3.1 of the Note Terms

Note:
1. Westpac and the Joint Lead Managers may agree to extend the Offer Period, to close the Offer early without notice, or to withdraw the Offer at any time before Westpac SPS II are issued.

Dividend	has the meaning given in the Preference Share Terms
Dividend and Capital Stopper	has the meaning given in Section 1.3.14
Dividend Payment Date	has the meaning given in the Preference Share Terms
Dividend Period	has the meaning given in N in clause 3.2 of the Preference Share Terms
Early Conversion/Redemption Notice	has the meaning given in the Preference Share Terms
Early Transfer Notice	has the meaning given in clause 5.2 of the Preference Share Terms
Eligible Former SAINTS Holder	a former registered holder of SAINTS who was shown on the Register at any time on 1 December 2008 to have a registered address in Australia
Eligible Securityholder	a registered holder of Westpac Ordinary Shares, Westpac SPS or Westpac TPS at 7.00pm (Sydney Time) on 13 February 2009 who is shown on the Register to have a registered address in Australia
Eligible St.George Hybrid Holder	a registered holder of one or more St.George Hybrids who is shown on the Register on or after 20 February 2009 to have a registered address in Australia
Exchange Date	31 March 2009 or such other date as is determined by St.George
Exchange Notice	the notice to St.George Hybrid Holders in relation to the redemption of the St.George Hybrids
Equal Ranking Capital Securities	has the meaning given in the Preference Share Terms and the Note Terms
Event of Default	has the meaning given in the Note Terms
Exposure Period	the 7 day period commencing on the day after the Original Prospectus was lodged with ASIC (ASIC may extend the period by a further 7 days)
Face Value	$100
First Conversion Condition	has the meaning given in clause 4.2(a)(i) of the Preference Share Terms
Former SAINTS Holder	a person whose name was registered as a holder of SAINTS at any time on 1 December 2008
Franking Rate	has the meaning given in the Preference Share Terms and Note Terms
Goldman Sachs JBWere	Goldman Sachs JBWere Pty Limited (ABN 21 006 797 897)
Gross-Up Amount	has the meaning given in the Preference Share Terms and Note Terms
GST	Goods and Services Tax

Guaranteed Allocation	means: ■ in relation to an Eligible St.George Hybrid Holder that holder's right to be Allocated the number of Westpac SPS II applied for, or taken to have been applied for, in accordance with and subject to this Prospectus, up to the number of St.George Hybrids held on the Exchange Date; and ■ in relation to an Eligible Former SAINTS Holder that holder's right to be Allocated the number of Westpac SPS II applied for, or taken to have been applied for, in accordance with and subject to this Prospectus, up to the number of SAINTS held on 1 December 2008 subject to the terms of this Prospectus and receipt of a SAINTS Application Form and Application Payment for the relevant number of Westpac SPS II
HIN	holder identification number
Holder	a registered holder of Westpac SPS II, or following an Assignment Event, Preference Shares
Holding Statement	a statement issued to Holders by the Registry which sets out details of Westpac SPS II Allotted to them under the Offer
IFRS	International Financial Reporting Standards
Initial Mandatory Conversion Date	30 September 2014
Initial Purchaser	Macquarie Group Holdings New Zealand Limited
Innovative Residual Tier 1 Capital	innovative Residual Tier 1 Capital as described by APRA
Institutional Investor	an investor to whom offers of securities can be made without the need for a Prospectus (or other formality, other than a formality which Westpac is willing to comply with), including in Australia, persons to whom offers of securities can be made without the need for a lodged Prospectus under Chapter 6D of the Corporations Act
Institutional Offer	the invitation to certain Institutional Investors to bid for Westpac SPS II in the Bookbuild
Interest	has the meaning given in the Note Terms
Interest Payment Date	has the meaning given in the Note Terms
Issue Credit Rating	a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program
Issue Date	the date Westpac SPS II are issued, expected to be 31 March 2009
Issue Date VWAP	has the meaning given in Section 1.7.4
Issue Price	$100 per Westpac SPS II
JLM Broker Firm Amount	for each Joint Lead Manager, the Issue Price multiplied by the Allocation to that Joint Lead Manager
Joint Lead Managers	each of Westpac, Citi, Deutsche Bank, Goldman Sachs JBWere, Macquarie, nabCapital and UBS
Junior Ranking Capital Securities	has the meaning given in the Preference Share Terms and Note Terms
Level 1 and Level 2	have the meaning given in the Preference Share Terms

Level 1 Distributable Profits	has the meaning given in the Preference Share Terms
Level 2 Distributable Profits	has the meaning given in the Preference Share Terms
Liquidation Sum	in respect of a Preference Share, has the meaning given in the Preference Share Terms to the term "Liquidation Sum", and in respect of a Note, has the meaning given in the Note Terms to the term "Note Liquidation Sum"
Macquarie	Macquarie Capital Advisers Limited (ABN 79 123 199 548)
Mandatory Conversion Date	has the meaning given in the Preference Share Terms
Margin	3.80% per annum
Maximum Conversion Number	has the meaning given in the Preference Share Terms
Merged Group	the Westpac Group after implementation of the Share Scheme
Moody's	Moody's Investors Service Pty Limited (ABN 61 003 399 657)
nabCapital	nabCapital, a division of National Australia Bank Limited (ABN 12 004 044 937)
Nominated Party	has the meaning given in clause 5.1 of the Preference Share Terms
Non-Innovative Residual Tier 1 Capital	non-innovative Residual Tier 1 Capital as described by APRA
Note	an unsecured note issued by Westpac NY under the terms of the Note Deed Poll
Note Deed Poll	a deed poll entered into by Westpac NY which will constitute the Notes and contains the Note Terms
Noteholders	has the meaning given in the Note Terms
Note Terms	the terms of issue of Notes in Appendix C
NZIRD	New Zealand Inland Revenue Department
Offer	the offer of Westpac SPS II under this Prospectus at an Issue Price of $100 each to raise approximately $700 million with the ability to raise more or less
Offer Period	the period from the Opening Date to the Closing Dates
OMA	the Offer Management Agreement entered into between Westpac and the Joint Lead Managers as summarised in Section 7.4
Opening Date	the day the Offer opens, being 2 March 2009
Optional Dividend	has the meaning given in the Preference Share Terms
Ordinary Share or Westpac Ordinary Share	a fully paid ordinary share in the capital of Westpac
Ordinary Shareholder or Westpac Ordinary Shareholder	a registered holder of Ordinary Shares
Original Prospectus	the original prospectus that was lodged with ASIC on 20 February 2009, which has been replaced by the Prospectus
Participating Organisation	has the meaning given to that term in the ASX Listing Rules
Preference Share	a fully paid preference share in the capital of Westpac issued in accordance with the Preference Share Terms

Preference Shareholder	has the meaning given in the Preference Share Terms
Preference Share Terms	the terms of issue set out in Appendix B
Prospectus	this prospectus that was lodged with ASIC on 2 March 2009
Record Date	has the meaning given in the Preference Share Terms and Note Terms (as applicable)
Redeem	has the meaning given in the Preference Share Terms **Redemption**, **Redeemed** and **Redeemable** have the corresponding meaning
Redemption Date	has the meaning given in the Preference Share Terms
Register	either: ■ the official register of Ordinary Shares; ■ the official register of Westpac SPS II (if issued); ■ the official register of Westpac SPS; ■ the official register of Westpac TPS; ■ the official register of St.George Hybrids; or ■ the official register of SAINTS, maintained on the issuer's behalf, including any sub-register established and maintained under CHESS
Register of Noteholders	has the meaning given in the Note Terms
Registry	Link Market Services Limited (ABN 54 083 214 537) or any other registry that Westpac appoints to maintain a register of its securities
Regulatory Event	has the meaning given in the Preference Share Terms
Reinvestment Application Form	the personalised blue Application Form accompanying this Prospectus upon which Eligible St.George Hybrid Holders can make an Application
Reinvestment Offer	the invitation to Eligible St.George Hybrid Holders to apply for Westpac SPS II under this Prospectus
Reinvestment Offer Applicant	an Applicant under the Reinvestment Offer
Residual Tier 1 Capital	Residual Tier 1 Capital as defined by APRA
Risk Weighted Assets	risk weighted assets as defined by APRA
SAINTS	the 3,500,000 Subordinated Adjustable Income Non-refundable Tier 1 Securities issued by St.George under a prospectus dated 12 July 2004, acquired by Westpac under the SAINTS Scheme on the Scheme Implementation Date
SAINTS Application Form	the personalised white Application Form (or an on-line version of such form) accompanying this Prospectus upon which an Eligible Former SAINTS Holder can make an Application under the SAINTS Offer
SAINTS Offer	the invitation to Eligible Former SAINTS Holders to apply for Westpac SPS II under this Prospectus
SAINTS Offer Applicant	an Applicant under the SAINTS Offer

SAINTS Scheme	a scheme of arrangement under Part 5.1 of the Corporations Act between St.George and SAINTS holders (other than excluded SAINTS Holders)
Scheme Implementation Date	1 December 2008
Second Conversion Condition	has the meaning given in clause 4.2(a)(ii) of the Preference Share Terms
Securityholder Application Form	the pink Application Form (or an on-line version of such form) accompanying this Prospectus upon which an Eligible Securityholder can make an Application
Securityholder Offer	the invitation to Eligible Securityholders to apply for Westpac SPS II under this Prospectus
Securityholder Offer Applicant	an Applicant under the Securityholder Offer
Senior Creditors	has the meaning given in the Preference Share Terms
Share Scheme	a scheme of arrangement under Part 5.1 of the Corporations Act between St.George and certain St.George Ordinary Shareholders
Special Resolution	has the meaning given in the Preference Share Terms or Note Terms as applicable
SRN	securityholder reference number
Standard & Poor's	Standard & Poor's (Australia) Pty Limited (ABN 62 007 324 852)
Stapled	has the meaning given in the Preference Share Terms
St.George	St.George Bank Limited, a subsidiary of Westpac
St.George CPS	the 3,250,000 Converting Preference Shares issued by St.George under a prospectus dated 16 November 2006
St.George CPS II	the 4,000,000 Converting Preference Shares II issued by St.George under a prospectus dated 19 November 2007
St.George Hybrid Final Dividend	a dividend accrued over the period from (and including) 20 February 2009 to (but excluding) the Exchange Date to be paid by St.George in respect of each St.George Hybrid on the record date, which is expected to be 16 March 2009
St.George Hybrid Holder	a person whose name is registered as a holder of a St.George Hybrid from time to time
St.George Hybrids	a St.George SPS, St.George CPS and / or St.George CPS II
St.George SPS	the 1,500,000 Step-Up Preference Shares issued by St.George under a prospectus dated 8 June 2006
St.George Ordinary Share	a fully paid ordinary share in the capital of St.George
St.George Ordinary Shareholder	a holder of St.George Ordinary Shares
Subscription Agreement	the subscription agreement entered into between Westpac and the Initial Purchaser as summarised in Section 7.5
Successor Holding Company	means a new ultimate holding company of the Westpac Group

Supporting Documentation	the information to be provided by Broker Firm Offer Applicants with any Application for Westpac SPS II comprising: ■ for individual Applicants or individuals making joint Applications, a copy of official photographic identification issued by an Australian government agency which includes the Applicant's date of birth (eg. passport or driver's licence); ■ for Applications made on behalf of a registered Australian company, a copy of the company's certificate of registration; or ■ for Applications made on behalf of a partnership, trust or superannuation fund, a copy of the entity's formation documentation (eg. partnership deed or trust deed) and, where the Broker Firm Offer Applicant is a registered Australian company applying on behalf of a trust or superannuation fund, a copy of the company's certificate of registration
Sydney Time	time in Sydney, New South Wales, Australia
Syndicate Broker	any of the Joint Lead Managers
Tax Event	has the meaning given in the Preference Share Terms
TFN	Tax File Number
Tax Rate	has the meaning given in the Preference Share Terms and the Note Terms
Taxation Letter	the taxation letter from Allens Arthur Robinson dated 27 February 2009 in Section 6
Tier 1 Capital	tier 1 capital as described by APRA
Tier 1 Capital Ratio	Tier 1 Capital divided by Risk Weighted Assets
Tier 2 Capital	tier 2 capital as described by APRA
Total Capital	total capital as described by APRA
TPS 2003	750,000 trust preferred securities issued by Westpac Capital Trust III at US$1,000 each on 13 August 2003
TPS 2004	525,000 trust preferred securities issued by Westpac Capital Trust IV at US$1,000 each on 5 April 2004
Transfer	means a transfer to a Nominated Party in accordance with clause 5 of the Preference Share Terms **Transferred** has a corresponding meaning
Transfer Notice	has the meaning given in clause 5.1 of the Preference Share Terms
UBS	UBS AG, Australia Branch (ABN 47 088 129 613)
Unpaid Distributions	has the meaning given in the Preference Share Terms
Unstapled	has the meaning given in the Preference Share Terms **Unstaple** and **Unstapling** have the corresponding meanings
Upper Tier 2 Capital	has the meaning given in the Preference Share Terms
United States Person	a person who is a United States person for US federal income tax purposes
US Person	has the meaning given in Regulation S of the US Securities Act

US Securities Act	United States Securities Act of 1933, as amended
VWAP	has the meaning given in the Preference Share Terms
Westpac	Westpac Banking Corporation (ABN 33 007 457 141, AFSL No. 233714)
Westpac Group	Westpac and its controlled entities
Westpac's Constitution	the constitution of Westpac
Westpac Directors	some or all of the directors of Westpac, acting as a board
Westpac NY	Westpac's New York branch
Westpac SPS	the 10,362,670 Stapled Preferred Securities issued by Westpac under a prospectus dated 26 June 2008
Westpac SPS II	a Preference Share and Note stapled together, comprising a Westpac Stapled Preferred Security issued under the Offer made under this Prospectus or, if the context requires, a Preference Share following Unstapling
Westpac TPS	the 7,627,375 Westpac Trust Preferred Securities issued by Westpac Funds Management Limited under a product disclosure statement dated 19 May 2006

Appendix B
Preference Share Terms

Appendix B – Preference Share Terms

1. Form, Face Value and issue price

(a) Preference Shares are fully paid, unsecured, perpetual, non-cumulative preference shares in the capital of Westpac. They are issued, and may be Redeemed or Converted by Westpac, on the terms set out in these Preference Share Terms.

(b) Each Preference Share will be issued by Westpac as fully paid at an issue price of $100 (**Face Value**).

(c) The Preference Shares are designated as the "2008 Series II Preference Shares" and comprise a separate class of shares in the capital of Westpac.

(d) Westpac, any Substituted Issuer, each Preference Shareholder and each beneficial owner of any Stapled Security, any Note or any Preference Share agree to treat the Notes and the Preference Shares as equity for United States federal, state and local, income and franchise tax purposes.

2. Stapling

2.1 Stapling

(a) Stapling shall automatically take place immediately after the time that the Initial Purchaser is entered into the Register of Shareholders as the first holder of Preference Shares (the Initial Purchaser having prior to that time been entered into the Register of Noteholders as the first holder of Notes) such that Notes previously issued are linked together with Preference Shares which are on issue on a one to one basis.

(b) While Stapling applies, so far as the law permits, one Note and one Preference Share together comprise one Stapled Security.

(c) While Stapling applies, Westpac must not:

(i) do any act, matter or thing (including registering any transfer of any Note or Preference Share); or

(ii) refrain from doing any act, matter or thing,

if to do so or refrain from doing so (as the case may be) would result directly or indirectly in any Note or Preference Share no longer being Stapled (except as provided in clause 2.2).

2.2 Cessation of Stapling

Once Stapled, all Preference Shares continue to be Stapled to Notes on a one to one basis, and vice versa, until the occurrence of an Assignment Event (for those specified Stapled Securities) in which case each Preference Share and each Note (which comprise those Stapled Securities in relation to which an Assignment Event has occurred) is automatically Unstapled at that time.

2.3 Register

Westpac must ensure that the Register of Shareholders is maintained and that it records the names of the Preference Shareholders, the number of Preference Shares held, the number of Notes held by a Preference Shareholder and any additional information required by the Corporations Act or the ASX Listing Rules. Westpac may maintain the Register of Shareholders jointly with the Register of Noteholders.

2.4 Restriction on transfers

(a) If a Preference Share is Stapled to a Note, no transfer of a Preference Share may occur from a transferor to a transferee without the Note that is Stapled to that Preference Share being also transferred at the same time by the same transferor to the same transferee, and vice versa. Westpac must refuse to register any transfer of such Preference Share which is Stapled to a Note, if that transfer is not accompanied by a transfer of the Note that is Stapled to that Preference Share by the same transferor to the same transferee at the same time.

(b) If a Preference Share is Stapled to a Note, it cannot be transferred or assigned or mortgaged, charged or otherwise encumbered separately from the Note that is Stapled to it, and vice versa.

3. Dividends

3.1 No dividends while Stapled

For so long as a Preference Share is Stapled to a Note, the Preference Shareholder shall not be entitled to receive any dividends from Westpac in respect of the Preference Share.

3.2 Dividends

Upon a Preference Share becoming Unstapled, subject to these Preference Share Terms, the Preference Share entitles the Preference Shareholder on a Record Date to receive on the relevant Dividend Payment Date a dividend (**Dividend**) calculated using the following formula:

$$\textbf{Dividend} = \frac{\textbf{Dividend Rate} \times \textbf{Face Value} \times \textbf{N}}{\textbf{365}}$$

where:

Dividend Rate (expressed as a percentage per annum) is calculated using the following formula:

(90 day Bank Bill Rate + Preference Share Margin) × (1 – Tax Rate)

where:

Bank Bill Rate (expressed as a percentage per annum) means, for each Dividend Period, the average mid-rate for bills of a term of 90 days which average rate is displayed on Reuters page BBSW (or any page that replaces that page) at 10.30am (Sydney time) on, in the case of the first Dividend Period, the Preference Share Issue Date, and in the case of any other Dividend Period, the first Business Day of that Dividend Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed at 10.30am (Sydney time) on that date, the rate specified in good faith by Westpac at or around that time on that date having regard, to the extent possible, to:

(a) the rates otherwise bid and offered for bills of a term of 90 days or for funds of that tenor displayed on Reuters page BBSW (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills of a term of 90 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

Preference Share Margin (expressed as a percentage per annum) is the same as the Note Margin;

Tax Rate (expressed as a decimal) means the Australian corporate tax rate applicable to the franking account of Westpac at the relevant Dividend Payment Date; and

N means in respect of:

(a) the first Dividend Payment Date, the number of days from (but excluding) the preceding Interest Payment Date on or prior to the occurrence of an Assignment Event until (and including) the first Dividend Payment Date or, if no Interest Payment Date has yet occurred, the period from (and including) the Preference Share Issue Date until (and including) the first Dividend Payment Date; and

(b) each subsequent Dividend Payment Date, the number of days from (but excluding) each Dividend Payment Date until (and including) the next Dividend Payment Date,

(each a **Dividend Period**).

3.3 Gross-Up Amount of Dividend not franked to 100%

If any Dividend will not be franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that Part), otherwise than because of any act by, or circumstance affecting, any particular Preference Shareholder, each Preference Share entitles the Preference Shareholder on a Record Date to receive on the relevant Dividend Payment Date an amount (the **Gross-Up Amount**) calculated using the following formula:

Gross-Up Amount = ED – D

where:

$$ED = \frac{D}{1 - [\text{Tax Rate} \times (1 - \text{Franking Rate})]}$$

where:

D means the Dividend entitlement on that Dividend Payment Date as calculated under clause 3.2; and

Franking Rate (expressed as a decimal) means the percentage of Dividend that would carry franking credit benefits (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that Part) applicable to the relevant Dividend entitlement on that Dividend Payment Date.

3.4 Conditions to Dividends and Gross-Up Amounts (and any Optional Dividends)

(a) A Dividend and Gross-Up Amount (and any Optional Dividend) must not be paid to Preference Shareholders if:

(i) the Westpac Directors, in their absolute discretion, have not determined that the Dividend and Gross Up Amount (or Optional Dividend) is payable;

(ii) the amount of the Dividend and Gross-Up Amount (or Optional Dividend) will exceed Distributable Profits, unless APRA otherwise gives its prior written approval; or

(iii) in the case of:

(A) a Dividend and Gross-Up Amount, APRA otherwise objects to the payment; or

(B) an Optional Dividend, APRA has not given its prior written approval to the payment.

(b) Without limiting clause 3.4(a)(i), the Westpac Directors will not determine a Dividend and Gross Up Amount (or Optional Dividend) to be payable if, in their opinion, making the payment would result in Westpac becoming, or being likely to become, insolvent for the purposes of the Corporations Act.

(c) Dividends and Gross-Up Amounts (and Optional Dividends) shall be paid in accordance with clause 9. For the purposes of making any Dividend and Gross-Up Amount (and Optional Dividend) payment in respect of a Preference Shareholder's total holding of Preference Shares, any fraction of a cent will be disregarded.

3.5 Dividends are non-cumulative

Dividends and Gross-Up Amounts are non-cumulative. If all or any part of a Dividend and Gross-Up Amount (or Optional Dividend) is not paid because of the provisions of clause 3.4

or because of any applicable law, Westpac has no liability to pay such Dividend and Gross-Up Amount (or Optional Dividend) to the Preference Shareholder and, notwithstanding Westpac's absolute discretion (subject to APRA's prior written approval) to pay an Optional Dividend under clause 3.6, the Preference Shareholder has no claim (including, without limitation, on the winding up of Westpac) in respect of such non-payment. Non-payment of a Dividend and Gross-Up Amount (or Optional Dividend) because of the provisions of clause 3.4, or because of any applicable law, does not constitute an event of default.

No interest accrues on any unpaid Dividends and Gross-Up Amounts (or Optional Dividends), and the Preference Shareholder has no claim or entitlement in respect of interest on any unpaid Dividends and Gross-Up Amounts (or Optional Dividends).

3.6 Optional Dividend

Upon the Preference Shares becoming Unstapled, if Westpac fails to pay all or any part of a Dividend on the Preference Shares on any Dividend Payment Date or failed to pay any Interest on the Notes in the period before Unstapling occurred, Westpac may, with the prior written approval of APRA, pay a dividend (an **Optional Dividend**) equal to the unpaid amount of the Interest (and Gross-Up Amount as defined in and calculated under the Note Terms, if any) or Dividend (and Gross-Up Amount calculated under these Preference Share Terms) scheduled to have been paid on the Notes and/or the Preference Shares during the 12 months immediately preceding the date on which Westpac pays the Optional Dividend.

3.7 Dividend Payment Dates

Subject to this clause 3, Dividends and Gross-Up Amounts (other than Optional Dividends) are to be paid in arrear on the following dates (each a **Dividend Payment Date**):

(a) provided that the first Dividend Payment Date is not before 30 June 2009 and subject to clause 3.1:

(i) 30 September, 31 December, 31 March and 30 June of each year until (and including) 30 June 2014;

(ii) 30 September 2014 and thereafter, if the Preference Shares have not been Redeemed or Converted, 31 December, 31 March, 30 June and 30 September of each year, commencing from (and including) 31 December 2014 until the Preference Shares are Redeemed or Converted; and

(b) the Redemption Date or the Conversion Date (as the case may be) on which such Preference Shares are Redeemed or Converted, provided that such Redemption Date or Conversion Date is a date that is after the date on which the Preference Shares become Unstapled.

3.8 Record Dates

(a) A Dividend and Gross-Up Amount is only payable on a Dividend Payment Date to those persons registered as Preference Shareholders on the Record Date for that Dividend and Gross-Up Amount.

(b) An Optional Dividend is only payable on the date of payment determined by the Westpac Directors to those persons registered as Preference Shareholders on the Record Date for that Optional Dividend.

3.9 Deductions

Westpac may deduct from any Dividend and Gross-Up Amount or Optional Dividend payable the amount of any withholding or other tax, duty or levy required by law to be deducted or withheld in respect of such amount. If any such deduction or withholding has been made and the amount of the deduction or withholding accounted for by Westpac to the relevant revenue authority and the balance of the Dividend and Gross-Up Amount or Optional Dividend payable has been paid to the relevant Preference Shareholder, then the full amount payable to such Preference Shareholder shall be deemed to have been duly paid and satisfied by Westpac.

Westpac shall pay the full amount required to be deducted or withheld to the relevant revenue authority within the time allowed for such payment without incurring any penalty under the applicable law and shall, if required by any Preference Shareholder, deliver to that Preference Shareholder confirmation of the payment made to the revenue authority without delay after it is received by Westpac.

3.10 Restrictions in the case of non-payment

Subject to clause 3.11, if:

(a) after the Assignment Event Date, for any reason a Dividend and Gross-Up Amount has not been paid in full within 20 Business Days after the relevant Dividend Payment Date; or

(b) in respect of an Interest Payment Date on or before the Assignment Event Date, Interest and Gross-Up Amount (as defined in the Note Terms) scheduled to be paid on a Note was not paid in full within 20 Business Days of the relevant Interest Payment Date;

Westpac must not:

(c) pay any interest, declare or pay any dividends or distributions on any Capital Securities ranking equally with or junior to Preference Shares in respect of those payments; or

(d) redeem, reduce, cancel or acquire for any consideration, any Capital Securities (other than Capital Securities ranking equally with or in priority to Preference Shares for a return of capital in a winding-up of Westpac),

unless:

(e) four consecutive Dividends and Gross-Up Amounts (if any) scheduled to be paid on Preference Shares thereafter have been paid in full;

(f) an Optional Dividend has been paid to all Preference Shareholders equal to the aggregate amount of any Unpaid Distributions which were scheduled to be paid in the 12 months before the date of payment of the Optional Dividend;

(g) all Preference Shares have been Redeemed or Converted; or

(h) a Special Resolution of the Preference Shareholders has been passed approving such action,

and APRA does not otherwise object.

3.11 Restrictions not to apply in certain circumstances

The restrictions in clause 3.10 do not apply to:

(a) pro rata payments on Preference Shares and on Capital Securities ranking equally with Preference Shares in respect of those payments;

(b) repurchases, redemptions or other acquisitions of shares of Westpac in connection with:

(i) any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants of Westpac or any member of the Westpac Group;

(ii) a dividend plan or shareholder share purchase or disposal plan; or

(iii) the issuance of shares of Westpac, or securities convertible into or exercisable for such shares, as consideration in an acquisition transaction entered into prior to the occurrence of the failure to pay a Dividend on the relevant Dividend Payment Date;

(c) an exchange, redemption or conversion of any class or series of Westpac's shares, or any shares of a member of the Westpac Group, for any class or series of Westpac's shares, or of any class or series of Westpac's indebtedness for any class or series of Westpac's shares;

(d) the purchase of fractional interests in shares of Westpac under the conversion or exchange provisions of the shares or the security being converted or exchanged;

(e) any payment or declaration of a dividend in connection with any shareholders' rights plan, or the issuance of rights, shares or other property under any shareholders' rights plan, or the redemption or repurchase of rights pursuant to the plan;

(f) any dividend in the form of shares, warrants, options or other rights where the dividend shares or the shares issuable upon exercise of such warrants, options or other rights are the same class or series of shares as those on which the dividend is being paid or rank equally with or junior to those shares; and

(g) Westpac or any of its controlled entities purchasing shares in Westpac in connection with transactions for the account of customers of Westpac or any of its controlled entities or in connection with the distribution or trading of shares in Westpac in the ordinary course of business.

3.12 Dividends on Preference Shares are preferred

Preference Shareholders are entitled (subject to these Preference Share Terms) to receive Dividends and Gross-Up Amounts:

(a) in priority to holders of Ordinary Shares; and

(b) equally with the holders of Equal Ranking Capital Securities.

4. Conversion or Redemption

4.1 Conversion or Redemption by Preference Shareholders

Preference Shareholders have no right to seek or initiate Conversion or Redemption.

4.2 Conversion Conditions

(a) Where indicated in these terms, Conversion is subject to the satisfaction of the **Conversion Conditions**, which are that:

(i) the Test Conversion Number on the 25th Business Day before the Relevant Date is no greater than 90% of the Maximum Conversion Number (**First Conversion Condition**); and

(ii) the Conversion Number on the Relevant Date is no greater than the Maximum Conversion Number (**Second Conversion Condition**).

(b) Relevant Date means:

(i) for mandatory Conversion, each of the dates set out in clauses 4.4(b)(i) and 4.4(b)(ii);

(ii) for early Conversion, the relevant Conversion Date.

4.3 Test Conversion Number and Maximum Conversion Number

(a) The **Test Conversion Number** means the Conversion Number calculated under clause 4.10(a) using the Test Reference Period and assuming that:

(i) in respect of mandatory Conversion, the Relevant Date is the Mandatory Conversion Date; and

(ii) in respect of early Conversion, the Relevant Date is the Conversion Date notified in the Conversion Notice under clause 4.5(g) or the Early Mandatory Conversion Date (as relevant).

(b) Subject to any adjustments under clauses 4.12 to 4.16, the **Maximum Conversion Number** is equal to the number of Ordinary Shares calculated (to four decimal places) using the following formula:

$$\textbf{Maximum Conversion Number} = \frac{\textbf{Face Value}}{\textbf{0.5} \times \textbf{VWAP}}$$

where:

VWAP (expressed as a dollars and cents amount) means the VWAP during the Reference Period;

where:

Reference Period means the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the Preference Share Issue Date.

(c) Westpac will make an announcement to ASX to notify Preference Shareholders of the Maximum Conversion Number within a reasonable period after the Preference Share Issue Date.

4.4 Mandatory Conversion

(a) Subject to clause 5, on the Mandatory Conversion Date, Westpac must Convert all Preference Shares on issue at that date into Ordinary Shares under clauses 4.8 and 4.10.

(b) The **Mandatory Conversion Date** will be the earlier of:

(i) 30 September 2014; and

(ii) the first Dividend Payment Date after 30 September 2014,

on which both Conversion Conditions are satisfied.

(c) If, in respect of any Relevant Date for mandatory Conversion, the First Conversion Condition is not satisfied:

(i) Westpac will make an announcement to ASX not less than 20 Business Days prior to the Relevant Date notifying Preference Shareholders that mandatory Conversion will not proceed on the Relevant Date; and

(ii) Westpac may, subject to APRA's prior written approval, elect to Redeem all (but not some) Preference Shares on the Relevant Date in accordance with clause 4.9 by issuing an Early Conversion/Redemption Notice not less than 20 Business Days prior to the Relevant Date.

4.5 Early Conversion or Redemption

(a) Westpac may serve an Early Conversion/Redemption Notice:

(i) in respect of some or all of the Preference Shares, following the occurrence of a Tax Event or Regulatory Event; or

(ii) in respect of all (but not some) Preference Shares, if an Acquisition Event occurs.

(b) Westpac must notify Preference Shareholders of the occurrence of an Acquisition Event by announcement to ASX as soon as practicable after becoming aware of the occurrence of that event.

(c) If Westpac serves an Early Conversion/Redemption Notice, Westpac must include in that notice which, or which combination, of the following it intends to do in respect of Preference Shares the subject of the notice:

(i) Convert Preference Shares into Ordinary Shares under clauses 4.8 and 4.10; or

(ii) Redeem Preference Shares in accordance with clause 4.9 on the relevant Redemption Date.

(d) Westpac may only apply the mechanisms in clause 4.5(c) if APRA has given its prior written approval to such mechanisms being applied.

(e) Westpac may apply the mechanism in clause 4.5(c)(i) only if the Conversion Conditions are satisfied.

(f) Where Westpac has elected to serve an Early Conversion/Redemption Notice under clause 4.5(a), Westpac must serve the Early Conversion/Redemption Notice:

(i) subject to paragraph (ii), no later than 20 Business Days after APRA has given its prior written approval to the application of any of the mechanisms in clause 4.5(c) in respect of some or all of the Preference Shares; or

(ii) in respect of an Acquisition Event, no later than the 10th Business Day immediately following the Acquisition Event.

(g) If Westpac serves an Early Conversion/Redemption Notice under clause 4.5(a), the Conversion Date or Redemption Date (as appropriate) is the date stated in the Early Conversion/Redemption Notice provided that:

(i) the Conversion Date, where relevant, is a Business Day that is no earlier than 25 Business Days and no later than 30 Business Days after the date of the Early Conversion/Redemption Notice; or

(ii) the Redemption Date, where relevant, is a Business Day that is no earlier than 10 Business Days and no later than 20 Business Days after the date of the Early Conversion/Redemption Notice.

(h) Subject to clause 4.6, if an Acquisition Event occurs and Westpac has not issued an Early Conversion/Redemption Notice under clause 4.5(a)(ii) within 10 Business Days after the Acquisition Event, Westpac must, provided the Conversion Conditions are satisfied, Convert all Preference Shares on issue on the date which is 40 Business Days after the Acquisition Event (or such other date notified by Westpac which must be within 5 Business Days of that date) (the **Early Mandatory Conversion Date**) into Ordinary Shares under clauses 4.8 and 4.10.

(i) If, in respect of the Relevant Date for early Conversion, the First Conversion Condition is not satisfied:

(i) Westpac will make an announcement to ASX not less than 21 Business Days prior to the Relevant Date notifying Preference Shareholders that Conversion will not proceed on the Relevant Date; and

(ii) Westpac may, subject to APRA's prior written approval, elect to Redeem all (but not some) Preference Shares on the Relevant Date in accordance with clause 4.9 by issuing an Early Conversion/Redemption Notice not less than 21 Business Days prior to the Relevant Date.

4.6 Issue of Ordinary Shares of a successor holding company

Where there is a scheme of arrangement in respect of the replacement of Westpac as the ultimate holding company of the Westpac Group and the successor holding company satisfies the requirements of paragraphs (A) to (D) under the definition of Acquisition Event, mandatory Conversion of the Preference Shares may not occur on the Early Mandatory Conversion Date. Instead, the Preference Share Terms may be amended as contemplated in clause 11.3.

4.7 Early Conversion/Redemption Notice irrevocable

An Early Conversion/Redemption Notice given by Westpac under clause 4.5(a) is irrevocable and may include any other information that Westpac considers necessary or appropriate to effect the Conversion or Redemption in an orderly manner.

4.8 Meaning of Conversion

Each Preference Share, on any Conversion, confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until 5.00pm on the Conversion Date. At that time:

(a) all other rights and restrictions conferred on Preference Shares under these Preference Share Terms will no longer have any effect (except for any rights relating to a Dividend payable on or before the Conversion Date and any rights to any allotment of additional Ordinary Shares issued upon Conversion under clause 4.10, which will subsist); and

(b) each Preference Share on Conversion will rank equally with all other Ordinary Shares then on issue and Westpac will issue a statement that the holder of those shares holds a share so ranking.

The variation of the status of, and the rights attaching to, a Preference Share under this clause 4.8 and any allotment of additional Ordinary Shares under clause 4.10 is, for the purposes of these Preference Share Terms, together termed 'Conversion'. Conversion does not constitute redemption, cancellation or buy-back of a Preference Share or an issue, allotment or creation of a new share (other than any additional Ordinary Shares allotted under clause 4.10).

4.9 Meaning of Redemption

Redemption, in respect of a Preference Share, means the Preference Share is redeemed, bought back (other than by an on-market buy-back) or cancelled pursuant to a reduction of capital (or any combination of these) for an amount of cash equal to the Face Value. Subject to APRA's prior written approval (if required), if Westpac elects to Redeem the Preference Shares, the following provisions apply:

(a) Westpac will Redeem the Preference Shares specified in the Early Conversion/Redemption Notice by payment of the Face Value and any due but Unpaid Distributions per Preference Share to the Preference Shareholder on the relevant Redemption Date;

(b) upon payment of the Face Value and any due but Unpaid Distributions per Preference Share, all other rights conferred, or restrictions imposed, by those Preference Shares held by that Preference Shareholder under these Preference Share Terms will no longer have effect;

(c) if the Redemption involves a buy-back of Preference Shares:

(i) each Preference Shareholder agrees to accept the buy-back offer for their Preference Shares to which the Early Conversion/Redemption Notice relates and will be deemed to have sold those Preference Shares to Westpac on the Redemption Date. For the avoidance of doubt, no agreement arises under this clause 4.9(c)(i) until the later of the date the Early Conversion/Redemption Notice is sent to Preference Shareholders, the date all relevant consents to the buy-back have been procured and the record date for the final Dividend to be paid as identified in the Early Conversion/Redemption Notice; and

(ii) if under applicable law Preference Shareholders are entitled to vote on a resolution to approve that buy-back, each Preference Shareholder agrees to vote in favour of that resolution;

(d) if the Redemption involves a reduction of capital with respect to Preference Shares and under applicable law Preference Shareholders are entitled to vote on a resolution to approve that reduction of capital, each Preference Shareholder agrees to vote in favour of that resolution.

4.10 Conversion and issue of Ordinary Shares

(a) On the Conversion Date in respect of any Conversion:

(i) each Preference Share being Converted will Convert into one fully paid Ordinary Share; and

(ii) each Preference Shareholder will be allotted an additional number of fully paid Ordinary Shares for each Preference Share that is being Converted equal to **one less than** the Conversion Number, where the Conversion Number means the number of Ordinary Shares calculated (to four decimal places) using the following formula:

$$\textbf{Conversion Number} = \frac{\textbf{Face Value}}{\textbf{VWAP} \times (1 - \textbf{Conversion Discount})}$$

where:

VWAP (expressed as a dollars and cents amount) means the VWAP during the Reference Period;

where:

Reference Period means for the purpose of calculating the Conversion Number:

(A) for the Test Conversion Number, the period of trading in the Ordinary Shares on ASX on the 25th Business Day before the Relevant Date (or if trading in Ordinary Shares did not occur on that date, the period of trading on the last Business Day prior to that date on which trading in Ordinary Shares occurred) (**Test Reference Period**);

(B) for Conversion in respect of an Acquisition Event, the lesser of:

(1) 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the relevant Conversion Date; and

(2) the number of Business Days that Ordinary Shares are quoted for trading on ASX or the principal securities exchange on which Ordinary Shares are then quoted following the occurrence of the Acquisition Event and preceding, but not including, the relevant Conversion Date,

or if there is no trading in Ordinary Shares after the Acquisition Event, the offer price for Ordinary Shares under the relevant Acquisition Event; and

(C) in all other cases, the period of 20 Business Days on which trading in the Ordinary Shares took place immediately preceding, but not including, the relevant Conversion Date.

Conversion Discount (expressed as a decimal) means 0.01.

(b) Where the total number of Ordinary Shares that a Preference Shareholder is entitled to in respect of the total number of Preference Shares being Converted at that time includes a fraction, that fraction will be disregarded.

4.11 Adjustments to VWAP

For the purposes of calculating VWAP in clause 4.10(a):

(a) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and Preference Shares will Convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend, distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend, cum distribution or cum entitlement shall be reduced by an amount (**Cum Value**) equal to in the case of:

(i) a dividend or other distribution, the amount of that dividend or distribution including, if the dividend or distribution is franked, the amount that would be

included in the assessable income of a recipient of the dividend or distribution who is a natural person resident in Australia under the Tax Act;

(ii) an entitlement that is not a dividend or other distribution under clause 4.11(a)(i) and which is traded on ASX on any of those Business Days, the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the Business Days on which those entitlements were traded; or

(iii) an entitlement that is not a dividend or other distribution under clause 4.11(a)(i) and which is not traded on ASX during the Reference Period, the value of the entitlement as reasonably determined by the Westpac Directors;

(b) where, on some or all of the Business Days in the Reference Period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and Preference Shares will Convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during a Reference Period, the VWAP shall be adjusted by the Westpac Directors as they consider appropriate. Any adjustment made by the Westpac Directors will constitute an alteration to these Preference Share Terms and will be binding on all Preference Shareholders and these Preference Share Terms will be construed accordingly. Any such adjustment will promptly be notified to all Preference Shareholders.

4.12 Adjustments to Maximum Conversion Number for rights issues or bonus issues

(a) Subject to clauses 4.12(b) and 4.12(c), if Westpac makes a rights issue (including an issue of the kind known as a 'jumbo issue', where offers to certain institutional holders, or beneficial holders, are made in advance of offers to other holders) or bonus issue (in either case being a pro rata issue) of Ordinary Shares to Ordinary Shareholders generally, the Maximum Conversion Number will be adjusted immediately under the following formula:

$$CN = CNo \times P \times \frac{(RD + RN)}{(RD \times P) + (RN \times A)}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement of the rights or bonus issue to ASX up to (and including) the last Business Day of trading cum rights or bonus issue (or if there is no period of cum rights or bonus issue trading, an amount reasonably determined by the Westpac Directors as representing the value of an Ordinary Share cum the rights or bonus issue);

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under the rights or bonus issue;

RN means the number of Ordinary Shares issued under the rights or bonus issue; and

A means the subscription price per Ordinary Share for a rights issue (and is zero in the case of a bonus issue).

(b) No adjustment to the Maximum Conversion Number will occur if **A** exceeds **P**.

(c) Clause 4.12(a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan, share purchase plan or a dividend reinvestment plan.

(d) For the purpose of this clause 4.12, an issue will be regarded as a pro rata issue notwithstanding that Westpac does not make offers to some or all Ordinary Shareholders with registered addresses outside Australia, provided that in so doing Westpac is not in contravention of ASX Listing Rules.

4.13 Adjustments to Maximum Conversion Number for off market buy-backs

(a) Subject to clause 4.13(b), if Westpac undertakes an off market buy-back under a buy-back scheme which but for any applicable restrictions on transfer would be generally available to holders of Ordinary Shares (or otherwise cancels Ordinary Shares for consideration), the Maximum Conversion Number will be adjusted immediately using the following formula:

$$CN = CNo \times P \times \frac{(BD - BN)}{(BD \times P) - (BN \times A)}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the 20 Business Days before the announcement to ASX of the buy-back (or cancellation);

BD means the number of Ordinary Shares on issue immediately before the buy-back (or cancellation);

BN means the number of Ordinary Shares bought back (or cancelled); and

A means the buy-back (or cancellation) price per Ordinary Share.

(b) No adjustment to the Maximum Conversion Number will occur if **P** exceeds **A**.

4.14 Adjustment to Maximum Conversion Number for return of capital

If Westpac makes a pro rata return of capital to holders of Ordinary Shares without cancellation of any Ordinary Shares, the Maximum Conversion Number will be adjusted under the following formula:

$$CN = CNo \times \frac{P}{P - C}$$

where:

CN means the Maximum Conversion Number applying immediately after the application of this formula;

CNo means the Maximum Conversion Number applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement to ASX of the return of capital up to and including the last Business Day of trading cum the return of capital (or if there is no period of cum return of capital trading, an amount reasonably determined by the Westpac Directors as representing the value of an Ordinary Share cum the return of capital); and

C means with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Westpac Directors) of any other property distributed to Ordinary Shareholders per Ordinary Share (or such lesser amount such that the difference between **P** and **C** is greater than zero).

4.15 Other adjustments to Maximum Conversion Number

Where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, the Maximum Conversion Number shall be adjusted by Westpac as it reasonably considers appropriate (consistently with the way in which the number of Ordinary Shares the subject of an option over Ordinary Shares would have been adjusted under the ASX Listing Rules). Any adjustment made by Westpac will constitute an alteration to these Preference Share Terms and will be binding on all Preference Shareholders and these Preference Share Terms will be construed accordingly. Any such adjustment will promptly be notified to all Preference Shareholders.

4.16 Westpac's sole discretion regarding adjustments to Maximum Conversion Number

Despite the provisions of clauses 4.12 to 4.15, where:

(a) the effect of any of the adjustment provisions set out in clauses 4.12 to 4.15 is not, in the reasonable opinion of Westpac, appropriate in any particular circumstances (including because more than one adjustment provision applies); or

(b) any other event occurs in relation to Westpac that may have a dilutive or concentrative effect on the value of the Ordinary Shares,

and, in the reasonable opinion of Westpac, such occurrence would affect the relative values of Preference Shares and the Ordinary Shares, Westpac may (subject to APRA's prior written approval):

(c) make such alterations to the Face Value and the Maximum Conversion Number as it reasonably considers appropriate or necessary to maintain that relativity; or

(d) extend an entitlement to the Preference Shareholders to participate in such event based upon the number of Ordinary Shares to which those Preference Shareholders would have been entitled if their Preference Shares had been Converted on a date nominated by Westpac to maintain the relativity.

4.17 On-market buy-backs

Subject to APRA's prior written approval (if required), Westpac may buy back Preference Shares at any time and at any price by an on-market buy-back.

4.18 Power of attorney

Each Preference Shareholder irrevocably appoints each of Westpac, its officers and any liquidator or administrator of Westpac (each an **Attorney**) severally to be the attorney of the Preference Shareholder with power in the name and

on behalf of the Preference Shareholder to sign all documents and transfers and do any other thing as may in the Attorney's opinion be necessary or desirable to be done in order for the Preference Shareholder to observe or perform the Preference Shareholder's obligations under these Preference Share Terms including, but not limited to:

(a) accepting any buy-back offer or exercising voting power in relation to any consent or approval required for Redemption or Conversion; or

(b) voting in favour of any scheme of arrangement in respect of the proposed replacement of Westpac as the ultimate holding company of the Westpac Group under which Preference Shareholders may receive shares in the successor holding company and where the scheme does not, in the reasonable opinion of Westpac, otherwise adversely affect the interests of Preference Shareholders; or

(c) as otherwise contemplated under these Preference Share Terms.

The power of attorney given in this clause 4.18 is given for valuable consideration and to secure the performance by the Preference Shareholder of the Preference Shareholder's obligations under these Preference Share Terms and is irrevocable.

5. Transfer Notice

5.1 Transfer Notice

(a) No less than 30 Business Days, and no more than 50 Business Days prior to a Relevant Date for mandatory Conversion, Westpac may issue to Preference Shareholders a notice (**Transfer Notice**) specifying that all Stapled Securities (or following the occurrence of an Assignment Event where Preference Shares remain outstanding, all Preference Shares then outstanding) will be acquired by a party nominated by Westpac (the **Nominated Party**) on the Mandatory Conversion Date for cash for the amount of the Face Value per Stapled Security or Preference Share (as applicable).

(b) The Nominated Party:

(i) may not be an affiliate of Westpac unless otherwise approved by APRA in writing; and

(ii) must have a senior credit rating of either:

(A) "A+" or higher by Standard & Poor's Ratings Services; or

(B) "Aa3" or higher by Moody's Investors Service, Inc.

(c) Westpac must not issue a Transfer Notice if it believes in good faith that there is a more than insubstantial risk that the Nominated Party will be unable (or will otherwise not be required) to fulfil its obligations under the Transfer Notice or that the transfer to the Nominated Party would otherwise not occur.

(d) If, following the issue of a Transfer Notice in respect of the Mandatory Conversion Date, the Nominated Party fails (or is otherwise not required) to fulfil its obligations under the Transfer Notice, then:

(i) the transfer to the Nominated Party will not occur and Preference Shareholders will continue to hold the Stapled Securities (or following an Assignment Event, the Preference Shares); and

(ii) Conversion to Ordinary Shares will not occur on that date, but may, subject to satisfaction of the Conversion Conditions, occur on the next possible Mandatory Conversion Date.

(e) A Transfer Notice given in accordance with this clause 5.1 shall bind Preference Shareholders in accordance with its terms.

5.2 Early Transfer Notice

(a) Following the occurrence of a Tax Event, Regulatory Event or Acquisition Event, Westpac may issue to Preference Shareholders a notice (an **Early Transfer Notice**) specifying that all Stapled Securities or, following the occurrence of an Assignment Event where the Preference Shares remain outstanding, all Preference Shares then outstanding, will be acquired by the Nominated Party on the relevant Conversion Date for cash equal to the Face Value per Stapled Security or Preference Share (as applicable). If Westpac serves an Early Transfer Notice under this clause, the Conversion Date is the date stated in the Early Transfer Notice provided that the Conversion Date is a Business Day that is no later than 30 Business Days after the date of the Early Transfer Notice.

(b) Clauses 5.1(b) to (e) apply to an Early Transfer Notice given under clause 5.2 as if references to "Transfer Notice" were references to "Early Transfer Notice" and references to "Mandatory Conversion Date" were references to "Conversion Date".

6. Preference Shares general rights

6.1 Ranking on winding-up

Preference Shares and due but unpaid Dividends on them will rank upon a winding-up of Westpac:

(a) senior to Ordinary Shares;

(b) senior to any Junior Ranking Capital Securities;

(c) equally among themselves and with all other Equal Ranking Capital Securities;

(d) junior to, equally with or senior to any other notes or preference shares Westpac may issue, as may be designated in the terms of issue for such notes or preference shares; and

(e) junior to, and are conditional on the prior payment in full of, the claims of all Senior Creditors.

6.2 Not deposit liabilities

Preference Shares are not deposit liabilities of Westpac and are not subject to the depositor protection provisions of Australian banking legislation.

6.3 Further issues

Westpac reserves the right to issue further Preference Shares or preference shares, or permit the exchange of shares to preference shares, which rank senior to, equally with or behind existing Preference Shares, whether in respect of dividends, return of capital on a winding-up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing Preference Shares.

6.4 No set-off

Any amount due to a Preference Shareholder in respect of Preference Shares may not be set off against any claims by Westpac on the Preference Shareholder.

6.5 Return of capital

If there is a return of capital on a winding-up of Westpac, Preference Shareholders will be entitled to receive out of the assets of Westpac available for distribution to holders of shares and securities of Westpac, in respect of each Preference Share held, an amount of cash (**Liquidation Sum**) equal to the sum of:

(a) the amount of any Unpaid Distributions; and

(b) the Face Value,

before any return of capital is made to Ordinary Shareholders or any other Junior Ranking Capital Securities. A winding up of Westpac is the only form of default which could occur in respect of the Preference Shares which would give rise to an obligation on Westpac to pay the Liquidation Sum, and does not affect the subordination of the Preference Shares as set out in clause 6.1.

6.6 Shortfall on winding-up

If, upon a return of capital on a winding-up of Westpac, there are insufficient funds to pay in full the Liquidation Sum and the amounts payable in respect of any other shares or securities in Westpac ranking equally with Preference Shares on a winding-up of Westpac, Preference Shareholders and the holders of any such other shares and securities will share in any distribution of assets of Westpac in proportion to the amounts to which they are entitled respectively.

6.7 No participation in surplus assets

Preference Shares do not confer on their Preference Shareholders any further right to participate in the surplus assets of Westpac on a winding-up of Westpac beyond payment of the Liquidation Sum.

6.8 No other rights

Preference Shares do not confer on Preference Shareholders any right to participate in profits or property of Westpac except as set out in these Preference Share Terms.

Preference Shares do not confer on Preference Shareholders any right to subscribe for new securities in Westpac or to participate in any bonus issues of shares in Westpac's capital.

7. Voting rights

7.1 Voting

Preference Shareholders will not be entitled to vote at any general meeting of Westpac except in the following circumstances:

(a) on a proposal:

(i) to reduce the share capital of Westpac;

(ii) that affects rights attached to Preference Shares;

(iii) to wind up Westpac; or

(iv) for the disposal of the whole of the property, business and undertaking of Westpac;

(b) on a resolution to approve the terms of a share buy-back agreement other than a resolution to approve a Redemption;

(c) during a period in which a Dividend or part of a Dividend is in arrears; or

(d) during the winding-up of Westpac.

7.2 General meeting

At a general meeting of Westpac, Preference Shareholders are entitled, when entitled to vote in respect of the matters listed in clause 7.1:

(a) on a show of hands, to exercise one vote; and

(b) on a poll, to one vote for each Preference Share.

8. Notice and reports

Each Preference Shareholder is entitled to receive notice of any general meeting of Westpac and a copy of every circular and like document sent out by Westpac to Ordinary Shareholders and to attend and speak at general meetings of Westpac.

9. Payments

(a) Any Dividend or Optional Dividend or other money payable on or in respect of the Preference Shares must be paid:

(i) in Australian dollars only; and

(ii) free of any set off, deduction or counter claim except as required by law.

(b) All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Preference Shareholder's aggregate holding of Preference Shares, any fraction of a cent will be disregarded.

(c) If the date scheduled for any payment under these Preference Share Terms is not a Business Day, then the payment will be made on the next Business Day (and without any interest or other payment in respect of such delay).

(d) Westpac may pay a person entitled to any Dividend or Optional Dividend or other amount payable in respect of a Preference Share by:

(i) crediting an account nominated in writing by that person;

(ii) cheque made payable to the person, sent to the address of that person as notified to Westpac by that person; or

(iii) any other manner as Westpac determines.

(e) Westpac may send a cheque referred to in clause 9(d)(ii), if relevant, to:

(i) the address in the Register of the Preference Shareholder;

(ii) if that Preference Share is jointly held, the address in the Register of the Preference Shareholder named first in the Register in respect of the Preference Share; or

(iii) any other address which that person directs in writing.

(f) If Westpac decides to make a payment by electronic or other means determined under clause 9(d)(iii) and an account is not nominated by the Preference Shareholder or joint Preference Shareholder, Westpac may hold the amount payable in a separate account of Westpac until the Preference Shareholder or joint Preference Shareholder nominate an account, without any obligation to pay interest, and the amount so held is to be treated as having been paid to the Preference Shareholder or joint Preference Shareholder at the time it is credited to that separate account of Westpac.

(g) All amounts payable but unclaimed may be invested by Westpac as it thinks fit for the benefit of Westpac until claimed or until required to be dealt with in accordance with any law relating to unclaimed monies.

(h) Westpac, in its absolute discretion, may withhold payment to a Preference Shareholder where it is required to do so under any applicable law, including any law prohibiting dealings with terrorist organisations or money laundering, or any other type of sanction, or where it has reasonable grounds to suspect that the Preference Shareholder may be subject to any such law or sanction or involved in acts of terrorism or money laundering, and may deal with such payment and the Preference Shareholder's Preference Shares in accordance with such applicable law or the requirements of any relevant government or regulatory authority. Westpac shall not be liable for any costs or loss suffered by a Preference Shareholder in exercising its discretion under this clause, even where a Preference Shareholder later demonstrates that they were not subject to such law or sanction.

10. Quotation

Westpac must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure quotation of Preference Shares on the financial market operated by ASX.

11. Amendment of these Preference Share Terms

11.1 Amendment without consent

Subject to complying with all applicable laws and with APRA's prior written approval (except in the case of paragraph (a)(iii) below), Westpac may, without the authority, assent or approval of Preference Shareholders, amend these Preference Share Terms:

(a) if Westpac is of the opinion that the amendment is:

(i) of a formal, minor or technical nature;

(ii) made to cure any ambiguity;

(iii) made to correct any manifest error;

(iv) expedient for the purpose of enabling the Preference Shares or the Stapled Securities to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and it is otherwise not considered by Westpac to be materially prejudicial to the interests of Preference Shareholders or holders of Stapled Securities as a whole;

(v) necessary to comply with the provisions of any statute, the requirements of any statutory authority the ASX Listing Rules or the listing or quotation requirements of any stock exchange on which the Preference Shares or the Stapled Securities are quoted; or

(vi) effected under clause 4.11(c), 4.15 or 4.16;

(b) generally, in any case where such amendment is considered by Westpac not to be materially prejudicial to the interests of Preference Shareholders or holders of Stapled Securities as a whole.

11.2 Amendment with consent

Without limiting clause 11.1, Westpac may, with APRA's prior written approval, amend these Preference Share Terms if the amendment has been approved by a Special Resolution.

11.3 Amendment for successor holding company

(a) Westpac may, with APRA's prior written approval, but without the authority, assent or approval of Preference Shareholders, amend these Preference Share Terms if Westpac is replaced as the ultimate holding company of the Westpac Group (the **Replacement**), to the extent necessary, and subject to complying with all relevant laws, to ensure that Preference Shareholders may, if appropriate, participate in any relevant arrangements in respect of or in connection with the Replacement.

(b) If any amendment under clause 11.3(a) would result in ordinary shares of the successor holding company being issued to Preference Shareholders, each Preference Shareholder agrees to become a member of the successor holding company immediately prior to the issue of those shares and appoints Westpac as its attorney as contemplated under clause 4.18 to do all things necessary or desirable to give effect to this clause 11.3(b).

(c) Nothing in this clause 11.3 prevents Westpac from proposing, or limits, any scheme of arrangement or other similar proposal that may be put to Preference Shareholders or other members of Westpac.

11.4 Meanings

In this clause **amend** includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

12. Governing Law

These Preference Share Terms are governed by the laws of New South Wales, Australia. Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and agrees that it will not object to the venue or claim that the relevant action or proceedings have been brought in an inconvenient forum.

13. Definitions and interpretation

13.1 Definitions

The following words and expressions in bold have these meanings in these Preference Share Terms unless the contrary intention appears or the context otherwise requires.

Acquisition Event means:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is, or becomes, unconditional and the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or

(b) a court orders one or more meetings to be convened to approve a scheme of arrangement under Part 5.1 of the Corporations Act which scheme would result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented and either:

(i) the relevant classes of members pass a resolution approving the scheme; or

(ii) an independent expert issues a report that the proposals in connection with the scheme are in the best interests of the holders of Ordinary Shares; or

(iii) Preference Shareholders are treated as being a separate class for the purposes of a scheme of arrangement in respect of the replacement of Westpac as the ultimate holding company of the Westpac Group.

Notwithstanding the foregoing, the proposed replacement of Westpac as the ultimate holding company of the Westpac Group shall not constitute an Acquisition Event if:

(A) the proposed successor holding company complies with all applicable legal requirements and obtains any necessary regulatory approvals (including APRA's prior written approval);

(B) the proposed successor holding company agrees to take any necessary action to give effect to an amendment to the Preference Share Terms as contemplated in clause 11.3(a);

(C) the ordinary shares of the proposed successor holding company are to be listed on an internationally recognised stock exchange; and

(D) the proposed replacement of Westpac and the events described in paragraphs (A) to (C) would not, in the reasonable opinion of Westpac, otherwise adversely affect the interests of Preference Shareholders.

Administrative Action means any judicial decision, official administrative pronouncement or action, published or private ruling, interpretative decision, regulatory procedure or policy, application of a regulatory procedure or policy and any notice or announcement (including any notice or announcement of intent to adopt or make any of those things).

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any authority succeeding to its powers or responsibilities.

Assignee has the same meaning as in the Note Terms.

Assignment Event has the same meaning as in the Note Terms.

Assignment Event Date has the same meaning as in the Note Terms.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX from time to time with any modifications or waivers in their application to Westpac, which ASX may grant.

ASX Market Rules means the operating rules of ASX from time to time.

Bank Bill Rate has the meaning given to that term in clause 3.2.

Business Day means a business day as defined in the ASX Listing Rules.

Capital Securities means shares or any equity, hybrid or subordinated debt capital security (whether comprised of one or more instruments) issued by Westpac excluding the Preference Shares. **Capital Security** has the corresponding meaning.

Conversion has the meaning given in clause 4.8 and includes mandatory Conversion under clauses 4.4 and 4.5(h) and **Convert** and **Converted** have corresponding meanings.

Conversion Conditions has the meaning given to that term in clause 4.2.

Conversion Date means the Mandatory Conversion Date, the Early Mandatory Conversion Date or, in respect of early Conversion, the date on which Conversion is to occur as notified in the Early Conversion/Redemption Notice under clause 4.5(g), as the context requires.

Conversion Number has the meaning given to that term in clause 4.10.

Corporations Act means the *Corporations Act 2001* (Cth).

Distributable Profits means the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits.

Dividend has the meaning given to that term in clause 3.2.

Dividend Payment Date has the meaning given to that term in clause 3.7 whether or not a Dividend and Gross-Up Amount is paid on that date.

Dividend Period has the meaning given to that term in clause 3.2.

Dividend Rate has the meaning given to that term in clause 3.2.

Early Conversion/Redemption Notice means a notice given by Westpac to a Preference Shareholder under clause 4.4(c)(ii) or 4.5(a).

Early Mandatory Conversion Date has the meaning given to that term in clause 4.5(h).

Equal Ranking Capital Securities means:

(a) in the case of a dividend, distribution or interest in respect of the Capital Security, a Capital Security (including TPS 2003 Preference Shares, TPS 2004 Preference Shares, TPS 2006 Preference Shares and SPS 2008 Preference Shares) which ranks or is expressed to rank for payment of the dividend, distribution or interest equally with Preference Shares; and

(b) in the case of redemption or repayment of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including TPS 2003 Preference Shares, TPS 2004 Preference shares, TPS 2006 Preference Shares and SPS 2008 Preference Shares) which ranks or is expressed to rank equally with Preference Shares for repayment or a return of capital if Westpac is wound up.

Face Value has the meaning given to that term in clause 1(b).

Franking Rate has the meaning given to that term in clause 3.3.

Gross-Up Amount has the meaning given to that term in clause 3.3.

Initial Purchaser means Macquarie Group Holdings New Zealand Limited.

Interest has the meaning given to that term in the Note Terms.

Interest Payment Date has the meaning given to that term in the Note Terms.

Junior Ranking Capital Securities means:

(a) in the case of a dividend, distribution or interest in respect of the Capital Security, a Capital Security which ranks for payment of the dividend, distribution or interest behind Preference Shares; and

(b) in the case of redemption or repayment of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security which:

(i) is, or is expressed to be, subordinated on a winding-up of Westpac to the claims of Preference Shareholders; or

(ii) ranks behind Preference Shares for repayment or a return of capital if Westpac is wound up.

Level 1 and Level 2 means those terms as defined by APRA from time to time.

Level 1 Distributable Profits means:

(a) the aggregate of the consolidated profits after tax of Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 1 basis (calculated before any dividends or distributions on Westpac's Upper Tier 2 Capital and Tier 1 Capital (on a Level 1 basis)) for the immediately preceding two six-monthly financial periods for which results have been publicly announced (or such other amount as determined by APRA in its discretion to be appropriate in Westpac's circumstances for the purposes of paying dividends or distributions on Westpac's Upper Tier 2 and Tier 1 Capital on a Level 1 basis), less

(b) the aggregate amount of dividends or distributions paid or payable by Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 1 basis, on its Upper Tier 2 Capital and Tier 1 Capital in the twelve months to and including the applicable Dividend Payment Date, but excluding:

(i) dividends or distributions paid or payable to a member of the Level 1 group; and

(ii) dividends or distributions payable in relation to the Stapled Securities on the applicable Dividend Payment Date.

Level 2 Distributable Profits means:

(a) the aggregate of the consolidated profits after tax of Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 2 basis (calculated before any dividends or distributions on Westpac's Upper Tier 2 Capital and Tier 1 Capital (on a Level 2 basis)) for the immediately preceding two six-monthly financial periods for which results have been publicly announced (or such other amount as determined by APRA in its discretion to be appropriate in Westpac's circumstances for the purposes of paying dividends or distributions on Westpac's Upper Tier 2 and Tier 1 Capital on a Level 2 basis), less

(b) the aggregate amount of dividends or distributions paid or payable by Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 2 basis, on Upper Tier 2 Capital and Tier 1 Capital (on a Level 2 basis) in the twelve months to and including the applicable Dividend Payment Date, but excluding:

(i) dividends or distributions paid or payable to a member of the Level 2 group; and

(ii) dividends or distributions payable in relation to the Stapled Securities on the applicable Dividend Payment Date.

Liquidation Sum has the meaning given in clause 6.5.

Mandatory Conversion Date has the meaning given to that term in clause 4.4(b).

Maximum Conversion Number has the meaning given to that term in clause 4.3(b).

Nominated Party has the meaning given to that term in clause 5.1(a).

Note means fully paid, perpetual, unsecured, non-cumulative, subordinated notes having the terms set out in the Note Terms and issued under the Note Deed Poll.

Note Deed Poll means the deed poll executed by Westpac on or about 20 February 2009.

Note Margin has the meaning given in the Note Terms.

Note Terms means the terms of issue of the Notes.

Optional Dividend has the meaning given to that term in clause 3.6.

Ordinary Share means a fully paid ordinary share in the capital of Westpac.

Ordinary Shareholder means a person whose name is registered as the holder of an Ordinary Share.

Preference Share has the meaning given in clause 1(a).

Preference Share Issue Date means the date on which Preference Shares are issued, which is expected to be on or about 31 March 2009.

Preference Share Margin has the meaning given to that term in clause 3.2.

Preference Share Terms means these terms of issue of Preference Shares.

Preference Shareholder means a person entered on the Register of Shareholders as the holder of a Preference Share.

Record Date means for payment of:

(a) a Dividend and Gross-Up Amount, the date which is 7 calendar days before the Dividend Payment Date for that Dividend and Gross-Up Amount; and

(b) an Optional Dividend, the date prior to the date of payment of the Optional Dividend that is determined by Westpac,

or such other date as may be required by ASX and adopted by Westpac.

Redemption has the meaning given in clause 4.9 and **Redeem** and **Redeemed** have corresponding meanings.

Reference Period has the meaning given in clause 4.10(a).

Redemption Date means the date on which Redemption is to occur as notified in the Early Conversion/Redemption Notice under clause 4.5(g).

Register of Noteholders means the register of the holders of Notes maintained by Westpac or its agent and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASTC.

Register of Shareholders means the register of the holders of Preference Shares maintained by Westpac or its agent and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASTC.

Regulatory Event means either:

(a) receipt by Westpac of advice from a reputable legal counsel to the effect that, as a result of:

(i) any amendment to, clarification of, or change (including any announcement of a prospective change) in, the laws or regulations of Australia; or

(ii) any Administrative Action or any amendment to, clarification of, or change in an Administrative Action,

in each case, by any legislative body, court, governmental authority or regulatory body (irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known), which amendment, clarification, change or Administrative Action is effective or Administrative Action is announced on or after the Preference Share Issue Date (whether or not the subject of a notice or announcement prior to that date) (including clarification that does not change the law but differs from Westpac's understanding of the law at the Preference Share Issue Date):

(i) additional requirements would be imposed on Westpac in relation to the Preference Shares or, prior to the occurrence of an Assignment Event, the Stapled Securities; or

(ii) there would be a negative impact on Westpac or holders of Preference Shares or, prior to the occurrence of an Assignment Event, the holders of Stapled Securities,

which Westpac determines, at its sole discretion, to be unacceptable; or

(b) the determination by Westpac (at its sole discretion) that there is a risk that the Stapled Securities, or following an Assignment Event, the Preference Shares will not be included (in whole or in part) in Westpac's non-innovative residual Tier 1 Capital on a Level 1 or Level 2 basis (except where the non-inclusion results by reason only of any applicable limitation on the amount or composition of Westpac's Tier 1 Capital on a Level 1 or Level 2 basis).

Relevant Date has the meaning given to that term in clause 4.2(b).

Senior Creditors means all creditors of Westpac (present and future), including depositors of Westpac and all holders of Westpac's senior or subordinated debt:

(a) whose claims are admitted in the winding-up of Westpac; and

(b) whose claims are not made as holders of indebtedness arising under:

(i) an Equal Ranking Capital Security; or

(ii) a Junior Ranking Capital Security.

SPS 2008 Preference Shares means the preference shares of Westpac designated as SPS 2008 Series 1 Preference Shares.

Special Resolution means:

(a) a resolution passed at a meeting of Preference Shareholders or Noteholders (as the case may be) by a majority of at least 75% of the votes validly cast by Preference Shareholders or Noteholders (as the case may be) in person or by proxy and entitled to vote on the resolution; or

(b) the written approval of Preference Shareholders or Noteholders (as the case may be) holding at least 75% of the Preference Shares or Notes (as the case may be) on issue.

Stapled means the state that results from Stapling.

Stapled Security means a Preference Share Stapled to a Note.

Stapling means the linking together of a Preference Share to a Note together with the restrictions on transfers of Notes and Preference Shares in clauses 2.1 and 2.4 of the Note Terms and clauses 2.1 and 2.4 of these Preference Share Terms.

Substituted Issuer has the meaning given to that term in the Note Terms.

Tax Act means:

(a) the Income *Tax Assessment Act 1936* (Cth) or the *Income Tax Assessment Act 1997* (Cth) as the case may be and a reference to any section of the *Income Tax Assessment Act 1936* (Cth) includes a reference to that section as rewritten in the *Income Tax Assessment Act 1997* (Cth); and

(b) any other law setting the rate of income tax payable; and

(c) any regulation made under such laws.

Tax Event means:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties (or any regulations made under such laws or treaties) of any jurisdiction or any political subdivision or taxing authority of the jurisdiction;

(b) any Administrative Action or any amendment to, clarification of, or change in, an Administrative Action,

in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known, which amendment, clarification, change or Administrative Action is effective, or which Administrative Action is announced, on or after the Preference Share Issue Date (whether or not the subject of a notice or announcement prior to that date), where Westpac has received an opinion from a reputable legal counsel or other tax adviser experienced in such matters to the effect that, as a result of such amendment, clarification, change or Administration Action (or amendment, clarification or change in respect of an Administrative Action), there is more than an insubstantial risk that:

(a) the Westpac Group would be exposed to a more than *de minimis* increase in its costs, including non-deductibility of interest or the obligation to gross up for withholding tax, in relation to the Stapled Securities, the Preference Shares or any of the loans arising from the application of funds raised from the Stapled Securities, or any holder of Stapled Securities or Preference Shares would be exposed to such an increase in relation to the Stapled Securities or the Preference Shares; or

(b) there would be more than a *de minimis* increase in the taxes, duties or government charges imposed on the Westpac Group in respect of or resulting from the Stapled Securities or the Preference Shares, or loans arising from the application of funds raised from the Stapled Securities or imposed on any holder of Stapled Securities or Preference Shares; or

(c) Preference Shares or Notes would not be treated as equity interests for Australian taxation purposes or any Dividend or Interest would not be a frankable distribution within the meaning of Division 202 of the Tax Act or holders of Preference Shares or Notes would be denied or otherwise not be entitled to franking credit benefits in respect of frankable distributions (other than where the Preference Shareholder's lack of entitlement to franking credit benefits in respect of frankable distributions is a result of the actions of the Preference Shareholder) or franking debits would be posted to Westpac's franking account.

Tax Rate has the meaning given to that term in clause 3.2.

Test Conversion Number has the meaning given to that term in clause 4.3.

Test Reference Period has the meaning given to that term in clause 4.10.

Tier 1 Capital means at any time any equity, debt or hybrid so described by APRA.

TPS 2003 Preference Shares means the preference shares of Westpac designated as 2003 Series 1 Preference Shares.

TPS 2004 Preference Shares means the preference shares of Westpac designated as 2004 Series 1 Preference Shares.

TPS 2006 Preference Shares means the preference shares of Westpac designated as 2006 Series 1 Preference Shares.

Unpaid Distributions means any unpaid Dividends and Gross-Up Amount in respect of the Preference Shares (including an Optional Dividend) and any unpaid Interest and Gross-Up Amount in respect of the Notes.

Unstapled means:

(a) in relation to a Preference Share, not being Stapled to a Note; and

(b) in relation to a Note, not being Stapled to a Preference Share.

Upper Tier 2 Capital means at any time any equity, debt or hybrid so described by APRA.

VWAP means, subject to any adjustments under clause 4.11, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any "crossing" transacted outside the "Open Session State" or any "special crossing" transacted at any time, each as defined in the ASX Market Rules or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

Westpac means Westpac Banking Corporation (ABN 33 007 457 141).

Westpac Directors means some or all of the directors of Westpac acting as a board.

Westpac Group means Westpac and its controlled entities.

13.2 Interpretation

The following rules of interpretation apply in these Preference Share Terms unless the contrary intention appears or the context otherwise requires.

(a) Definitions and interpretation under Westpac's constitution will also apply to these Preference Share Terms unless the contrary intention is expressed.

(b) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Preference Share Terms and Westpac's constitution then, to the maximum extent permitted by law, the provisions of these Preference Share Terms will prevail.

(c) Unless otherwise specified, the Westpac Directors may exercise all powers of Westpac under these Preference Share Terms as are not, by the Corporations Act or by Westpac's constitution, required to be exercised by Westpac in general meeting.

(d) Notices may be given by Westpac to a Preference Shareholder in the manner prescribed by Westpac's constitution for the giving of notices to members of Westpac and the relevant provisions of Westpac's constitution apply with all necessary modification to notices to Preference Shareholders.

(e) Unless otherwise specified, a reference to a clause is a reference to a clause of these Preference Share Terms.

(f) If a calculation is required under these Preference Share Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(g) If a payment is required to be made under these Preference Share Terms, unless the contrary intention is expressed, the payment will be made in Australian dollars only.

(h) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to Westpac only if Westpac is an entity, or the holding company of an entity, subject to regulation and supervision by APRA at the relevant time.

(i) Any provisions in these Preference Share Terms requiring the prior written approval by APRA for a particular course of action to be taken by Westpac do not imply that APRA has given its consent or approval to the particular action as of the Preference Share Issue Date.

(j) The terms takeover bid, relevant interest, scheme of arrangement, buy-back and on-market buy-back when used in these Preference Share Terms have the meaning given in the Corporations Act.

(k) Headings and boldings are for convenience only and do not affect the interpretation of these Preference Share Terms.

(l) The singular includes the plural and vice versa.

(m) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(n) If an event under these Preference Share Terms must occur on a stipulated day which is not a Business Day, then the event will be done on the next Business Day.

(o) A reference to $, dollars or cents is a reference to the lawful currency of Australia. A reference to time in these Preference Share Terms is a reference to Sydney, New South Wales, Australia time.

(p) Calculations, elections and determinations made by Westpac under these Preference Share Terms are binding on Preference Shareholders in the absence of manifest error.

(q) If any provision of these Preference Share Terms is prohibited or unenforceable in its terms but would not be prohibited or unenforceable if it were read down, and is capable of being read down, that provision must be read down accordingly. If, despite this clause, a provision is still prohibited or unenforceable, if the provision would not be prohibited or unenforceable if a word or words were omitted, the relevant words must be severed and, in any other case, the whole provision must be severed. However, the remaining provisions of the Preference Share Terms are of full force and effect.

Appendix C Note Terms

Appendix C – Note Terms

1 Form, Issue Price and acting through branch

1.1 Form

Notes are fully paid, perpetual, unsecured, non-cumulative, subordinated notes. They are debt obligations of Westpac and constituted under and issued on the terms set out in the Note Deed Poll and these Note Terms. Noteholders are entitled to the benefit of and are bound by the provisions of the Note Deed Poll and these Note Terms.

1.2 Issue Price

Each Note will be issued by Westpac (through its New York branch) as fully paid at an issue price of $100 (**Issue Price**).

1.3 Acting through New York branch

(a) Subject to clause 8, although these Note Terms are entered into by Westpac initially through its New York branch and the Notes will be taken to be issued in New York, the obligations of Westpac are not limited to the New York assets of Westpac. If Westpac is unable to make a payment under the Notes from the New York branch (or any other branch through which it elects to act in respect of the Notes), it shall make the payment from some other branch on behalf of the branch through which it elects to act in respect of the Notes.

(b) Subject to these Note Terms, Westpac may by notice to Noteholders change the branch through which it elects to act in respect of the Notes.

(c) Westpac will not change the branch through which it elects to act in respect of the Notes if the issue or performance of the Notes would be illegal in the jurisdiction in which the proposed new branch is located.

1.4 Register of Noteholders conclusive, non-recognition of interests

Entries in the Register of Noteholders in relation to a Note constitute conclusive evidence that the person so entered is the absolute owner of the Note subject to correction for fraud or error. Except as required by law, Westpac:

(a) must treat the person entered in the Register of Noteholders as the absolute owner of that Note; and

(b) is not required to recognise:

(i) a person as holding a Note on any trust; or

(ii) any other interest in any Note or any other right in respect of a Note except an absolute right of ownership in the registered holder of a Note, whether or not it has notice of the interest or right.

1.5 Joint holders of Notes

(a) Where two or more persons are registered as the joint holders of a Note then they are taken to hold the Note as joint tenants with rights of survivorship, but Westpac is not bound:

(i) to register more than three persons as joint holders of a Note; or

(ii) to issue more than one certificate or holding statement in respect of a Note jointly held.

(b) If a Noteholder who owns a Note jointly dies, Westpac will recognise only the survivor or survivors as being entitled to the Noteholder's interest in the Note.

(c) Interest or other money payable in respect of a Note that is held jointly may be paid to the Noteholder whose name appears first on the Register of Noteholders.

(d) If a Note is held jointly, and more than one Noteholder votes in respect of that Note, only the vote of the Noteholder whose name appears first on the Register of Noteholders counts.

(e) The joint holders of a Note are counted as a single holder of that Note for the purposes of calculating the number of Noteholders or persons who have requisitioned a meeting of Noteholders.

(f) Each of the joint holders of a Note are jointly and severally liable for all payments including payment of any tax, which is to be made in respect of the Notes.

1.6 Agreed tax treatment

Westpac, any Substituted Issuer, each Noteholder and each beneficial owner of any Stapled Security, any Note or any Preference Share agree to treat the Notes and the Preference Shares as equity for United States, federal, state and local income and franchise tax purposes.

2 Stapling, transfer and transmission

2.1 Stapling

(a) Stapling shall automatically take place immediately after the time that the Initial Purchaser is entered into the Register of Shareholders as the first holder of Preference Shares (the Initial Purchaser having prior to that time been entered into the Register of Noteholders as the first holder of Notes) such that Notes previously issued are linked together with Preference Shares which are on issue on a one to one basis.

(b) While Stapling applies, so far as the law permits, one Note and one Preference Share together comprise one Stapled Security.

(c) While Stapling applies, Westpac must not:

(i) do any act, matter or thing (including registering any transfer of any Note or Preference Share); or

(ii) refrain from doing any act, matter or thing,

if to do so or refrain from doing so (as the case may be) would result directly or indirectly in any Note or Preference Share no longer being Stapled (except as provided in clauses 2.2 and 4).

2.2 Cessation of Stapling

Once Stapled, all Preference Shares continue to be Stapled to Notes on a one to one basis, and vice versa, until the occurrence of an Assignment Event (for those specified Stapled Securities) in which case each Preference Share and each Note (which comprise those Stapled Securities in relation to which an Assignment Event has occurred) is automatically Unstapled at that time.

2.3 Register

Westpac must ensure that the Register of Noteholders is maintained and that it records the names of the Noteholders, the number of Notes held, the number of Preference Shares held by a Noteholder and any additional information required by the Corporations Act or the ASX Listing Rules. Westpac may maintain the Register of Noteholders jointly with the Register of Shareholders maintained by Westpac.

2.4 Restriction on transfers

(a) If a Preference Share is Stapled to a Note, no transfer of a Preference Share may occur from a transferor to a transferee without the Note that is Stapled to that Preference Share being also transferred at the same time by the same transferor to the same transferee, and vice versa. Westpac must refuse to register any transfer of such Preference Share which is Stapled to a Note, if that transfer is not accompanied by a transfer of the Note that is Stapled to that Preference Share by the same transferor to the same transferee at the same time.

(b) If a Preference Share is Stapled to a Note, it cannot be transferred or assigned or mortgaged, charged or otherwise encumbered separately from the Note that is Stapled to it, and vice versa.

(c) Subject to clause 2.4(a) and 2.4(b), where the first transferor of a Note has made an irrevocable offer to assign the Note to the Assignee, on registration of a Note in a transferee's name in the Register of Noteholders, the transferee (and any successor transferees) will be taken to be bound by, and subject to the terms of, the offer made by the first transferor, to assign the Note to the Assignee and on the occurrence of an Assignment Event, the Note will be transferred to the Assignee without any further action being required by the transferee.

(d) Subject to clause 2.4(a), 2.4(b) and 2.4(c), there is no restriction on the transfer or assignment of Notes.

2.5 Electronic securities transfer system

If Westpac participates, or to enable Westpac to participate, in any computerised or electronic securities transfer system for the transfer of Notes or Stapled Securities, Westpac may do all things which it considers necessary, required or authorised by the Corporations Act, the ASX Listing Rules or the ASTC Settlement Rules in connection with that system (including requesting the ASTC to apply a holding lock to prevent a transfer of Notes or Stapled Securities the subject of the ASTC Settlement Rules if Westpac thinks fit).

2.6 Forms of instrument of transfer

(a) Subject to the ASX Listing Rules and to clauses 2.4, 2.7 and 2.8, a transfer of any Note may be effected by:

(i) a proper ASTC transfer, which is to be in the form required or permitted by the Corporations Act and/or the ASTC Settlement Rules;

(ii) any other computerised or electronic securities transfer system in which Westpac participates for the transfer of Notes or Stapled Securities in accordance with the rules of that system;

(iii) an instrument in writing in any usual or common form or in any other form that Westpac approves; or

(iv) any other method of transfer of marketable securities which is recognised by the Corporations Act, ASTC and ASX and is approved by Westpac.

(b) If an instrument of transfer is to be used to transfer a Note or Stapled Security in accordance with clause 2.6(a)(iii), it must be:

(i) a proper instrument of transfer within the meaning of the Corporations Act and a sufficient transfer of marketable securities within the meaning of the Corporations Act; and

(ii) properly stamped (if necessary) and left for registration at the place where the Register of Noteholders is maintained (or any other place Westpac determines), accompanied by the information Westpac (or its agent which maintains the Register of Noteholders) properly requires to show the right of the transferor to make the transfer.

2.7 Effect of registration, no charge for registration

Subject to clause 4:

(a) except in the case of a proper ASTC transfer, a transferor of a Note remains the holder of the Note the subject of the transfer until the transfer is registered and the name of the transferee is entered in the Register of Noteholders;

(b) a proper ASTC transfer will be considered to be recorded in the Register of Noteholders, and the name of the transferee to be registered as the holder of the Notes set out in that proper ASTC transfer, as prescribed in the ASTC Settlement Rules from time to time.

A transfer or transmission of a Note passes the right to any interest and other amounts and any other rights on the Notes and assumes the burden of any obligation on the Note on registration. Any transferee or assignee of a Note takes a transfer or assignment of that Note subject to, and agrees to be bound by, these Note Terms.

Transfers of Notes will be registered without charge by Westpac to the transferor or the transferee.

2.8 Refusal to register and written notice of holding lock or refusal

(a) Westpac may refuse to register any transfer of a Note:

(i) if the registration of the transfer would result in a contravention of or failure to observe the provisions of these Note Terms, any applicable law, the ASX Listing Rules or the ASTC Settlement Rules;

(ii) if permitted to do so under these Note Terms, any applicable law, the ASX Listing Rules or the ASTC Settlement Rules; or

(iii) after the Assignment Event Date (except that it will not refuse to register the transfer of the Note to the Assignee).

(b) If in the exercise of its rights under these Note Terms Westpac requests application of a holding lock to prevent a transfer of Notes or Stapled Securities or refuses to register a transfer of Notes or Stapled Securities, it must give written notice of the request or refusal to the holder of the Notes or Stapled Securities, to the transferee and the party lodging the transfer (if any). Failure to give such notice does not invalidate the decision of Westpac.

2.9 Transmission on death

The personal representative of a deceased Noteholder (who is not one of several joint Noteholders) is the only person who may be recognised by Westpac as having any title to Notes registered in the name of the deceased Noteholder. Except as required by law or these Note Terms, Westpac has the same right to refuse to register the personal representative as if the personal representative was the transferee named in a transfer presented for registration (including to refuse on the basis that both components of a Stapled Security are not being transmitted together). Subject to compliance by the transferee with the Note Deed Poll and these Note Terms, Westpac may register any transfer signed by a Noteholder prior to the Noteholder's death, despite Westpac having notice of the Noteholder's death.

2.10 Transmission by operation of law

A person (a **transmittee**) who establishes to the satisfaction of Westpac that the right to any Notes has devolved on the transmittee by will or by operation of law may be registered as a Noteholder in respect of the Notes or may (subject to the provisions of the Note Deed Poll and these Note Terms relating to transfers) transfer the Notes. Except as required by law or these Note Terms, Westpac has the same right to refuse to register the transmittee as if the transmittee was the transferee named in a transfer presented for registration (including to refuse on the basis that both components of a Stapled Security are not being transmitted together).

2.11 Minimum holding

If a Noteholder's holding of Stapled Securities is less than a Marketable Parcel at any time, subject to the law, the ASX Listing Rules and the constitution of Westpac, Westpac on behalf of the Noteholder may sell all of those Notes which form part of the Stapled Securities held by that Noteholder, along with the corresponding Preference Shares, if the constitution of Westpac permits Westpac to sell the corresponding Preference Shares which form part of those Stapled Securities. The Notes will be sold in the same manner as the Preference Shares in accordance with the Westpac constitution.

2.12 Transfer of Preference Shares

If the Preference Shares are transferred in accordance with clause 5 of the Preference Share Terms prior to an Assignment Event Date, the Notes and all right, title and interest of Noteholders in the Notes are automatically assigned to the Nominated Party (as defined in clause 5.1 of the Preference Share Terms) with effect from the time at which the transfer takes effect under the Preference Share Terms.

3 Interest

3.1 Interest

Subject to these Note Terms, each Note entitles the Noteholder on a Record Date to receive on the relevant Interest Payment Date interest (**Interest**) calculated using the following formula:

$$\textbf{Interest} = \frac{\textbf{Interest Rate} \times \textbf{Issue Price} \times \textbf{N}}{\textbf{365}}$$

where:

Interest Rate (expressed as a percentage per annum) is calculated using the following formula:

(Bank Bill Rate + Note Margin) x (1 – Tax Rate)

where:

Bank Bill Rate (expressed as a percentage per annum) means, for each Interest Period, the average mid-rate for bills of a term of 90 days which average rate is displayed on Reuters page BBSW (or any page that replaces that page) at 10.30am (Sydney time) on, in the case of the first Interest Period, the Note Issue Date, and in the case of any other Interest Period, the first Business Day of that Interest Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed at 10.30am (Sydney time) on that date, the rate specified in good faith by Westpac at or around that time on that date having regard, to the extent possible, to:

(a) the rates otherwise bid and offered for bills of a term of 90 days or for funds of that tenor displayed on Reuters page BBSW (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills of a term of 90 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

Note Margin (expressed as a percentage per annum means the rate determined under the Bookbuild);

Tax Rate (expressed as a decimal) means the Australian corporate tax rate applicable to the franking account of Westpac at the relevant Interest Payment Date; and

N means in respect of:

(a) the first Interest Payment Date, the number of days from (and including) the Note Issue Date until (and including) the first Interest Payment Date; and

(b) each subsequent Interest Payment Date, the number of days from (but excluding) the preceding Interest Payment Date until (and including) the relevant Interest Payment Date,

(each an Interest Period).

3.2 Payment of Interest

Subject to this clause 3, the Interest for each Interest Period will be payable to Noteholders in arrear on each Interest Payment Date.

3.3 Gross-Up Amount if Interest not franked to 100%

If any Interest will not be franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that Part), otherwise than because of any act by, or circumstance affecting, any particular Noteholder, each Note entitles the Noteholder on a Record Date to receive on the relevant Interest Payment Date an amount (the **Gross-Up Amount**) calculated using the following formula:

Gross-Up Amount = EP – P

where:

$$\textbf{EP} = \frac{\textbf{P}}{\textbf{1 – [Tax Rate x (1 – Franking Rate)]}}$$

where:

P means the Interest entitlement on that Interest Payment Date as calculated under clause 3.1; and

Franking Rate (expressed as a decimal) means the percentage of Interest that would carry franking credit benefits (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that Part) applicable to the relevant Interest entitlement on that Interest Payment Date.

3.4 Conditions to payment of Interest and Gross-Up Amount

(a) Interest and Gross-Up Amount must not be paid to Noteholders on an Interest Payment Date (which occurs on or before the occurrence of an Assignment Event) if:

(i) a Westpac Stopper Resolution has been passed and has not been rescinded;

(ii) the amount of the Interest and Gross-Up Amount will exceed Distributable Profits, unless APRA otherwise gives its prior written approval; or

(iii) APRA otherwise objects to the payment of Interest and Gross-Up Amount.

(b) Without limiting clause 3.4(a)(i), the Westpac Directors will pass a Westpac Stopper Resolution if, in their opinion, making the payment of Interest and the Gross-Up Amount would result in Westpac becoming, or being likely to become, insolvent for the purposes of the Corporations Act.

(c) Interest and Gross-Up Amount shall be paid in accordance with clause 9. For the purposes of making

any Interest and Gross-Up Amount payment in respect of a Noteholder's total holding of Notes or Stapled Securities, any fraction of a cent will be disregarded.

3.5 Interest and Gross-Up Amount is non-cumulative

Interest and Gross-Up Amount is non-cumulative. If all or any part of any Interest and Gross-Up Amount is not paid to a Noteholder because of the provisions of clause 3.4 or because of any applicable law, Westpac has no liability to pay such Interest and Gross-Up Amount to the Noteholder and the Noteholder has no claim (including, without limitation, on the winding up of Westpac) in respect of such non-payment. Non-payment of Interest and Gross-Up Amount to a Noteholder because of the provisions of clause 3.4, or because of any applicable law, does not constitute an event of default.

No interest accrues on any unpaid Interest and Gross-Up Amount, and the Noteholder has no claim or entitlement in respect of interest on any unpaid Interest and Gross-Up Amount.

3.6 Interest Payment Dates

Subject to this clause 3 and clauses 5 and 6, Interest and Gross-Up Amount is to be paid in respect of a Note in arrear on the following dates (each an **Interest Payment Date**):

(a) 30 June 2009 and thereafter 30 September, 31 December, 31 March and 30 June of each year until (and including) 30 June 2014;

(b) 30 September 2014 and thereafter, each 31 December, 31 March, 30 June and 30 September of each year commencing from (and including) 31 December 2014;

(c) the Redemption Date or Conversion Date (as the case may be) on which the Preference Share to which such Note is Stapled is to be Redeemed or Converted; and

(d) the date that the Note is repaid, in which case, the repayment date will constitute the last Interest Payment Date in respect of that Note .

3.7 Payment to Assignee

If Interest and Gross-Up Amount is not paid to Noteholders on an Interest Payment Date solely because of the application of the condition set out in clause 3.4(a)(ii), Westpac must pay an amount equal to that Interest and Gross-Up Amount to the Assignee as holder of the Note within 25 Business Days after that Interest Payment Date.

3.8 Payment following Capital Disqualification Event

On and from the occurrence of a Capital Disqualification Event:

(a) Westpac shall be obliged to pay in full Interest and Gross-Up Amount on the Notes on an Interest Payment Date and no Westpac Stopper Resolution shall be passed or if passed will be rescinded; and

(b) none of the conditions to payment of Interest and Gross-Up Amount (as set out in clause 3.4(a)(i), 3.4(a)(ii) and 3.4(a)(iii)) shall apply to stop payment in full of Interest and Gross-Up Amount on the Notes on an Interest Payment Date.

3.9 Record Dates

Interest and Gross-Up Amount is only payable on an Interest Payment Date to those persons on the Register of Noteholders on the Record Date for that Interest and Gross-Up Amount.

3.10 Withholding tax

(a) Westpac may deduct or withhold from any Interest and Gross-Up Amount payable the amount of any tax, duty or levy required by law to be deducted or withheld in respect of such amount.

(b) Subject to paragraph (c), if any such deduction or withholding has been made and the amount of the deduction or withholding accounted for by Westpac to the relevant revenue authority and the balance of the Interest and Gross-Up Amount payable has been paid to the relevant Noteholder, then the full amount payable to such Noteholder shall be deemed to have been duly paid and satisfied by Westpac. Westpac shall pay the full amount required to be deducted or withheld to the relevant revenue authority within the time allowed for such payment without incurring any penalty under the applicable law and shall, if required by any Noteholder, deliver to that Noteholder confirmation of the payment made to the revenue authority without delay after it is received by Westpac.

(c) If any such deduction or withholding has been made under a law of the United States or any jurisdiction other than Australia from which a Substituted Issuer acts in respect of the Notes or any political subdivision in or of the United States or such other jurisdiction (each a **Relevant Jurisdiction**) and where the deduction or withholding has not been made by reason of:

(i) the Noteholder, or the beneficial owner of the Stapled Securities or the Notes, having some connection with or being or having been engaged in any activity, trade or business in the Relevant

Jurisdiction other than being a Noteholder or the beneficial owner of the Stapled Securities or the Notes;

(ii) the Noteholder, or the beneficial owner of the Stapled Securities or the Notes, not complying with any statutory requirements or not having made a declaration of non-residence in, or other lack of connection with, the Relevant Jurisdiction or any similar claim for exemption;

(iii) stamp, estate or similar tax, duty or levy; or

(iv) any United States "backup" withholding tax.

Westpac, or a Substituted Issuer, as the case may be, shall pay such additional amounts as may be necessary so that the net amount of the Interest and Gross-Up Amount payment after such withholding or deduction will equal the amount that the Noteholder would have received without such withholding or deduction.

U.S. backup withholding tax may apply to payments on the Notes to a Holder unless an exemption is applicable. Westpac is not required to gross up for any such backup withholding tax.

4 Assignment Event

(a) Immediately following the occurrence of an Assignment Event, the following will automatically occur in relation to all Stapled Securities (except that where the Assignment Event involves the Redemption or Conversion of Preference Shares and not all Preference Shares are being Redeemed or Converted, the following will automatically occur only in relation to those Stapled Securities whose Preference Shares are to be Redeemed or Converted) in the following order:

(i) Westpac accepts the Noteholder's offer to assign the relevant Note to the Assignee;

(ii) the relevant Note will become Unstapled from the Preference Share to which it is Stapled in accordance with clause 2.2;

(iii) the Notes and all right, title and interest of the Noteholders in them are assigned to the Assignee on that date; and

(iv) all amounts payable in respect of the Note after the occurrence of an Assignment Event will be payable to the Assignee. For the avoidance of doubt, no amount is payable on any Interest Payment Date which occurs after an Assignment Event in respect of that Note to any person other than the Assignee, regardless of whether the Assignee was the holder of the Note on the relevant Record Date.

Westpac will make an announcement to ASX that the Assignee has taken an assignment of the relevant Note as soon as reasonably practicable.

If the foregoing provisions have automatically occurred in relation to some but not all Stapled Securities because some but not all Preference Shares are to be Redeemed or Converted, the foregoing provisions will have application on the occurrence of the next Assignment Event in relation to the remaining Stapled Securities.

(b) If despite clause 4(a), for any reason (including, without limitation, any insolvency or lack of capacity or title of the Noteholder, or a Noteholder not being bound by the offer to assign as contemplated by clause 2.4(c)) a Note is not validly assigned, then these Note Terms will apply as if the assignment had been effective, and in particular the assignor will cease to have any right, title or interest in respect of the Note, and Westpac will make all payments to the Assignee to the exclusion of the assignor. The obligations of Westpac under each Note are conditional upon the assignment of that Note under this clause 4 being effective, and on each holder of the Note being bound by the offer of assignment of the Note to the Assignee as contemplated by clause 2.4(c).

5 Repayment and payment on winding-up

5.1 Repayment after Assignment Event Date

Westpac may repay to the Assignee the Issue Price and all other amounts owing on the Notes at any time after the Assignment Event Date.

5.2 Amount payable on winding-up, debt subordination

(a) Subject to clauses 5.4 and 6.1, if there is a winding-up of Westpac, Noteholders will be entitled to receive out of the assets of Westpac available for distribution to holders of shares and securities of Westpac, in respect of each Note held, an amount of cash (**Note Liquidation Sum**) equal to the sum of:

(i) the Issue Price; and

(ii) the amount of any Interest and Gross-Up Amount due but unpaid at the date of commencement of the winding-up,

before any return of capital is made to holders of Ordinary Shares or any other class of shares or securities of Westpac ranking behind Notes.

(b) Subject to clauses 5.4 and 6.1, in a winding-up of Westpac:

(i) if a Noteholder receives or otherwise obtains the benefit of any cash, property, securities or other proceeds on account of a claim in respect of a Note (**Note Proceeds**) in excess of its entitlement under this clause 5.2, it must ensure that any such Note Proceeds in excess of its entitlement are forthwith paid or delivered to the liquidator;

(ii) the Noteholder must pay in full all liabilities it owes to Westpac before it may receive or otherwise have the benefit of any Note Proceeds and, to the maximum extent permitted by applicable law, waives any right to set off any such liability against its claim in respect of the Notes; and

(iii) the Noteholder must not exercise its voting rights as a creditor in the winding-up of Westpac until after all Senior Creditors have been paid in full (including in respect of any entitlement to interest under section 563B of the Corporations Act) or otherwise in a manner inconsistent with the subordination contemplated by this clause.

(c) The provisions of this clause 5.2 are a debt subordination for the purposes of section 563C of the Corporations Act.

(d) Nothing in this clause 5.2 shall be taken to:

(i) create a charge or security interest on or over any right of a Noteholder; or

(ii) require the consent of any Senior Creditor to any amendment to this clause 5.2.

(e) No right of any present or future Senior Creditor to enforce the subordination as provided in this clause 5.2 will be prejudiced or impaired by any act or failure to act on the part of Westpac or by any act or failure to act in good faith by any Senior Creditor or by any non-compliance by Westpac with these Note Terms, regardless of any knowledge of non-compliance which any Senior Creditor may have or be taken to have.

5.3 Shortfall on winding-up

Subject to clauses 5.4 and 6.1, if, on a winding-up of Westpac, there are insufficient funds to pay in full the Note Liquidation Sum and the amounts payable in respect of any other shares or securities in Westpac ranking equally with Notes on a winding-up of Westpac, Noteholders and the holders of any such other shares and securities will share in any distribution of assets of Westpac in proportion to the amounts to which they are entitled respectively.

5.4 Payment on winding-up to be made to Assignee

All amounts payable under clauses 5.2 and 5.3 must be paid to the Assignee.

6 Ranking and other matters

6.1 Ranking on winding-up

All indebtedness of Westpac in respect of the Notes (including principal and Interest) will rank upon a winding-up of Westpac:

(a) senior to Ordinary Shares;

(b) senior to any Junior Ranking Capital Securities;

(c) equally among themselves and with all other Equal Ranking Capital Securities;

(d) junior to, equally with or senior to any other notes Westpac may issue, as may be designated in the terms of issue for such notes; and

(e) junior to, and is conditional on the prior payment in full of, the claims of all Senior Creditors (including in respect of any entitlement to interest under section 563B of the Corporations Act).

6.2 Limitation on Noteholders' rights

In a winding up or liquidation of Westpac, the rights of the Noteholders against Westpac under the Notes are conditional upon payment in full of all claims which under clause 6.1 rank senior to them, and if any Noteholder receives in respect of any Note any amount before payment in full of such claims, it shall hold that amount on trust for the liquidator.

6.3 Not deposit liabilities

Notes are not deposit liabilities of Westpac and are not subject to the depositor protection provisions of Australian banking legislation. The Notes do not constitute deposits of Westpac's New York branch and are not insured or guaranteed by the United States Federal Deposit Insurance Company or any other governmental agency or compensation scheme of Australia, the United States or any other jurisdiction.

6.4 Further issues

Westpac reserves the right to issue further Notes, other notes, preference shares or any other Capital Security, which rank senior to, equally with or behind existing Notes, whether in respect of principal, interest or any other amount on a winding-up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing Notes.

6.5 No set-off

A Noteholder has no right to set off any amounts owing by it to Westpac against any amounts owed by Westpac to the Noteholder under these Note Terms.

6.6 No other rights

(a) Notes do not confer on Noteholders any right to participate in profits or property of Westpac except as set out in these Note Terms.

(b) Notes do not confer on Noteholders any right to subscribe for new securities in Westpac or to participate in any bonus issues of shares in Westpac's capital.

6.7 No winding-up

A Noteholder must not in its capacity as a Noteholder:

(a) issue any demand under section 459E(1) of the Corporations Act (or any analogous provision under any other law) against Westpac;

(b) apply for or take any step for the purpose of obtaining the winding-up, dissolution or other insolvency administration of Westpac;

(c) levy or enforce any distress or other execution to, on, or against any assets of Westpac;

(d) apply for or take any step for the appointment by a court of a liquidator, receiver, receiver and manager or similar officer to any of the assets of Westpac;

(e) do anything analogous to any of the above or take proceedings for any of the above.

6.8 Time limit for claims

A claim against Westpac for payment under these Note Terms is void unless made within five years of the due date for payment.

7 Amendment of these Note Terms

7.1 Amendment without consent

Subject to complying with all applicable laws, and with APRA's prior written approval (except in the case of paragraph (a)(iii) below), Westpac may, without the authority, assent or approval of the Noteholders, amend these Note Terms:

(a) if Westpac is of the opinion that the amendment is:

(i) of a formal, minor or technical nature;

(ii) made to cure any ambiguity;

(iii) made to correct any manifest error;

(iv) expedient for the purpose of enabling the Notes or the Stapled Securities to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and it is otherwise not considered by Westpac to be materially prejudicial to the interests of Noteholders or holders of Stapled Securities as a whole; or

(v) necessary to comply with the provisions of any statute, the requirements of any statutory authority, the ASX Listing Rules or the listing or quotation requirements of any stock exchange on which the Notes or the Stapled Securities are quoted;

(b) generally, in any case where such amendment is considered by Westpac not to be materially prejudicial to the interests of Noteholders or holders of Stapled Securities as a whole.

7.2 Amendment with consent

Without limiting clause 7.1, Westpac may, with APRA's prior written approval, amend these Note Terms if the amendment has been approved by a Special Resolution of Noteholders.

7.3 Meanings

In this clause **amend** includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

8 Substitution of issuer of Notes

8.1 Substitution of Westpac

Westpac may, without the consent of the Noteholders, substitute for itself any member of the Westpac Group (which may be incorporated in any country) or any branch of Westpac as the debtor in respect of the Notes (**Substituted Issuer**) by giving notice to the Noteholders, provided that:

(a) Westpac and the Substituted Issuer have entered into all documents which are necessary to give effect to the substitution and under which the Substituted Issuer has undertaken in favour of the Noteholders to be bound by the Note Deed Poll and these Note Terms, as the debtor in respect of the Notes in place of Westpac (or of any previous substitute under this clause 8);

(b) the Substituted Issuer and Westpac have obtained all necessary authorisations, regulatory and governmental approvals and consents for such substitution and for the performance by the Substituted Issuer of its obligations as the debtor under the Notes and the documents effecting the substitution;

(c) the issue and performance of the Notes is not illegal in the jurisdiction in which the Substituted Issuer is located;

(d) if applicable, the Substituted Issuer has appointed a process agent as its agent to receive service of process on its behalf in relation to any legal proceedings in connection with the Notes;

(e) the substitution of the Substituted Issuer does not give rise to any of the events or circumstances set out in paragraphs (c) to (e) of the term "Tax Event" (as defined in the Preference Share Terms);

(f) the Substituted Issuer has, in the reasonable opinion of Westpac, the financial capacity to satisfy its obligations under the Note Deed Poll and these Note Terms.

8.2 Substituted Issuer's rights and obligations under documents

Upon any substitution under clause 8.1:

(a) the Substituted Issuer succeeds to, and is substituted for, Westpac under the Notes in respect of all of Westpac's obligations, with the same rights and obligations as if the Substituted Issuer had been named as Westpac in the Note Deed Poll and these Note Terms;

(b) Westpac is released from its obligations under the Notes, these Note Terms and the Note Deed Poll; and

(c) references in these Note Terms and the Note Deed Poll to Westpac are taken, where the context so requires, to be or include references to any such Substituted Issuer.

8.3 Further substitutions

After a substitution under clause 8.1, the Substituted Issuer may, with the prior written consent of Westpac, effect a further substitution (including to Westpac or a previous Substituted Issuer). All the provisions specified in clauses 8.1, 8.2 and 8.4 will apply (with necessary changes).

8.4 Notice of substitution

Westpac or any Substituted Issuer must notify the Noteholders of the particulars of any substitution under this clause 8 in writing as soon as practicable after the substitution.

9 Payments

(a) Any interest or other money payable on or in respect of the Notes must be paid:

(i) in Australian dollars only; and

(ii) free of any set off, deduction or counter claim except as required by law.

(b) All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Noteholder's aggregate holding of Notes, any fraction of a cent will be disregarded.

(c) If the date scheduled for any payment under these Note Terms is not a Business Day, then the payment will be made on the next Business Day (and without any interest or other payment in respect of such delay).

(d) Westpac may pay a person entitled to any Interest and Gross Up Amount or other amount payable in respect of a Note by:

(i) crediting an account nominated in writing by that person;

(ii) cheque made payable to the person, sent to the address of that person as notified to Westpac by that person; or

(iii) any other manner as Westpac determines.

(e) Westpac may send a cheque referred to in clause 9(d)(ii), if relevant, to:

(i) the address in the Register of the Noteholder;

(ii) if that Note is jointly held, the address in the Register of the Noteholder named first in the Register in respect of the Note; or

(iii) any other address which that person directs in writing.

(f) If Westpac decides to make a payment by electronic or other means determined under clause 9(d)(iii) and an account is not nominated by the Noteholder or joint Noteholder, Westpac may hold the amount payable in a separate account of Westpac until the Noteholder or joint Noteholder nominate an account, without any obligation to pay interest, and the amount so held is to be treated as having been paid to the Noteholder or joint Noteholder at the time it is credited to that separate account of Westpac.

(g) All amounts payable but unclaimed may be invested by the Westpac Directors as they think fit for the benefit of Westpac until claimed or until required to be dealt with in accordance with any law relating to unclaimed monies.

(h) Westpac, in its absolute discretion, may withhold payment to a Noteholder where it is required to do so under any applicable law, including any law prohibiting dealings with terrorist organisations or money laundering, or any other type of sanction, or where it has reasonable grounds to suspect that the Noteholder may be subject to any such law or sanction or involved in acts of terrorism or money laundering, and may deal with such payment and the Noteholder's Notes in accordance with such applicable law or the requirements of any relevant government or

regulatory authority. Westpac shall not be liable for any costs or loss suffered by a Noteholder in exercising its discretion under this clause, even where a Noteholder later demonstrates that they were not subject to such law or sanction.

10 Notices

10.1 Service of notices

(a) A notice may be given by Westpac to any Noteholder, or in the case of joint holders of Notes to the Noteholder whose name appears first in the Register of Noteholders, personally, by leaving it at the Noteholder's registered address or by sending it by prepaid post (airmail if posted to a place outside Australia) to the Noteholder's registered address or facsimile transmission to the fax number of the Noteholder last notified to Westpac or, in any case, by other electronic means determined by Westpac. If the notice is signed, the signature may be original or printed.

(b) A notice given by a Noteholder to Westpac must:

(i) be in writing and signed by a person duly authorised by the sender; and

(ii) be left at, or sent by prepaid post (airmail if posted from a place outside Australia) to the address below or the address last notified by Westpac, or sent by a facsimile transmission to the fax number below or the fax number last notified by Westpac:

Westpac Banking Corporation
Level 20, Westpac Place
275 Kent Street
Sydney NSW 2000

Attention: Company Secretary
Fax No: (02) 8253 1215

10.2 When notice considered to be received

Any notice is taken to be received:

(a) if served personally or left at the intended recipient's address, when delivered;

(b) if sent by post, on the third day (or, if posted to or from a place outside Australia, sixth day) after the envelope containing the notice is posted; and

(c) if sent by facsimile or other electronic transmission, on production of a report by the machine or other system by which the transmission is sent indicating that the transmission has been made in its entirety to the correct fax number or other transmission address and without error,

but if the result is that a notice would be taken to be given or made on a day that is not a business day in the place to which the notice is sent or is later than 5.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next Business Day in that place.

10.3 Notice to transferor binds transferee

Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any Note is bound by every notice which, prior to the person's name and address being entered in the Register of Noteholders in respect of the Note, was properly given to the person from whom the person derived title to that Note.

10.4 Service on deceased Noteholder

A notice served in accordance with this clause 10 is (despite the fact that the Noteholder is then dead and whether or not Westpac has notice of the Noteholder's death) considered to have been properly served in respect of any Note, whether held solely or jointly with other persons by the Noteholder, until some other person is registered in the Noteholder's place as the Noteholder or joint Noteholder. The service is sufficient service of the notice or document on the Noteholder's personal representative and any persons jointly interested with the Noteholder in the Note.

10.5 Non-receipt of notice by a Noteholder

The non-receipt of a notice by a Noteholder or an accidental omission to give notice to a Noteholder will not invalidate the giving of that notice either in respect of that Noteholder or generally.

11 Governing law

These Note Terms are governed by the laws of New South Wales, Australia. Each party irrevocably submits to the exclusive jurisdiction of the courts of New South Wales, and agrees that it will not object to the venue or claim that the relevant action or proceedings have been brought in an inconvenient forum.

12 Definitions and interpretation

12.1 Definitions

The following words and expressions in bold have these meanings in these Note Terms unless the contrary intention appears or the context otherwise requires.

ADI means Westpac.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any authority succeeding to its powers and responsibilities.

Assignee means Westpac or any other entity nominated by Westpac (with the prior written approval of APRA) that is deemed to be part of the Extended Licensed Entity.

Assignment Event in respect of a Stapled Security means the earliest of any of the following dates or events to occur after the issue of Preference Shares comprising part of the Stapled Securities:

(a) the date Westpac selects in its absolute discretion as the Assignment Event Date by announcement to ASX in which announcement such date is specified, which Assignment Event will apply in respect of all Stapled Securities;

(b) the appointment by APRA of a statutory manager to Westpac pursuant to subsection 13A(1) of the *Banking Act 1959*, which Assignment Event will apply in respect of all Stapled Securities;

(c) the Conversion Date on which Preference Shares comprising the relevant Stapled Securities Convert, immediately prior to the Conversion taking effect, which Assignment Event will apply in respect of those relevant Stapled Securities only;

(d) the Redemption Date on which Preference Shares comprising the relevant Stapled Securities are Redeemed, immediately prior to the Redemption taking effect, which Assignment Event will apply in respect of those relevant Stapled Securities only;

(e) the 21st Business Day after an Interest Payment Date, where Westpac has not paid in full Interest and Gross-Up Amount on the Notes within 20 Business Days of that Interest Payment Date, which Assignment Event will apply in respect of all Stapled Securities;

(f) the occurrence of an Event of Default, which Assignment Event will apply in respect of all Stapled Securities.

Assignment Event Date means the date on which the Notes are assigned to the Assignee in accordance with clause 4. There can be more than one Assignment Event Date if an Assignment Event occurs because some but not all Preference Shares are to be Redeemed or Converted in respect of an Assignment Event.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of ASTC from time to time with any modifications or waivers in their application to Westpac, which ASX may grant.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX from time to time with any modifications or waivers in their application to Westpac, which ASX may grant.

ASX Market Rules means the operating rules of ASX from time to time.

Bank Bill Rate has the meaning given to that term in clause 3.1.

Bookbuild means the process conducted by Westpac or its agents before the opening of the offer of the Stapled Securities whereby certain institutional investors and brokers lodge bids for Stapled Securities and, on the basis of those bids, Westpac determines the Note Margin.

Business Day means a business day as defined in the ASX Listing Rules.

Capital Disqualification Event means:

(a) the Stapled Securities are not eligible for inclusion in Westpac's Tier 1 Capital on a Level 1 or Level 2 basis (except where such non-inclusion results by reason only of any applicable limitation on the amount or composition of Westpac's Tier 1 Capital); and

(b) APRA has confirmed to Westpac in writing that the Stapled Securities are not eligible for inclusion in Westpac's Tier 1 Capital on a Level 1 or Level 2 basis.

Capital Securities means shares or any equity, hybrid or subordinated debt capital security (whether comprised of one or more instruments) issued by Westpac, excluding the Notes. **Capital Security** has the corresponding meaning.

Conversion, **Convert** and **Converted** have the meanings given in the Preference Share Terms.

Conversion Date has the meaning given to that term in the Preference Share Terms.

Corporations Act means the *Corporations Act 2001* (Cth).

Distributable Profits means the lesser of Level 1 Distributable Profits and Level 2 Distributable Profits.

Dividend has the meaning given to that term in the Preference Share Terms.

Dividend Gross-Up Amount has the meaning given to the term "Gross-Up Amount" in the Preference Share Terms.

Equal Ranking Capital Securities means:

(a) in the case of a dividend, distribution or interest in respect of the Capital Security, a Capital Security (including TPS 2003 Debentures, TPS 2004 Debentures, TPS 2006 Notes and SPS 2008 Notes) which ranks for payment of the dividend, distribution or interest equally with Notes; and

(b) in the case of redemption or repayment of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security (including TPS 2003 Debentures, TPS 2004 Debentures, TPS 2006 Notes and SPS 2008 Notes) which ranks equally with Notes for repayment or a return of capital if Westpac is wound up.

Event of Default means:

(a) an administrator, liquidator, receiver, receiver and manager or other controller of Westpac is appointed;

(b) except for the purpose of a solvent reconstruction or amalgamation:

(i) an application or an order is made, proceedings are commenced, a resolution is passed or proposed in a notice of meeting, an application to a court or other steps are taken for:

(A) the winding up, dissolution or other insolvency administration of Westpac; or

(B) Westpac entering into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them,

(other than frivolous or vexatious applications, proceedings, notices and steps); or

(ii) Westpac ceases or suspends the conduct of all of its business; or

(c) in relation to all or substantially all of the assets of Westpac, there is:

(i) appointed a receiver, receiver and manager or similar officer;

(ii) a security interest enforced over those assets.

Extended Licensed Entity means the ADI and any subsidiary of the ADI that APRA has deemed to be part of the ADI itself for the purposes of measuring the ADI's exposures to related entities, as specified in the guidelines, policy statements and practice notes or other equivalent statements of APRA which are applicable to the ADI.

Face Value has the meaning given to that term in the Preference Share Terms.

Franking Rate has the meaning given to that term in clause 3.3.

Gross-Up Amount has the meaning given to that term in clause 3.3.

Initial Purchaser means Macquarie Group Holdings New Zealand Limited.

Interest has the meaning given to that term in clause 3.1.

Interest Payment Date has the meaning given to that term in clause 3.6 whether or not Interest and Gross-Up Amount is paid on that date.

Interest Period has the meaning given to that term in clause 3.1.

Interest Rate has the meaning given to that term in clause 3.1.

Issue Price has the meaning given to that term in clause 1.2.

Junior Ranking Capital Securities means:

(a) in the case of a dividend, distribution or interest in respect of the Capital Security, a Capital Security which ranks for payment of the dividend, distribution or interest behind Notes; and

(b) in the case of redemption or repayment of, reduction of capital on, cancellation of or acquisition of the Capital Security, a Capital Security which:

(i) is, or is expressed to be, subordinated on a winding-up of Westpac to the claims of Noteholders; or

(ii) ranks behind Notes for repayment or a return of capital if Westpac is wound up.

Level 1 and **Level 2** means those terms as defined by APRA from time to time.

Level 1 Distributable Profits means:

(a) the aggregate of the consolidated profits after tax of Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 1 basis (calculated before any dividends or distributions on Westpac's Upper Tier 2 Capital and Tier 1 Capital (on a Level 1 basis)) for the immediately preceding two six-monthly financial periods for which results have been publicly announced (or such other amount as determined by APRA in its discretion to be appropriate in Westpac's circumstances for the purposes of paying dividends or distributions on Westpac's Upper Tier 2 and Tier 1 Capital on a Level 1 basis), less

(b) the aggregate amount of dividends or distributions paid or payable by Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 1 basis, on its Upper Tier 2 Capital and Tier 1 Capital in the twelve months to and including the applicable Interest Payment Date, but excluding:

(i) dividends or distributions paid or payable to a member of the Level 1 group; and

(ii) dividends or distributions payable in relation to the Stapled Securities on the applicable Interest Payment Date.

Level 2 Distributable Profits means:

(a) the aggregate of the consolidated profits after tax of Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 2 basis (calculated before any dividends or distributions on Westpac's Upper Tier 2 Capital and Tier 1 Capital (on a Level 2 basis)) for the immediately preceding two six-monthly financial periods for which results have been publicly announced (or such other amount as determined by APRA in its discretion to be appropriate in Westpac's circumstances for the purposes of paying dividends or distributions on Westpac's Upper Tier 2 and Tier 1 Capital on a Level 2 basis), less

(b) the aggregate amount of dividends or distributions paid or payable by Westpac, its subsidiaries and other entities whose financial results are required to be consolidated with Westpac on a Level 2 basis, on Upper Tier 2 Capital and Tier 1 Capital in the twelve months to and including the applicable Interest Payment Date, but excluding:

(i) dividends or distributions paid or payable to a member of the Level 2 group; and

(ii) dividends or distributions payable in relation to the Stapled Securities on the applicable Interest Payment Date.

Marketable Parcel has the meaning given to it in the ASX Market Rules.

Note means the note of the form set out in clause 1.1 issued by Westpac under the Note Deed Poll.

Note Deed Poll means the deed poll executed by Westpac on or about 20 February 2009.

Noteholder means a person entered on the Register of Noteholders as the holder of a Note, but excludes the Assignee for the purpose of clause 3.5 and clause 3.7.

Note Issue Date means the date on which Notes are issued, which is expected to be on or about 31 March 2009.

Note Liquidation Sum has the meaning given to that term in clause 5.2(a).

Note Margin has the meaning given to that term in clause 3.1.

Note Terms means these terms of issue of Notes.

Ordinary Share means a fully paid ordinary share in the capital of Westpac.

Preference Share means fully paid, unsecured, perpetual, non-cumulative preference shares in the capital of Westpac having the terms set out in the Preference Share Terms and designated as "2008 Series II Preference Shares".

Preference Share Terms means the terms of issue of the Preference Shares.

Record Date means for payment of Interest and Gross-Up Amount, the date which is 7 calendar days before the Interest Payment Date for that Interest and Gross-Up Amount or such other date as may be required by ASX and adopted by Westpac.

Redemption, Redeem and **Redeemed** have the meanings given in the Preference Share Terms.

Redemption Date has the meaning given in the Preference Share Terms.

Register of Noteholders means the register of the holders of Notes maintained by Westpac or its agent and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASTC.

Register of Shareholders means the register of the holders of Preference Shares maintained by Westpac or its agent and includes any subregister established and maintained under the Clearing House Electronic Subregister System operated by ASTC.

Senior Creditors means all creditors of Westpac (present and future), including depositors of Westpac and all holders of Westpac's senior or subordinated debt:

(a) whose claims are admitted in the winding-up of Westpac; and

(b) whose claims are not made as holders of indebtedness arising under:

(i) an Equal Ranking Capital Security; or

(ii) a Junior Ranking Capital Security.

Special Resolution has the meaning given to that term in clause 1.9(a) of schedule 2 of the Note Deed Poll.

SPS 2008 Notes means the notes issued by Westpac under the note deed poll dated 18 June 2008.

Stapled means the state that results from Stapling.

Stapled Security means a Preference Share Stapled to a Note.

Stapling means the linking together of a Preference Share to a Note together with the restrictions on transfers of Notes and Preference Shares in clauses 2.1 and 2.4 of these Note

Terms and clauses 2.1 and 2.4 of the Preference Share Terms.

Substituted Issuer has the meaning given to that term in clause 8.1.

Tax Act means:

(a) the *Income Tax Assessment Act 1936* (Cth) or the *Income Tax Assessment Act 1997* (Cth) as the case may be and a reference to any section of the *Income Tax Assessment Act 1936* (Cth) includes a reference to that section as rewritten in the *Income Tax Assessment Act 1997* (Cth); and

(b) any other law setting the rate of income tax payable; and

(c) any regulation made under such laws.

Tax Rate has the meaning given to that term in clause 3.1.

Tier 1 Capital means at any time any equity, debt or hybrid so described by APRA.

TPS 2003 Debentures means the securities issued under Westpac's Junior Subordinated Indenture dated 13 August 2003 as supplemented by the Supplemental Indenture No 1 dated 13 August 2003.

TPS 2004 Debentures means the securities issued under Westpac's Junior Subordinated Indenture dated 13 August 2003 as supplemented by the Supplemental Indenture No 2 dated 5 April 2004.

TPS 2006 Notes means the notes issued by Westpac under the Note Deed between Westpac and Westpac Funds Management Limited dated 10 May 2006.

Unstapled means:

(a) in relation to a Note, not being Stapled to a Preference Share; and

(b) in relation to a Preference Share, not being Stapled to a Note.

Upper Tier 2 Capital means at any time any equity, debt or hybrid so described by APRA.

Westpac means Westpac Banking Corporation (ABN 33 007 457 141).

Westpac Directors means some or all of the directors of Westpac acting as a board.

Westpac Group means Westpac and its controlled entities.

Westpac Stopper Resolution means a resolution of the Westpac Directors or an authorised committee of the Westpac Directors not to pay in full any Interest and Gross-Up Amount on any Interest Payment Date.

12.2 Interpretation

In addition to the following rules of interpretation which apply in these Note Terms, the interpretation provisions in the Note Deed Poll apply in these Note Terms, unless the contrary intention appears or the context otherwise requires.

(a) Unless otherwise specified, a reference to a clause is a reference to a clause of these Note Terms.

(b) If a calculation is required under these Note Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(c) If a payment is required to be made under these Note Terms, unless the contrary intention is expressed, the payment will be made in Australian dollars only.

(d) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to Westpac only if Westpac is an entity, or the holding company of an entity, subject to regulation and supervision by APRA at the relevant time.

(e) Any provisions in these Note Terms requiring the prior written approval by APRA for a particular course of action to be taken by Westpac do not imply that APRA has given its consent or approval to the particular action as of the Note Issue Date.

(f) Headings and boldings are for convenience only and do not affect the interpretation of these Note Terms.

(g) The singular includes the plural and vice versa.

(h) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(i) If an event under these Note Terms must occur on a stipulated day which is not a Business Day, then the event will be done on the next Business Day.

(j) A reference to $, dollars or cents is a reference to the lawful currency of Australia. A reference to time in these Note Terms is a reference to Sydney, New South Wales, Australia time.

(k) Calculations, elections and determinations made by Westpac under these Note Terms are binding on Noteholders in the absence of manifest error.

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Application form

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Pin cheque(s) and Supporting Documentation here (do not staple)

Westpac

WESTPAC BANKING CORPORATION (WESTPAC)
ABN 33 007 457 141 AFSL No. 233714

Broker Code

Adviser Code

Broker stamp

Westpac SPS II Offer – Broker Firm Application Form

This Broker Firm Application Form is for Westpac SPS II as outlined in the Prospectus. Capitalised words and certain terms used in this Broker Firm Application Form have meanings given to them in the Prospectus.

Broker Firm Applicants who are Eligible St.George Hybrid Holders who wish to reinvest the St.George Hybrid redemption proceeds of all or part of their St.George Hybrids in Westpac SPS II must not complete this form – a blue Reinvestment Application Form should be completed.

Westpac SPS II will only be issued on receipt of a correctly completed Broker Firm Application Form accompanying the Prospectus together with your Application Payment and **Supporting Documentation** – refer overleaf for further details.

The Prospectus contains important information about investing in Westpac SPS II and you should read it in full before applying for Westpac SPS II. Any person who gives another person access to this Broker Firm Application Form must also give that other person access (at the same time and by the same means) to the Prospectus.

You must complete all the information required in this Broker Firm Application Form for your Application to be processed.

CHESS HIN (if you want to add this holding to a specific CHESS holding, write the number here)

A X

Number of Westpac SPS II applied for | Issue Price per Westpac SPS II | Full Application Payment

B at **A$100.00** **C** A$ 0 0

(minimum 50 Westpac SPS II, thereafter in multiples of 10 Westpac SPS II)

PLEASE COMPLETE YOUR DETAILS BELOW (refer overleaf for correct forms of registrable names)
The information provided by you in this Broker Firm Application Form is required to process your Application, to administer any Westpac SPS II you are Allocated and to ensure compliance with relevant Anti-Money Laundering obligations. If you do not provide all of the information required in this Broker Firm Application Form, your Application may not be processed.

Please note the addresses provided in Section D will not be used to amend the holding details of your HIN in Section A, if you have completed Section A.

D

Applicant # 1 – Surname/Company Name | Date of Birth

Title | First Name | Middle Name

ABN/ACN (if applicable)

Residential Street Address or Registered Office Street Address **(do not use a PO Box or C/-Address)** – Please note all communications will be mailed to the person(s) and address listed as the first Applicant.

If you are a nominee or custodian, the registered address required is that of the nominee or custodian.

Unit Number/Level | Street Number | Street Name

Suburb/City or Town | State | Postcode

Joint Applicant #2 – Surname/Company Name | Date of Birth

Title | First Name | Middle Name

ABN/ACN (if applicable)

Residential Street Address or Registered Office Street Address **(do not use a PO Box or C/-Address)**

Unit Number/Level | Street Number | Street Name

Suburb/City or Town | State | Postcode

WBCPA IPO001

Joint Applicant #3 – Surname/Company Name Date of Birth

Title First Name Middle Name

ABN/ACN (if applicable)

Residential Street Address or Registered Office Street Address **(do not use a PO Box or C/-Address)**
Unit Number/Level Street Number Street Name

Suburb/City or Town State Postcode

Account Designation
Designated account e.g. <Super Fund>

E

Applicants applying as a Trustee of a Trust/Deceased Estate/Custodian – provide name of Trust (e.g. name of Super Fund, Estate or Custodial client)

Are you applying for these securities on behalf of another person? (e.g. are you applying as a nominee?) *Please tick box*

F YES NO

If you answered YES, please provide name and address of the person on whose behalf you are applying. If you are applying on behalf of more than one person, please attach a list of names, addresses and dates of birth of all those persons.
Surname Date of Birth

Title First Name Middle Name

Residential Street Address or Registered Office Street Address **(do not use a PO Box or C/-Address)**
Unit Number/Level Street Number Street Name

Suburb/City or Town State Postcode

Telephone Number where you can be contacted during Business Hours Contact Name (PRINT) Email

G

LODGEMENT INSTRUCTIONS

Broker Firm Offer: The Closing Date for the Broker Firm Offer is expected to be 10:00am (Sydney Time) on 27 March 2009 (except for Broker Firm Applicants reinvesting St.George Hybrid redemption proceeds). You must return your grey Broker Firm Application Form, Application Payment and Supporting Documentation directly to the Syndicate Broker who offered you a Broker Firm Allocation, in accordance with their instructions, and **NOT** to the Registry or Westpac. Completed grey Broker Firm Application Forms, Application Payments and Supporting Documentation must be received by the Syndicate Brokers in sufficient time for the Syndicate Broker to process that Application by the Closing Date. This grey Broker Firm Application Form cannot be completed electronically – it must be downloaded and printed.

PLEASE ENSURE THAT YOUR BROKER FIRM APPLICATION FORM IS COMPLETED CORRECTLY AND IT IS ACCOMPANIED BY YOUR APPLICATION PAYMENT AND RELEVANT SUPPORTING DOCUMENTATION. *REFER OVERLEAF FOR FURTHER DETAILS.*

Guide to the Broker Firm Application Form

A CHESS participant

Westpac will apply to ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd. In CHESS, Westpac will operate an electronic CHESS sub-register of securityholdings and an electronic issuer-sponsored sub-register of securityholdings. Together, the two sub-registers will make up Westpac's principal register of Westpac SPS II. Westpac will not be issuing certificates to Applicants in respect of Westpac SPS II Allocated. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold Westpac SPS II Allocated to you under this Application on the CHESS sub-register, enter your CHESS Holder Identification Number (HIN).

Westpac SPS II will only be issued under an existing CHESS HIN if your full name and residential or registered office street address on this Broker Firm Application Form are identical to your CHESS registration details. If your CHESS registration details are not identical, you will not be able to include any Westpac SPS II allocated to you on your existing CHESS HIN. Instead, you will be issued with an issuer-sponsored holding for any Westpac SPS II allocated to you. Once Westpac SPS II have been issued, you may be able to combine your Westpac SPS II holding with your existing CHESS sponsored holdings by contacting your broker.

B Number of Westpac SPS II applied for

Please enter the number of Westpac SPS II you wish to apply for. The Application must be for a minimum of 50 Westpac SPS II ($5,000) and thereafter in multiples of 10 Westpac SPS II ($1,000). You may be issued all of the Westpac SPS II applied for or a lesser number.

C Application payment

Enter the amount of your Application Payment. To calculate the amount, multiply the number of Westpac SPS II by the Issue Price (A$100). Amounts should be in Australian dollars. Please ensure you enclose your Application Payment equalling this amount with your Application.

Broker Firm Applicants must contact their Syndicate Broker from whom they received their firm allocation for instructions on how to submit their Broker Firm Application Form, Application Payment and Supporting Documentation.

Do not send your completed Broker Firm Application Form, Application Payment and Supporting Documentation to the Registry or to Westpac.

D Applicant name(s) and registered address

If you are an individual Applicant or individuals making a joint Application, you must enter your full name as shown on your Supporting Documentation (e.g. passport or driver's licence). Up to three joint Applicants may register. If you are applying on behalf of a company, partnership, trust or superannuation fund you must enter the full title, not abbreviations, as shown on your Supporting Documentation (e.g. certificate of registration, partnership agreement, trust deed).

Enter your Australian Business Number (ABN) or Australian Company Number (ACN). Where applicable, please enter the ABN or ACN for each joint Applicant.

Enter your residential street or registered office street address for all correspondence. All communications to you from Westpac and the Registry will be mailed to the person and address listed as the first Applicant.

E Account designation

If you are applying as trustee of a trust, or executor of a deceased estate, or custodian, enter the name of the trust, deceased estate or custodial client in the account designation field.

F Applying on behalf of another person

Please indicate by ticking the appropriate box, whether you are applying on behalf of another person (e.g. applying as a nominee). If you are applying on behalf of another person, you must provide the name, address and date of birth of the person on whose behalf you are applying in the space provided.

G Contact details

Enter your contact details. This will assist us if we need to contact you about your Application or to administer any Allocation of Westpac SPS II you receive.

Privacy Statement

Link Market Services Limited advises that once you become a Westpac SPS II Holder, Chapter 2C of the Corporations Act requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to Westpac. Please refer to Section 8.10 of the Prospectus for details about the collection, holding and use of your personal information by Westpac. You can obtain access to your personal information by contacting Link on 1300 139 843. Link's privacy policy is available on its website (www.linkmarketservices.com.au).

Correct forms of registrable name(s) and Supporting Documentation

Note that ONLY legal entities are allowed to hold Westpac SPS II. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. Full name including first, middle (if applicable) and surname is required for each natural person. The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable name(s) below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration	Supporting Documentation
Individual Use given names in full, not initials	Mrs Katherine Clare Edwards	K C Edwards	Copy of official photographic identification issued by an Australian government agency, which includes date of birth (e.g. passport/driver's licence)
Company Use Company's full title, not abbreviations	Liz Biz Pty Ltd	Liz Biz P/L or Liz Biz Co.	Copy of certificate of registration
Joint Holdings Use full and complete names	Mr Peter Paul Tranche & Ms Mary Orlando Tranche	Peter Paul & Mary Tranche	As for individual – each applicant must provide
Trusts Use the trustee(s) personal name(s)	Mrs Alessandra Herbert Smith <Alessandra Smith A/C> XYZ Custodian Limited <A Smith A/C>	Alessandra Smith Family Trust Alessandra Smith Nominee Account	Copy of trust deed/custody agreement If the trustee is a company please also provide a copy of Certificate of Registration
Superannuation Funds Use the name of the trustee of the fund	XYZ Pty Ltd <Super Fund A/C>	XYZ Pty Ltd Superannuation Fund	Copy of trust deed
Deceased Estates Use the executor(s) personal name(s)	Ms Sophia Garnet Post & Mr Alexander Traverse Post <Est Harold Post A/C>	Estate of late Harold Post or Harold Post Deceased	Copy of will/probate
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mrs Sally Hamilton <Henry Hamilton>	Master Henry Hamilton	Copy of document evidencing trust
Partnerships Use the partners' personal names	Mr Frederick Samuel Smith & Mr Samuel Lawrence Smith <Fred Smith & Son A/C>	Fred Smith & Son	Copy of partnership deed
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s)	Mr Alistair Edward Lilley <Vintage Wine Club A/C>	Vintage Wine Club	As for individual – each applicant must provide

Put the name(s) of any joint Applicant(s) and/or account description using < > as indicated above in designated spaces at Sections C and D on the Application Form.

Declarations and acknowledgements

By returning this grey Broker Firm Application Form, Application Payment and Supporting Documentation, I/we:

- agree to become a member of Westpac and to be bound by the terms of Westpac's Constitution, the Preference Share Terms, the Note Deed Poll (including the Note Terms) and the terms and conditions of the Offer;
- acknowledge having personally received a printed or electronic copy of the Prospectus (and any supplementary or replacement document) accompanying this Broker Firm Application Form and have read them all in full;
- make the acknowledgements, representations and warranties set out in Section 8.9.2 of the Prospectus;
- declare that all details and statements in this Broker Firm Application Form and the Supporting Documentation are complete and accurate;
- declare that the Applicant(s), if a natural person, is over 18 years of age;
- acknowledge that once Westpac receives this Broker Firm Application Form and Supporting Documentation, I/we may not withdraw them;
- apply for the number of Westpac SPS II at the Australian dollar amount shown on the front of this Broker Firm Application Form;
- acknowledge that Application Payments received from, or on behalf of, me/us in respect of the number of Westpac SPS II Allocated to me/us under the Offer will be applied by Westpac as directed by the Initial Purchaser as consideration for the transfer of that number of Westpac SPS II by the Initial Purchaser to me/us.
- agree to being Allocated the number of Westpac SPS II that I/we apply for (or a lower number Allocated in a way described in the Prospectus), or no Westpac SPS II at all;
- authorise Westpac and the Joint Lead Managers and their respective officers or agents, to do anything on my/our behalf necessary for Westpac SPS II to be Allocated to me/us, including to act on instructions received by the Registry upon using the contact details in Sections D or F;
- acknowledge that, in some circumstances, Westpac may not pay Distributions;
- acknowledge that the information contained in the Prospectus (or any supplementary or replacement document) is not investment advice or a recommendation that Westpac SPS II are suitable for me/us, given my/our investment objectives, financial situation or particular needs;
- declare that I am/we are an Australian resident;
- represent and warrant that I am/we are not in the United States or New Zealand or other place outside Australia and I am/we are not a US Person (and not acting for the account or benefit of a US Person), and I/we will not offer, sell or resell Westpac SPS II in the United States or New Zealand to, or for the account or benefit of, any US Person or any member of the public in New Zealand; and
- acknowledge that an investment in Westpac SPS II does not represent a deposit or liability of Westpac. Investments can be subject to investment risk, including possible delays in repayment and loss of income and principal invested. Westpac does not in any way guarantee or stand behind the capital value or performance of Westpac SPS II.

Supporting Documentation

Supporting Documentation must be provided with all Broker Firm Applications for Westpac SPS II and should be lodged with your broker together with your completed Broker Firm Application Form and Application Payments. Do not send original documents as they may get lost. Copies of Supporting Documents will not be returned to you.

Information provided by you in this Broker Firm Application Form and the Supporting Documentation is required to process your Application and to ensure compliance with relevant Anti-Money Laundering (AML) obligations. If you do not provide all of the information required in this Broker Firm Application Form and Supporting Documentation your Application will not be accepted.

The following Supporting Documentation must be included with your Broker Firm Application Form and Application Payments for Westpac SPS II:

- if you are an individual Applicant or individuals making a joint Application, a copy of official photographic identification issued by an Australian government agency, which includes your date of birth (e.g. passport or driver's licence); or
- if you are applying on behalf of a registered Australian company, a copy of the company's certificate of registration; or
- if you are applying on behalf of a partnership, trust or superannuation fund, a copy of the entity's formation documentation (e.g. partnership deed or trust deed); or
- if you are a registered Australian company and you are applying on behalf of a trust or a superannuation fund, you must also provide a copy of the trustee company's certificate of registration.

Corporate directory

Registered office of Westpac

Westpac Banking Corporation
Level 20, Westpac Place
275 Kent Street
Sydney NSW 2000

Legal adviser to the Offer

Gilbert + Tobin
2 Park Street
Sydney NSW 2000

Auditor

PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 2000

Tax adviser

Allens Arthur Robinson
Level 28, Deutsche Bank Place
Corner Hunter & Phillip Streets
Sydney NSW 2000

Registry

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235

Arranger and Joint Lead Manager

Macquarie Capital Advisers Limited
Level 9
No. 1 Martin Place
Sydney NSW 2000

Joint Lead Managers

Westpac Banking Corporation
Level 14, Westpac Place
275 Kent Street
Sydney NSW 2000

Citigroup Global Markets Australia Pty Limited
Citigroup Centre
2 Park Street
Sydney NSW 2000

Deutsche Bank AG, Sydney Branch
Level 16, Deutsche Bank Place
Corner Hunter & Phillip Streets
Sydney NSW 2000

Goldman Sachs JBWere Pty Limited
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

nabCapital
Level 26, NAB House
255 George Street
Sydney NSW 2000

UBS AG, Australia Branch
Level 16, Chifley Tower
2 Chifley Square
Sydney NSW 2000

Westpac SPS II Information Line 1300 551 909
Monday to Friday 8.30am – 5.30pm

PEFC
PEFC/xx-xx-xx

This prospectus was printed by Offset Alpine Printing under an ISO 14001 Certified Environmental Management System, using PEFC Certified paper.

PEFC is an international certification programme which assures consumers and stakeholders that the utilised forestry products can be traced from a certified, responsibly managed forest through all stages of the processing and production supply chain by a chain of custody process.

Produced by Text Pacific Publishing / www.textpacific.com.au

[redacted]

st.george

2 March 2009

The Manager
Company Announcements
ASX Limited
20 Bridge Street
Sydney NSW 2000

St.George Bank Limited has today issued an Exchange Notice in relation to each of the Bank's Step-up Preference Shares (***SPS***), Converting Preference Shares (***CPS***) and Converting Preference Shares II (***CPS II***) in accordance with the terms of issue of each security. The Exchange Notice sets out details of the redemption by St.George of all of the SPS, CPS and CPS II.

The Exchange Notice, together with a copy of a letter to St.George regarding income tax implications of redemption, are attached. These documents have been mailed today to holders.

The Bank has also declared a dividend for each of the SPS, CPS, CPS II, for the period from (and including) 20 February 2009 to (but excluding) the Exchange Date, in accordance with the terms of issue of each security. A copy of each dividend announcement is also attached.

Regards

Anna Sandham

Company Secretary

st.george

St.George Bank Limited
(ABN 92 055 513 070)

EXCHANGE NOTICE

To: Holders of SPS, CPS and CPS II (as defined below)

This is an irrevocable notice in accordance with:

- clause 3.1(a)(ii) of the Terms of Issue included in the Step-up Preference Shares (***SPS***) prospectus dated 8 June 2006 issued by St.George Bank Limited (***St.George***);
- clause 3.2(b)(ii) of the Terms of Issue included in the Converting Preference Shares (***CPS***) prospectus dated 16 November 2006 issued by St.George; and
- clause 3.2(a)(ii) of the Terms of Issue included in the Converting Preference Shares II (***CPS II***) prospectus dated 27 November 2007 issued by St.George.

The SPS, CPS and CPS II together comprise the St.George Hybrids.

Pursuant to:

- clause 3.1(b)(ii) of the Terms of Issue of the SPS;
- clause 3.2(c)(ii)(A) of the Terms of Issue of the CPS; and
- clause 3.2(c)(ii)(A) of the Terms of Issue of the CPS II,

St.George intends to redeem all St.George Hybrids held by you on the Record Date for cash on the Exchange Date as follows:

(i)	Exchange Date:	31 March 2009, or such other date notified by St.George to the ASX being a date at least 2 Business Days after such notification;
(ii)	Amount to be paid on each St.George Hybrid on redemption:	$100;
(iii)	Record Date:	16 March 2009, or such other date that is either 11 Business Days before the Exchange Date or as may be required by ASX.

You will also be paid accrued but unpaid Dividends for the period from and including 20 February 2009, being the next quarterly dividend payment date, up to, but excluding, the Exchange Date for each St.George Hybrid held by you on the Record Date.

Definitions in the relevant Terms of Issue apply in this Exchange Notice.

St.George Bank Limited

John Curtis
Chairman

Date: 2 March 2009

Allens Arthur Robinson

26 February 2009

The Directors
St.George Bank Limited
182 George Street
Sydney NSW 2000

ABN 47 702 595 758

Level 28
Deutsche Bank Place
Corner Hunter and Phillip Streets
Sydney NSW 2000
Australia

T +61 2 9230 4000
F +61 2 9230 5333

Correspondence
GPO Box 50
Sydney NSW 2001
Australia
DX 105 Sydney

www.aar.com.au

Ladies and Gentlemen

Income tax implications of redemption of St.George Hybrids

We have been requested to provide a taxation summary in respect of the Australian income tax implications for holders of the St.George securities called SPS, CPS and CPS II (***St.George Hybrids***) of the redemption of their St.George Hybrids pursuant to the ***Exchange Notice***, expected to be sent to holders of St.George Hybrids on 2 March 2009.

The taxation summary below is a general outline of the likely tax consequences of the redemption for individuals, companies and complying superannuation entities (***holders***) who hold St.George Hybrids on capital account and are residents of Australia under Australian income tax laws.

This taxation summary relates solely to the redemption of the St.George Hybrids by holders and does not address any other tax consequences of owning St.George Hybrids, nor the positions of investors who hold their St.George Hybrids in the course of a business of trading or investing in securities or otherwise on revenue account or as trading stock.

The tax consequences of the redemption of St.George Hybrids may differ depending on a holder's individual circumstances. ***Information in this taxation summary is general in nature and holders should consult their own professional tax advisers regarding the tax consequences of disposing of their St.George Hybrids in light of their particular circumstances.***

This taxation summary is provided solely for the benefit of St.George. It is not to be relied upon by any other person. Allens Arthur Robinson (***AAR***) has consented to the inclusion of a copy of this letter with the Exchange Notice, but this letter should not be taken as a statement about any other matter in the Exchange Notice or the offer documents relating to St.George Hybrids.

This taxation summary reflects the current provisions of the *Income Tax Assessment Act 1936 (Cth)* and the *Income Tax Assessment Act 1997 (Cth)*, the regulations made under those Acts and the current administrative practice of the Australian Taxation Office.

It is assumed for the purposes of this taxation summary that:

(a) St.George Hybrids will be redeemed in accordance with the terms of their respective offer documents and the Exchange Notice;

(b) all of the redemption proceeds for the St.George Hybrids will be debited to St.George's share capital account (St.George has advised that this is expected to be the case); and

(c) the Exchange Date is the date on which the St.George Hybrids will be redeemed, which is expected to be 31 March 2009, at which time St.George will give to holders a notice which specifies that the amount paid up on each of the St.George Hybrids immediately before their redemption is $100 (St.George has advised that it intends to do this).

1. Taxation implications of redemption of St.George Hybrids

The redemption of the St.George Hybrids will constitute a disposal of the St.George Hybrids for capital gains tax (***CGT***) purposes. Holders may derive a capital gain or a capital loss from that disposal if the redemption proceeds from the

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disposal are greater than their cost base, or less than their reduced cost base, respectively, for their St.George Hybrids.

The redemption proceeds received for each St.George Hybrid will be an amount equal to the face value of the St.George Hybrid which will be payable by St.George in cash on the Exchange Date. This will be the case regardless of whether a holder chooses to reinvest the St.George Hybrid redemption proceeds in Westpac SPS II. The redemption proceeds for St.George Hybrids should not be treated as a dividend.

Subject to a holder's particular circumstances, a holder's cost base or reduced cost base includes the amount paid by the holder to acquire their St.George Hybrids, plus any incidental costs associated with the acquisition or redemption of their St.George Hybrids.

If a holder has owned their St.George Hybrids for at least 12 months prior to redemption on the Exchange Date, the holder may be entitled to the benefit of a CGT discount in respect of any capital gain derived on the redemption of their St.George Hybrids. The CGT discount percentage would be applied to reduce the amount of any such capital gain after any available capital losses have been applied against the capital gain. For an individual or trust, the discount percentage is 50% and for superannuation entities it is 33⅓%. No CGT discount is available for companies.

A final dividend is also expected to be paid by St.George in respect of St.George Hybrids on the Exchange Date for the period from (and including) 20 February 2009 to (but excluding) the Exchange Date. The dividend will be subject to tax in the same manner as other distributions previously paid by St.George in respect of St.George Hybrids. Any such dividend should not be taken into account in calculating any capital gain or capital loss on the redemption of St.George Hybrids.

The tax consequences of the redemption of St.George Hybrids will not be affected by a holder's choice whether to apply the proceeds from the redemption in investing in Westpac SPS II or to receive the redemption proceeds in cash. Specifically, no CGT rollover will apply should a holder choose to reinvest the proceeds of the redemption of St.George Hybrids in Westpac SPS II.

A general outline of the taxation implications for certain investors who are Australian residents investing in Westpac SPS II is contained in the Taxation Letter from Allens Arthur Robinson in Section 6 of the Prospectus for Westpac SPS II.

2. Not financial product advice

The information contained in this summary does not constitute *financial product advice* for the purposes of the *Corporations Act*. The AAR partnership providing this report is not licensed, under the Corporations Act, to provide financial product advice. To the extent that this letter contains any information about a *financial product* within the meaning of the Corporations Act, taxation is only one of the matters that must be considered when making a decision about the relevant financial product. An investor or prospective investor should, before making any decision to invest in Westpac SPS II, consider taking financial advice from a person who holds an Australian Financial Services Licence under the Corporations Act.

Yours faithfully

ALLENS ARTHUR ROBINSON

Allens Arthur Robinson

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Anna Sandham
Contact Telephone:	(02) 8253 0390
Facsimile:	(02) 8253 1214
Subject:	**CPS II - Declaration of Dividend**
Date Sent:	2 March 2009

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS II, the Bank has declared a dividend of $0.3503[1] per CPS II to be paid on the Exchange Date, 31 March 2009[1], with a record date for determination of entitlements of 16 March 2009[1].

100% of this payment is franked at 30%.

Yours sincerely

Anna Sandham
Company Secretary

[1] Subject to any required regulatory approvals, the Exchange Date of 31 March 2009 can be varied. If the Exchange Date changes, the amount of the dividend will also change in accordance with the terms of issue and the record date may also change.

To: **Companies Announcements**
Australian Securities Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Anna Sandham
Contact Telephone:	(02) 8253 0390
Facsimile:	(02) 8253 1214
Subject:	**CPS - Declaration of Dividend**
Date Sent:	2 March 2009

St.George Bank advises that in accordance with the Terms of Issue of the Bank's CPS, the Bank has declared a dividend of $0.3204[1] per CPS to be paid on the Exchange Date, 31 March 2009[1], with a record date for determination of entitlements of 16 March 2009[1].

100% of this payment is franked at 30%.

Yours sincerely

Anna Sandham
Company Secretary

[1] Subject to any required regulatory approvals, the Exchange Date of 31 March 2009 can be varied. If the Exchange Date changes, the amount of the dividend will also change in accordance with the terms of issue and the record date may also change.

™ st.george

To: **Companies Announcements**
Australian Securities Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Anna Sandham
Contact Telephone:	(02) 8253 0390
Facsimile:	(02) 8253 1214
Subject:	**SPS - Declaration of Dividend**
Date Sent:	2 March 2009

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SPS, the Bank has declared a dividend of $0.3129[1] per SPS to be paid on the Exchange Date, 31 March 2009[1] with a record date for determination of entitlements of 16 March 2009[1].

100% of this payment is franked at 30%.

Yours sincerely

Anna Sandham
Company Secretary

[1] Subject to any required regulatory approvals, the Exchange Date of 31 March 2009 can be varied. If the Exchange Date changes, the amount of the dividend will also change in accordance with the terms of issue and the record date may also change.

2 March 2009

Dear St.George Hybrid Holder,

Redemption of St.George SPS, CPS, CPS II

I am writing to advise you of important information relating to your holding of one or more of the St.George securities: SPS, CPS, CPS II (**St.George Hybrids**).

Following the announced merger between St.George and Westpac, holders of the St.George Hybrids were informed that St.George intended to redeem each of the St.George Hybrids on issue. St.George has today issued an Exchange Notice (which is enclosed) in relation to the St.George Hybrids confirming that it will redeem all St.George Hybrids for their face value of $100 per security on the Exchange Date, which is expected to be 31 March 2009[1]. The last day of trading in St.George Hybrids on the ASX is expected to be 9 March 2009.

All holders of St.George Hybrids on the dividend record date (16 March 2009[2]) will also be paid a final dividend on the Exchange Date, in accordance with the relevant terms of issue.

All payments payable on the Exchange Date will be paid in accordance with your existing payment instructions.

Regards

Anna Sandham
Company Secretary

[1] The Exchange Date of 31 March 2009 can be varied by giving 2 business days notice to the ASX.
[2] The dividend record date may vary if the Exchange Date is varied.

Westpac

Westpac Banking Corporation
ABN 33 007 457 141
Level 20, 275 Kent Street, Sydney
NSW 2000 Australia

All Registry communications to:
C/- Link Market Services Limited
Locked Bag A6015, Sydney South, NSW 1235
Telephone (toll free in Australia): 1800 804 255
Telephone: (international): 61 2 8280 7070
Facsimile: 61 2 9287 0303
Email: westpac@linkmarketservices.com.au

12 March 2009

804249022000001/

MR AB SAMPLE
49 HOTHAM PARADE
ARTARMON NSW 2064

Dear Shareholder

COMPULSORY ACQUISITION – BORROWER SHARES

As you may be aware, as part of the Westpac and St.George merger, on 1 December 2008, a scheme of arrangement was implemented, which resulted in all of the ordinary shares in St.George Bank Limited ACN 055 513 070 (**St.George**) being transferred to Westpac Banking Corporation ACN 007 457 141 (**Westpac**). As a result, Westpac obtained more than 90% voting power in St.George and a beneficial interest in at least 90% by value of all the securities of St.George.

In addition to the ordinary shares (and other securities already acquired by Westpac) St.George also has Borrower Shares on issue. These are shares that were issued to customers who established loans when St.George was a building society. Borrower Shares are non-transferable, are not entitled to participate in any dividend or other distribution and have very limited voting rights. Upon St.George becoming a bank in 1992, St.George no longer issued such shares to new customers, however Borrower Shares that existed at that time were left in place.

You have received the enclosed information as you hold 1 Borrower Share(s).

Westpac now proposes to compulsorily acquire each of the Borrower Shares for $0.05 per share in accordance with Part 6A.2 of the *Corporations Act 2001* (Cth) (**Act**). The attached independent expert's report supports the proposed acquisition price on the basis that these shares have a fair value of nil, however, $0.05 is the lowest denomination able to be paid for a share. Westpac acknowledges that the value of the proposed acquisition is disproportionate to the cost of providing the documentation to you, however, the Act requires that Westpac provide you this information.

Westpac encloses by way of service:

(a) a notice of compulsory acquisition under section 664C of the Act (**Notice**) in relation to the Borrower Shares held by you;

(b) a copy of the expert's report relating to the compulsory acquisition of the Borrower Shares; and

(c) a copy of an objection form **(Objection Form)** pursuant to which you may object to the acquisition within one month of receipt hereof (i.e. by no later than 15 April 2009).

The Notice was lodged with the Australian Securities and Investments Commission and the Australian Securities Exchange on 12 March 2009. As well as providing formal notice of Westpac's intention to compulsorily acquire your Borrower Shares, the Notice sets out certain rights available to you under the Act in response to the Notice.

It is important to note that this proposed acquisition **will not** in any way affect any loan or account you currently hold with St.George.

WHAT DO I NEED TO DO?

If you wish to object to the acquisition you must complete and return the Objection Form, otherwise, no action is required. In due course, St.George will send you a letter that sets out details for the payment of the consideration payable to you upon compulsory acquisition of your Borrower Shares.

Yours faithfully

Anna Sandham

Anna Sandham
Company Secretary

CI11111111111 / M00001 / S00002 / I00002 804249-022-000001

Westpac

Westpac Banking Corporation
ABN 33 007 457 141
www.westpac.com.au
All Registry communications to:
C/- Link Market Services Limited
Locked Bag A6015, Sydney South NSW 1235
Telephone (toll free in Australia): 1800 727 122
Telephone (international): 61 2 8280 7420
Facsimile: 61 2 9287 0309

804249022000001/

MR AB SAMPLE
49 HOTHAM PARADE
ARTARMON NSW 2064

I11111111111

CORPORATIONS ACT, PART 6A.2 – OBJECTION FORM

Objection to Compulsory Acquisition

To object please insert [X] in the below box.

☐ Pursuant to section 664E(1) of the *Corporations Act 2001*, I/we of the above name/entity, hereby notify Westpac Banking Corporation, that I/we object to the acquisition of the redeemable preference borrower shares held by me/us and acknowledge that this objection:

(i) relates to all securities of the above class that are covered by the notice and are held by me/us as at the date of this objection; and

(ii) cannot be withdrawn.

Signature of Security Holders

Security Holder 1 (individual)	Joint Security Holder 2 (individual)	Joint Security Holder 3 (individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (circle one)	Director
	( )	/ /
Contact name	Contact daytime telephone number	Date

Signing Instructions: This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth). **Confirmation of objection:** By signing and returning this form I/we confirm receipt of the notice of compulsory acquisition.

Privacy Clause: Link Market Services Limited and Westpac Banking Corporation advise that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclosed to Westpac. You can obtain access to your personal information by contacting Link Market Services at the address or telephone number above. The respective privacy policies are available on the websites – www.linkmarketservices.com.au and www.westpac.com.au.

ASIC registered agent number

lodging party or agent name Gilbert + Tobin

office, level, building name or PO Box no Level 37

street number & name 2 Park Street

suburb/city Sydney NSW 2000

telephone

facsimile

DX number

Reference

ASS. ☐ REQ-A ☐
CASH ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **6024**

Notice of

compulsory acquisition

Corporations Act 2001
664C(1)

To: MR AB SAMPLE
49 HOTHAM PARADE
ARTARMON NSW 2064

Securities of St.George Bank Limited ACN 055 513 070 (the **Company**).

1. Westpac Banking Corporation ACN 007 457 141 (the **90% Holder**) has at least 90% of voting power in the Company and holds either alone or with a related body corporate, full beneficial interests in at least 90% by value of all securities of the company that are either shares or convertible into shares.

2. You are the holder of redeemable preference borrower shares of the Company.

3. Under subsection 664A(3) of the Corporations Act 2001 (the **Act**) the 90% Holder may compulsorily acquire all the redeemable preference borrower shares in the Company in which neither the 90% Holder nor any of its related bodies corporate hold full beneficial interests (the **Remaining Shares**) if less than 10% by value of holders of Remaining Shares have objected to the acquisition by the end of the objection period set out in this notice or the Court approves the acquisition under section 664F of the Act.

4. The 90% Holder hereby gives notice that it proposes to compulsorily acquire all the Remaining Shares for the cash amount of $0.05 per Remaining Share.

5. Under Section 664E, you, (or anyone who acquires the Remaining Shares during the objection period) has the right to object to the acquisition of your Remaining Shares by completing and returning the objection form that accompanies this notice within one month of receipt of this notice. The objection cannot be withdrawn.

6. You have the right to obtain from the Company register the names and addresses of everyone else who holds securities in the same class from the Company Register.

7. Under section 664F, if 10% of holders of the Remaining Shares have objected to the acquisition before the end of the objection period, the 90% Holder may within one month after the end of the objection period apply to the Court for approval of the acquisition of the Remaining Shares.

8. During the last 12 months the 90% Holder or an associate has not purchased any securities of the same class as the Remaining Shares.

9. There is no other information known to the 90% Holder or any related body corporate of the 90% Holder which is material to deciding whether to object to the acquisition and which is not disclosed in the expert's report under section 667A of the Act which is enclosed with this notice.

Signature

print name Anna Sandham Capacity: Company Secretary

signed Anna Sandham

date 12 March 2009

Westpac

Westpac Banking Corporation
ABN 33 007 457 141
Level 20, 275 Kent Street, Sydney
NSW 2000 Australia

All Registry communications to:
C/- Link Market Services Limited
Locked Bag A6015, Sydney South, NSW 1235
Telephone (toll free in Australia): 1800 804 255
Telephone: (international): 61 2 8280 7070
Facsimile: 61 2 9287 0303
Email: westpac@linkmarketservices.com.au

12 March 2009

804249023000001/

MR AB SAMPLE
49 HOTHAM PARADE
ARTARMON NSW 2064

Dear Shareholder

COMPULSORY ACQUISITION – DEPOSITOR SHARES

As you may be aware, as part of the Westpac and St.George merger, on 1 December 2008, a scheme of arrangement was implemented, which resulted in all of the ordinary shares in St.George Bank Limited ACN 055 513 070 (**St.George**) being transferred to Westpac Banking Corporation ACN 007 457 141 (**Westpac**). As a result, Westpac obtained more than 90% voting power in St.George and a beneficial interest in at least 90% by value of all the securities of St.George.

In addition to the ordinary shares (and other securities already acquired by Westpac) St.George also has Depositor Shares on issue. These are shares that were issued to customers who opened deposit accounts when St.George was a building society. Depositor Shares are non-transferable, are not entitled to participate in any dividend or other distribution and have very limited voting rights. Upon St.George becoming a bank in 1992, St.George no longer issued such shares to new customers, however Depositor Shares that existed at that time were left in place.

You have received the enclosed information as you hold 1 Depositor Share(s).

Westpac now proposes to compulsorily acquire each of the Depositor Shares for $0.05 per share in accordance with Part 6A.2 of the *Corporations Act 2001* (Cth) (**Act**). The attached independent expert's report supports the proposed acquisition price on the basis that these shares have a fair value of nil, however, $0.05 is the lowest denomination able to be paid for a share. Westpac acknowledges that the value of the proposed acquisition is disproportionate to the cost of providing the documentation to you, however, the Act requires that Westpac provide you this information.

Westpac encloses by way of service:

(a) a notice of compulsory acquisition under section 664C of the Act (**Notice**) in relation to the Depositor Shares held by you;

(b) a copy of the expert's report relating to the compulsory acquisition of the DepositorShares; and

(c) a copy of an objection form (**Objection Form**) pursuant to which you may object to the acquisition within one month of receipt hereof (i.e. by no later than 15 April 2009).

The Notice was lodged with the Australian Securities and Investments Commission and the Australian Securities Exchange on 12 March 2009. As well as providing formal notice of Westpac's intention to compulsorily acquire your Depositor Shares, the Notice sets out certain rights available to you under the Act in response to the Notice.

It is important to note that this proposed acquisition **will not** in any way affect any loan or account you currently hold with St.George.

WHAT DO I NEED TO DO?

If you wish to object to the acquisition you must complete and return the Objection Form, otherwise, no action is required. In due course, St.George will send you a letter that sets out details for the payment of the consideration payable to you upon compulsory acquisition of your Depositor Shares.

Yours faithfully

Anna Sandham

Anna Sandham
Company Secretary

CI11111111111 / M00001 / S00002 / I00002 804249-023-000001

Westpac

Westpac Banking Corporation
ABN 33 007 457 141
www.westpac.com.au
All Registry communications to:
C/- Link Market Services Limited
Locked Bag A6015, Sydney South NSW 1235
Telephone (toll free in Australia): 1800 727 122
Telephone (international): 61 2 8280 7420
Facsimile: 61 2 9287 0309

804249023000001/

MR AB SAMPLE
49 HOTHAM PARADE
ARTARMON NSW 2064

I11111111111

CORPORATIONS ACT, PART 6A.2 – OBJECTION FORM

Objection to Compulsory Acquisition

To object please insert [X] in the below box.

[ ] Pursuant to section 664E(1) of the *Corporations Act 2001*, I/we of the above name/entity, hereby notify Westpac Banking Corporation, that I/we object to the acquisition of the redeemable preference depositor shares held by me/us and acknowledge that this objection:

(i) relates to all securities of the above class that are covered by the notice and are held by me/us as at the date of this objection; and

(ii) cannot be withdrawn.

Signature of Security Holders

Security Holder 1 (individual)	Joint Security Holder 2 (individual)	Joint Security Holder 3 (individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (circle one)	Director
	( )	/ /
Contact name	Contact daytime telephone number	Date

Signing Instructions: This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth). **Confirmation of objection:** By signing and returning this form I/we confirm receipt of the notice of compulsory acquisition.

Privacy Clause: Link Market Services Limited and Westpac Banking Corporation advise that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclosed to Westpac. You can obtain access to your personal information by contacting Link Market Services at the address or telephone number above. The respective privacy policies are available on the websites – www.linkmarketservices.com.au and www.westpac.com.au.

ASIC registered agent number
lodging party or agent name Gilbert + Tobin
office, level, building name or PO Box no Level 37
street number & name 2 Park Street
suburb/city Sydney NSW 2000
telephone
facsimile
DX number
Reference

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **6024**

Notice of
compulsory acquisition

Corporations Act 2001
664C(1)

To: MR AB SAMPLE
49 HOTHAM PARADE
ARTARMON NSW 2064

Securities of St.George Bank Limited ACN 055 513 070 (the **Company**).

1. Westpac Banking Corporation ACN 007 457 141 (the **90% Holder**) has at least 90% of voting power in the Company and holds either alone or with a related body corporate, full beneficial interests in at least 90% by value of all securities of the company that are either shares or convertible into shares.

2. You are the holder of redeemable preference depositor shares of the Company.

3. Under subsection 664A(3) of the Corporations Act 2001 (the **Act**) the 90% Holder may compulsorily acquire all the redeemable preference depositor shares in the Company in which neither the 90% Holder nor any of its related bodies corporate hold full beneficial interests (the **Remaining Shares**) if less than 10% by value of holders of Remaining Shares have objected to the acquisition by the end of the objection period set out in this notice or the Court approves the acquisition under section 664F of the Act.

4. The 90% Holder hereby gives notice that it proposes to compulsorily acquire all the Remaining Shares for the cash amount of $0.05 per Remaining Share.

5. Under Section 664E, you, (or anyone who acquires the Remaining Shares during the objection period) has the right to object to the acquisition of your Remaining Shares by completing and returning the objection form that accompanies this notice within one month of receipt of this notice. The objection cannot be withdrawn.

6. You have the right to obtain from the Company register the names and addresses of everyone else who holds securities in the same class from the Company Register.

7. Under section 664F, if 10% of holders of the Remaining Shares have objected to the acquisition before the end of the objection period, the 90% Holder may within one month after the end of the objection period apply to the Court for approval of the acquisition of the Remaining Shares.

8. During the last 12 months the 90% Holder or an associate has not purchased any securities of the same class as the Remaining Shares.

9. There is no other information known to the 90% Holder or any related body corporate of the 90% Holder which is material to deciding whether to object to the acquisition and which is not disclosed in the expert's report under section 667A of the Act which is enclosed with this notice.

Signature

print name Anna Sandham Capacity: Company Secretary

signed Anna Sandham

date 12 March 2009

Deloitte.

St George Bank Limited

Independent expert's report in respect of Borrower and Depositor Shares

4 March 2009

Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL 241457
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

Financial services guide

1.1.1 What is a Financial Services Guide?

This Financial Services Guide (FSG) provides important information to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (Deloitte Corporate Finance, we, us or our) the holder of Australian Financial Services Licence (AFSL) No. 241457. The contents of this FSG include:

- who we are and how we can be contacted
- what services we are authorised to provide under our AFSL
- how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provide
- details of our dispute resolution systems and how you can access them.

1.1.2 Information about us

We have been engaged by Westpac Banking Corporation (Westpac) to give general financial product advice in the form of a report to be provided to you in connection with the compulsory acquisition by Westpac of the 2,030 borrower unpaid and uncalled redeemable preference shares (Borrower Shares) and 189,401 depositor unpaid and uncalled redeemable preference shares (Depositor Shares) (collectively the "Outstanding Shares") of St George Bank Limited (St George). You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

Deloitte Corporate Finance is ultimately owned by the Australian partnership of Deloitte Touche Tohmatsu. The Australian partnership of Deloitte Touche Tohmatsu and its related entities provide services primarily in the areas of audit, tax, consulting, and financial advisory services. Our directors may be partners in the Australian partnership of Deloitte Touche Tohmatsu.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com.au/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

The financial product advice in our report is provided by Deloitte Corporate Finance and not by the Australian partnership of Deloitte Touche Tohmatsu, its related entities, or the Deloitte Touche Tohmatsu Verein.

1.1.3 Associations and relationships

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and the Australian partnership of Deloitte Touche Tohmatsu (and its related bodies corporate) may from time to time provide professional services to financial product issuers in the ordinary course of business.

1.1.4 What financial services are we licensed to provide?

The AFSL we hold authorises us to provide the following financial services to retail and wholesale clients:

- provide financial product advice in respect of:
  - debentures, stocks or bonds to be issued or proposed to be issued by a government
  - interests in managed investment schemes including investor directed portfolio services
  - securities
- deal in a financial product by arranging for another person to apply for, acquire, vary or dispose of financial products in respect of:
  - debentures, stocks or bonds issued or to be issued by a government
  - interests in managed investment schemes including investor directed portfolio services
  - securities.

1.1.5 Information about the general financial product advice we provide

The financial product advice provided in our report is known as "general advice" because it does not take into account your personal objectives, financial situation or needs. You should consider whether the general advice contained in our report is appropriate for you, having regard to your own personal objectives, financial situation or needs.

If our advice is being provided to you in connection with the acquisition or potential acquisition of a financial product issued by another party, we recommend you obtain and read carefully the relevant offer document provided by the issuer of the financial product. The purpose of the offer document is to help you make an informed decision about the acquisition of a financial product.

1.1.6 How are we and our employees remunerated?

Our fees are usually determined on a fixed fee or time cost basis and may include reimbursement of any expenses incurred in providing the services.

Fee arrangements are agreed with the party or parties who actually engage us, and we confirm our remuneration in a written letter of engagement to the party or parties who actually engage us.

Our fee is close to $25,000 (exclusive of GST and disbursements). Deloitte Corporate Finance, its directors and officers, any related bodies corporate or associates and their directors and officers, do not receive any commissions or other benefits, except for the fees rendered to the party or parties who actually engage us.

All of our employees receive a salary. Our employees are eligible for annual salary increases and bonuses based on overall performance but do not receive any commissions or other benefits arising directly from services provided to you. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance.

We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

1.1.7 What should you do if you have a complaint?

If you have any concerns regarding our report, you may wish to advise us. Our internal complaint handling process is designed to respond to your concerns promptly and equitably. All complaints must be in writing addressed to:

The Complaints Officer
PO Box N250
Grosvenor Place
Sydney NSW 1220

If you are not satisfied with the steps we have taken to resolve your complaint, you may contact the Financial Ombudsman Service (FOS). FOS provides free advice and assistance to consumers to help them resolve complaints relating to members of the financial services industry. Complaints may be submitted to FOS at:

Financial Ombudsman Service Limited
GPO Box 3
Melbourne VIC 3001
Telephone: 1300 780 808
Fax: +61 3 9613 6399
Email: info@fos.org.au
Internet: http://www.fos.org.au

Deloitte.

Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
Westpac Banking Corporation
Level 20
275 Kent Street
Sydney NSW 2000

4 March 2009

Dear Directors

Independent expert's report in respect of the compulsory acquisition of outstanding Borrower and Depositor Shares in St George Bank Limited

Introduction

On 26 May 2008, St George Bank Limited (St George or the Company) and Westpac Banking Corporation (Westpac) confirmed that they had agreed the key commercial terms for a proposed merger which was implemented by way of a scheme of arrangement under Section 411 of the Corporations Act 2001 (Corporations Act) and became effective on 17 November 2008 (the Merger). Subsequent to the Merger, Westpac has acquired over 90% by value of St. George's securities that are either shares or convertible into shares, and is now moving towards the compulsory acquisition of St George's 2,030 redeemable preference borrower shares (Borrower Shares) and 189,401 redeemable preference depositor shares (Depositor Shares) (collectively the "Outstanding Shares"), in accordance with Section 664A of the Corporations Act ("Section 664A").

We understand that under the terms of its compulsory acquisition of the Outstanding Shares (the "Compulsory Acquisition"), Westpac is proposing to compulsorily acquire the Outstanding Shares for $0.05 for each Outstanding Share (Compulsory Acquisition Price).

Scope and Purpose of the Report

The Directors have requested Deloitte Corporate Finance Pty Limited (Deloitte Corporate Finance) to prepare an Independent Expert's Report in relation to the Compulsory Acquisition advising whether in our opinion the Compulsory Acquisition is providing a fair value to the holders of the Outstanding Shares, and whether Westpac has achieved full beneficial ownership in at least 90% by value of all St George's securities that are either shares or convertible into shares. Our report has been prepared in accordance with the requirements of Section 664A, Section 664C and Section 667A of the Corporations Act (Section 664C and Section 667A).

Summary and conclusion

In our opinion the Compulsory Acquisition gives fair value for the Outstanding Shares and Westpac has full beneficial ownership in at least 90% by value of all the securities of St George that are shares or convertible into shares.

Our opinion should be read in conjunction with our detailed report which sets out our scope and findings.

Yours faithfully

DELOITTE CORPORATE FINANCE PTY LIMITED

M. Pittorino

Mark Pittorino

Director

Contents

1 Overview and capital structure

St George is a full-service Australian banking institution which was listed on the Australian Stock Exchange (ASX) prior to its acquisition by Westpac, and was originally founded in 1937 as a mutual building society. A mutual building society is a community-based financial institution owned by its members (depositors and borrowers), which pays interest on deposits and lends money to enable members to buy their own homes.

The expansion of St George began in the 1960's when its first branches commenced their operation in Miranda and Sydney. In 1992, St George earned its full banking status as well as its banking license, and afterwards became a full service bank upon the acquisition of Barclay's commercial banking division. Subsequently, St George took on a series of successful expansions and business combinations, which included:

- launching its business banking division
- merging with Advance Bank
- the establishment of BankSA
- the acquisition of SEALCORP and KPMG Financial Services
- the takeover of Scottish Pacific Business Finance Group and the margin lending business of Deutsche Bank.

St George currently has more than 400 branches across Australia and was ranked in the top 15 companies listed on the ASX and the fifth largest listed Australian bank prior to its acquisition by Westpac.

St George's capital structure is currently composed of the following securities:

- 566,861,633 ordinary shares
- the following quoted preference shares (collectively the "Hybrids"):
    - 3,250,000 CPS
    - 4,000,000 CPS II
    - 1,500,000 SPS
- 3,500,000 SAINTS
- 2,030 Borrower Shares
- 189,401 Depositor Shares

On 26 May 2008, St George and Westpac confirmed that they had agreed the key commercial terms for a proposed merger which was implemented by way of a scheme of arrangement and became effective on 17 November 2008. Subsequent to the Merger, Westpac has acquired over 90% by value of all St. George's securities that are either ordinary shares or convertible into ordinary shares, and is now moving towards the compulsory acquisition of the Outstanding Shares, in accordance with Section 664A of the Corporations Act ("Section 664A").

2 Basis of evaluation

2.1 Introduction

In undertaking this assignment, we have had regard to the following guidance:

- Section 664A
- Section 664C
- Section 667A
- Australian Securities and Investment Commission (ASIC) Regulatory Guide 111 titled "Content of Expert Reports"
- ASIC Regulatory Guide 112 titled "Independence of Experts"
- common market practice.

2.2 Regulation

Section 664

Section 664 sets out the guidelines in relation the compulsory acquisition of securities by a 90% holder. According to Section 664A (2) to determine the threshold for general compulsory acquisition the acquirer must determine whether they are a 90% holder and this is determined on the following basis:

- an acquirer is a 90% holder in relation to a class of securities of a company if:
  - (a) the securities in the class are shares or convertible into shares; and
  - (b) the person's voting power in the company is at least 90%; and
  - (c) the person holds, either alone or with a related body corporate, full beneficial interests in at least 90% by value of all the securities of the company that are either shares or convertible into shares.

A compulsory acquisition under this section requires the acquirer to provide an independent expert's report (Section 664C) prepared pursuant to Section 667A together with a compulsory acquisition notice prepared under Section 664C.

Section 667

According to Section 667AA(1) of, the independent expert must:

- state whether, in the expert's opinion, the terms proposed in the 'notice' give a 'fair value' for the 'securities' concerned; and
- set out the reasons for forming that opinion.

Further, according to Section 667A(2), if the compulsory acquisition notice is being issued under Section 664A (2) (c), the independent expert must:

- state whether, in the expert's opinion, the person (either alone or together with a related body corporate) has full beneficial ownership in at least 90% by value of all the securities of the company that are shares or convertible into shares; and
- set out the reasons for forming that opinion.

ASIC Regulatory Guide 111

This regulatory guide provides guidance in relation to the content of independent expert's reports prepared for transactions under Chapters 5, 6 and 6A of the Corporations Act, in relation to takeover bids

- schemes of arrangement
- compulsory acquisitions or buy-outs
- acquisitions approved by security holders under item 7 of s611
- selective capital reductions
- related party transactions
- transactions with persons in a position of influence
- demergers and demutualisations of financial institutions
- buy-backs.

ASIC Regulatory Guide 111 refers to a 'control transaction' as being the acquisition (or increase) of a controlling stake in a company that could be achieved, for example, by way of a takeover offer, scheme of arrangement, approval of an issue of shares using item 7 of s611, a selective capital reduction or selective buy back under Ch 2J.

2.3 Approach

As discussed above, our approach was based on the ASIC Regulatory Guide 111 in assessing whether the Compulsory Acquisition Price gives a fair value for the Outstanding Shares.

ASIC Regulatory Guide 111 defines an offer as being fair if the value of the offer price is equal to or greater than the value of the securities being the subject of the offer. Accordingly, we have assessed whether the Compulsory Acquisition Price is fair by comparing the Compulsory Acquisition Price with the fair market value of the Outstanding Shares.

In assessing whether Westpac has achieved full beneficial ownership in at least 90% by value of all St George's securities that are either shares or convertible into shares, we have relied on:

- the fair value of ordinary shares based on the last traded price on 17 November 2008
- the number of St George's securities on issue as provided by the management of Westpac
- advice by the management of Westpac that Hybrids are expected to be redeemed at their face value of $100 per share by no later than 30 June 2009
- confirmation by the management of Westpac that SAINTS were transferred to Westpac on 1 December 2008 at their face value of $100 per share.

We have not undertaken a valuation of St George's ordinary shares, SAINTS, or Hybrids.

3 Compulsory Acquisition Price

The Federal Court of Australia has ruled that where securities are assessed to have a fair value of nil, a 90% holder could pay a nominal amount (e.g. $1.00) in aggregate to acquire the securities. However, the Outstanding Shares are fragmented in terms of ownership amongst shareholders whereby the majority hold one share each. The distribution of one Australian Dollar amongst each shareholder is impractical given the large number of shareholders.

As a result, the total amount to be paid by Westpac to acquire the Outstanding Shares will be $9,571.55, being the following:

- $101.50 for Borrower Shares, calculated based on 2,030 currently outstanding shares at a price of $0.05 per share
- $9,470.05 for Depositor Shares, calculated based on 189,401 currently outstanding shares at a price of $0.05 per share.

4 Valuation of the Outstanding Shares

Borrower Shares and Depositor Shares are unpaid and uncalled legacy shares held by borrowers and depositors who had secured loans from and had deposit accounts with St George when it was previously a building society.

The terms of issue for the Outstanding Shares as per St George's constitution are the following:

- $1.00 deemed payment: for Borrower Shares no payment is to be paid per share until the holder's loan is paid off, whereby the holder is deemed to have authorised St George to deduct $1.00 from the final loan repayment to pay the share in full. Similarly for Depositor Shares, no payment is to be paid per share until the depositor's account is closed, whereby the depositor is deemed to have authorised St George to deduct $1.00 from the account to pay the share in full
- $1.00 automatic redemption: when one Outstanding Share is paid in full, it will be redeemed by St George by paying $1.00 per share to the holder
- the Outstanding Shares are not transferable
- the Outstanding Shares carry no right to participate in any dividend or other distribution by the company including any distribution on a winding up of the company
- the Outstanding shares have no voting rights except at general meetings of the holders of those shares.

In light of the Outstanding Shares' terms listed above, the Outstanding Shares are not capable of generating any economic benefit and accordingly in our opinion have a fair value of nil.

Given that the fair value of the Outstanding Shares is nil, in our opinion the Compulsory Acquisition Price gives fair value for the Outstanding Shares.

5 Assessment of 90% ownership

As Westpac is relying on Section 664A (2) (c) to affect the Compulsory Acquisition, we have assessed whether Westpac has full beneficial ownership in at least 90% by value of all the securities of St George that are shares or convertible into shares. This condition was achieved on 1 December 2008 pursuant to the following schemes of arrangement:

- an ordinary share scheme, upon which all St George's ordinary shares were transferred to Westpac
- a preference share scheme in relation to the SAINTS, upon which the SAINTS were transferred to Westpac
- an option scheme, whereby options over ordinary shares were cancelled.

As a result of the implementation of the above schemes Westpac is currently the holder of all of the equity securities issued by St George, except for the Hybrids and the Outstanding Shares. Westpac intends to redeem the Hybrids at their face value in accordance with their terms of issue by no later than 30 June 2009, and has received approval from ASIC on 4 February 2009 to initiate the Compulsory Acquisition prior to the redemption of the Hybrids.

The main terms of the Hybrids are as follows:

- Hybrids are issued at a face value of $100 per security
- distributions on Hybrids are made at a floating rate plus a specific margin
- Hybrids carry voting rights only in limited circumstances
- St George may redeem the Hybrids in accordance with their respective terms for their face value.

Accordingly, the total value for the Hybrids if redeemed at face value translates into $875 million, which represents less than 5% of the total fair value of St George's securities, as set out in Table 1 below.

Table 1: Assessment of 90% ownership

	Number of securities [1] ('000)	Price per share (in '$000)	Fair value of securities (in '$000)	Proportion of total fair value
Current ordinary shares held by Westpac [2]	618,472	22.1	13,668,231	91.8%
Hybrids [3]:				
CPS	3,250	100	325,000	2.2%
CPS II	4,000	100	400,000	2.7%
SPS	1,500	100	150,000	1.0%
SAINTS transferred to Westpac [4]	3,500	100	350,000	2.4%
Borrower Shares	3	Nil	Nil	Nil
Depositor Shares	191	Nil	Nil	Nil
Total	**630,916**		**14,893,231**	**100.00%**

Source: Westpac, Deloitte Corporate Finance

Notes:

1. number of securities is based on current numbers provided by the management of Westpac
2. price per share for ordinary shares based on the last traded price on 17 November 2008
3. Westpac expects to redeem the Hybrids at their face value of $100 per share by no later than 30 June 2009
4. SAINTS were transferred to Westpac on 1 December 2008 at their face value of $100 per share.

Based on the above analysis, in our opinion Westpac has full beneficial ownership in at least 90% by value of all the securities of St George that are shares or convertible into shares.

6 Conclusion

In our opinion the Compulsory Acquisition gives fair value for the Outstanding Shares and Westpac has full beneficial ownership in at least 90% by value of all the securities of St George that are shares or convertible into shares.

Appendix 1: Glossary

Reference	Definition
$	Australian dollars
AFSL	Australian Financial Services Licence
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange Limited
AUS	Australian Auditing Standards
Borrower Shares	St George's 2,030 borrower unpaid and uncalled redeemable preference shares
Compulsory Acquisition	The compulsory acquisition by Westpac of the Outstanding Shares in St George
Compulsory Acquisition Price	The price at which the Compulsory Acquisition will take place
Corporations Act	Australian Corporations Act 2001
Deloitte	Deloitte Corporate Finance Pty Limited
Depositor Shares	St George's 189,401 depositor unpaid and uncalled redeemable preference shares
FSG	Financial Services Guide
Hybrids	St George's quoted preference shares
Merger	The merger between Westpac and St George which was implemented by way of a scheme of arrangement which became effective on 17 November 2008
Outstanding Shares	Collectively the Borrower Shares and Depositor Shares
Section 664A	Section 664A of the Corporations Act 2001
Section 664C	Section 664C of the Corporations Act 2001
Section 667A	Section 667A of the Corporations Act 2001
St George	St George Bank Limited
Westpac	Westpac Banking Corporation

Appendix 2: Sources of information

In preparing this report we have had access to the following principal sources of information:

- St George's constitution
- Legal advisor letters in relation to the Compulsory Acquisition dated 17 February 2009
- Bloomberg
- ASX company announcements

Appendix 3: Qualifications, declarations and consents

The report has been prepared at the request of the Directors of Westpac and is to be included in the compulsory acquisition notice to be provided to holders of the Outstanding Shares in accordance with Section 664C. Accordingly, it has been prepared only for the benefit of the Directors and those persons entitled to receive the compulsory acquisition notice in their assessment of the Compulsory Acquisition outlined in the report and should not be used for any other purpose. Further, recipients of this report should be aware that it has been prepared without taking account of their individual objectives, financial situation or needs. Accordingly, each recipient should consider these factors before acting on the Compulsory Acquisition.

Our procedures and enquiries do not include verification work nor constitute an audit or a review engagement in accordance with standards issued by the Auditing and Assurance Standards Board.

Statements and opinions contained in this report are given in good faith but, in the preparation of this report, Deloitte Corporate Finance has relied upon the information provided by the directors and executives of Westpac which Deloitte Corporate Finance believes, on reasonable grounds, to be reliable, complete and not misleading. Deloitte Corporate Finance does not imply, nor should it be construed, that it has carried out any form of audit or verification on the information and records supplied to us. Drafts of our report were issued to Westpac management for confirmation of factual accuracy.

Furthermore, recognising that Deloitte Corporate Finance may rely on information provided by Westpac and their officers and/or associates, Westpac has agreed to make no claim against Deloitte Corporate Finance to recover any loss or damage which Westpac may suffer as a result of that reliance and also has agreed to indemnify Deloitte Corporate Finance against any claim arising out of the assignment to give this report, except where the claim has arisen as a result of any proven wilful misconduct by Deloitte Corporate Finance.

Deloitte Corporate Finance holds the appropriate Australian Financial Services Licence to issue this report and is owned by the Australian Partnership Deloitte Touche Tohmatsu. The employees of Deloitte Corporate Finance principally involved in the preparation of this report were Mark Pittorino, BCom, MAppFin, CA, Christophe Bergeron BCom, MAppFin, and Omar Safadi, CFA, CFM/CMA, BEco. Mark Pittorino is a Director, Christophe Bergeron is an Associate Director, and Omar Safadi is a Senior Analyst of Deloitte Corporate Finance. Each has many years experience in the provision of corporate financial advice, including specific advice on valuations, mergers and acquisitions, as well as the preparation of independent expert's reports.

About Deloitte

In Australia, Deloitte has 12 offices and over 4,500 people and provides audit, tax, consulting, and financial advisory services to public and private clients across the country. Known as an employer of choice for innovative human resources programs, we are committed to helping our clients and our people excel. Deloitte's professionals are dedicated to strengthening corporate responsibility, building public trust, and making a positive impact in their communities.

For more information, please visit Deloitte's web site at www.deloitte.com.au

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/au/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Westpac
Australia's First Bank

Group Secretariat
Level 20, 275 Kent Street
Sydney NSW 2000
Australia
Telephone: (02) 8253 0390
Facsimile: (02) 8253 1215

13 March 2009

Company Announcements
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Westpac SPS II

Further to Westpac's release of the replacement prospectus on 2 March 2009 for the offer of Westpac SPS II, attached are letters being mailed from today to certain Eligible St.George Hybrid Holders and Eligible Former SAINTS Holders. The letters relate to processing errors in the personalised application forms previously mailed to those holders.

Yours sincerely

Anna Sandham
Company Secretary

Westpac Banking Corporation
ABN 33 007 457 141
Level 20, 275 Kent Street
Sydney NSW 2000
www.westpac.com.au

13 March 2009

Dear St.George Hybrid Holder,

Westpac SPS II Offer

I am writing to advise you of important information relating to the offer to reinvest the redemption proceeds of your St.George SPS, St.George CPS and St.George CPS II (**St.George Hybrids**) in a new Westpac security, Westpac SPS II.

On 2 March 2009, a pack was mailed to you containing important information confirming that St.George will redeem all St.George Hybrids for their face value of A$100 per security on the exchange date, which is expected to be 31 March 2009[1] . The pack also included a Westpac SPS II prospectus and a blue personalised Reinvestment Application Form in relation to the offer to reinvest the proceeds from redemption of your St.George Hybrids in Westpac SPS II, with a guaranteed allocation.

Due to a processing error with the application form that we sent you, the number of any St.George SPS that you held on 20 February 2009 was incorrectly inserted in the box labelled "St.George CPS", and vice versa. The number of any St.George CPS II that you held was not affected by this error.

The total holding of your St.George Hybrids was correctly reflected on the application form.

The number of St.George Hybrids that you held on 20 February 2009[2] is correctly set out below:

St.George SPS		St.George CPS		St.George CPS II		Total
	+		+		=	

If you wish to apply for Westpac SPS II you can still use your blue personalised Reinvestment Application Form that was previously mailed to you with the prospectus. If you have already applied for Westpac SPS II and sent your application form to the registry it will continue to be processed and no further action is required.

If you have applied, or do apply, for **full reinvestment**, the redemption proceeds of the total number of St.George Hybrids you hold on the exchange date will be reinvested in Westpac SPS II. If you have applied, or do apply, for **partial reinvestment**, the number of your St.George Hybrids to be reinvested in Westpac SPS II will be based on the total number of St.George Hybrids you indicate you wish to reinvest in Section C of your application form.

You may instead wish to download a personalised application form with a copy of the prospectus from www.westpac.com.au/investorcentre which sets out the above details of your St.George Hybrids.

As a reminder, the Westpac SPS II offer is expected to close at 5:00pm (Sydney time) on Monday 23 March 2009. If you wish to apply, you need to make sure Westpac's share registry receives your application by this date. You should read the prospectus carefully and consider the full details of the offer set out in the prospectus before making your decision. You should consult your financial adviser or other professional adviser if you are uncertain as to whether you should invest in the Westpac SPS II.

We apologise for any inconvenience caused by this error. If you have any further questions, please contact the Westpac SPS II Information Line on 1300 551 909 or Westpac Investor Relations directly on (02) 8253 3143.

Yours sincerely,

Anna Sandham
Company Secretary

[1] The exchange date of 31 March 2009 can be varied by giving 2 business days notice to the ASX.
[2] Any changes in your holding since that date are not reflected.

Westpac

Westpac Banking Corporation
ABN 33 007 457 141
Level 20, 275 Kent Street
Sydney NSW 2000
www.westpac.com.au

13 March 2009

Westpac SPS II Offer

Dear Eligible Former SAINTS Holder

I am writing to advise you of important information relating to the offer of Westpac SPS II. As a valued former investor in St.George SAINTS, Westpac has recently offered you the opportunity to invest in a new Westpac security, Westpac SPS II.

On 2 March 2009, you were mailed a Westpac SPS II prospectus and a white personalised SAINTS Application Form. Due to a processing error, the number of SAINTS you held on 1 December 2008 was not inserted in Box A on the application form.

Your SAINTS holding balance on 1 December 2008 was [ ].

Under the Westpac SPS II Offer you are entitled to a guaranteed allocation of one Westpac SPS II for each SAINTS held by you on 1 December 2008 as set out above.

If you have already applied for Westpac SPS II and sent your application form to Westpac's share registry there is no need to do anything.

If you wish to apply for Westpac SPS II, you can complete the application form which was mailed to you with the prospectus. The blank Box A on your application form will not affect your application. You may instead wish to apply for Westpac SPS II online at www.westpac.com.au/investorcentre where you are able to view the SAINTS balance that you held on 1 December 2008.

The Westpac SPS II Offer is expected to close at 5:00pm (Sydney time) on Monday, 23 March 2009. You should read the prospectus carefully and consider the full details of the offer set out in the prospectus before making your decision. You should consult your financial adviser or other professional adviser if you are uncertain as to whether you should invest in the Westpac SPS II.

We apologise for any inconvenience caused by this error. If you have any further questions, please contact the Westpac SPS II Information Line on 1300 551 909 or Westpac Investor Relations directly on (02) 8253 3143.

Yours sincerely,

Anna Sandham

Anna Sandham
Company Secretary